
AutoZone
AutoZone

LET'S GROW TOGETHER

AutoZone

2026 ANNUAL REPORT

Notice of Annual Meeting of Stockholders and Proxy Statement


AutoZone
AutoZone
3010
3010

Corporate Profile

AutoZone is a leading retailer and distributor of automotive replacement parts and accessories in the Americas. Each store carries an extensive product line for cars, sport utility vehicles, vans, and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. In the vast majority of stores in the United States, Mexico, and Brazil, AutoZone has a commercial sales program that provides prompt delivery of parts, products, and commercial credit to local, regional, and national repair garages, dealers, service stations, fleet owners, and other accounts. AutoZone also sells automotive hard parts, maintenance items, accessories, and non-automotive products through AutoZone.com, and commercial customers can make purchases through AutoZonePro.com. Additionally, AutoZone sells the ALLDATA brand of automotive diagnostic, repair, collision, and shop management software through ALLDATA.com. AutoZone also provides product information on Duralast products through DuralastParts.com. AutoZone does not derive revenue from automotive repair or installation services.

- 8,031 stores (6,863 stores in 50 states in the U.S., 1,001 stores in Mexico, and 167 stores in Brazil)
- 6,443 domestic Commercial programs
- 16 Distribution centers (13 in the U.S., two in Mexico, and one in Brazil)
- 132,000 AutoZoners

Selected Financial Highlights

(Dollars in millions, except per share data)	**2026**	2025	2024*	2023	2022
Net Sales	**$20,339**	$18,939	$18,490	$17,457	$16,252
Operating Profit	**$3,723**	$3,610	$3,789	$3,474	$3,271
Diluted Earnings per Share	**$152.55**	$144.87	$149.55	$132.36	$117.19
After-Tax Return on Invested Capital	**35.8%**	41.3%	49.7%	55.4%	52.9%
Domestic Same Store Sales Growth	**3.3%**	3.2%	0.4%	3.4%	8.4%
International Same Store Sales Growth**	**2.2%**	9.3%	10.2%	17.5%	19.2%
Operating Margin	**18.3%**	19.1%	20.5%	19.9%	20.1%
Cash Flow from Operations	**$3,249**	$3,117	$3,004	$2,941	$3,211

* FY2024 includes a 53rd week of results
** Based on constant currency. Excludes impacts from fluctuations of foreign exchange rates.

LET'S GROW TOGETHER

AutoZone

Dear Customers, AutoZoners, and Stockholders,

As I think back on AutoZone's highlights for fiscal 2026, I am so incredibly thankful for our more than 132,000 AutoZoners across the company who are dedicated to delivering outstanding customer service and Living the AutoZone Pledge and Values every day. I am honored to update you on our progress during fiscal 2026 ("FY26") and our plans for fiscal 2027 ("FY27") and beyond. As every new fiscal year begins, we announce our operating theme for the year during our September National Sales Meeting hosted every year in Memphis, TN. With over 3,000 AutoZoners in attendance, we not only unveiled this theme - "Let's Grow Together" - but we stressed how each and every AutoZoner can educate their store and distribution center AutoZoners on how to provide even better customer service going forward and recognize those who achieved exceptional performance during FY26. As you would expect when hearing the Let's Grow Together operating theme, we are focused on putting our capital to work by expanding our store base in the United States ("US"), Mexico, and Brazil. With these openings, we are excited to offer career opportunities for all AutoZoners. While continuing to invest in store openings, we remain focused on enhancing our culture, through training, improving inventory assortments, and deploying technology so AutoZoners can say "Yes" to more customers. We are fortunate to compete in an industry where the demand for our goods and services remains robust and growing.

In the fall of 2023, we announced our strategy to increase our investment in new stores, distribution centers, and information technology to support our future growth. In FY26 these investments accelerated as we opened 374 new stores globally, along with two new distribution centers ("DCs") in Mexico and Brazil. These international DCs add significant capacity to enable future store growth as we expect our international business to continue to expand in the future. By the end of 2023, we had opened 197 new stores for the year, globally. As you can see, we are now opening almost double the stores this year than at the time of our announcement. In fact, we have already

announced that we expect to open approximately 400 stores for FY27, so growth will continue.

This past year marked our 47th anniversary since our first store opened in Forest City, Arkansas in 1979. This year marked record sales growth, crossing the $20 billion sales level, along with the record store openings both domestically and internationally. We are as excited about where our future is headed.

As a long term AutoZoner, I am proud of what we have accomplished, but I am even more excited about where AutoZone is headed. It is the right time for growth, and by remaining focused on developing our AutoZoners' skills, talents, and striving to always say "Yes" to our customers, we are strengthening our position for continued success in FY27.

Fiscal Year 2026

FY26 was a challenging year for AutoZone and our industry. While we invested in growing our business, the macro environment was challenging. The impact from tariffs, higher interest rates and fuel prices all put pressure on our customers' wallets. As a result, our domestic same store sales slowed as the year progressed. We reported 3.2% full year same store sales, on a constant currency basis. As the year progressed, transaction growth began to slow as customers either deferred maintenance purchases that they could, or they chose to trade down to more opening price point items. For the full year, our domestic do-it-yourself ("DIY") business experienced same store sales of 1% while our domestic Commercial business grew total sales almost 11%. While both our DIY and Commercial businesses experienced higher ticket growth, transactions slowed as the year progressed. While we could not control macro events, we did remain diligent on expense management. We understand we must manage our returns on invested capital ("ROIC") in line with our investors' expectations. We believe we positioned ourselves well for growing sales and earnings in FY27. We were encouraged to end FY26 with momentum. We began to see improving customer sentiment for our goods and services, and we believe that trend will continue into FY27. While FY26 was not an easy year, we feel we navigated its challenges, and we positioned ourselves for an increase in our sales growth rate in FY27. We believe our customers will continue to be challenged financially in FY27, but AutoZone will be there to offer the parts and services to help them save time and money. On the international front, as in the US, we experienced similar headwinds. We grew our international same store sales 2.2% on a constant currency basis versus 9.3% last year. AutoZone's international store base consists of over 1,000 Mexico stores and 167 Brazil stores at FY26 ending, our Mexico business had more impact on the slowing trend. As with the US, we saw the business slow in FY26, but, also like the domestic business, we saw improving in trends in the last quarter of the year. While the macro environment was challenged, we continued our investment in new stores, opening 23% more international stores for

the year. Our conviction to our international markets is nonwavering, as we see substantial opportunities for market share gains. We expect to open a similar number of stores internationally in FY27.

Fiscal Year 2026: A time for managing expenses while continuing to grow our store base

Under the macro environment we faced in FY26, we focused on the dual strategy of opening stores and distribution centers while being prudent with expenses. As we had committed to our store openings at the start of the year, our slowing same stores sales caused us to de-lever our operating expenses. As our sales grew 7.4%, our operating expenses grew faster at 8.9%. While our sales result, both domestic and international, did not meet our expectations, we believe this was a short term macro event and our business and industry will deliver solid results next year and beyond. We believe our focus on flawless execution, strong balance sheet, and ongoing cash flow generation allowed us to gain market share in this environment, which is just what we did. According to the data we have, we gained share domestically in every quarter of FY26! Internationally, unfortunately, we do not have the data to confirm we gained share there during the year, but we believe we did based on more informal resources. As we believe we positioned AutoZone for accelerated growth in FY27, we expect our growth in expenses to slow in the new year and our sales should increase. As the economy will lap the higher costs from tariffs, interest rates, and fuel in FY26, FY27 is expected to show an improving trend in customer transactions globally. With ever increasing vehicles on the road, and miles driven continuing to increase, we will be there to help our customers with the automotive needs. On the technology front, we continue to invest in our proprietary systems that support our DIY and Commercial business across all countries where we operate. These technology investments are continually focused on making AutoZone an easier company to do business with. While we opened 374 stores globally in FY26, we have established a goal of opening approximately 400 stores in FY27. We have re-anchored on an annual target of opening approximately 440 stores globally by fiscal 2028 (“FY28”). We are targeting to open 300 domestic stores, and roughly 140 international stores, annually. As these are significant goals, considering we have historically opened around 200 stores annually, we remain diligent on training our new store managers to be ready to open these stores and drive strong performance. As part of these new store openings, we are committed to ramping up both our Mega Hub and Hub store openings. We continue to target approximately 300 Mega Hubs and over 300 smaller Hub stores, domestically, at the completion of our buildout. Lastly, we have continued to invest in ALLDATA, our technology subsidiary, which is second to none in the global marketplace for original equipment (‘OE”) diagnostic and repair information. We remain committed to investing in ALLDATA’s growth in the coming years.

With reported EBIT growth north of 3% this past year, we aspire to report higher earnings growth in FY27. As previously discussed, while our initiatives are very exciting, they continue to take time to develop, mainly as our new store productivity will ramp into the future. While our capital expenditure in FY26 remained elevated at $1.4 billion, and higher than last year, we see our capital investments beginning to slow in the future. While FY27 will likely be just north of $1.6 billion, we expect this number to be managed relatively flat for future years while operating cash flow will continue to grow each year from here.

Summary of FY26 results

During FY26 we had many successes. We delivered a record $20.3 billion in sales, up 7.4% over fiscal 2025 (“FY25”), and we opened a record number of new stores.

Below are key highlights:

- Expanded our domestic store base by 236 new stores or 4.1% square footage growth
- Opened 345 net new domestic Commercial Programs, expanding to 94% of our domestic store base
- Opened a record number of stores in Mexico, opening 118 new stores, and ending with 1,001 stores
- Opened 20 additional stores in Brazil, for a total of 167 stores
- Opened 50 additional domestic Hub stores, finishing FY26 with 417 Hubs (including 172 Mega Hubs)
- Reported ROIC of 35.8% for FY26
- Generated a record $3.2 billion of Operating Cash Flow
- Repurchased more than $2.0 billion of our shares over the year and up from $1.6 billion in FY2025

What was different in Fiscal Year 2026

As with past years, our story continues to be about evolution and not revolution. We believe our investments have positioned us well to begin FY27. With, we believe, the best brand in the automotive aftermarket, Duralast, we continue to expand the brand across additional merchandise lines. In addition to the capital and inventory investments we made in FY26, we made sizable investments in operating expenses to open new stores and improve our store level execution. We continued our focus on expanding our online offerings, and we believe that AutoZone.com will again grow at a record pace of sales in FY27 as we expect to add additional parts coverage to our online assortment in the new year.

Lastly, we remain committed to investing in our information systems infrastructure at increasing levels, as these investments will underpin our future customer service offerings and improve efficiency.

Why we are looking forward to FY27

Looking forward, FY27 will again be a year focused on ramping up our store openings and improving our inventory offerings. At our core, we will remain focused on improving our customers' shopping experience. As a leading retailer and distributor of automotive replacement parts and accessories in the Americas with 8,031 total stores. Our growth priorities for FY27 are:

- U.S. Retail (DIY)
- U.S. Commercial (DIFM)
- Accelerate International
- Expense management

Across our markets, we will continue to (1) train and invest in AutoZoners for long-term retention and WOW! Customer Service; (2) improve parts coverage and expand our assortment; (3) deploy inventory more robustly and efficiently across our supply chain network; (4) leverage technology to improve the ease of doing business with us and introduce technology where it can benefit our customers and business; and (5) remain relentless on flawless execution.

U.S. Retail

FY27 will focus on transaction growth. As transactions declined by almost 5% in FY26, we believe the worst is behind us. As we will begin to lap higher costs from tariffs and fuel, we believe customers will return at a better rate than this past year. While we continue to believe transactions will be down in the range of 2 to 3% for FY27, this will improve vs FY26. Additionally, our further implementation of our supply chain and inventory initiatives to drive growth and market share should drive sales improvements. For FY27, we are targeting over 250 net new domestic stores versus 236 net new stores this past year. This year's openings will include approximately 40 new Mega Hub locations.

U.S. Commercial

Even with our Commercial Sales growth of almost 11% in FY26, we still have less than 5% share in this more than $130 billion market. We remain committed to continuing to grow our business in FY27. With just over $5.7 billion in sales for FY26, we have set aggressive sales growth targets for the new year with a goal to grow faster than the overall market. Our comprehensive strategy focuses on growing our share of the Up and Down the Street customers and includes improved product availability, improving delivery times to customers, leveraging the power of our Duralast brand, and improving our service levels all while making sure we are "priced" right. We believe our strategy of increasing coverage in the local markets along with speed of delivery will unlock future sales growth.

International

With 1,168 stores internationally at FY26 ending, we continue to have incredible opportunities for international expansion. For FY27, we will target approximately 140 new international stores, continue construction on our third Mexico Distribution Center. As with our domestic market, we see great growth opportunities for both DIY and Commercial across both Mexico and Brazil.

Our Future

Beyond FY27, we continue to believe we can have more than 10,000 stores in the US and over 2000 international stores as we further penetrate the Commercial markets in both countries. While accelerating our store openings, investing in supply chain initiatives and technology, we remain laser focused on driving returns for our investors. We will focus on improving our ROIC over time while allocating more of our cash flow to buybacks versus capital expenditures in future years. We will continue to hold our investments to the same hurdle rates, drive strong returns, and leverage our strong cash flows to repurchase shares and grow our earnings per share. As our ROIC, at 35.8% came down this past year with our ramp up in new store investments, we believe ROIC will increase beginning in late FY28 as we will reach our annual store growth goal of 440 stores. As we believe our ROIC is near the highest in all of hardlines retailing, we will remain committed to being good stewards of capital as we understand the capital we deploy is your capital. While we expect this rate to decline slightly over the next year, before beginning to increase in the last half of FY28.

Before I close, I owe my gratitude to AutoZone's Board of Directors for their confidence in me to lead such an amazing company. AutoZone remains an incredible place to work, develop your career and grow, and our Board

Members understand what a special place it is. A truly unique culture across corporate America.

Finally, I want to recognize our leadership team at AutoZone. I cannot stress enough how comforting it is to have the leaders we have across our organization. I believe we are second to none when it comes to the tenure, leadership, and expertise on display at AutoZone. AutoZone is fortunate to have an experienced leadership team, able to mentor future leaders while developing and implementing our current growth plans. We remain focused on delivering the results as good, if not better, than we have had over the last forty-seven years, and I believe AutoZone is well positioned to do that. Again, I want to thank all AutoZoners for their ongoing dedication to our customers, and tireless efforts this past year. I look forward to what we can accomplish in FY27. Additionally, I would like to thank you, our stockholders, for the confidence you have placed in our team through your decision to invest in AutoZone. As always, we remain committed to a disciplined approach of driving shareholder value.

We promise to remain focused on Living The Pledge and adhering to our Values in order to earn our customers' business and trust every single day. We continue to believe that AutoZone's best days are ahead.

Thank you for staying in the Zone with us all these years and providing confidence in our leadership team through your investment in AutoZone.

Sincerely,

Philip B. Daniele
President and Chief Executive Officer


Hablo Español
STP
EXTENDED LIFE
STP
SAE 0W-20
FULL SYNTHETIC
HIGH MILEAGE
MOTOR OIL

AutoZone

Notice of Annual Meeting of Stockholders and Proxy Statement

Letter from our Chairman



Dear Stockholders,

In connection with our 2026 Annual Meeting of Stockholders to be held at the J.R. Hyde III, Store Support Center in downtown Memphis on December 16th, 2026, it is my honor to address you, our owners, on key corporate governance developments at AutoZone.

In 2024 for the first time in nearly two decades, our Board of Directors (“Board”) elected a new Chief Executive Officer (“CEO”). The Board conducted a rigorous and robust succession planning process that lasted over three years and culminated in the selection of Phil Daniele as AutoZone’s fifth CEO in our rich history. As part of the succession planning process, the Board had requested that I assume the role of Executive Chairman, in which I continued to work with Phil and our talented Executive Committee (the senior most leaders of the management team). In this capacity, my role was to serve as an advisor, coach, sounding board and mentor – Phil, in his role as President and CEO, was the ultimate decision maker. These changes resulted in us splitting the roles of Chairman and CEO for the first time since 2007.

Today, we continue to believe the split role of Chairman and CEO is the best leadership structure for AutoZone. I have thoroughly enjoyed working with Phil in the beginning of his CEO tenure and know he is the strong and capable CEO we all expected him to be. Accordingly, the Board approved my transition from the role of Executive Chairman to Chairman, effective this past January. Our Board believes in optimizing the structure based on the talents and capabilities of the leadership at the time. This is the final planned step in our leadership transition plan we announced in June of 2023.

Another focus of the Board has been prioritizing board succession planning and refreshment, given that our overall tenure in recent years was increasing. We believe a balance in board tenures is important. Our business is complex and having long-standing directors who have been through various cycles, strategies and developments is important, just as we believe in having long-tenured AutoZoners (employees). But, we also believe in fresh perspectives, new ideas, objectivity and independence. At the 2024 annual meeting, two of our longer-tenured Board members decided to not stand for re-election. Following their decisions, we began a formal search process led by a third party to identify two new independent directors, which resulted in the successful appointment of two outstanding new directors, Claire McDonough and Constantino Spas Montesinos, who have brought uniquely valuable perspectives and impressive professional experiences to our Board. Upon onboarding our new directors, we also rotated Committee appointments and Board leadership positions, including naming Brian Hannasch as our Lead Independent Director and Linda Goodspeed as our Audit Committee Chair. These changes over the last couple of years have refreshed our Board leadership and structure, while maintaining high standards of corporate governance to support our growing business.

In October, Ms. McDonough communicated to the Board her decision not to stand for reelection at the Company’s 2026 Annual Meeting of Stockholders. Ms. McDonough recently accepted a new executive role with a different company, and that company’s key events calendar conflicts with several of AutoZone’s future board meetings. Although the AutoZone Board would have preferred a different outcome, it expresses its sincere gratitude to Ms. McDonough for her wise counsel, valued insights, and meaningful contributions during her tenure. The Board wishes her continued success in all her future endeavors. In light of Ms. McDonough’s decision, we have elected to reduce the size of the Board to ten.

Over the course of the last few months, we have held off-season engagement discussions with you, our owners, to discuss recent changes and also to listen to your thoughts and ideas. We thank you for sharing and continue to take your feedback to heart. As always, we strive to execute changes in a thoughtful and disciplined manner.

On behalf of the Board, I invite you to join us for our 2026 Annual Meeting of Stockholders and as always, we appreciate your investment in us and your continued support.

Sincerely,

Bill Rhodes

Bill Rhodes
Chairman

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME	PLACE	RECORD DATE
December 16, 2026 8:00 a.m. Central Time	J.R. Hyde III Store Support Center 123 S. Front Street Memphis, Tennessee 38103	Close of business on October 19, 2026

ITEMS OF BUSINESS

1. Election of 10 directors
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2027 fiscal year
3. Advisory vote on the compensation of named executive officers
4. Approval of AutoZone, Inc.'s Ninth Amended and Restated Employee Stock Purchase Plan
5. Approval of AutoZone, Inc.'s Seventh Amended and Restated Executive Stock Purchase Plan

In addition, we will transact such other business properly brought before the meeting.

VOTING

Your vote is important. We strongly encourage you to submit your vote as promptly as possible through the Internet, by telephone or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or nominee). For more specific instructions on how to vote, please see page 77.

MEETING MATERIALS

This Proxy Statement and our 2026 Annual Report are available on the Investor Relations section of our website at www.autozone.com. Additionally, you may access our proxy materials at www.envisionreports.com/AZO.

ATTENDING THE MEETING

We are holding the 2026 Annual Meeting at the J. R. Hyde III Store Support Center located at 123 S. Front St, Memphis, Tennessee 38103. For additional information on how you may attend or vote at the meeting, please see page 77.

By Order of the Board of Directors,

Jenna M. Bedsole

Memphis, Tennessee
October 27, 2026

Jenna M. Bedsole
Corporate Secretary

[THIS PAGE INTENTIONALLY LEFT BLANK]

PROXY SUMMARY

This Proxy Summary provides general information about AutoZone and highlights information contained elsewhere in this Proxy Statement. As it is only a summary, please refer to the entire Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended August 29, 2026 ("FY26") before you vote. In this Proxy Statement, we use the term "AutoZone," "we," "us," "our" and "the Company" to refer to AutoZone, Inc.

MEETING INFORMATION

DATE & TIME	LOCATION	RECORD DATE
December 16, 2026 at 8:00 a.m. CT	J.R. Hyde III Store Support Center, 123 S. Front Street, Memphis, Tennessee 38103	Stockholders of record as of the close of business on October 19, 2026 are entitled to vote.

ITEMS OF BUSINESS

Proposal Number		Board Recommendation	Page
1.	Election of 10 directors	FOR each of the directors	25
2.	Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2027 fiscal year	FOR	31
3.	Approval of an advisory vote on the compensation of named executive officers	FOR	33
4.	Approval of AutoZone, Inc.'s Ninth Amended and Restated Employee Stock Purchase Plan	FOR	34
5.	Approval of AutoZone, Inc.'s Seventh Amended and Restated Executive Stock Purchase Plan	FOR	37

VOTING

We strongly encourage you to submit your vote as promptly as possible through the Internet, by telephone or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or nominee), even if you plan to attend the Annual Meeting.

Internet	Telephone	Mail	At the Meeting
Visit the website on your proxy card, voting instruction form or electronic communications.	Call the telephone number on your proxy card, voting instruction form or electronic communications.	Sign, date and return your proxy card or voting instruction form in the enclosed envelope.	Attend the Annual Meeting and vote in-person.

For more specific instructions on how to vote as well as how to attend the Annual Meeting, please see page 77.

ABOUT THESE MATERIALS

We began mailing our Notice of Internet Availability of Proxy Materials (the "Notice") to each stockholder entitled to vote at the Annual Meeting on or about October 27, 2026. Our Board of Directors (the "Board") has sent you this Proxy Statement to solicit your vote at the Annual Meeting or any adjournment thereof.

AutoZone Highlights

FY26 FINANCIAL AND OPERATIONAL HIGHLIGHTS*

- **$20.3 Billion in Revenue** and **$152.55 Diluted Earnings per Share**
- Completed **$2.0 billion in Share Repurchases**
- Average of **20.3% Total Shareholder Return (TSR)** for past 20 years
- **8,031 Stores Globally**, including 6,863 in the U.S., 1,001 in Mexico and 167 in Brazil
- **6,443 Commercial Programs** in the U.S.

For more information, see: AutoZone’s Form 10-K for the fiscal year ended August 29, 2026 (the “FY26 Form 10-K”) filed with the Securities and Exchange Commission (“SEC”).

CORPORATE GOVERNANCE

- **Board Leadership** consists of Chairman and Lead Independent Director
- **Intentional Board refreshment and succession planning** has continued to identify new independent directors to further enhance the Board’s diverse skillset, including two new directors in 2025; we remain focused on disciplined refreshment and recruitment
- **Disciplined CEO succession planning** resulted in successful transition to leadership of new President and Chief Executive Officer in fiscal year 2024 (“FY24”)
- Audit, Compensation and Nominating & Corporate Governance Committees (the “Standing Committees”) made up entirely of **Independent Directors**
- Use of **Third-Party Firm** for 2021 and 2024 **Board Evaluations**
- Review and update of **Policy on Political Contributions and Lobbying Engagements** in fiscal year 2025 (“FY25”)

For more information, see: Corporate Governance beginning on page 7.

EXECUTIVE COMPENSATION

- Significant portion of executive’s compensation is **variable or at-risk**
- Annual Incentive Plan tied to **economic profit**, as a function of Earnings Before Interest and Taxes (“EBIT”) and Return on Invested Capital (“ROIC”)
- **Say-On-Pay Vote** received support from over 90% of the votes cast at our 2025 Annual Meeting
- Compensation plans and practices reviewed to ensure they **do not encourage excessive risk-taking**
- **Stock Ownership Guidelines** aligned to compensation strategy

For more information, see: Compensation, Discussion & Analysis beginning on page 40.

SHAREHOLDER ENGAGEMENT

- Conduct **year-round outreach** through our Board leadership, senior management and investor relations team to understand shareholders’ perspectives, priorities and concerns
- In FY26, **invited investors representing approximately 70% of shares outstanding** to discuss key matters, including corporate governance, board composition and executive compensation.

For more information, see: Shareholder Engagement on page 21.

** Information reflected as of, and for the fiscal year ended, August 29, 2026, as applicable*

Disclaimer: The contents of any websites, reports or other materials are not incorporated by reference into this proxy statement and do not constitute a part of this proxy statement.


PLEDGE
&VALUES
AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.
AutoZone
ALLDATA
An AutoZoner Always...
PUTS CUSTOMERS FIRST
Exceed your customers' expectations by providing WOW! Customer Service and going the Extra Mile. Understand your customers' needs and solve their problems. Treat each customer as your only customer.
CARES ABOUT PEOPLE
Treat people with dignity and respect. Recognize great work and provide frequent feedback. Demonstrate concern for others and your community. Create a safe environment. Own your development and help develop others.
STRIVES FOR EXCEPTIONAL PERFORMANCE
Be accountable and honor your commitments. Act in a manner of the highest legal and ethical standards. Use resources wisely and promote a culture of thrift. Take strong initiative, act quickly and do the job right the first time.
ENERGIZES OTHERS
Share your passion for the business. Generate enthusiasm, motivate others and promote innovation. Listen and assume positive intent in others.
EMBRACES DIVERSITY
Welcome each individual's heritage, differences and unique qualities. Build teams with diverse thoughts, skills, knowledge and backgrounds. Value the ideas and opinions of others.
HELPS TEAMS SUCCEED
Actively contribute to team goals and seek opportunities to lead. Be a reliable and supportive team member. Strive for accurate and clear communication. Place team goals over personal goals.

CULTURE

- Our **Pledge and Values** foster a strong, unique and powerful culture of teamwork and customer service. Every AutoZoner, from the Board of Directors and CEO Team (Vice Presidents and above) to AutoZoners in our stores, distribution centers and Store Support Centers, strive to ***Live the Pledge***.
- Meetings at AutoZone begin with our **Cheer and Pledge**, to remind us of our commitment to customer satisfaction and our promise to put customers first, and an **Extra Miler Story**, to recognize fellow AutoZoners for living our Pledge and Values and taking care of our customers.
- We believe our commitment to living the **Pledge and Values** and strong **culture of recognition** are what sets us apart from our competitors and drives our success.

HUMAN CAPITAL MANAGEMENT

- Approximately **132,000 AutoZoners** globally
- **Significant diversity** of backgrounds, experiences and tenures represented on the **Board** and **Executive Committee.**
- **Align human capital management with strategy** by focusing on succession planning, investing in individual growth and development and aiming to have AutoZoners reflect the communities in which we work and serve.
- Published **EEO-1 compliance disclosure** in Corporate Responsibility Report.

Forward Looking Statements: Certain statements contained in this proxy statement, including statements about our estimates, expectations, beliefs, intentions or strategies, constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, some of which are discussed in more detail in the "Risk Factors" section contained in Item 1A under Part 1 of the Company's FY26 Form 10-K. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Board of Directors Nominees

The following tables do not include information about Claire McDonough, who has notified the Company of her decision not to stand for reelection.

Name and Principal Occupation	Independent	Age	Director Since	Committee Membership		
				Audit	Comp	NomGov
 **Philip B. Daniele, III** President and CEO of AutoZone, Inc.		57	2024			
 **Michael A. George** Chair and Interim CEO of QVC Group	✓	65	2022	M	M	
 **Linda A. Goodspeed** Former Managing Partner and COO of WealthStrategies Financial Advisors	✓	64	2013	👤		
 **Earl G. Graves, Jr.** President and CEO of Black Enterprise	✓	64	2002			👤
 **Brian P. Hannasch** Former President and CEO of Alimentation Couche-Tard	Lead ✓	60	2022		M	
 **Gale V. King** Former EVP and Chief Administrative Officer of Nationwide Mutual Insurance Company	✓	70	2018			M
 **George R. Mrkonic, Jr.** Former Non-Executive Chairman of Maru Group	✓	74	2006	M	👤	
 **William C. Rhodes, III** Chairman and former President and CEO of AutoZone, Inc.		61	2005			
 **Jill A. Soltau** Former CEO of J.C. Penney Company, Inc.	✓	59	2018			M
 **Constantino Spas Montesinos** CEO of the Proximity Americas and Mobility Division of FEMSA	✓	56	2025	M		M

👤 indicates Committee Chairperson
M indicates Committee Member
"Lead" indicates Lead Independent Director

BOARD SKILLS

Core Skills	
Leadership	10 / 10
Financial Literacy	10 / 10
Board Experience	7 / 10
Strategy & Business Development	10 / 10
Risk Management	10 / 10

Distinct Strengths	
Retail & Consumer	9 / 10
International	6 / 10
Technology	8 / 10
CEO Experience	7 / 10
Financial Expertise	7 / 10
Business to Business	3 / 10
Supply Chain	6 / 10
Human Capital Management	8 / 10

BOARD COMPOSITION

Independence	
Independent	8 / 10
Not Independent	2 / 10

Age of Independent Directors	
50 – 59 years	2 / 8
60 – 69 years	4 / 8
70+ years	2 / 8

Tenure of Independent Directors	
0-5 Years	3 / 8
6-10 Years	2 / 8
11-15 Years	1 / 8
16+ Years	2 / 8

EXECUTIVE COMMITTEE AT-A-GLANCE

AutoZone is committed to continuing to build a diverse organization that represents our customers and the communities in which we serve, because when our store teams mirror the communities they serve, we perform better. This commitment to diversity begins at the top, and we are proud of the quality, strength, experience, tenure and racial, ethnic and gender diversity of both our Board and our Executive Committee.

DIVERSITY	TENURE
Female: ●●●●●	0-10 Years: ●●●●●●●
Black: ●●	11-20 Years: ●●
Hispanic / Latin: ●	21+ Years: ●●●●●●
Two or More Races: ●	

Total Executive Committee Members: 15

TABLE OF CONTENTS

CORPORATE GOVERNANCE

AutoZone has a long-standing commitment to promoting the long-term interests of our customers, AutoZoners and stockholders. In furtherance of this commitment, the Board has adopted a comprehensive governance framework to allow it to provide effective oversight and make informed decisions relating to the business, strategy, risk, culture and more. The following section discusses key aspects of our corporate governance structure, principles and practices.

Governance Framework

BOARD LEADERSHIP STRUCTURE

We do not have an express policy on whether the roles of Board Chairman and Chief Executive Officer should be combined or separated. Instead, the Board prefers to maintain the flexibility to determine which leadership structure best serves the interests of our stockholders. If the positions of the Chairman of the Board and CEO are held by the same person, or if the Chairman is not determined to be independent of AutoZone, then the Board will select an independent director to serve as the Lead Independent Director.

Currently, our Board believes that having separate roles for our President and CEO and Board Chairman, along with a Lead Independent Director, Independent Committee Chairs, Independent Committee members for all Standing Committees and a substantial majority of Independent Board members provides the best Board structure for AutoZone. We believe this structure, together with our other corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company.

The Board has regularly reevaluated this leadership structure as part of the Board evaluation and Board succession planning processes to ensure these important governance matters are considered thoroughly and holistically. As part of this review, the Board approved the transition of Mr. Rhodes from his prior role of Executive Chairman to the role of Chairman, effective January 2026.

LEAD INDEPENDENT DIRECTOR



Brian P. Hannasch
Lead Independent Director

Our Lead Independent Director is an independent director who is elected by the Board annually. As part of the Board's commitment to thoughtful and intentional succession planning, our Board elected Brian P. Hannasch to serve as Lead Independent Director in 2025. Our Corporate Governance Principles provide our Lead Independent Director with clearly defined responsibilities as follows:

- Presides at all executive sessions of the independent directors of the Board (without management present) at every regularly scheduled Board meeting;
- Chairs Board meetings when the Chairman is not present;
- Works with management to determine the information and materials to be provided to the Board;
- With the Chairman, approves Board meeting agendas, schedules, and other information to be provided to the Board;
- Consults with the Chairman and the CEO on such other matters as are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for direct communication and consultation with stockholders upon reasonable request; and
- Serves as a liaison between the Chairman and the independent directors.

DIRECTOR INDEPENDENCE

As stated in AutoZone's Corporate Governance Principles, a substantial majority of the Board of Directors should be independent in accordance with the rules of the New York Stock Exchange ("NYSE"). The Board annually assesses each director's independence after reviewing relevant relationships involving the director and AutoZone. As part of this review, the Nominating and Corporate Governance Committee and the Board considered all such relationships involving AutoZone's non-employee directors, including the below matters.

Ordinary Course Transactions and Business Relationships. The Company routinely procures goods or services from, or sells parts and products to, various entities for which a director or his or her immediate family member may be affiliated. During FY26, all such transactions were conducted in the ordinary course of business and on an arm's length basis.

- Mr. Hannasch was Special Advisor to the President and Chief Executive Officer of Alimentation Couche-Tard, which operates Circle K convenience stores from which AutoZone purchased miscellaneous goods.
- Ms. King is a member of the board of directors of Unum Group from which AutoZone procured group insurance benefits.
- Mr. Spas is the CEO of a division of FEMSA. During FY26, FEMSA and/or an affiliate of FEMSA purchased automotive parts and accessories from AutoZone de Mexico.

Current or Prior Employment of Immediate Family Member. Directors may have an immediate family member who is an AutoZoner. In FY26, all such employment relationships were in a non-officer capacity and all compensation-related decisions were made in a manner that is consistent with internal practices and policies and designed to avoid conflicts of interest.

Charitable Contributions or Event Sponsorships. The Company periodically makes donations to not-for-profit organizations or sponsors events with which Board members or their immediate family members may be affiliated. During FY26, all such contributions were conducted in the ordinary course of business and consistent with AutoZone's charitable giving guidelines or otherwise in furtherance of a business purpose.

As such, the Board concluded that none of these transactions were, individually or cumulatively, material to AutoZone and also did not materially benefit any director, directly or indirectly. Accordingly, the Board affirmatively determined that none of Mses. Goodspeed, King, or Soltau or Messrs. George, Graves, Hannasch, Mrkonic or Spas has a material relationship with the Company other than in their capacities as Board members and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles, the NYSE listing standards and applicable law. The Board also determined that Messrs. Rhodes and Daniele are not independent because Mr. Daniele is a current employee of the Company, and Mr. Rhodes was employed by the Company until the conclusion of his service as Executive Chairman and his transition to Chairman in January of 2026.

COMMITTEES. AutoZone's Board has three standing committees, each consisting solely of independent directors—the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Additional information about each of the Standing Committees is included below.

GOVERNANCE DOCUMENTS. The key governance documents and policies adopted by the Board are:

- Corporate Governance Principles;
- Charters for its Audit, Compensation, and Nominating & Corporate Governance Committees;
- Code of Conduct for all directors, officers and employees;
- Code of Ethical Conduct for Financial Executives;
- Vendor Code of Conduct for suppliers and vendors; and
- Policy on Political Contributions and Lobbying Engagements.

Proxy

The Board reviews these corporate governance documents and policies annually and revises them when it believes it serves the interests of the Company and its stockholders to do so, such as in response to changing governance practices or legal requirements. For example, in FY2024, following the CEO succession, the Nominating and Corporate Governance Committee, together with input and feedback from all Board members, conducted a thorough review that resulted in certain updates of our Corporate Governance Principles. In FY25, the Board amended AutoZone's Bylaws to reduce the threshold necessary to call a special meeting of stockholders, consistent with the feedback and majority vote received at our 2024 annual meeting. Also in FY25, the charters of each of the Board's Standing Committees were reviewed and amended to reflect evolving expectations from investors and other stakeholders. For example, the Audit Committee Charter now states the committee shall oversee the Company's practices with respect to cybersecurity, information security and service continuity, as well as the steps taken to monitor or mitigate risks in these areas—a practice that was already in effect and has now been memorialized in the charter. Additionally, in 2025, the Board reviewed and updated the Policy on Political Contributions and Lobbying Engagements. Each of these documents is available on the investor relations page on our website at www.autozone.com and is also available, free of charge, in print to any stockholder who requests it.

CORPORATE RESPONSIBILITY REPORTS. As part of our commitment to continuous improvement and maximizing long-term stockholder value, the Company remains committed to corporate responsibility. Our 2026 Corporate Responsibility Report (CRR) is available on our Corporate Responsibility page on our website at www.autozone.com.

Our website and the information contained therein or linked thereto are not intended to be incorporated into this Proxy Statement. Further, our CRR is not, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference herein or into any of our other filings with the SEC.

Risk Oversight

Oversight of risk management is a responsibility of the Board and is an integral part of the Board's oversight of AutoZone's business. The primary responsibility for the identification, assessment and management of the various risks faced by AutoZone resides with AutoZone's management. The Board is primarily responsible for ensuring that management has established and adequately resourced processes for identifying and preparing the Company to manage risks effectively.

Strategic Planning and Operating Risks

The Board reviews the Company's principal strategic and operating risks as part of its regular discussion and consideration of AutoZone's strategy and operating results. The Board also regularly reviews with the General Counsel legal matters that may have a material adverse impact on the Company's financial statements, the Company's compliance with laws, and any material reports received from regulatory agencies.

Financial Risks

The Audit Committee plays a key role in the Board's oversight of risk management. Quarterly, the Audit Committee reviews the Company's primary risks and the steps management has taken to identify, assess, monitor, mitigate and report such exposures. The Audit Committee, along with management, also evaluates the effectiveness of the risk avoidance and mitigation processes in place and reports its findings to the full Board as part of the Board's overall consideration of risks facing AutoZone.

Enterprise Risks

To assist with risk management and oversight, AutoZone has adopted the concept of Enterprise Risk Management ("ERM") using the framework issued in 2004 by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Vice President of Internal Audit, who reports directly to the Audit Committee, leads the Company's ERM processes with the assistance of Company management. The Vice President of Internal Audit presents to the Audit Committee a comprehensive review of the Company's ERM processes semiannually. This presentation includes an overview of all significant risks that have been identified and assessed and strategies developed by management for managing such risks. The Vice President of Internal Audit leads open discussions with the Audit Committee members to analyze the significance of the risks identified and seeks to verify that the list is all-inclusive. Company management is also involved in these discussions to ensure that the Board gains a full understanding of the risks and strategies that management has implemented to manage the risks.

Cybersecurity and Related Risks

The Audit Committee, in connection with its oversight of the Company's ERM processes described above, reviews and discusses the Company's cybersecurity risks directly with the Company's Chief Information Security Officer. Specifically, the Audit Committee reviews the Company's practices with respect to cybersecurity, information security and service continuity and the steps taken to monitor or mitigate such risks. This review takes place at each routine, quarterly committee meeting and includes a discussion of significant threats, risk mitigation strategies, any information technology ("IT") security program assessments and identified improvements. Additionally, such matters are included within a broader IT update which is periodically presented to the full Board of Directors.

Corporate Responsibility

The Board exercises its oversight of corporate responsibility matters both as a full Board and through its committees depending on the subject matter. The Nominating and Corporate Governance Committee has primary responsibility for assisting the Board in overseeing human capital management matters, whereas the Compensation Committee oversees the alignment between AutoZone's compensation programs and human capital management strategy. Environmental risk is currently a matter of shared oversight. For example, reporting of initiatives and goals relating to our greenhouse gas emissions is overseen by the Nominating & Corporate Governance Committee; oversight of environmental-related compliance is overseen by the Audit Committee; and to the extent environmental matters present a strategic risk or opportunity, such issues are overseen by the full Board. Each of the Standing Committees provides updates and feedback on these matters to the full Board for its collective review and discussion.

Board and Committee Meetings

BOARD MEETINGS AND ATTENDANCE

During FY26, the Board held 4 meetings. The independent members of our Board meet in executive sessions in conjunction with each regularly scheduled Board meeting, with our Lead Independent Director, Mr. Hannasch, presiding at these sessions. All directors attended at least 75% of the meetings of the Board and their assigned committees during FY26. All directors standing for reelection are expected to attend our annual meetings of stockholders. At our 2025 Annual Meeting, all directors were present.

AUDIT COMMITTEE

Meetings in FY26: 9

Members:
- Linda A. Goodspeed (Chair)
- Michael A. George
- Claire R. McDonough
- George R. Mrkonic, Jr.
- Constantino Spas Montesinos

Independent: All

Qualifications: The Board has determined that each Committee member meets the qualifications of an **audit committee financial expert** as defined by the SEC and is **financially literate** as defined by the NYSE.

The Audit Committee assists the Board in overseeing the integrity of the Company’s financial statements; the independent auditor’s qualification, independence and performance; the performance of the Company’s internal audit function; and the Company’s compliance with legal and regulatory requirements.

Accordingly, the Audit Committee has responsibility for:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Audit Committee;
- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company’s annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor’s attestation thereof, and other matters related to the Company’s financial statements and disclosures;
- overseeing the Company’s internal audit function, including providing input regarding the selection, evaluation and compensation of the Vice President of Internal Audit;
- reviewing and discussing with management the Company’s cybersecurity, information security and service continuity practices and the steps taken to monitor and mitigate related risk exposure; and
- reporting routinely to the Board and making recommendations on these matters.

COMPENSATION COMMITTEE

Meetings in FY26: 5 **Members:** • George R. Mrkonic, Jr. (Chair) • Michael A. George • Brian P. Hannasch • Claire R. McDonough **Independent:** All **Qualifications:** The Board has determined that each member of the Compensation Committee meets the additional independence requirements of the SEC and NYSE applicable to Compensation Committee members.	The Compensation Committee has responsibility for: • reviewing and approving AutoZone's compensation philosophy, strategy and objectives; • reviewing and approving the compensation programs, plans, policies and awards for executive officers; • leading the independent directors in the evaluation of the performance of the CEO in meeting established goals and objectives relevant to the compensation of the CEO; • acting as administrator of AutoZone's short- and long-term incentive plans and stock or stock-based plans; • reviewing the compensation of AutoZone's non-employee directors from time to time and recommending to the full Board any changes that the Compensation Committee deems necessary; • reviewing and discussing with management the alignment between AutoZone's compensation programs, company strategy and human capital management strategy; and • reporting routinely to the Board and making recommendations on these matters.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Meetings in FY26: 3 **Members:** • Earl G. Graves, Jr. (Chair) • Gale V. King • Jill A. Soltau • Constantino Spas Montesinos **Independent:** All	The Nominating and Corporate Governance Committee has responsibility for: • ensuring that qualified candidates are presented to the Board for election as directors; • assisting the Board in its oversight of AutoZone's corporate responsibility practices, including human capital management and any related significant reporting and stockholder engagement efforts; • assisting the Board in developing criteria and procedures for the evaluation of the Board, its committees and directors; and • reviewing and recommending changes to AutoZone's Articles of Incorporation, By-Laws, and Corporate Governance Principles with the aim of best serving the interests of the stockholders; and • reporting routinely to the Board and making recommendations on these matters.

Board Composition

PERSONAL CHARACTERISTICS AND CORE COMPETENCIES

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. They should also have demonstrated the confidence to be truly independent, as well as be business savvy, have an owner orientation and have a genuine interest in AutoZone. Core competencies of the Board as a whole, include accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone’s Corporate Governance Principles, which are available on AutoZone’s Investor Relations page on our website at www.autozone.com.

DIRECTOR SKILLS

The Board believes it can be most effective in exercising its responsibilities when it is made up of individuals who collectively possess a diverse, yet balanced, set of skills, qualifications and expertise gained from different experiences and professional settings. As such, the Nominating and Corporate Governance Committee annually reviews the skills represented on the Board, which then provides a foundation for Board refreshment, Board succession planning and director nominations.

In 2023, the Nominating and Corporate Governance Committee refreshed its method of reviewing and evaluating Board skills in an effort to (i) develop a more meaningful skills matrix that reflects each individual’s strengths and expertise and (ii) better communicate to stockholders the key qualifications that each director nominee brings to the Board. In doing so, the Committee identified a certain set of “core skills” which nearly all directors possess because these skills are integral to carrying out the Board’s responsibilities. In addition to these “core skills,” the Committee identified certain “distinct strengths” which our directors possess. These strengths allow our Board, as a whole, to offer a comprehensive set of experiences, perspectives and expertise to guide our decision making. In some instances, we have intentionally sought more candidates with a specific attribute, such as CEO experience or retail industry experience, because such experience is particularly relevant to our business and valuable to our Board. In other instances, we have considered a candidate as a whole and concluded that he or she presents a variety of strengths that add to the richness of our Board. As a result, we may have varying numbers of Board members with each particular strength or attribute; but it is our belief that all of these skills and experiences are of value and together allow for more thoughtful dialog and more effective execution of Board responsibilities.

Attribute	What this means	Why it's valuable to AutoZone
CORE SKILLS		
Leadership	Experience serving as a senior executive of a significant enterprise.	Having proven successful leadership experience allows our Board to guide, challenge and oversee management with thoughtful and practical insights and perspectives.
Financial Literacy	Ability to read and understand financial statements, financial ratios and other indices for evaluating company performance.	Financial literacy is a necessary attribute in order to provide meaningful input on key business decisions and ensure we continue to drive long-term stockholder value.
Board Experience	Experience sitting on the Board of a public company, currently or previously.	Serving on another public company Board yields insights on trends and best practices regarding strategy, corporate governance, operations, customer insights, executive compensation, risk oversight and other matters impacting board effectiveness.
Strategy & Business Development	Experience developing and executing upon long-term strategic plans, growth strategies and capital allocation plans.	A key function of the Board is to oversee strategy so that AutoZone is, and remains, well-positioned for long-term, profitable growth and success.
Risk Management	Experience overseeing or managing enterprise risk management or other functions involving significant operational, financial or legal risk.	Having first-hand experience identifying and managing risk equips the Board to carry out its risk oversight function most effectively, whether such risks are overseen by the Board as a whole or by a particular Committee.
DISTINCT STRENGTHS		
Retail & Consumer	Experience at a retailer or other consumer facing company, such as food and beverage or other consumer products.	We greatly value the experiences and learnings of other retailers and consumer facing businesses, whether it relates to driving operational efficiencies, building customer loyalty or sourcing the best merchandise.
International	Experience with international operations or expansion into new international markets.	Managing operations in different countries presents unique and complex challenges. Directors with relevant experience can offer considerable insights as we continue to improve and expand our international operations.
Technology	Experience with assessing opportunities and risks of new technologies and digital platforms.	Knowledge or experience with new and emerging technologies provides valuable perspectives as we develop our omni-channel strategy, build out our technology infrastructure, manage our IT investments and seek to mitigate cybersecurity and other IT-related risks.
CEO Experience	Experience serving as the senior most leader of an organization.	Directors who have served as their organization's CEO or senior most leader have a unique appreciation for the challenges attendant to the role, such as building and leading a strong management team and balancing the interests of numerous stakeholders.
Financial Expertise	Proficiency in complex financial planning, capital allocation and/or financial reporting processes.	Directors with deep financial expertise can offer significant insights and perspectives on our efforts to invest in sustained, profitable growth, while also challenging us to build robust financial controls and to manage actual and potential risks to the business.
Business to Business ("B2B")	Expertise in developing effective B2B go-to-market strategies.	Directors with strong B2B experience can deliver meaningful guidance and learnings as we aim to profitably increase our market share in the commercial auto parts business domestically and internationally.
Supply Chain	Experience with managing and designing supply chains, ranging from global footprints to last mile solutions.	The efficiency of our supply chain and distribution network is critical to our success both in the near-term and as we strategically position the Company for sustainable, long-term growth.
Human Capital Management	Experience managing a large or global workforce.	As a global enterprise with approximately 132,000 AutoZoners, we are a people-first culture and are keenly focused on managing and developing our workforce.

	Daniele	Rhodes	George	Goodspeed	Graves	Hannasch	King	Mrkonic	Soltau	Spas	Total (#)	Total (%)
CORE SKILLS												
Leadership	●	●	●	●	●	●	●	●	●	●	10	100%
Financial Literacy	●	●	●	●	●	●	●	●	●	●	10	100%
Board Experience		●	●	●		●	●	●	●		7	70%
Strategy and Business Development	●	●	●	●	●	●	●	●	●	●	10	100%
Risk Management	●	●	●	●	●	●	●	●	●	●	10	100%
DISTINCT STRENGTHS												
Retail & Consumer	●	●	●		●	●	●	●	●	●	9	90%
International	●	●	●			●		●		●	6	60%
Technology	●	●	●	●	●	●			●	●	8	80%
CEO Experience	●	●	●		●	●			●	●	7	70%
Financial Expertise	●	●	●	●		●		●		●	7	70%
Business to Business	●	●								●	3	30%
Supply Chain	●	●	●			●		●	●		6	60%
Human Capital Management	●	●	●		●	●	●		●	●	8	80%

BOARD DIVERSITY

Consistent with AutoZone's Pledge and Values, the Board embraces diversity in its broadest sense and believes it is important to have directors with diverse thoughts, skills, knowledge and backgrounds.

			Independent Directors									
	Daniele	Rhodes	George	Goodspeed	Graves	Hannasch	King	Mrkonic	Soltau	Spas	Total (#)	Total (%)
DIVERSITY												
Gender				●			●		●		3	38%
Ethnic or Racial					●		●			●	3	38%

BOARD REFRESHMENT

The Board has a variety of mechanisms in place to promote Board refreshment in a manner that we believe is well aligned with the long-term interests of AutoZone and its stockholders. In particular, the Board relies upon thorough and meaningful evaluations as well as a resignation policy in the event a director experiences a change in professional role or responsibility.

The Board does not have an age-based or tenure-based resignation policy. The Board believes a rigid numerical policy in either of these areas cannot adequately assess an individual director's contribution, engagement and value to the overall effectiveness of the Board. Instead, we believe thoughtful succession planning and reflection of the Board's overall composition allow us to refresh the makeup of the Board in a more organic and intentional manner. In fact, this commitment to refreshment is evidenced by the fact that we have had nine directors choose not to stand for reelection over the last decade, and four of our ten directors have served for less than five years.

			Independent Directors									
	Daniele	Rhodes	George	Goodspeed	Graves	Hannasch	King	Mrkonic	Soltau	Spas	Total (#)	Total (%)
TENURE												
0-5 Years	●		●			●				●	3	38%
6-10 Years							●		●		2	25%
11-15 Years				●							1	13%
15+ Years		●			●			●			2	25%

Director Tenure. The Board regularly considers the tenure of our independent directors, noting that Mr. Graves and Mr. Mrkonic have each served on the Board for greater than 15 years. Mr. Graves brings a wealth of experience and historical knowledge regarding the Board and how it has been most effective in executing its oversight responsibilities. Mr. Mrkonic has a deep understanding of both the Company as well as the retail industry as a whole, allowing him to challenge the status quo and offer insightful perspectives on matters of strategy, operations and corporate governance. For these reasons, the Board believes each of Mr. Graves and Mr. Mrkonic continues to be a valued member of the Board.

AutoZone has historically had a very tenured management team as is the case today. Just as we believe that a “tenured” management team is a huge asset and key contributor of our tremendous success in delivering returns in excess of 15% compounded annually when measured over a 10, 20 or even 30-year period, we also believe having seasoned Board members is equally important. Similarly, our tenure on the management team could become a weakness if we didn’t successfully recruit new AutoZoners who have differentiated skills and experiences, as evidenced by four Executive Committee members with tenure of five years or less. We have the same beliefs on our Board composition—that a strong mix of seasoned Board members and fresh perspectives provides for optimal effectiveness. As we work through Board succession and overall tenure, we don’t simply apply a first-in-first-out methodology. Instead, we thoughtfully explore the skills, contributions and experiences we believe are most important in the ensuing years while also ensuring we have sufficient objectivity, freshness of perspectives and independence. This philosophy is evidenced by the appointment of Ms. McDonough and Mr. Spas, who were appointed to the Board in 2025 after two directors chose not to stand for reelection at the 2024 annual meeting. In October, Ms. McDonough communicated to the Company she would not stand for reelection to the Board at the 2026 Annual Meeting due to her new executive role with a different company, and that company’s key events calendar conflicting with several of AutoZone’s future board meetings. The Board will continue to approach director tenure and succession in a thoughtful and disciplined manner.

Director Commitments. The Board recognizes that a significant time commitment is required to be an effective member of AutoZone’s Board. AutoZone’s Corporate Governance Principles reflect this recognition by establishing that each non-management director should not serve on more than four public company boards, inclusive of AutoZone’s Board, and that any management directors should not be members of more than one board of a public company other than AutoZone. In addition to this baseline policy, the Board regularly considers each director’s contributions and commitments as part of assessing his/her ability to contribute to the Board at a suitably high level. Any significant change in a Director’s professional responsibilities requires them to submit their resignation to the Board. This resignation is evaluated thoroughly as part of the decision process to assess whether the Director’s change is expected to negatively impact his/her ability to fulfill directorship obligations.

In August 2026, QVC Group, Inc. (QVC) publicly announced Mr. George’s return as Chair and to fill an Interim Chief Executive Officer (CEO) position while its leadership conducts an ongoing search for a permanent CEO. Mr. George previously served as President and CEO of QVC for 16 years. In view of this change in Mr. George’s professional obligations, our Board thoroughly considered Mr. George’s strong contributions to the Board during his service, his alignment with AutoZone’s stated core skills and distinct strengths, as indicated above in our Director Skills matrix – in particular, his deep knowledge of the retail industry and experience in supply chains and e-commerce, his public company CEO experience and board experience. Notably, the Board also considered that the CEO role at QVC is expected to be temporary while its CEO search is completed. After reviewing these factors, and considering the value that Mr. George brings to the Board, the Board determined that Mr. George’s return to QVC would not be expected to impair his ability to continue to contribute to the AutoZone Board as he has previously, and therefore determined to reject his required resignation and nominated him again for election at the 2026 Annual Meeting.

BOARD EVALUATIONS

The Nominating and Corporate Governance Committee annually reviews and approves the process by which the Board, its Committees and the individual directors conduct an evaluation. These evaluations help inform Board succession planning as well as contribute to different enhancements that may allow the Board to carry out its roles and responsibilities more effectively. The annual Board and Committee evaluation process, including in FY26, is typically administered by the Corporate Secretary's office. Additionally, the Board has routinely engaged a third-party consultant to administer an enhanced process every few years to obtain more detailed and specific feedback on individual member and overall board effectiveness. For example, since 2021, the Board evaluation was administered by an independent, third-party twice and consisted of both survey data and one-on-one interviews. These findings were then aggregated, analyzed and reported to the full Board collectively and specific feedback was provided to each individual director. These qualitative and quantitative assessments provide detailed feedback to each director on their strengths and opportunities for enhanced contributions. They also facilitate more open dialog regarding directors' intentions on service and serve as a key tool to Board succession planning.

DIRECTOR NOMINATIONS

Prior to each annual meeting of stockholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals, if appropriate, as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, reviews the composition of the full Board and reflects upon learnings from the Board evaluations to determine the areas of expertise and core competencies needed to enhance the effectiveness of the Board. The Nominating and Corporate Governance Committee and Board also consider the specific experiences and skills that an individual nominee possesses and how such experiences might be of value to the Board and the management team. Finally, the Nominating and Corporate Governance Committee may also consider other factors such as the size of the Board, whether a candidate is independent, the listing standards requirements of the NYSE and how many other public company directorships a candidate holds.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, stockholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm from time to time to identify potential nominees. Nominees recommended by stockholders submitted in writing to AutoZone's Corporate Secretary in accordance with the procedures outlined below will receive the same consideration as the Nominating and Corporate Governance Committee's other potential nominees.

Director Nominations by Stockholders

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from stockholders if they are submitted in writing to AutoZone's Corporate Secretary in accordance with the procedures set forth in Article III, Section 1 of AutoZone's Ninth Amended and Restated By-laws ("By-laws"), including biographical and business experience, information regarding the nominee and other information required by such provision in the By-laws. Copies of the By-Laws will be provided upon written request to AutoZone's Corporate Secretary and are also available on the Investor Relations page of AutoZone's website at www.autozone.com.

In addition to satisfying the foregoing requirements under AutoZone's By-laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than AutoZone's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") no later than October 17, 2027.

Director Compensation

AutoZone's current director compensation program became effective January 1, 2026 (the "Director Compensation Program").

ANNUAL RETAINER FEES. Non-employee directors receive an annual retainer fee (the "Annual Retainer"). Furthermore, each director is eligible to receive an additional fee ("Additional Fee"), the amount of which varies depending on his or her role. The Additional Fees and the Annual Retainer, enumerated below, together comprise the "Director Compensation". There are no meeting fees.

Director Compensation Components	($)
Annual Retainer	280,000
Additional Fees:	
Chairman	250,000
Lead Director	35,000
Audit Committee Chair	30,000
Audit Committee Member	15,000
Compensation Committee Chair	25,000
Nominating & Corporate Governance Committee Chair	20,000

Under the 2020 Omnibus Incentive Award Plan (the "2020 Omnibus Incentive Plan") and Director Compensation Program, non-employee directors receive Director Compensation in the form of immediately vested Restricted Stock Units ("RSUs"). A non-employee director may elect to receive a fixed portion of the Annual Retainer plus any Additional Fees in the form of cash, paid in quarterly installments (the "Cash Election"), with the remainder of the Annual Retainer paid in the form of RSUs. The Cash Election during calendar year 2026 was $100,000 but all directors elected to receive compensation fully in RSUs. RSUs are typically granted on January 1 of the applicable calendar years.

If a non-employee director is elected to the Board or assumes a different position after January 1, he or she will receive the Annual Retainer and/or Additional Fees, prorated based on the number of days remaining in the calendar year, for RSUs, or the number of days remaining in the quarter, for cash, as applicable.

RSUs granted to non-employee directors are fully vested on the date of grant and become payable, or are settled, on the date on which the non-employee director ceases to be a director (the "Payment Date"), or at the director's election, on the first or fifth anniversary of the grant date. Upon timely delivery of an election form, a non-employee director may elect to receive payment on the date on which he or she ceases to be a director. RSUs are payable in shares of AutoZone common stock no later than the fifteenth day of the third month following the end of the tax year in which such Payment Date occurs.

In January 2026, Mr. Rhodes received an initial annual grant valued at $250,000 of immediately vested restricted stock units for his service as Chairman of the Board. In FY25, there was not a separate grant for the Board Chairman as Mr. Rhodes held the role of Executive Chairman until December 31, 2025.

Proxy

Director Compensation Table

This table shows the director compensation paid to our non-employee directors during the 2026 fiscal year.

Name (1)	Fees Paid in Cash ($) (2)	Stock Awards ($) (3)(4)	Total ($)
Michael A. George	—	295,000	295,000
Linda A. Goodspeed	—	310,000	310,000
Earl G. Graves, Jr.	—	300,000	300,000
Brian P. Hannasch	—	315,000	315,000
Gale V. King	—	280,000	280,000
Claire R. McDonough	—	295,000	295,000
George R. Mrkonic, Jr.	—	320,000	320,000
William C. Rhodes, III	—	530,000	530,000
Jill A. Soltau	—	280,000	280,000
Constantino Spas	—	295,000	295,000

(1) Philip B. Daniele, III serves on the Board but does not receive any compensation for his service as a director. His respective compensation as an employee of the Company is shown in the Summary Compensation Table on page 62. Beginning in January 2026, in connection with Mr. Rhodes' transition from Executive Chairman to Chairman of the Board, he was compensated according to the Company's standard compensation policies for non-employee directors and the Chairman retainer described above. For his service as Executive Chairman from August 31, 2025 through December 31, 2025, Mr. Rhodes received a salary in the amount of $46,153.84.

(2) This column represents the portion of the Director Compensation that was paid in cash and earned in fiscal year 2026 pursuant to the Cash Election, as described above.

(3) The "Stock Awards" column represents the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for awards of RSUs under the 2020 Omnibus Incentive Plan during fiscal year 2026. *See* Note N Share-Based Plans, to our consolidated financial statements in the FY26 Form 10-K for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding awards of common stock under the AutoZone, Inc. 2003 Director Compensation Plan ("Stock Units") and RSUs held by each director at the end of fiscal 2026 are shown in the following footnote 4. See the section titled "Share Ownership Information" beginning on page 74 for more information about our directors' stock ownership.

(4) As of August 29, 2026, each current non-employee director had the following aggregate number of outstanding RSUs and Stock Units:

Name	Restricted Stock Units (#)	Stock Units (#)
Michael A. George	508	—
Linda A. Goodspeed	2,987	—
Earl G. Graves	4,818	3,417
Brian P. Hannasch	310	—
Gale V. King	1,336	—
Claire R. McDonough	143	—
George R. Mrkonic, Jr.	3,228	1,405
William C. Rhodes, III	156	—
Jill A. Soltau	1,254	—
Constantino Spas	87	—

Proxy

COMPENSATION-SETTING PROCESS. The Compensation Committee reviews the Board's compensation on a biennial basis to ensure that non-employee directors are reasonably compensated in relation to AutoZone's peer group companies (discussed in detail under Benchmarking) and to comparable U.S. companies in general. AutoZone's 2020 Omnibus Incentive Plan contains a dollar limit of $750,000 on the total amount of annual compensation payable to its non-employee directors, provided that the Board may make exceptions to this limit under extraordinary circumstances.

STOCK OWNERSHIP REQUIREMENT. The Board has established a stock ownership requirement for non-employee directors. Each director is required to own AutoZone common stock and/or RSUs having a cumulative fair market value in an amount equal to seven times the value of the cash Annual Retainer payable pursuant to the Director Compensation Program within five years of joining the Board, and to maintain such ownership level thereafter. Exceptions to this requirement may only be made by the Board under compelling mitigating circumstances. Shares, Stock Units and RSUs issued under the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, the 2003 Director Compensation Plan, the 2011 Equity Plan, the Amended 2011 Equity Plan and the 2020 Omnibus Incentive Plan count toward this requirement. As of the date of this Proxy Statement, each director who has served on the Board meets or exceeds his or her obligations under the requirement.

OTHER PREDECESSOR PLANS. The AutoZone, Inc. Second Amended and Restated Director Compensation Plan was terminated in December 2002 and was replaced by the AutoZone, Inc. First Amended and Restated 2003 Director Compensation Plan (the "2003 Director Compensation Plan") and the AutoZone, Inc. First Amended and Restated 2003 Director Stock Option Plan (the "2003 Director Stock Option Plan"). The 2003 Director Compensation Plan and the 2003 Director Stock Option Plan were terminated in December 2010 and replaced by the 2011 Equity Plan. The 2011 Equity Plan was terminated in December 2015 and replaced with the Amended 2011 Equity Plan. In December 2020, stockholders approved the 2020 Omnibus Incentive Plan and no further grants have been made under the Amended 2011 Equity Plan. However, grants made under the foregoing predecessor plans continue in effect under the terms of the applicable grants and are included in the aggregate awards outstanding shown above.

Shareholder Engagement

At AutoZone, we have long believed maintaining a strong and transparent relationship with our shareholders is essential. We have always been committed to engaging with our shareholders on key issues, including board composition, leadership transitions, executive compensation, governance practices and strategy. We believe our engagement efforts allow us to better understand the priorities, perspectives, and concerns of our shareholders, strengthen our relationships with our shareholders and make more informed decisions for the benefit of our shareholders.

Engagement Team. Our engagement team typically includes one or more of our Chairman, President and Chief Executive Officer, Chief Financial Officer, General Counsel and Vice President of Investor Relations. However, depending on the specific topic that our investors may wish to discuss, we may have independent members of the Board, other members of our Executive Committee or internal subject-matter leaders participate.

Engagement Framework	
Pre-Meeting	• Review updates to investors' and proxy advisory firms' governance policies. • Monitor governance-related trends and regulatory developments. • Conduct off-cycle engagement, including letter correspondence from our Chairman, to further understand investors' views and priorities.
Annual Meeting	• Conduct in-season outreach to discuss ballot items, as needed. • Solicit feedback on new or revised governance practices and disclosures.
Post-Meeting	• Review annual meeting voting results. • Discuss feedback from in-season engagement. • Prioritize potential governance and engagement initiatives for the future.
Year-Round	• Discuss with sell-side analysts and institutional equity and bond investors in connection with quarterly earnings releases, investor conferences or one-on-one meetings.

RESPONSE PLAN	
Review	• Share feedback and insights, both complimentary and constructive, with management and the relevant Committee or full Board for consideration and discussion.
Evaluate	• Evaluate potential changes to existing practices or policies to determine what action plan is most appropriate for AutoZone. • Where appropriate, collect additional input from senior leadership or independent third parties to better understand issues, risks and opportunities.
Respond	• Implement governance changes, disclosure enhancements or other actions, If warranted. • Discuss responsive actions in subsequent Proxy Statement, Corporate Responsibility Report, or other public communications, with rationale and background.

Engagement Framework. Our engagement program has evolved over the years, consistent with the expectations of our investors. Historically, we have taken a more organic approach to shareholder engagement, primarily focused on financial performance and long-term strategy. In recent years, we invited shareholders to discuss governance or corporate responsibility topics with us, with the majority of these calls occurring "off-season" or not in connection with the annual meeting of shareholders. Today, we have a more intentional and proactive approach to shareholder engagement, in which we both invite and seek feedback and perspectives on a variety of topics during the year. We believe these various engagement efforts, whether they are part of a broad-based discussion or the result of a targeted outreach effort we have initiated, are invaluable as they allow us to better understand the priorities, perspectives and suggestions or concerns of our shareholders, strengthen our relationships and make more informed decisions for their benefit.

Recent Actions in Response to Shareholder Feedback. Below is a sample of new or revised practices we've adopted in direct response to feedback we've received from our shareholders.

- ✓ Revised our **compensation disclosures** to better articulate the program design, key performance metrics, stock ownership guidelines and how the executive compensation program reflects a pay-for-*long-term*-performance methodology.
- ✓ Revised certain **compensation practices** as more fully described in the Compensation, Discussion and Analysis.
- ✓ Included a **robust Board skillset matrix** to better showcase the complementary set of skills and strengths represented on our Board.
- ✓ Enhanced **director biographies** to convey each nominee's individual experiences and why each nominee remains a valuable member of the Board.
- ✓ Added discussion to better explain why we believe our **independent audit firm** continues to be highly effective in the role **despite lengthy tenure**.
- ✓ Expanded discussion on our **shareholder engagement program** to better communicate how we engage with our shareholders and how we respond to shareholder feedback.
- ✓ Amended Committee Charters to formalize **Board oversight of corporate responsibility** matters.
- ✓ Included **EEO-1 Compliant Data** in our Corporate Responsibility Report (CRR).
- ✓ Developed a regular **corporate responsibility reporting cadence** with a commitment of publishing our annual CRR by April 15 of each calendar year.
- ✓ Updated our **Corporate Governance Principles**.
- ✓ Enhanced our **governance disclosures**, particularly around board succession planning, use of third-party firms for Board review and evaluations, our philosophy on the importance of Board tenure and refreshing the Board to ensure sufficient knowledge and experience combined with fresh perspectives, objectivity and independence.
- ✓ Updated our **Audit Committee Charter** to state that the Audit Committee shall oversee the Company's practices with respect to cybersecurity, information security and service continuity, as well as the steps taken to monitor or mitigate risks in these areas—a practice that was already in effect and has now been memorialized in the charter.

FY26 Shareholder Engagement—Governance. In the fourth quarter of fiscal 2026, we invited our top shareholders to a general structured discussion on a variety of topics as well as any other feedback or suggestions they might have for the Board to consider.

- Initial Outreach: We contacted 60 of our top shareholders representing approximately 70% of our shares outstanding.
- Meetings Scheduled: In response, nine shareholders representing approximately 18% of our shares outstanding accepted our invitation to discuss. Our Chairman led these meetings.
- Topics Discussed: Board succession planning and tenure; Board leadership refreshment; corporate responsibility initiatives; executive compensation; and strategy.

PROCEDURE FOR COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders and other interested parties may communicate with the Board by writing to the Board, to any individual director or to the non-management directors as a group c/o Corporate Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. The Company's General Counsel and Corporate Secretary will review all such correspondence and will forward correspondence that, in her opinion, deals with the function of the Board or that she otherwise determines requires the attention of any member, group or committee of the Board. Communications addressed to the Board or to the non-management directors as a group, and determined by the Company's General Counsel and Corporate Secretary to merit their attention, will be forwarded to the Chair of the Nominating and Corporate Governance Committee, and communications addressed to a committee of the Board, and determined by the Company's General Counsel and Corporate Secretary to merit their attention, will be forwarded to the chair of that committee.

Related Person Transactions

Our Board has adopted a Related Person Transaction Policy (the "Policy") which requires the Audit Committee of the Board to conduct a reasonable prior review of, and approve or ratify, all Related Person Transactions. The Audit Committee considers the relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; the terms available to unrelated third parties generally and the existence of any potential conflicts of interest. The Policy further provides that the Audit Committee shall not approve or ratify any such transaction it determines to be inconsistent with the interests of the Company and its stockholders. Related Person Transactions must also comply with the policies and procedures specified in our Code of Conduct and Corporate Governance Principles, as described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the SEC, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Conduct (the "Code of Conduct") that applies to the Company's directors, officers and other AutoZoners. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the "Financial Code of Conduct") that applies to the Company's officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to the Company's officers and other AutoZoners who perform similar functions ("Financial Executives"). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflicts of interest between personal or professional relationships involving the Company's management or any other AutoZoner with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Corporate Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

We have concluded there are no material Related Person Transactions or agreements that were entered into during the fiscal year ended August 29, 2026, and through the date of this proxy statement requiring disclosure under these policies.

Audit Committee Report

The Audit Committee of the Board of AutoZone, Inc. has reviewed and discussed AutoZone's audited financial statements for the year ended August 29, 2026 with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No.1301, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Audit Committee.

The Audit Committee also has received the written disclosures and letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Audit Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as the Committee deemed appropriate.

As a result of our review and discussions, we have recommended to the Board the inclusion of AutoZone's audited financial statements in the Annual Report on Form 10-K for the fiscal year ended August 29, 2026 for filing with the SEC.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles (GAAP); AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board.

Audit Committee of the Board of Directors
Linda A. Goodspeed (Chair)
Michael A. George
Claire R. McDonough
George R. Mrkonic, Jr.
Constantino Spas Montesinos

THE PROPOSALS

PROPOSAL 1: Election of 10 Directors

DESCRIPTION OF PROPOSAL. Elect 10 director nominees. Each director shall serve for a 1-year term, until the next annual meeting of stockholders, or until his or her successor is duly elected and qualified, or until the director's earlier death, resignation or removal.

VOTES REQUIRED. The election of directors at this 2026 Annual Meeting is an uncontested election. As such, a director nominee is elected to the Board if the number of votes cast FOR such nominee exceeds the number of votes cast AGAINST such nominee. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this matter and therefore will have no effect on the outcome of Proposal 1. If the number of nominees were to exceed the number of directors to be elected, for example in a contested election, directors would be elected by a plurality of the votes cast at the Annual Meeting.

IMPACT OF VOTE. Each of these nominees has consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for a substitute nominee recommended by the Board, or the Board may reduce the number of directors on the Board.

Pursuant to AutoZone's Corporate Governance Principles, incumbent directors must agree to tender their resignation if they fail to receive more votes for, than votes against, their reelection. In such event, the Board will act within 90 days following certification of the stockholder vote to determine whether to accept the director's resignation. These procedures are described in more detail in our Corporate Governance Principles, which are available on our Investor Relations page of our website at www.autozone.com. The Board may consider any factors it deems relevant in deciding whether to accept a director's resignation. If a director's resignation offer is not accepted by the Board, that director will continue to serve until AutoZone's next annual meeting of stockholders or until his or her successor is duly elected and qualified, or until the director's earlier death, resignation, or removal.

Any director nominee who is not an incumbent director and who does not receive a majority vote in an uncontested election will not be elected as a director, and a vacancy will be left on the Board. The Board, in its sole discretion, may either fill a vacancy resulting from a director nominee not receiving a majority vote pursuant to the By-Laws or decrease the size of the Board to eliminate the vacancy.

BOARD RECOMMENDATION. Each of the nominees named below currently serve as a director, and was elected as a director at the 2025 annual meeting of stockholders. As part of the Board's determination to nominate these existing directors for reelection, the Board has determined that each of the directors has valuable experiences, skills and qualifications necessary to carry out their responsibilities effectively.

The Board recommends that stockholders vote **FOR** each of the director nominees.

Nominees

PHILIP B. DANIELE, III



Age: 57
Director Since: 2024
Independent: No
Committees: None

BIOGRAPHY:

Mr. Daniele was appointed to the role of President and Chief Executive Officer in January 2024. Prior to being named CEO-Elect in June 2023, Mr. Daniele had served as Executive Vice President – Merchandising, Marketing and Supply Chain from June 2021 to June 2023 and Senior Vice President – Commercial from 2015 to 2021. In addition, Mr. Daniele held the roles of Vice President – Commercial Support from 2013 to 2015, Vice President – Merchandising from 2008 to 2013, and Divisional Vice President – Store Operations from 2005 to 2008. Prior to 2005, Mr. Daniele held several other key management positions with the Company.

QUALIFICATIONS:

- 33 years of AutoZone tenure with experience leading multiple functional areas, including store operations, merchandising, supply chain and commercial.
- Extensive knowledge of retail operations gained from serving in operational leadership roles of increasing responsibility.
- Over 40 years of experience in the automotive aftermarket industry.

KEY SKILLS:

- CEO
- Operations
- B2B
- Automotive

MICHAEL A. GEORGE



Age: 65
Director Since: 2022
Independent: Yes
Committees:

- Audit
- Compensation

BIOGRAPHY:

Mr. George became Chair and Interim Chief Executive Officer of QVC Group, the parent company of QVC in August 2026. He previously served as President and Chief Executive Officer of QVC, when the company was known as Qurate Retail, Inc., from March 2018 to September 2021, and as Chief Executive Officer of QVC from 2005 through July 2021. He previously held various positions with Dell, Inc. from 2001 to 2005, most notably as the Chief Marketing Officer and General Manager of its U.S. consumer business. Prior to that, Mr. George was a senior partner at McKinsey & Company and led the firm's North American Retail Industry Group.

As discussed on page 16 of this proxy statement, the Board thoroughly considered Mr. George's contributions to the Board and his outside professional commitments including as Chair and Interim CEO of QVC Group, in determining that these commitments would not be expected to impair his ability to continue to contribute to the Board. The Board therefore rejected his required resignation from the Board and nominated him again for election at the 2026 Annual Meeting.

QUALIFICATIONS:

Significant experience in the retail industry due to extensive career as Chief Executive Officer of QVC/Qurate and serving as leader of McKinsey's North American Retail Industry Group.

- Brings fresh perspective on issues of marketing, customer experience and e-Commerce, given the unique nature of QVC's video-driven retail business.
- Extensive experience as CEO and a public company director enables him to be an effective and informed contributor to the Board.

PUBLIC DIRECTORSHIPS (last five years):

- QVC Group, Inc. (f/k/a Qurate Retail, Inc.) (2026 – present; 2011- 2021)
- Ralph Lauren Corp. (2018 – present)

KEY SKILLS:

- CEO
- Retail
- Marketing

LINDA A. GOODSPEED



Age: 64
Director Since: 2013
Independent: Yes
Committees:

- Audit (Chair)

BIOGRAPHY:

Ms. Goodspeed served as the Chief Operating Officer and a Managing Partner at WealthStrategies Financial Advisors from 2007 until her retirement in 2017. She had served as Senior Vice President and Chief Information Officer of ServiceMaster from 2011 to 2014. From 2008 to September 2011, Ms. Goodspeed served as Vice President, Information Systems and Chief Information Officer for Nissan North America, Inc., a subsidiary of Nissan Motor Company, a global manufacturer of vehicles. From 2001 to 2008, Ms. Goodspeed served as Executive Vice President and Chief Technology Officer at Lennox International, Inc., a global manufacturer of air conditioning, heating and commercial refrigeration equipment.

QUALIFICATIONS:

- Deep experience with respect to information technology (IT) matters gained from leading complex IT organizations while serving as Chief Information Officer.
- Knowledge of automotive industry lends valuable insights into risks and opportunities affecting automotive aftermarket industry.
- Experience serving on different public company boards enables her to contribute and serve the Board in a highly effective manner.

PUBLIC DIRECTORSHIPS (last five years):

- American Electric Power Co., Inc. (2006 – 2024)
- Darling Ingredients Inc. (2017 – present)
- Williams Industrial Services Group Inc. (2021 – 2023)

KEY SKILLS:

- Information Technology
- Automotive
- Public Board Experience

EARL G. GRAVES, JR.



Age: 64
Director Since: 2002
Independent: Yes
Committees:

- Nominating & Corp Gov (Chair)

BIOGRAPHY:

Mr. Graves has been the President and Chief Executive Officer of Black Enterprise, the premier business, investing and wealth-building resource for African Americans providing valuable business information across different content channels. He has served in this role since January 2006 and served as its President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

QUALIFICATIONS:

- Significant expertise in marketing, customer insights and brand awareness.
- Deep knowledge of human capital management matters gained from extensive career leading Black Enterprise.
- Vast experience in overseeing and advising on matters of digital strategy.

KEY SKILLS:

- CEO
- Marketing
- Human Capital Management

BRIAN P. HANNASCH



Age: 60
Director Since: 2022
Independent: Yes (Lead Independent Director)
Committees:
- Compensation

BIOGRAPHY:

Mr. Hannasch served as President and Chief Executive Officer of Alimentation Couche-Tard, which operates Circle K, a global fuel and convenience retailer, from September 2014 to September 2024. Mr. Hannasch continued as Special Advisor to his successor until October of 2026. Mr. Hannasch joined Couche-Tard in 2001 and served as Chief Operating Officer, Senior Vice President of U.S. Operations and Senior Vice President of Western North America prior to serving as CEO.

QUALIFICATIONS:

- Extensive knowledge of retail operations gained from serving in operational leadership roles of increasing responsibility.
- 10 years of experience serving as CEO of a public, global, retail enterprise allowing him to offer directly comparable experiences, learnings and insights relating to AutoZone’s business as well as matters of corporate governance.
- Led the expansion of Couche-Tard brands into numerous international markets including Europe and Asia.

PUBLIC DIRECTORSHIPS (last five years):

- Alimentation Couche-Tard (2014 – 2024)

KEY SKILLS:
- CEO
- Operations
- International

GALE V. KING



Age: 70
Director Since: 2018
Independent: Yes
Committees:
- Nominating & Corp Gov

BIOGRAPHY:

Ms. King served as the Executive Vice President—Chief Administrative Officer of Nationwide Mutual Insurance Company, a leading financial services company, from 2012 through her retirement in July 2021. She previously served as their Executive Vice President—Chief Human Resources Officer from 2009 to 2012.

QUALIFICATIONS:

- Extensive experience in human resources providing critical insights into recruitment, retention, training and development and other issues of human capital management.
- Served as chair of Board’s ad hoc CEO succession planning committee culminating in the June 2023 announcement of Mr. Daniele as CEO-Elect.
- Experience serving on different public company boards enables her to contribute and serve the Board in a highly effective manner.

PUBLIC DIRECTORSHIPS (last five years):

- J.B. Hunt Transport Services, Inc. (2020 – 2023)
- Unum Group (2022 – present)

KEY SKILLS:
- Human Capital Management
- Public Board Experience

GEORGE R. MRKONIC, JR.



Age: 74
Director Since: 2006
Independent: Yes
Committees:

- Audit
- Compensation (Chair)

BIOGRAPHY:

Mr. Mrkonic is the retired non-Executive Chairman of Maru Group, a London, UK based research, insight and advisory services firm. Previously, he was the Non-Executive Chairman of Paperchase Products Limited, London, UK, a retailer of cards, stationery, wraps and gifts in the UK, Europe and the Middle East from 2005 to 2019, and had been a director since 1999. Prior to that, he was President of Borders Group, Inc. from 1994 to 1997 and Vice Chairman from 1994 to 2002.

QUALIFICATIONS:

- Vast retail experience gained from serving as a senior executive and board member at several retail companies.
- Extensive knowledge and understanding of corporate strategy, finance, governance and compensation programs.
- Served on multiple public company boards allowing for relevant and informed insights and learnings.

PUBLIC DIRECTORSHIPS (last five years):

- Ulta Beauty, Inc. (2015 – present)
- Brinker International, Inc. (2003 – 2021)

KEY SKILLS:

- Public Board Experience
- Strategy / Bus Development
- Retail

WILLIAM C. RHODES, III



Age: 61
Director Since: 2005
Independent: No
Committees: None

BIOGRAPHY:

Mr. Rhodes serves as Chairman of the Board. As part of the CEO succession transition, Mr. Rhodes served as Executive Chairman from January 2024 until January 2026. Prior to that, Mr. Rhodes served as AutoZone's President and Chief Executive Officer, and a director since 2005 and was named Chairman in 2007. Previously, he served in various capacities of increasing responsibility within the Company since 1994. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP.

QUALIFICATIONS:

- 30+ years of AutoZone tenure, including nearly 19 years as President and Chief Executive Officer.
- Extensive knowledge and understanding of the automotive aftermarket industry domestically and internationally.
- Expertise in the retail industry gained from AutoZone tenure, prior retail board experience and leadership experience at retail industry trade group.
- Strong financial expertise to drive long-term profitable growth.

PUBLIC DIRECTORSHIPS (last five years):

- Regions Financial Corp. (2024 – present)
- Dollar General Corp. (2009 – 2023)

KEY SKILLS:

- CEO
- Retail
- Strategy / Bus Development
- Finance / Accounting

JILL A. SOLTAU



Age: 59
Director Since: 2018
Independent: Yes
Committees:
- Nominating & Corp Gov

BIOGRAPHY:

Ms. Soltau served as the Chief Executive Officer and a member of the Board of Directors of the J.C. Penney Company, Inc., from October 2018 to December 2020. She previously served as President and Chief Executive Officer of JoAnn Stores Inc. from February 2015 to October 2018. Prior to joining JoAnn, Ms. Soltau served as President of Shopko Stores Operating Co. LLC and has held senior level positions in national and regional retailers, including Kohl's and former Saks Inc. subsidiaries.

QUALIFICATIONS:

- Significant experience serving as Chief Executive Officer in public and private retailers with deep knowledge of retail operations, strategic planning and business development.
- Extensive expertise and modern approach in the retail industry from a career serving in leadership roles of increasing responsibility in customer facing functions of merchandising, marketing and operations.
- Served on multiple public company boards providing valuable and relevant insights and perspectives.

PUBLIC DIRECTORSHIPS (last five years):

- Yesway, Inc. (2026 – current)
- Southwest Airlines Co. (2023 – 2024)
- Kirkland's Inc. (2022 – 2025)

KEY SKILLS:
- CEO
- Retail
- Strategy / Bus Development
- Merchandising

CONSTANTINO SPAS MONTESINOS



Age: 56
Director Since: 2025
Independent: Yes
Committees:
- Audit
- Nominating & Corp Gov

BIOGRAPHY:

Mr. Spas serves as the Chief Executive Officer of the Proximity Americas and Mobility Division of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), a Mexican multinational beverage and retail company. Coca Cola FEMSA operates the largest franchise bottler of Coca-Cola products in the world by volume and the largest small-format store chain in Latin America by number of stores. Mr. Spas joined Coca-Cola FEMSA in 2018, and has held senior positions during his tenure, including Chief Financial Officer and Chief Executive Officer of the Strategic Businesses division.

QUALIFICATIONS:

- Robust financial expertise gained from serving as Chief Financial Officer and Chief Executive Officer.
- Deep knowledge of Latin American markets, including developing and executing upon strategic growth initiatives in such markets.
- Expertise in Business to Business strategies.

KEY SKILLS:
- Finance / Accounting
- International
- Strategy / Bus Development

PROPOSAL 2: **Ratification of Independent Registered Public Accounting Firm**

DESCRIPTION OF PROPOSAL. Ratify the appointment of Ernst & Young LLP ("EY") as AutoZone's independent registered public accounting firm for 2027.

VOTES REQUIRED. EY will be ratified as AutoZone's independent registered public accounting firm if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this matter and therefore will have no effect on the outcome of Proposal 2.

IMPACT OF VOTE. The Audit Committee is not bound by a vote either for or against the firm but will consider the votes cast by stockholders in selecting our independent registered public accounting firm in the future.

BOARD RECOMMENDATION. As part of its responsibility to evaluate and appoint the independent auditor each year, the Audit Committee has selected EY as our independent registered public accounting firm for the upcoming fiscal year. The Audit Committee considered a number of factors prior to making the determination to re-engage EY, including the nature and quality of their performance, communications, expertise, objectivity, professional judgment and tenure. As discussed below, the Audit Committee believes there are numerous benefits associated with a long-tenured relationship. The Audit Committee also considered that **stockholders voted in favor of EY with over 91% of the votes cast** at last year's annual meeting. Due to these factors, among others, the Audit Committee has selected EY to be AutoZone's independent registered public accounting firm for the 2027 fiscal year.

Representatives of EY will be present at the Annual Meeting to answer any appropriate questions.

The Board recommends that stockholders vote **FOR** the ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm.

BENEFITS OF A LONG-TENURED AUDITOR

EY has served as our independent auditor for over thirty-five years. Before determining to engage them again for the upcoming fiscal year, the Audit Committee considered how auditor tenure might impact the quality and effectiveness of the independent audit and determined that a number of benefits exist:

- EY has developed a deep understanding of AutoZone, its business, the industry in which it operates, its accounting policies and practices and its internal controls over financial reporting;
- Efficiencies have been gained in the audit process, resulting in an efficient fee structure that is competitive with our peer companies, while continuing to provide high quality service; and
- Appointing a new audit firm would require a significant amount of management's time for effective onboarding and transitioning.

AUDIT AND NON-AUDIT FEES

The aggregate fees for professional services rendered by EY during the past two fiscal years for the annual audit of our consolidated financial statements, the review of our quarterly interim consolidated financial statements, and audit-related, tax, and all other services performed, are set forth in the table below. Amounts reported for FY26 include estimates to be billed for services rendered.

	2026	2025
Audit Fees	$ 3,889,180	$ 3,168,046
Audit-Related Fees[(1)]	$ 819,500	$ 767,820
Tax Fees[(2)]	$ 679,600	$ 582,750
All Other Fees	$ —	$ —

(1) Relates to pre-implementation assessment services in connection with a new enterprise resource planning system and other technology investments.
(2) Relates to domestic and international tax services, including tax compliance and tax planning.

AUDIT COMMITTEE PRE-APPROVAL

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained on the Investor Relations page of our website at www.autozone.com. The Audit Committee pre-approved 100% of the services provided by EY during the 2026 and 2025 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

PROPOSAL 3: **Advisory Vote on the Compensation of Named Executive Officers**

DESCRIPTION OF PROPOSAL. In accordance with Section 14A of the Exchange Act, we are asking stockholders to approve the following advisory resolution on the compensation of our Principal Executive Officer, our Principal Financial Officer, and our other three most highly paid executive officers (collectively, the "Named Executive Officers") at the Annual Meeting:

> "RESOLVED, that the compensation paid to AutoZone's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

VOTES REQUIRED. This matter will be approved if the number of votes cast FOR the proposal exceeds the number of votes cast AGAINST the proposal. Abstentions and broker non-votes are not considered votes cast or shares entitled to vote with respect to this proposal and therefore will have no effect on the outcome of Proposal 3.

IMPACT OF VOTE. This advisory vote, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to endorse or express disapproval of our executive pay program. Because the vote on this proposal is advisory in nature, it is not binding on AutoZone, the Board or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any Named Executive Officer nor will it overrule any decisions made by the Board or the Compensation Committee. Because we highly value the opinions of our stockholders, the Board and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

BOARD RECOMMENDATION. The Board believes that AutoZone's executive compensation program, as described in the Compensation Discussion and Analysis, is effective in achieving the Company's goals of driving superior performance, retention and stockholder value. Our Board and Compensation Committee believe that there should be a strong relationship between pay and performance, and our executive compensation program reflects this belief. We urge you to read the Compensation Discussion and Analysis, as well as the compensation tables and narrative, set forth herein, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our Named Executive Officers.

The Board recommends that stockholders vote **FOR** the advisory vote on the compensation of our named executive officers.

PROPOSAL 4: **Approval of the AutoZone, Inc. Ninth Amended and Restated Employee Stock Purchase Plan**

DESCRIPTION OF PROPOSAL.

General

The following is a summary of the AutoZone, Inc. Ninth Amended and Restated Employee Stock Purchase Plan (the “ESPP”). The ESPP was initially adopted by the Board of Directors and approved by stockholders in 1991 and has been amended and restated from time to time. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). The amended and restated ESPP will become effective if and when the amended and restated ESPP is approved by the affirmative vote of the holders of the majority of the shares of AutoZone common stock present, or represented by proxy, and entitled to vote thereon at the Annual Meeting. The amended and restated ESPP extends the term of the ESPP to December 31, 2036. **No increase in the number of shares authorized for grant under the ESPP is sought by AutoZone at this time.** The following summary is qualified in its entirety by reference to the amended and restated ESPP document, which is reproduced in its entirety as Exhibit A to this Proxy Statement.

Purpose of the ESPP

The purpose of the ESPP is to provide eligible AutoZoners of the Company and its designated subsidiaries with an opportunity to purchase shares of AutoZone common stock at a discounted price through payroll deductions. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code, which provides favorable tax treatment to participating AutoZoners.

Key Changes from Prior Version of ESPP

- Increase the limit of Eligible Compensation that may be withheld per pay period for purchase of options under the ESPP from 10% to 20%.
- Increase the maximum amount of Eligible Compensation that may be elected by a participant for purchase of options per calendar year from $15,000 to $20,000 under the ESPP.

Eligibility

All employees of the Company and its designated subsidiaries are eligible to participate in the ESPP, subject to certain limitations. As of the date of this Proxy Statement, approximately 80,822 of our AutoZoners are eligible to participate in the ESPP. An AutoZoner may not be granted an option to purchase shares under the ESPP if, immediately after the grant, the AutoZoner would own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary. Additionally, no AutoZoner may be granted an option to purchase shares under the ESPP that would permit the AutoZoner to purchase more than $25,000 worth of stock (determined at fair market value at the time the option is granted) under all qualified employee stock purchase plans of the Company in any calendar year.

Participation and Contributions

Eligible AutoZoners may elect to participate in the ESPP by authorizing payroll deductions. The maximum amount that may be withheld by an eligible AutoZoner each pay period for use under the ESPP is 20% of the eligible AutoZoner’s compensation. The maximum cumulative amount that may be withheld by an eligible AutoZoner for use under the ESPP during any calendar year during the term of the amended and restated ESPP may not exceed $20,000. Payroll deductions are accumulated during each calendar quarter and used to purchase shares of AutoZone common stock at the end of the quarter. Because participation in the ESPP is voluntary and the purchase price of shares under the ESPP is based on future stock prices, it is not possible to quantify with specificity the benefits that will be received by participants.

Option Grants

Options will be granted under the ESPP on the first day of each calendar quarter during a plan year, with each eligible AutoZoner's option for a given quarter covering the number of shares of AutoZone common stock calculated by dividing such AutoZoner's aggregate payroll deductions by the purchase price, as more fully described below, up to a maximum quarterly amount of 1,000 shares of AutoZone common stock. Each such option will automatically be exercised on the last day of the quarter. In the event of a merger or similar corporate transaction, the date of exercise will instead be the effective date of such transaction unless options outstanding under the ESPP are assumed or substituted for by a successor entity.

Purchase Price

The purchase price for shares acquired under the ESPP is equal to 85% of the fair market value of the shares on the last day of each calendar quarter, or if less, 85% of the fair market value on the first day of the calendar quarter. This 15% discount relative to fair market value is a key benefit of the ESPP for participating AutoZoners.

Share Delivery; Restriction on Sale of Acquired Shares

Shares of AutoZone common stock acquired under the ESPP generally will be delivered to a participant promptly following the exercise date of the option with respect to such shares. However, a participant may not sell any shares acquired under the ESPP until the earlier of the first anniversary of the option exercise date with respect to such shares or the termination of the participant's employment with the Company.

Shares Subject to the ESPP

The amended and restated ESPP authorizes the issuance of up to 100,000 shares of AutoZone common stock. This represents a decrease from the prior share reserve, and all 100,000 shares of AutoZone common stock reserved under the amended and restated ESPP are shares that remain reserved and unissued under the prior version of the ESPP. **Because of this, AutoZone is NOT seeking any additional shares under the amended and restated ESPP.**

Termination of Employment

If a participant experiences a termination of employment during an option period other than by retirement or death, then the participant's participation in the ESPP shall automatically terminate as of the date of the termination of employment. As soon as practicable after such a participant's termination of employment, the Company will refund the amount of the balance in that account under the ESPP. A participant whose employment is terminated by retirement or the AutoZoner's death may have the balance in such participant's account refunded upon the request of the AutoZoner or his or her estate, as applicable, or, if the Company does not receive such notice before the end of the quarter, the option will be deemed exercised on the next exercise date.

Certain Tax Consequences

Because the ESPP is intended to qualify under Section 423 of the Code, participants are eligible to receive favorable tax treatment with respect to sales of shares acquired under the ESPP, subject to the satisfaction of certain conditions. No taxable income is recognized by a participant at the time of purchase. If shares are held for at least two years from the beginning of the offering period and one year from the date of purchase, any gain upon sale is taxed as long-term capital gain, except that the amount of the purchase discount (up to 15%) is taxed as ordinary income. If shares are disposed of before satisfying these holding periods (a "disqualifying disposition"), the difference between the fair market value at the time of purchase and the purchase price is taxed as ordinary income.

Amendment; Termination

The ESPP may be amended or terminated by the Compensation Committee at any time, except that approval of AutoZone's stockholders will be required (i) to increase the number of shares of AutoZone common stock available under the ESPP, (ii) to decrease the purchase price below a price computed in the manner stated in the ESPP, (iii) to materially alter the requirements for eligibility to participate in the ESPP, or (iv) to modify the ESPP in a manner requiring stockholder approval under the Internal Revenue Code or the Securities Exchange Act. The ESPP will terminate on December 31, 2036.

VOTES REQUIRED. In accordance with New York Stock Exchange listing requirements and Section 423 of the Code, adoption of the amended and restated ESPP requires approval by a majority of votes cast on such proposal, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AutoZone common stock entitled to vote on the proposal. Abstentions will have the effect of a vote against this proposal. Broker non-votes will not affect the outcome of this proposal.

BOARD RECOMMENDATION. The Board of Directors believes the ESPP provides a valuable benefit both to AutoZoners and to the Company, by helping our AutoZoners provide for their future security through investment in AutoZone while also providing AutoZone with a valuable recruitment and retention tool in a competitive marketplace for talent. Accordingly, we urge stockholders to vote FOR the ratification and adoption of the AutoZone, Inc. Ninth Amended and Restated Employee Stock Purchase Plan.

The Board recommends that stockholders vote **FOR** ratification and adoption of the AutoZone, Inc. Ninth Amended and Restated Employee Stock Purchase Plan

PROPOSAL 5: **Approval of the AutoZone, Inc. Seventh Amended and Restated Executive Stock Purchase Plan**

DESCRIPTION OF PROPOSAL.

General

The following is a summary of the AutoZone, Inc. Seventh Amended and Restated Executive Stock Purchase Plan (the "Executive Plan"). The Executive Plan was previously approved by AutoZone's stockholders in 2001 with respect to grants covering 300,000 shares of AutoZone common stock. On September 21, 2016, the Compensation Committee adopted a further Amendment and Restatement of the Executive Plan, which was subsequently approved by the stockholders of the Company, to extend the term of the Executive Plan through January 1, 2026. The Board's Compensation Committee has amended and restated the Executive Plan. Subject to stockholder approval, the Executive Plan will become effective January 1, 2027, with a term of ten years, expiring on December 31, 2036. The amended and restated Executive Plan will become effective if and when the amended and restated Executive Plan is approved by the affirmative vote of the holders of the majority of the shares of AutoZone common stock present, or represented by proxy, and entitled to vote thereon at our Annual Meeting of Stockholders. **AutoZone is seeking approval to award up to 25,000 shares of AutoZone common stock under the Executive Plan, which represents a considerable reduction in the share reserve from the previous version of the Executive Plan**. The following summary is qualified in its entirety by reference to the amended and restated Executive Plan document, which is reproduced in its entirety as Exhibit B to this Proxy Statement.

Key Changes from Prior Version of Executive Plan

- Revise definition of Disability to align with the 2020 Omnibus Incentive Plan.
- Reduced shares reserved for issuance under the Executive plan from 300,000 shares to 25,000 shares.

Purpose of the Executive Plan; Relationship to the ESPP

The Executive Plan will permit its participants to acquire shares of AutoZone common stock in excess of the purchase limits contained in the ESPP. Under the ESPP, AutoZoners may authorize AutoZone to withhold portions of their eligible salary and bonus to purchase shares of AutoZone common stock at a price equal to 85% of the fair market value of shares of AutoZone common stock at the lesser of the fair market value at the beginning or the ending of each applicable calendar quarter. Under the ESPP, participants may only authorize AutoZone to withhold up to 20% of their Eligible Compensation, as defined in the ESPP, each pay period and only $20,000 of their Eligible Compensation, as defined in the ESPP, each year. The ESPP, unlike the Executive Plan, is qualified for special tax treatment under Section 423 of the Code, which provides that no taxes are assessed on the purchased shares or the discount for the purchase of the shares until the shares are sold, subject to certain holding period requirements. Because the Executive Plan is not required to comply with the requirements of Section 423 of the Code, unlike the ESPP, the Executive Plan (i) will have a limit on the amount of a participant's regular payroll and bonus payments that may be used to purchase shares of AutoZone common stock under the Executive Plan each calendar year equal to 25% of the participant's Eligible Compensation, (ii) will place no percentage limit on the amount of a participant's regular payroll or bonus payments that may be used each pay period to purchase shares of AutoZone common stock under the Executive Plan, and (iii) will base option exercise prices on the market value of shares of AutoZone common stock as of the last day of each applicable calendar quarter.

Eligibility

Eligibility to participate in the Executive Plan will be any U.S based officer of the Company, which includes Vice-Presidents and above.

Participation and Contributions

Eligible AutoZoners may elect to participate in the Executive Plan by making an election, before the beginning of each option period (January 1, April 1, July 1, October 1 (or by such earlier administrative deadline as the Company may impose)), to use a portion of their regular payroll or bonus payments to purchase shares of AutoZone common stock pursuant to options granted under the Executive Plan. As noted above, the maximum cumulative amount that may be withheld by a participant under the Executive Plan during any year may not exceed 25% of such AutoZoner's Eligible Compensation (as defined in the Executive Plan). Payroll deductions are accumulated during each calendar quarter and used to purchase shares of AutoZone common stock at the end of the quarter. Because participation in the Executive Plan is voluntary and the purchase price of shares under the Executive Plan is based on future stock prices, it is not possible to quantify with specificity the benefits that will be received by participants. As of the date of this Proxy Statement, approximately 61 of our AutoZoners are eligible to participate in the Executive Plan.

Option Grants

Options will be granted under the Executive Plan each calendar quarter during a plan year and will consist of two parts: a restricted option and an unvested option. Both the restricted option and the unvested option will automatically be exercised together at the end of each calendar quarter based on the compensation that a participant has previously elected to contribute for such period. In the event of a merger or similar corporate transaction, the date of exercise will instead be the effective date of such transaction unless options outstanding under the Executive Plan are assumed or substituted for by a successor entity.

Purchase Price

The per share exercise price of the restricted option will equal 100% of the fair market value of a share of AutoZone common stock on the date of exercise, and the exercise price of the unvested option will equal zero. The shares of AutoZone common stock subject to the restricted option and the unvested option will be granted in such proportion that, when taken together, the aggregate per share exercise price of shares of AutoZone common stock subject to the two options will equal approximately 85% of the fair market value of a share of AutoZone common stock on the date of exercise.

Share Delivery; Forfeiture

Shares of AutoZone common stock acquired under the Executive Plan generally will not be delivered to a participant until the first anniversary of the applicable exercise date. Except as provided below, shares of AutoZone common stock subject to the restricted option (representing approximately 85% of the value of shares of AutoZone common stock subject to any quarterly option grant under the Executive Plan) will remain non-transferable by a participant prior to the first anniversary of the applicable exercise date and shares of AutoZone common stock subject to the unvested option (representing approximately 15% of the value of shares of AutoZone common stock subject to a quarterly option grant under the Executive Plan) will be forfeitable by a participant if the participant's employment is terminated prior to the first anniversary of the applicable exercise date. Notwithstanding the foregoing, shares of AutoZone common stock subject to unvested options will vest immediately, and shares of AutoZone common stock subject to both unvested options and restricted options will be delivered as soon as practicable following a participant's termination of employment by AutoZone without cause or due to the participant's death or disability, in any case prior to the first anniversary of the exercise date.

Shares Subject to the Executive Plan

The Executive Plan authorizes the issuance of up to 25,000 shares of AutoZone common stock, subject to stockholder approval. This represents a considerable decrease from the prior share reserve and is less than the number of shares that remained reserved but unissued under the prior version of the Executive Plan. **AutoZone is seeking approval to award up to 25,000 shares of AutoZone common stock under the Executive Plan.**

Termination of Employment

If a participant experiences a termination of employment during an option period, then the participant's participation in the Executive Plan shall automatically terminate as of the date of the termination of employment. As soon as practicable after such a participant's termination of employment, the Company will refund the amount of the balance in that account under the Executive Plan.

Certain Tax Consequences

Participants' contributions to the Executive Plan are made with after-tax dollars. Participants will have a tax basis in shares of AutoZone common stock acquired pursuant to any restricted option equal to the exercise price of the applicable option. Any gain or loss on a subsequent disposition of shares of AutoZone common stock acquired pursuant to a restricted option will be taxed to the participant as capital gain or loss. With respect to shares of AutoZone common stock acquired pursuant to an unvested option, the fair market value of such shares at the time that the shares vest and are no longer subject to forfeiture generally will be taxable to participants at ordinary income rates and subject to income and employment tax withholding by AutoZone. Thereafter, any appreciation or loss in value of such shares will be taxable as a capital gain or loss when the shares are sold. However, if a participant makes an election under section 83(b) of the Code within thirty days after the acquisition of any shares pursuant to an unvested option, the fair market value of such shares as of the date the shares are acquired will be taxable to the participant at ordinary income rates. Thereafter, any increase or decrease in value of such shares will be taxable to the participant as a capital gain or loss upon the disposition of the shares. AutoZone will become eligible for a tax deduction only to the extent and at the time that any participant recognizes ordinary income in respect of any shares of AutoZone common stock acquired pursuant to the Executive Plan.

Administration; Amendment; Termination

The Compensation Committee will act as administrator of the Executive Plan, with authority to interpret and establish rules under the Executive Plan. The Executive Plan may be amended or terminated by the Compensation Committee at any time, except that approval of the stockholders will be required (i) to increase the number of shares of AutoZone common stock available under the Executive Plan, (ii) to sell shares of AutoZone common stock under the Executive Plan for less than the price as currently computed under the Executive Plan's option price provisions, (iii) to materially modify the eligibility requirements for participation in the Executive Plan or the types of awards available under the Executive Plan, or (iv) to make any other modification that would require stockholder approval under applicable law or stock exchange rules. The Executive Plan will terminate at the end of December 31, 2036.

VOTES REQUIRED. In accordance with New York Stock Exchange listing requirements, adoption of the Executive Plan requires approval by a majority of votes cast on such proposal, provided that the total vote cast on the proposal represents over 50% of the outstanding shares of AutoZone common stock entitled to vote on the proposal. Abstentions will have the effect of a vote against this proposal. Broker non-votes will not affect the outcome of this proposal.

BOARD RECOMMENDATION. The Board of Directors believes the Executive Plan provides a valuable benefit both to AutoZoners eligible to participate and to the Company, by helping participants provide for their future security and further aligning their interests with those of AutoZone shareholders through additional investment in AutoZone above the limits of the ESPP, while also providing AutoZone with a valuable recruitment and retention tool in a competitive marketplace for management talent. Accordingly, we urge stockholders to vote FOR ratification and adoption of the AutoZone, Inc. Seventh Amended and Restated Executive Stock Purchase Plan.

The Board recommends that stockholders vote **FOR** ratification and adoption of the AutoZone, Inc. Seventh Amended and Restated Executive Stock Purchase Plan

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") explains our compensation program for our named executive officers ("NEOs") for fiscal year 2026 ("FY26"). This CD&A also describes the Compensation Committee's process for making pay decisions, as well as its rationale for specific compensation-related decisions.

Table of Contents

Compensation Committee Report

The Compensation Committee of the Board has reviewed and discussed with management the following CD&A. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

Compensation Committee,
George R. Mrkonic, Jr. (Chair)
Michael George
Brian P. Hannasch
Claire R. McDonough

Named Executive Officers

PHILIP B. DANIELE, III
President and Chief Executive Officer

JAMERE JACKSON
Chief Financial Officer

THOMAS B. NEWBERN
Chief Operating Officer

ERIC S. GOULD
Executive Vice President, Merchandising, Marketing and Supply Chain

KENNETH E. JAYCOX, JR.
Senior Vice President, Commercial

Executive Summary

FY26 YEAR-IN-REVIEW

Throughout our history, we have successfully navigated volatility and challenges while consistently delivering strong results. In 2026, we built on our foundation of operational excellence and customer service by accelerating our top-line growth strategy, while maintaining our strong commitment to stockholder value. In line with this year's theme, ***Driving the Future Together,*** we have made significant investments not only in our stores, supply chain, and information technology but also in training our AutoZoners to continue to deliver best-in-class customer service.

In FY26, we laid the foundation for future strategic growth by accelerating our new store openings both domestically and internationally. By the end of this year, we reached 8,031 stores globally, up from 7,657 last year. We opened 374 new stores, compared to 304 net new stores in 2025. We accelerated our new store growth by 23% expanding our store count by 4.9%, up from 4.1% last year. Additionally, we successfully opened 39 new domestic Mega Hubs, bringing the total to 172. We also invested in our global systems across both Do It Yourself (DIY) and Do It For Me (DIFM). Our improvements in DIFM delivery speed are already making a noticeable impact.

Based on information available to us, we gained market share while delivering mid-single-digit sales growth, including double-digit growth in our domestic commercial business. With the expansion of our Mega Hubs, we have significantly increased inventory coverage, allowing us to say "yes" to our customers more often than ever before. We have achieved this while also building upon our exceptional prior year performance by delivering $20.3 billion in sales, domestic same store sales growth of 3.3%, international same store sales growth (on a constant currency basis) of 2.2% and total company same store sales growth (on a constant currency basis*) of 3.2%. Our EBIT and EPS were positivity impacted by foreign currency exchange rates in our international markets and tariff refunds, offset by an unfavorable net non-cash Last In, First Out ("LIFO") accounting impact.

We strongly believe FY26 positions us well for future long-term growth and returns for our stockholders. In addition to investing in new and existing stores, distribution centers, Mega Hubs and technology infrastructure, we are continuing to honor our commitment to stockholder returns by using remaining cash to repurchase shares. During FY26, we returned approximately $2.0 billion of cash to our stockholders in the form of share repurchases. Cumulatively, this brings the aggregate return of $40.5 billion to stockholders since the inception of our share repurchase program in 1998.

3.2%* Total Company SSS Growth in FY26

$2B Shares Repurchased in FY26

20.3% Avg TSR over past 20 years

4.9% New Store Growth in FY26


Diluted EPS
20% 10-year CAGR
160
140
120
100
80
60
40
20
0
FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26


Earnings Before Interest and Taxes and Return on Invested Capital
4,000.00
3,000.00
2,000.00
1,000.00
-
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26
EBIT (MMs)
ROIC


Total Shareholder Return
20 year TSR
4000.00%
3500.00%
3000.00%
2500.00%
2000.00%
1500.00%
1000.00%
500.00%
0.00%
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
SPX Index
SPRetl Index
AZO Equity

As part of our long-term growth strategy, we continue to invest in our future by making capital investments in new store development, distribution capacity, Hub and Mega Hub expansion, and information technology initiatives designed to support future sales growth and strengthen our competitive position. These investments position the Company to deliver long-term, sustainable stockholder value.


10 Year History of Capital Investments
Capital Investments (000s)
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
FY17
FY18
FY19
FY20
FY21
FY22
FY23
FY24
FY25
FY26
Fiscal Year

We challenged our AutoZoners to accelerate growth. The Company delivered solid results, executing an ambitious growth strategy amidst continued volatility in the external environment. With our focus on the future, we set challenging expansion goals for our stores, systems, and supply chain. Our financial targets were appropriately rigorous with our EBIT target increasing 4% year over year, reflecting our commitment to stockholder return.

AUTOZONER ENGAGEMENT

AutoZone is committed to continuing to build a diverse organization that represents our customers and the communities in which we serve. This commitment begins at the top with our Board of Directors and our Executive Committee. We are proud of the quality, strength, experience, diversity and tenure represented on our 15-person Executive Committee. This leadership and advocacy serve to ensure we remain dedicated to continuing to invest in and develop a talented pipeline of AutoZoners.

AN AUTOZONER ALWAYS
EMBRACES DIVERSITY

Welcome each individuals' heritage, differences and unique qualities. Build teams with diverse thoughts, skills, knowledge and backgrounds. Value the ideas and opinions of others.

Compensation Framework

GUIDING PRINCIPLES

As a leading retailer and distributor of automotive replacement parts and accessories in the Americas, we believe an effective compensation program should be carefully designed to address the unique needs of our company, taking into consideration the industry, our history and the AutoZoner population for which such compensation program is designed. In particular, AutoZone's executive compensation program is designed around three primary Guiding Principles.

COMPENSATION GUIDING PRINCIPLES

***Drive* PERFORMANCE**

Does the compensation program embody our **pay-for-performance philosophy** by driving short-term and long-term performance? Are there appropriate **risk mitigation** measures designed to prevent excessive risk taking?

***Drive* RETENTION**

Are we **attracting and retaining effective leaders** who can develop and execute long-term strategic objectives? Are they appropriately incented to ensure the long-term success of the organization, including after their retirement? Are they encouraged to attract, retain and develop **organizational talent for the future**?

***Drive* SHAREHOLDER VALUE**

Are we investing in the **profitable growth** of the business by incenting **sustainable value creation**? Are performance and retention achieved in a manner that **does not come at an excessive cost to shareholders**?

These Guiding Principles have shaped our executive compensation framework for more than 20 years. By referring to these Guiding Principles, the Compensation Committee has consistently evaluated our executive compensation over the years to determine whether the program remains effective or whether changes in compensation design are appropriate.

Drive Performance

Evaluating long-term performance is a necessary first step in evaluating executive compensation. At AutoZone, we pay particular attention to Total Shareholder Return (TSR), Diluted Earnings per Share (EPS), Earnings before Interest and Taxes (EBIT) and Return on Invested Capital (ROIC). We believe these metrics, when viewed over a ten-to-twenty-year horizon, provide a strong indication of whether our compensation program embodies not only a *pay-for-performance* incentive structure, but also a *pay-for-long-term-performance* incentive structure.

We believe embracing stock options versus performance-based stock units and opting for a fixed share model demonstrate a deep understanding of what behaviors drive success, and what incentives drive those desired behaviors.

Is it working? Are we driving Long-Term Performance? Our approach to performance-based compensation and long-term incentives is admittedly unique and unconventional. However, when evaluating our performance ***over the past 20 years***, we've observed the following ***exceptional results***—our annualized TSR has averaged approximately 20%, materially exceeding both the S&P 500 and S&P Retail Indices; and we are in the top 3% of the S&P 500 when measured on the basis of Total Shareholder Return.

AutoZone has benefited from the effectiveness of stock options since becoming a public company in 1991, with stock price growth leading to a significant increase in excess of the accounting value of these options.

Drive Retention

Retention of key executive officers as well as other AutoZoners, combined with the ability to attract and recruit highly qualified, external leaders, is an important goal of our compensation program as it promotes superior and consistent execution of our operational and financial goals as well as more thoughtful succession planning and organizational development. This ultimately serves the long-term benefit of our customers, our organization and our investors. Accordingly, the Compensation Committee regularly reviews the turnover of the Company's executive officers to evaluate retention.

- During the past ten years, AutoZone has only lost one executive officer to another business due to their voluntary termination. To the contrary, our executive officers typically remain with AutoZone until their permanent retirement which allows for a successful transition of responsibilities to their successor.
- We have also shown that our compensation structure allows us to effectively recruit externally as we continue to recruit highly qualified and experienced leaders.
- The Compensation Committee does not regularly grant special retention awards and views such awards as exceptional, to be used only when justified by unique business circumstances and strategic retention considerations.
  - This year, the Committee exercised its discretion to grant a one-time retention award for Kenneth Jaycox, SVP, Commercial, in circumstances where continued leadership and execution were considered important to the achievement of AutoZone's strategic business objectives.

Drive Shareholder Value

Investing in the profitable long-term growth of the business is a basic tenet of AutoZone. We passionately pursue opportunities that provide a strong return on investment and exercise restraint when presented with opportunities that we believe will not provide the returns that shareholders have come to expect from us. While some refer to this approach as our disciplined capital allocation strategy, at AutoZone, we simply call it *Living our Pledge and Values*. An AutoZoner always Strives for Exceptional Performance. Our compensation programs are designed to incent behaviors that stand true to this basic principle of driving long-term shareholder value, by profitably investing in and growing our business and returning excess cash to our shareholders.

AN AUTOZONER ALWAYS **STRIVES FOR EXCEPTIONAL PERFORMANCE**

Be accountable and honor your commitments. Act in a manner of the highest legal and ethical standards. Use resources wisely and promote a culture of thrift. Take strong initiative, act quickly and do the job right the first time.

COMPENSATION ELEMENTS AND MIX

The Compensation Committee aims to align the executive compensation program with the interests of our stockholders and in a manner consistent with our Guiding Principles. The key elements of our executive compensation program, as well as the primary Guiding Principles promoted by each element, are summarized below.

The program is designed to include an appropriate mix of different types of compensation as follows:

- ✓ a mix of **short-term** and **long-term** incentive compensation to align pay outcomes to both the achievement of our annual operating plan as well as our long-term strategy;
- ✓ a mix of **cash** and **equity** compensation to align interests of our executives with those of our stockholders; and
- ✓ a mix of **fixed** and **variable** compensation, to promote the achievement of rigorous goals without excessive risk taking.

	Compensation Components	Guiding Principles
BASE SALARY	• Fixed cash compensation typically below median • Allows AutoZone to attract and retain highly qualified executives through the delivery of stable, cash compensation • Salaries reflect individual's level of responsibility and experience, scope and complexity of position, market data and internal pay equity	
ANNUAL INCENTIVE PLAN	• Variable cash compensation • Drives short-term Company performance • Payout is based upon performance against pre-established, realistic, team-based financial goals of EBIT and ROIC, as drivers of economic profit	
LONG-TERM INCENTIVE PLAN	• Variable equity compensation, subject to holding and vesting requirements • Drives long-term performance • Directly aligns executives' interests with stockholders by rewarding long-term value creation as measured by stock price appreciation using stock options or in certain unique cases, restricted stock units • Due to the share buyback program, each year, we are effectively reducing the number of stock options we grant as the grant pool is based on a fixed percentage of shares outstanding • Our option holders hold their vested options for long periods of time further reinforcing our ownership culture.	
BENEFITS	• Health, welfare and retirement benefit plans and programs, including participation in stock purchase plans • Helps attract and retain experienced executives	
PERQUISITES	• Limited perquisites and personal benefits, such as charitable contribution match, home security systems and airline club memberships, which allow executives to devote more time to business while also promoting community engagement, health, wellness and safety	

Proxy

For FY26, the vast majority of target compensation value was delivered in the form of variable or “at-risk” performance-based compensation as shown below.



Target Compensation Mix
President and CEO
11%
BASE SALARY
14%
ANNUAL
INCENTIVES
CASH
75%
LONG-TERM
INCENTIVES
EQUITY
89% AT-RISK, PERFORMANCE-BASED
Average of Other NEOs
10%
BASE SALARY
9%
ANNUAL
INCENTIVES
CASH
81%
LONG-TERM
INCENTIVES
EQUITY
90% AT-RISK, PERFORMANCE-BASED

Compensation Governance

COMPENSATION COMMITTEE OVERSIGHT

The Company's executive compensation program is administered and overseen by the Compensation Committee. As set forth in its committee charter (which is available on the Investor Relations section of our website), the Compensation Committee is made up entirely of independent directors appointed by the full Board of Directors and is responsible for reviewing and approving AutoZone's compensation philosophy, strategy and objectives as well as its compensation programs, plans and awards for executive officers. In carrying out its responsibilities, the Compensation Committee elicits feedback and support from stockholders, members of the Board, management, and outside advisors as needed.

ROLES AND RESPONSIBILITIES

ROLE OF COMPENSATION COMMITTEE

- Reviews and approves executive compensation philosophy, strategy and objectives
- Reviews and approves compensation programs, plans and awards (including salary, bonus and equity grants) for all executive officers
- Determines the terms and conditions of equity incentive awards for all award recipients
- Evaluates performance against pre-established performance goals
- Reviews regulatory and legal developments on compensation matters
- Reviews annual say-on-pay results and considers investor feedback on executive compensation practices
- Reviews and oversees risk management practices relating to the design and operation of compensation plans and programs

ROLE OF COMPENSATION CONSULTANT

- Provides recommendations regarding compensation amount, mix, program design and governance practices
- Provides direct feedback regarding compensation-related practices and trends
- Feedback and recommendations are primarily focused on CEO and executive compensation
- Reports directly to the Compensation Committee

ROLE OF MANAGEMENT

- Conducts compensation-related research and data analysis based on peer group and broader market surveys
- Provides recommendations regarding compensation amount, mix, program design, and governance practices
- Executives vigorously evaluate the performance of each of their direct reports
- Evaluates market data for each executive officer relative to the Company's strategy, business and inherent responsibilities of the role
- Advises on relationship of other factors, such as the Company's annual operating plan, long-term strategy, human capital management strategy and internal pay equity, to compensation design and outcomes

ROLE OF STOCKHOLDERS

- Express support for the executive compensation program by voting for or against the Say-on-Pay vote at annual meeting
- Provide direct feedback regarding executive compensation program through engagement with management and/or Board members

Independent Compensation Consultant

For FY26, the Compensation Committee again selected and retained Pearl Meyer to serve as its independent compensation consultant. Prior to its engagement, the Committee re-assessed Pearl Meyer's independence in light of applicable SEC rules and NYSE listing standards and determined that no conflict of interest or independence concerns existed. Pearl Meyer reports directly to the Compensation Committee and provides independent advice regarding executive and non-employee director compensation programs and practices. Representatives from Pearl Meyer also regularly attend meetings of the Compensation Committee and executive sessions as may be requested by the Committee from time to time.

Management

Mr. Daniele, in his capacity as President and Chief Executive Officer, attends most meetings of the Compensation Committee and provides valuable input and perspectives to the Committee with respect to the performance and compensation of the other members of our management team. He makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations generally relate to base salary increases, long-term incentives, internal promotions and compensation recommendations for newly hired executives. He also assists the Compensation Committee by providing input regarding individual goals, performance and results as well as scope and complexity of their positions. Our Senior Vice President, Human Resources, along with other key members of our human resources team also attend the majority of Compensation Committee meetings and provide the Committee with data, analyses and perspectives on relevant market and industry trends.

Compensation Planning Cycle

SEPTEMBER - NOVEMBER

- Review company and individual performance for prior year and approve annual incentive plan payouts
- Review and approve compensation disclosures to appear in Proxy Statement
- Approve compensation levels, including base salary, annual incentive plan target and equity awards
- Review feedback from Compensation Committee self-evaluation
- Review executive compliance with stock ownership policy

DECEMBER – FEBRUARY

- Review year-to-date results against annual incentive plan targets
- Review Say-on-Pay results and proxy advisory firm analyses
- Review compliance with Compensation Committee Charter
- Review director compensation (biennially)
  - Review director compliance with stock ownership policy

MARCH - MAY

- Review year-to-date results against annual incentive plan targets
- Review share-based expense trend
- Discuss feedback from shareholder engagement
- Review compensation plans and potential changes for following year
- Review findings from compensation program risk assessment
- Discuss compensation levels for executive officers for following year

JUNE – AUGUST

- Review year-to-date results against annual incentive plan targets
- Review composition of Peer Group and approve any changes
- Review trends and best practices, due to legislative and regulatory changes or otherwise
- Discuss potential changes to compensation plans or policies
- Review consultant independence and fees

BENCHMARKING

AutoZone reviews publicly available data from a peer group of companies to help us ensure that our executive compensation programs remain effective in carrying out our Guiding Principles.

Peer Group Composition

Our peer group is composed of direct competitors; companies with which we compete for talent, customers and capital; and companies with a comparable range of key financial measures and business model (e.g. retailer and distributor). Such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. The peer group data we use is from proxy filings and other published sources – it is not prepared or compiled especially for AutoZone. We annually review the appropriateness of this peer group. It typically has changed when a peer company experiences events such as acquisitions and spin-offs, or in the event a member company experiences significant performance challenges.

FY26 Peer Group

- Advance Auto Parts
- BJ's Wholesale Club
- Costco Wholesale
- Dick's Sporting Goods
- Dollar General
- Dollar Tree
- Genuine Parts
- LKQ Corporation
- Lowe's Companies
- O'Reilly Automotive
- Sherwin Williams
- Tractor Supply Company
- Ulta Beauty
- W.W. Grainger

Changes to FY26 Peer Group. During FY25, the Compensation Committee reviewed the peer group for FY26 compensation programs. The intent of that review was to ensure our peer group consists of companies with a similar business model who face similar risks and opportunities as the macroeconomic environment changes, while also selecting companies with comparable financial metrics, market capitalizations and go-to market strategies. Management continues to believe the business models of automotive retailers and petroleum distributors are too dissimilar for inclusion in our peer group. Following such review, and upon input from management and Pearl Meyer, the Compensation Committee approved the following changes for the fiscal year 2026 peer group:

- Removed: Bath and Body Works
- Added: BJ's Wholesale Club

Use of Peer Group Data

Peer group data is an important tool in determining executive compensation levels. However, due to a number of factors, executive compensation data is not perfectly comparable across companies. For example, companies, like AutoZone, consider the scope, complexity and strategic contributions of each role in setting executive compensation. These factors vary significantly across companies, even in the same industry. For this reason, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies. Instead, we utilize peer group data to help determine competitive base salaries and short-term incentive target amounts that support our ability to attract and retain executive talent within our overall compensation philosophy. We do not target a Black-Scholes Merton value for option awards. The Compensation Committee believes a fixed-share grant approach better aligns executives with long-term stockholder outcomes than a fixed-value methodology and historically has maintained annual equity grants at approximately 0.8% of shares outstanding with a fixed run rate every year (approximately 0.9% of outstanding shares or less) which makes the cost of our program more predictable and does not tie us to continuous benchmarking that drives increased costs.

Given the significant appreciation in the Company's stock price, the Company reduced the shares granted below 0.8% for the past two years of annual equity grants, a decrease relative to our historical norms. In this long-term context, the Committee approved a one-time increase to 1.02% of shares outstanding for fiscal 2027. The Committee viewed this as a measured adjustment that partially restores historical grant levels while maintaining prudent share usage and avoiding a meaningful increase in the economic value of awards. The Committee expects this adjustment to be temporary and currently intends to return to its customary grant rate of approximately 0.8% of shares outstanding following fiscal year 2027.

Survey Data

AutoZone also uses broader compensation survey data submitted by hundreds of companies, which may contain summary statistical information (e.g., mean, median, 25th percentile, etc.) related to base salaries, variable compensation, total annual cash compensation, long-term incentive compensation and total direct compensation. In making decisions related to executive compensation, the Compensation Committee uses the survey data as context in reviewing compensation levels, particularly for salary ranges and approving pay actions.

ESTABLISHING COMPENSATION LEVELS

Chief Executive Officer

The Compensation Committee annually reviews and establishes the compensation level for the President and Chief Executive Officer, in conjunction with a review of his individual performance by the directors. As part of this review, the Committee considers all forms of compensation, including base salary, annual cash incentive, long-term equity incentives and other benefits provided. Mr. Daniele was not a party to the deliberations regarding his own compensation. Instead, the Compensation Committee received input from Pearl Meyer, as its independent compensation consultant, and discussed its recommendations directly with the Senior Vice President, Human Resources.

In determining compensation for Mr. Daniele as President and Chief Executive Officer, the Compensation Committee reviewed peer group data, to ensure alignment with industry median. In particular, the Compensation Committee considered that Mr. Daniele is in his third year as our CEO but also brings to our leadership team many years of relevant experience within AutoZone and the automotive aftermarket industry.

Name	Daniele (1)
Total Cash Compensation	$ 2,760,000
Peer Group Percentile	28%
Total Compensation	$ 11,158,796
Peer Group Percentile	30%

(1) Reflects annualized target compensation for Mr. Daniele as President and CEO during FY26. Note we do not specify a long-term incentive target but used fixed-share modeling based on a percentage of shares outstanding.

Following such review, the Compensation Committee determined to set Mr. Daniele’s total compensation at a competitive level relative to market median. While the Committee generally targets compensation opportunities around market median after three years in role, actual positioning may vary from year to year due to changes in peer group composition, market movement, individual performance, internal equity considerations and the company’s pay mix. Market data serves as a reference point among several factors considered in determining executive compensation.

The Compensation Committee will continue to evaluate Mr. Daniele’s performance on an ongoing basis, with the understanding that future adjustments to his compensation will be considered as he further demonstrates his leadership and impact on the company’s success.

In recognition of Mr. Daniele's strong performance, we implemented the following adjustments to his FY26 compensation package:

- Base Salary: Increase by 20% to $1.2 million
- Bonus Target: Remained at 130% of base salary
- Stock Option Grant: Increased by ~15%

These changes reflect Mr. Daniele's contributions in addressing evolving market dynamics, advancing key strategic initivatives and maintaining continuity in leadership as the Company executes its long-term strategic priorities and accelerated growth plans.

Other Executive Officers

The Compensation Committee annually reviews and approves base salaries for AutoZone's remaining executive officers based on recommendations of the President and Chief Executive Officer and considerations of the various factors described above.

The Compensation Committee looked at various factors to determine pay for the most senior executives consisting of the Chief Financial Officer, Chief Operating Officer, Executive Vice President, Merchandising, Marketing and Supply Chain and Senior Vice President, Commercial. In evaluating executive compensation, the Committee considered individual performance, depth of relevant market and company experience, the expanded scope and strategic impact of leadership responsibilities, and the competitive positioning necessary to attract and secure experienced executive talent. The Compensation Committee evaluated pay compared to market, considering the defined peer group as well as the S&P500 of related roles.

TRANSITION TO CHAIRMAN

The continuity of leadership has been a cornerstone of AutoZone's success. After serving in the role of Executive Chairman immediately following the Company's leadership transition to Mr. Daniele in 2024, Mr. Rhodes transitioned to Chairman of the Board effective January 1, 2026. Mr. Rhodes was paid as a director with an annual retainer of $270,000 plus a Chairman fee of $250,000. As a non-employee director, Mr. Rhodes elected to receive all compensation in RSUs.

CHIEF FINANCIAL OFFICER TRANSITION

In October, the Company announced that Mr. Jackson resigned as Chief Financial Officer effective November 25, 2026. In connection with his voluntary resignation, Mr. Jackson did not receive any severance payments, separation benefits, or acceleration of unvested equity awards. Compensation reported in the following tables reflects only the amounts earned or awarded during his period of active service in FY26. The Company has commenced an external search for his successor. The Company has an experienced and deeply tenured finance and accounting team to provide seamless continuity and financial leadership in the interim.

Compensation Program Details

BASE SALARY

We provide base salaries to our executive officers as a means to deliver a stable amount of cash compensation throughout the fiscal year. Base salaries are established by the Compensation Committee at a level that takes into consideration the individual's position, including scope and complexity of the role, as well as broad-based market data, internal pay equity and total target cash compensation.

In general, base salaries for our executive officers are competitive but often below market median. For new executive officers who are promoted from within the organization, the Company aims to set base salaries in the bottom quartile of the market with the expectation of moving base salaries to the 30th percentile after the third year in such position. For executive officers who are externally hired, the Company may be more competitive in setting base salaries closer to median in order to successfully recruit and retain highly qualified leaders who complement the strategic needs of the organization and who don't have several years of equity grants.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to its salary range midpoints so that on average, these midpoints are positioned at market median for base salaries. We believe this positioning relative to the market allows for competitive base salary levels while also delivering competitive total rewards at or above the market median through our performance-based variable compensation. For additional information on the sources of market data and how AutoZone uses such data, see "Benchmarking" within this CD&A.

The below table lists each of our NEO's base salary for FY25 and FY26, the percent of increase from the prior year (if any) and the rationale for the change.

Name	FY25	FY26	Increase	Rationale
Philip B. Daniele, III	1,000,000	1,200,000	20.0 %	The increase reflects leadership contributions in an evolving operating environment, the scope and complexity of the role, and the importance of leadership continuity. Consistent with our compensation philosophy, compensation is targeted to remain competitive and generally aligned at or below the peer group median, considering tenure, experience, and role responsibilities
Jamere Jackson	810,000	826,000	1.9 %	Pursuant to annual merit increase based on range penetration and performance
Thomas B. Newbern	810,000	826,000	1.9 %	Pursuant to annual merit increase based on range penetration and performance
Eric S. Gould	398,000	520,000	30.7 %	Promoted at the end of FY25 and, following our usual practice, no additional increase was made during FY26. At the end of FY25 for his promotion to Executive Vice President, Mr. Gould received a $122,000, or 30.7% increase to a base of $520,000. In establishing compensation levels, base salary was positioned conservatively, while the overall compensation package was designed to be competitive to market while emphasizing at-risk, performance-based compensation and long-term stockholder alignment.
Kenneth E. Jaycox, Jr.	500,000	510,000	2.0 %	Pursuant to annual merit increase based on range penetration and performance

ANNUAL INCENTIVE PLAN

All executive officers were eligible to receive an annual cash incentive award under the FY26 U.S. Management Incentive Plan (“MIP”), which is designed to motivate and reward executives for short-term performance measured against pre-established financial goals. The following graphic illustrates the general design and structure of the MIP.

Base Salary ($) x **Target MIP Opportunity (%)** x **Actual MIP Attainment (%)** = **Actual MIP Payout ($)**

The Compensation Committee annually reviews the design and elements of our executive compensation program to ensure it continues to reflect our Guiding Principles. In addition, the Committee periodically engages in a deeper review as may be appropriate due to evolving best practices, macroeconomic circumstances or otherwise. For example, during FY26, the Compensation Committee reviewed historical annual plan attainment levels over the prior 20-year period to ensure plan design reflected the Guiding Principles of *Drive Performance* and *Drive Shareholder Value*. In particular, the Compensation Committee reviewed incentive plan payout levels and performance against planned targets. In the instances where the Company performed significantly greater than plan and executive officers earned significant incentive plan payouts, the Committee reviewed underlying factors driving the exceptional performance, the incremental cost to stockholders, industry performance and industry-wide compensation practices. Based on this review, the Compensation Committee determined the MIP is designed effectively and furthers all three Guiding Principles. As a result, the Compensation Committee has not made any significant changes to the plan design.

Target Opportunity

Each executive officer’s annual incentive plan target opportunity is expressed as a percentage of base salary, which percentage is based on the individual’s level of responsibility within the organization. As an individual’s level of seniority and management responsibility increases, his or her target opportunity as a percentage of base salary increases and therefore the portion of his or her total performance-based compensation increases. There is no minimum level of payout, and the maximum payout is capped at 300%.

Performance Goals and Payout Matrix

Actual payouts under our annual incentive plan are based upon performance against the matrix set forth on the following page. In developing the matrix, the Compensation Committee began with **Economic Profit** because it ensures that the Company is using capital to generate profitable earnings efficiently and in a manner that is sustainable for the future. In other words, Economic Profit ensures that *growth*, as well as the *cost of growth*, are balanced and achieved in a manner that maximizes the long-term interests of our stockholders. Furthermore, **Economic Profit allows us to align short-term compensation goals to long-term value creation**.

Accordingly, target Economic Profit, calculated by reference to the FY26 operating plan EBIT and ROIC, would result in target (or 100%) payout. Different levels of attainment of EBIT and ROIC on a pre-determined matrix result in varying levels of Economic Profit and payout is based upon actual Economic Profit against target Economic Profit. Accordingly, **annual incentive payouts are driven by EBIT and ROIC and their corresponding impact to Economic Profit versus target.** For these reasons, we do not apply straight-line interpolation of our EBIT and ROIC as we focus on impact to Economic Profit instead.

The key metrics in developing the FY26 annual incentive plan are defined below. The Compensation Committee may (but is not required to) adjust for the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance. In the last few years, we have experienced significant product cost inflation, primarily driven by tariffs, resulting in the elimination of our unrecorded historical LIFO reserve and non-cash LIFO adjustments that have added volatility to our pre-tax operating earnings. Therefore, the Compensation Committee has elected to exclude LIFO adjustments.

- Earnings before interest and taxes (“EBIT”) is defined as net income plus interest and taxes.
- Return on Invested Capital (“ROIC”) is defined as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases).
- Economic Profit is calculated as net operating profit (including rent) after taxes, less the cost of capital using a capital charge rate of 10.5%.

Additionally, the Payout Matrix is further adjusted to ensure the annual incentive plan embodies our Guiding Principles—*Drive Performance, Drive Retention and Drive Shareholder Value*. These adjustments to the matrix serve as “guardrails” and are described below.

- Performance Hurdle. The annual incentive plan is subject to a pre-established threshold or hurdle such that no annual incentive awards are paid out unless the Company achieves 90% of target Economic Profit. If the Company achieves 90% of target Economic Profit, payout is 50% of target MIP opportunity. Achievement above 50% is paid by reference to the matrix. We believe this ensures goals are appropriately rigorous to drive performance.
- Emphasize EBIT Growth. The matrix is also modified such that payout shall not exceed target (or 100%) unless the EBIT target is exceeded. In other words, exceeding the ROIC target alone will not be sufficient to result in an above-target payout. The rationale for this is that there must be “incremental EBIT” (or EBIT in excess of target EBIT) to fund the additional incentive payout. This ensures that any excess payout earned by, and paid to, management does not come at the expense of stockholders but rather is paid out of the additional profit dollars generated by management’s efforts.

Historically, the Compensation Committee has not made adjustments related to foreign exchange gains or losses related to the calculation of performance under the MIP. The attainment calculation excluded the impact of foreign currency fluctuations above a threshold that reflects a level of international operational contribution. This approach ensures alignment with the broader financial structure and recognizes the materiality of global earnings in overall performance framework. The Compensation Committee has approved the FY26 MIP based upon last year’s exchange rate and will not consider an adjustment based on exchange rate fluctuations unless the impact is greater than 5% of International EBIT which it has exceeded in each of the last two years – one favorably to management’s bonus and one unfavorably.

AutoZone FY26 Annual Incentive Plan Payout Matrix

ROIC	EBIT (MMs)	$ 3,253.0 85 %	$ 3,444.3 90 %	$ 3,635.7 95 %	$ 3,827.0 100 %	$ 3,865.3 101 %	$ 4,018.4 105 %	$ 4,209.7 110 %	$ 4,401.1 115 %
	35.16 %	—	— %	67 %	89 %	93 %	110 %	132 %	154 %
	35.66 %	—	— %	70 %	92 %	96 %	114 %	135 %	157 %
	36.16 %	—	51 %	73 %	95 %	99 %	116 %	138 %	160 %
	36.66 %	—	53 %	75 %	97 %	102 %	119 %	141 %	163 %
	37.16 %	—	56 %	78 %	100 %	104 %	122 %	144 %	166 %
	37.66 %	—	58 %	80 %	100 %	107 %	125 %	147 %	169 %
	38.16 %	—	60 %	83 %	100 %	110 %	128 %	150 %	172 %
	38.66 %	—	63 %	85 %	100 %	112 %	130 %	153 %	175 %
	39.16 %	—	65 %	87 %	100 %	114 %	133 %	155 %	178 %
	39.66 %	—	67 %	90 %	100 %	115 %	135 %	158 %	180 %
	40.16 %	—	69 %	92 %	100 %	115 %	137 %	160 %	183 %
	40.66 %	—	71 %	94 %	100 %	115 %	140 %	163 %	186 %
	41.16 %	50 %	73 %	96 %	100 %	115 %	142 %	165 %	188 %

Note: Shaded areas on the matrix indicate levels of attainment in which EBIT and ROIC would result in Economic Profit that is less than 90% of target Economic Profit and therefore does not meet the specified hurdle and results in no payout.

Attainment per Matrix

The Company's results for FY26 consisted of $2,399.7 million in Economic Profit, $3,819.1 million in adjusted EBIT and 36.27% of adjusted ROIC, in each case, after removing the effects of non-cash charges related to LIFO inventory reserve adjustments of $192 milllion. The impact of foreign exchange rate fluctuations adjustment has been excluded from the FY26 attainment totaling $48.2 million. Additionally, FY26 performance attainment excludes 50% of the tariff refund benefit, totaling $48.0 million. In reaching this determination, the Committee carefully evaluated the nature of the benefit, its impact on reported results, and the significant efforts undertaken by management and AutoZoners to manage the operational and financial challenges associated with tariffs. The Committee recognized that the eventual recovery reflected substantial planning, execution, cost discipline, and considerable efforts by the team to mitigate disruption to the business. At the same time, the Committee considered the importance of maintaining a strong pay-for-performance alignment and ensuring that incentive outcomes appropriately reflected underlying operating performance. After balancing these considerations, the Committee determined that excluding 50% of the tariff rebate benefit appropriately recognized management's contributions while preserving alignment between incentive compensation and sustainable business performance. Also, ROIC was calculated on a 14-point trailing fiscal period average to mitigate potential risks related to short-term actions which could inflate calculations. Based on these results, the Company achieved a payout of 105.73% of target under the FY26 MIP.

($in mill)	Target	Actual
Economic Profit	$ 2,372.5	$ 2,399.7
EBIT	$ 3,827.0	$ 3,819.1
ROIC	37.16 %	36.27 %
MIP Attainment per Matrix (% of Target): 105.73%		

Actual Payouts

Based on actual FY26 performance against pre-established financial goals, each NEO earned the following annual incentive plan payout.

Name	Base Salary ($)	Target (% of Base Salary)	Target ($)	Payout (105.73% of Target) ($)	Actual Payout ($)
Philip B. Daniele, III	1,169,231	130.0 %	1,520,000	1,607,097	1,607,097
Jamere Jackson	823,539	100.0 %	823,539	870,728	870,728
Thomas B. Newbern	823,539	100.0 %	823,539	870,728	870,728
Eric S. Gould	520,000	75.0 %	390,000	412,347	412,347
Kenneth E. Jaycox, Jr.	508,462	60.0 %	305,077	322,558	322,558

LONG-TERM INCENTIVE PLAN

For FY26, all executive officers were awarded long-term incentives under the 2020 AutoZone, Inc. Omnibus Incentive Award Plan in the form of stock options. These equity awards are granted to drive long-term performance by rewarding value creation from stock price appreciation.

As with other elements of executive compensation, the Compensation Committee annually reviews the design of the long-term incentive plan to ensure it remains effective and in furtherance of the Guiding Principles. While the Compensation Committee has traditionally granted long-term compensation in the form of stock options, the Committee continues to evaluate the efficacy of stock options against other potential equity vehicles, primarily performance share units.

- Performance Metrics. Stock options directly align management's interest with the long-term interests of stockholders by awarding value upon stock price appreciation and long-term value creation.
- Term. The 10-year term of stock options necessarily incents management to focus on a six to eight year performance period when options typically reach their greatest value. By contrast, performance share units typically carry a three or four year performance period. Because of the success of the stock option program and success of company our option holders have held longer than typical which further reinforces the benefits, including a tax benefit to the company.

- Resilience. Unlike shorter-term awards, which can present boards with difficult decisions, such as whether to exercise discretion, modify awards, modify performance metrics or lose good talent, in times of economic distress or market disruption, the long-term nature of stock options is more resilient to extreme and unpredictable volatility caused by macroeconomic factors, thus encouraging management to focus solely on the best interests of the Company and its stockholders.

- Retention. Turnover of executive officers, after excluding departures due to retirement or performance, remain below market. Additionally, because retirement-eligible executives (as defined in the applicable plan) may continue to vest and retain option awards for the entire term, these executives are further incented to develop organizational talent, facilitate succession planning and transfer institutional knowledge. This ensures the long-term stability and growth of the organization even after the individual's retirement.

- Prevalence. Stock options are less prevalent in today's market. In some instances, stock options are disfavored because they are too rigorous (i.e., companies are unable to deliver long-term growth making stock options the less valuable instrument or even causing them to be worthless). Some constituents disfavor stock options because they are not rigorous enough (i.e., it is argued they are not performance-based). Additionally, stock options are disfavored by some management teams who have had experience with underwater stock options or teams who don't see a path to considerable future value creation. Our Board and management team believe in and want to incentivize our management team to continue to deliver exceptional performance.

After considering the factors above, **the Committee contends that stock options are the most appropriate performance-based equity vehicle** for AutoZone's leadership team and in the best interests of the Company's stockholders.

Also, when considering the efficacy of stock options, the Committee observed the following:

- The Company's burn rate remains at the median of the Peer Group.

- The Company's long-term performance, as measured by total shareholder return over the last ten years is in the top quartile compared to its Peer Group.

- The average number of years stock options have been held before exercise is six years from the date of grant, for current executive officers as a group (based upon the last ten years of activity). In many instances, our most senior executive officers hold closer to six to eight years which is significantly longer than the vesting period.

Stock Options

The non-qualified stock options are typically granted in early October at the first regularly scheduled Compensation Committee meeting of the fiscal year. Awards of stock options may be granted outside of this time frame in the event of promotions, external hires or other unique circumstances. Options have a term of ten years and generally become vested and exercisable over a four-year period at the rate of one-fourth per year.

Beginning with FY25, the majority of our executive committee will vest over a four-year period with no options vesting after year 1, 50% exercisable after two years and 25% vest in years three and four. Beginning with the FY21 grant, options vest on October 15 of each year following the grant date, to ensure the **first vesting date occurs more than one full year after the date of grant**. The exercise price for such options is equal to the closing price of our common stock on the grant date, as quoted on the NYSE. Under the terms of the AutoZone, Inc. 2020 Omnibus Incentive Award Plan, we may not grant stock options with a strike price at a discount to fair market value. Unless otherwise determined by the Compensation Committee, "fair market value" as of a given date is the closing price of our common stock as quoted on the NYSE on such date or, if the shares were not traded on that date, the most recent preceding date when such shares were traded.

In FY26, the CEO was granted 25% of LTIP awards in the form of premium-priced stock options (10% above the stock price on the date of grant), with a 100% cliff vest after five years and 75% as non-qualified stock options with 50% vesting in year two and 25% vesting in each years three and four.

FY26 Long-Term Incentive Plan Awards

Name	FY25 Options Granted (#)	FY25 Options Granted ($)	FY26 Options/RSUs Granted (#)	FY26 Options/RSUs Granted ($)	Share (+/-) from Prior Year	Value (+/-) from Prior Year	Rationale
Philip B. Daniele, III	6,328	7,198,789	5,670	8,276,763	(10.4)%	15.0 %	Increase related to Black-Scholes Merton value of stock options
Jamere Jackson	4,597	5,200,014	4,049	5,909,820	(11.9)%	13.7 %	Increase related to Black-Scholes Merton value of stock options
Thomas B. Newbern	4,597	5,200,014	4,049	5,909,820	(11.9)%	13.7 %	Increase related to Black-Scholes Merton value of stock options
Eric S. Gould	2,917	3,299,639	3,380	4,933,364	15.9 %	49.5 %	Increase in value related to promotion for the prior year and increased Black-Scholes Merton value of stock options
Kenneth E. Jaycox, Jr.	2,917	3,299,639	4,348	8,882,258	49.1 %	169.2 %	Increase in value related to performance for the prior year and increased Black-Scholes Merton value of stock options along with one-time RSU retention grant

EQUITY AWARD GRANT PRACTICES

The Compensation Committee typically approves annual equity award grants during the regularly scheduled meeting held in the first quarter of the fiscal year, with a grant date of two business days after the conclusion of the meeting. The grant date practice was adopted to allow for the prior disclosure of material nonpublic information, if any, that may be approved by the Board at such meeting. Awards may also be granted outside of this schedule in other limited circumstances, such as the commencement of employment or internal promotion. The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information, nor is the timing of disclosures of material nonpublic information based on equity award grant dates. In fiscal year 2026, the Compensation Committee did not grant stock options to any NEO during the period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-K, Form 10-Q or Form 8-K that discloses material non-public information.

ONE-TIME SPECIAL AWARDS

As a general rule, the Company does not grant one-time special awards to executive officers. However, in limited instances, the Company may grant a one-time special sign-on award for the sole purpose of recruiting and attracting high-caliber candidates to the AutoZone Executive Committee. Over the past six years, the Company has only issued one-time special awards to executive officers in seven instances, six of which were sign-on awards subject to our typical four-year vesting conditions, and an additional one-time retention grant in FY26 described below. These sign-on awards, consistent with market practice, serve to incentivize external candidates to accept our offer of employment while also providing compensation for any unvested awards he or she may have left from their prior employer. Furthermore, providing equity subject to multi-year vesting conditions immediately aligns external hires' interests with those of the balance of the management team and our stockholders.

Although the Company has experienced exceptional executive retention over time, based on the CEO's recommendation, the Compensation Committee determined that leadership continuity remains particularly important in areas that are central to the Company's long-term growth strategy. Accordingly, the Compensation Committee approved a one-time retention award, to Senior Vice President - Commercial, Kenneth Jaycox, in August 2026 intended to reinforce long-term retention and stockholder alignment while supporting continued execution of strategic Commercial growth initiatives. The award was structured with an extended five-year cliff vesting period, a substantial continued-service requirement to emphasize long-term value creation and retention. The Compensation Committee does not regularly grant special retention awards and views such awards as exceptional, to be used only when justified by unique business circumstances and strategic retention considerations.

Other Practices, Policies & Guidelines

STOCK OWNERSHIP GUIDELINES

AutoZone maintains robust stock ownership requirements for all executive officers. With the exception of recently elected directors or recently hired or promoted executives who are each provided with a transition period to comply, all directors and executive officers were in compliance with these stock ownership guidelines as of the end of fiscal 2026.

REQUIREMENT	DESCRIPTION
Ownership Requirement	• Directors: 7x Cash portion of Annual Retainer • Chief Executive Officer: 6x base salary • Chief Financial Officer/ Chief Operating Officer: 4x base salary • Executive Vice President: 3x base salary • Senior Vice President: 2x base salary
Eligible Equity	• All eligible equity is valued at the closing price of AutoZone common stock as of the end of the fiscal year. Eligible equity includes shares that are reportable as beneficially owned, whether direct or indirect. • No portion of unvested awards or unexercised options are included for purposes of determining compliance with these guidelines.
Transition Period	• Directors: Within 5 years of joining the Board • Executive Officers: Within 5 years of becoming a member of the Executive Committee; *provided*, any current Executive Committee member promoted to another Executive Committee role shall have an additional 3 years from promotion date to achieve higher requirement.
Holding Requirements	• Individuals not in compliance will be required to hold 50% of the shares acquired upon exercise of stock options or distribution of restricted stock units (after permitting the sale of shares to cover taxes due) and may not otherwise sell any shares of AZO. • Guidelines will no longer apply after an executive officer reaches age 62 in order to facilitate appropriate financial planning as potential retirement approaches. The Compensation Committee may waive the guidelines for any other executive at its discretion.

UNLAWFUL INSIDER TRADING AND ANTI-HEDGING POLICY

AutoZone has adopted policies and procedures designed to prohibit unlawful insider trading, hedging transactions and related practices. Specifically, AutoZone's employees, officers and its Board of Directors are prohibited from trading in AutoZone securities while in possession of material, nonpublic information, from pledging AutoZone securities as collateral, holding AutoZone securities in a margin account and entering into transactions that are designed to hedge or offset decreases in the market value of AutoZone securities. Prohibited transactions include equity swaps, prepaid variable forward contracts, put or call options (other than employee stock option grants), short sales or other derivative instruments. Additionally, certain AutoZoners and officers are subject to routine and non-routine blackout periods during which times trading in our securities is not permitted, as well as pre-clearance procedures to ensure compliance with applicable internal policies.

CLAWBACK POLICY

AutoZone adopted an incentive compensation recovery, or “Clawback Policy” that applied to current and former members of the AutoZone Executive Committee. Consistent with the final rules adopted by the SEC and NYSE, the Compensation Committee has adopted a revised Clawback Policy, which is summarized below. The complete text of such Clawback Policy is included as an exhibit to our FY26 Form 10-K.

Non-Discretionary Clawback in the event of a Financial Restatement. In the event that AutoZone is required to prepare an accounting restatement to correct an error that is material to the previously issued financial statements or would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will seek to recover erroneously awarded incentive compensation received by any current or former executive officer during the immediately preceding three fiscal years. This is a “no fault” policy, meaning that it may be triggered in the absence of fraud or willful misconduct by the executive. “Erroneous” compensation is the amount of compensation that is granted, earned or vested based upon attainment of a financial reporting measure included in an accounting restatement above what would have been received had the financial statements in question been accurate.

Discretionary Clawback in the event of Willful Misconduct. Additionally, the Board, in its sole discretion, may seek to recover incentive compensation received by any current or former executive officer during the immediately preceding three fiscal years in the event such executive officer willfully engaged in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise.

BENEFITS

Our executive officers participate in certain benefits on the same terms that are offered to all of our full-time U.S. salaried AutoZoners. We also provide them with limited additional benefits and perquisites for retention and recruiting purposes, to replace benefit opportunities lost due to regulatory limits, and to enhance their ability to focus on our business. We do not provide tax gross-up payments for named executive officers on any benefits and perquisites other than relocation-related items. The primary additional benefits and perquisites include the following:

Benefit	Availability[(1)(2)]
Employee Stock Purchase Plan (ESPP)	• All U.S. AutoZoners
Executive Stock Purchase Plan (XSPP) [(3)]	• Vice Presidents and above
401(k) Retirement Plan, with Match	• All U.S. AutoZoners
Executive Deferred Compensation Plan (EDCP), with Match	• Vice Presidents and above
Salary Continuation Death Benefit	• All U.S. AutoZoners
Matching Charitable Gift Program	• All U.S. AutoZoners; Vice Presidents and above eligible to receive a larger match depending on level
Medical, Dental and Vision Plans	• All U.S. AutoZoners
Executive Physical Program	• Executive Officers
Company-Paid Life Insurance Plans	• All U.S. AutoZoners
Company-Paid Disability Insurance Plans	• Vice Presidents and above

(1) Benefits listed as available to all U.S AutoZoners are excluded from “All Other Compensation” in the Summary Compensation Table as permitted by applicable disclosure rules.
(2) This table is a summary only and does not describe specific benefit eligibility rules, such as minimum service, among others. All U.S. AutoZoners refers to full-time, salaried employees.
(3) Contributions under the Plan have been suspended pending shareholder approval of a new XSPP compensation plan.

Stock Purchase Plans

	ESPP	XSPP
Overview	Shares purchased at a discount	Shares purchased at Fair Market Value ("FMV") with a Company-provided "match" of shares (the "Matched Shares")
Eligibility	All U.S. AutoZoners with 6-months of service	Vice Presidents and above with 6-months of service
Contributions	After tax, limited to lower of 10% of eligible compensation or $15,000	After tax, limited to 25% of eligible compensation
Discount / Match	15% discount to FMV	Matched Shares provided, such that total shares acquired are purchased at a 15% discount to FMV
Fair Market Value (FMV)	FMV is the lower of the closing price of a share of AZO common stock on the first and last trading day of the calendar quarter	FMV is the closing price of a share of AZO common stock on the last trading day of the calendar quarter
Vesting	Fully vested, but subject to one-year holding period	Purchased shares are fully vested and subject to one-year holding period. Matched Shares vest after one year.

Employee Stock Purchase Plan. AutoZone maintains the Eighth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan ("Employee Stock Purchase Plan" or "ESPP") which enables all US. AutoZoners, with six months of service, to purchase AutoZone common stock at a 15% discount to FMV, subject to IRS-determined limitations. Based on IRS rules, annual purchases in the ESPP are limited to the lower of $15,000 or 10% of eligible compensation. In connection with the 2026 Annual Meeting, the Company has proposed for shareholder approval the Ninth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan (the "A&R ESPP"). For a summary of key terms of the A&R ESPP, please see Proposal 4: Approval of the AutoZone, Inc. Ninth Amended and Restated Employee Stock Purchase Plan, beginning on page 34 of this Proxy Statement.

Executive Stock Purchase Plan. To support and encourage greater stock ownership by our leadership, AutoZone has also established a non-qualified stock purchase plan. The AutoZone, Inc. Sixth Amended and Restated Executive Stock Purchase Plan ("Executive Stock Purchase Plan" or "XSPP") operated in a similar manner to the ESPP by allowing executives to acquire shares of AutoZone common stock at a 15% discount to FMV. Because the XSPP was not required to comply with the requirements of Section 423 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), it provided for a higher limit on the percentage of a participant's compensation that may be used to purchase shares and is limited to 25% of the eligible compensation with respect to the plan year. Under the XSPP, shares of AutoZone common stock were purchased at 100% of FMV (i.e., not at a discount), and a specified number of shares (the "Matched Shares") were issued by the Company at no cost to the participant such that the total number of shares received was equivalent to acquiring the shares at 15% discount to FMV. The Matched Shares were to remain unvested for one year from the date of purchase and subject to forfeiture during that time. The plan expired January 1, 2026, and all elections occurred before such expiration. In connection with the 2026 Annual Meeting, the Company has proposed for shareholder approval the Seventh Amended and Restated AutoZone, Inc. Executive Stock Purchase Plan (the "A&R XSPP"). For a summary of key terms of the A&R XSPP, please see Proposal 5: Approval of the AutoZone, Inc. Seventh Amended and Restated Executive Stock Purchase Plan, beginning on page 37 of this Proxy Statement.

Retirement Plans

401(k) Retirement Plan. AutoZoners based in the United States are eligible to participate in the AutoZone, Inc. 401(k) Plan on day one of employment. The 401(k) Plan is a qualified plan that meets the requirements of Internal Revenue Code Section 401(a). The 401(k) Plan allows participants to make a pretax contribution of a specified percentage of their annual pay, up to IRS-imposed maximums, into an investment account. The Company provides a matching contribution that is calculated based on 100% of the first 3% of contributions and 50% of the next 2% of contributions into the 401(k) Plan.

Executive Deferred Compensation Plan. AutoZone officers based in the United States are eligible to participate in the AutoZone, Inc. Executive Deferred Compensation Plan ("Executive Deferred Compensation Plan" or "EDCP"). The EDCP is a nonqualified plan that allows participants to make a pretax deferral of up to 25% of base salary and/or up to 75% of annual cash incentive compensation, with a Company-provided matching contribution that is calculated based on 100% of the first 3% of deferrals and 50% of the next 2% deferred, less the maximum value of the Company match available generally to participants in AutoZone's 401(k) Plan.

Taking Care of People

Salary Continuation Death Benefit. In the unfortunate event an eligible full-time AutoZoner passes away, AutoZone will provide up to 12 weeks of the deceased AutoZoner's pay to their named beneficiary. This benefit reflects our steadfast commitment to take care of our people, because their family is our family.

Matching Charitable Gift Program. At AutoZone, we encourage our AutoZoners to be active members of the communities in which they live, work and serve. Through our Matching Gift Program, we commit to match AutoZoner donations dollar-for-dollar, up to $500 per AutoZoner per fiscal year to qualified charities of their choice. Our Matching Gift program is available to all full-time and part-time AutoZoners in the United States. For Vice Presidents, AutoZone will match up to $10,000, and for Executive Committee members, AutoZone will match up to $50,000.

AN AUTOZONER ALWAYS **CARES ABOUT PEOPLE**

Treat people with dignity and respect. Recognize great work and provide frequent feedback. Demonstrate concern for others and your community. Create a safe environment. Own your development and help develop others.

Limited Perquisites. The Company provides limited perquisites and personal benefits to its executives in order to allow them to devote more time to their business responsibilities while also promoting health, wellness and safety.

- *Company Aircraft.* Senior executives may periodically use AutoZone's private aircraft for personal travel pursuant to an agreement with the Company. Under the agreement, the Company must be reimbursed for the direct, incremental cost to the Company arising from the personal use of the aircraft. These expenses include the cost of fuel, aircraft maintenance plan costs related to the trip, ramp fees, pilot expenses (if contract pilots are used on the trip), any special insurance for the trip, and other direct costs to the Company. All of the fixed costs related to the use of the private aircraft, such as regular insurance premiums, hangar fees, depreciation and subscription costs, are paid by the Company, and reimbursement is not required for such costs.
- *Other.* The Company also provides its executive officers with home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid spouse business-related travel, and Company-paid long-term disability insurance premiums.

RISK ASSESSMENT OF COMPENSATION PROGRAMS

Management has assessed our compensation programs and concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on AutoZone. This risk assessment included reviewing the design and operation of our compensation programs, identifying and evaluating situations or compensation elements that could raise more significant risks, and evaluating other controls and processes designed to identify and manage risk. The Compensation Committee reviewed the risk assessment and concurred with management's conclusion.

TAX CONSIDERATIONS

Section 409A of the Code sets forth strict rules related to non-qualified deferred compensation earned and vested. The Internal Revenue Service periodically releases Notices and other guidance related to Section 409A, and AutoZone continues to take actions designed to comply with the Section's applicable requirements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed solely of independent, non-employee directors. None of the members of the Compensation Committee (i) was an officer or employee of the Company at any time during the prior fiscal year or (ii) is or was a participant in a "related person" transaction with the Company since the beginning of fiscal 2026. No executive officer of the Company serves, or in the past fiscal year has served on the compensation committee or Board performing a compensation committee function of any company that has one or more of its executives officers serving as a member of the Company's Compensation Committee or Board performing a compensation committee function.

Summary Compensation Table

This table shows the compensation paid to the NEOs during the 2026, 2025 and 2024 fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($) (2)(3)	Option Awards ($) (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($) (5)	Total ($)
Philip B. Daniele, III	2026	1,169,231	—	17,829	8,276,763	1,607,097	166,044	11,236,964
President & Chief Executive Officer	2025	1,000,000	—	27,754	7,198,789	1,257,751	152,120	9,636,414
	2024	855,000	—	25,022	7,199,838	1,002,363	116,242	9,198,465
Jamere Jackson (6)	2026	823,539	—	—	5,909,820	870,728	106,331	7,710,418
Chief Financial Officer	2025	808,462	—	—	5,200,014	782,187	101,743	6,892,406
	2024	804,769	—	8,135	5,200,028	771,295	93,383	6,877,610
Thomas B. Newbern	2026	823,539	—	—	5,909,820	870,728	106,589	7,710,676
Chief Operating Officer	2025	808,462	—	—	5,200,014	782,187	99,836	6,890,499
	2024	790,923	—	—	5,200,028	760,982	82,624	6,834,557
Eric S. Gould	2026	520,000	—	—	4,933,364	412,347	48,826	5,914,537
Executive Vice President,	2025							
Merchandising, Marketing & Supply Chain	2024							
Kenneth E. Jaycox, Jr.	2026	508,462	—	5,007,470	3,882,470	322,558	59,058	9,780,018
Senior Vice President, Commercial	2025	500,000	—	—	3,299,639	290,251	194,608	4,284,498
	2024	48,077	—	—	5,298,895	28,647	21,473	5,397,092

(1) Annual incentive awards were paid pursuant to the approved management incentive plan and therefore appear in the "non-equity incentive plan compensation" column of the table.

(2) Except as specifically noted below for Mr. Jaycox, represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 60 for more information about the Executive Stock Purchase Plan. See Note N, Share-Based Plans, to our consolidated financial statements in our Annual Report for a description of the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with FASB ASC Topic 718. For Mr. Jaycox, $7,682 of the total amount is attributable to the XSPP and $4,999,788 is attributable to his RSU grant.

(3) The value of stock awards and option awards was determined as required by FASB ASC Topic 718. There is no assurance that these values will be realized. See Note N, Share-Based Plans, to our consolidated financial statements in our Form 10-K for details on assumptions used in the valuation.

(4) Incentive amounts were earned for the 2026 fiscal year pursuant to the approved management incentive plan and were paid in October 2026. See "Compensation Discussion and Analysis" on page 53 for more information about this plan.

(5) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits ($)(A)	Relocation ($)	Charitable Contributions ($)(B)	Imputed Income ($)(C)	Company Contributions to Defined Contribution Plans ($)(D)	Life Insurance Premiums ($)
Philip B. Daniele, III	2026	9,746	—	37,065	23,903	89,695	5,635
Jamere Jackson	2026	6,121	—	15,594	16,183	64,186	4,247
Thomas B. Newbern	2026	7,534	—	3,500	27,131	64,186	4,238
Eric S. Gould	2026	8,317	—	7,500	8,878	22,376	1,755
Kenneth E. Jaycox, Jr.	2026	6,566	—	7,200	9,333	34,083	1,876

(A) Perquisites and personal benefits for all NEOs include Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, Company-paid spouse business-related travel and Company-paid long-term disability insurance premiums.

(B) Matching charitable contributions made under the AutoZone Matching Gift program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive committee member annually.

(C) Represents amounts related to imputed earnings on company-paid, taxable life insurance and miscellaneous other items.

(D) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

(6) Mr. Jackson resigned as Chief Financial Officer effective November 25, 2026.

Grants of Plan-Based Awards

The following table sets forth information regarding plan-based awards granted to the Company's NEOs during the 2026 fiscal year. See "Compensation Discussion and Analysis" beginning on page 55 for additional information on each of these awards.

Name	Equity Plans Grant Date	Estimated Future Payments Under Non-equity Incentive Plans (1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	All Other Option Awards: Number of Securities Underlying Options (#) (3)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
Philip B. Daniele, III		760,000	1,520,000	4,560,000				
	10/10/2025					4,253	4,075.31	6,207,574
	10/10/2025					1,417	4,482.84	2,069,189
	9/30/2025				1			4,290
	12/31/2025				2			6,783
	3/31/2026				2			6,756
								8,294,592
Jamere Jackson		411,769	823,538	2,470,615				
	10/10/2025					4,049	4,075.31	5,909,820
								5,909,820
Thomas B. Newbern		411,769	823,538	2,470,615				
	10/10/2025					4,049	4,075.31	5,909,820
								5,909,820
Eric S. Gould		195,000	390,000	1,170,000				
	10/10/2025					3,380	4,075.31	4,933,364
								4,933,364
Kenneth E. Jaycox, Jr.		152,538	305,077	915,231				
	10/10/2025					2,660	4,075.31	3,882,470
	9/30/2025				1			4,290
	12/31/2025				1			3,392
	8/28/2026				1,688			4,999,788
								8,889,940

(1) Represents potential threshold, target and maximum incentive compensation for the 2026 fiscal year under the approved management incentive plan based on the dollar value of the estimated target amount payable if the specified performance target is reached. The amounts actually paid for the 2026 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the approved management incentive plan which is 50% of the target amount. The maximum is 300% of the target.

(2) Represents shares awarded pursuant to the Executive Stock Purchase Plan, with the exception of Mr. Jaycox whose number of shares includes 1,688 pursuant to a one-time RSU grant.

(3) Represents options awarded pursuant to the 2020 Omnibus Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock option awards under the Amended 2011 Equity Plan, the 2011 Equity Plan, 2020 Omnibus Incentive Plan, and unvested shares under the Executive Stock Purchase Plan for the Company's NEOs as of August 29, 2026:

		Option Awards				Shares	
		Number of Securities Underlying Unexercised Options					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock that have not Vested (4) (5)	Market Value of Shares of Stock that have not Vested ($) (6)
Philip B. Daniele, III	9/26/2017	1,927	— (1)	587.13	9/27/2027		
	9/25/2018	5,450	— (1)	772.80	9/26/2028		
	10/7/2019	6,620	— (1)	1,060.81	10/8/2029		
	10/7/2020	4,800	— (1)	1,139.99	10/8/2030		
	6/16/2021	500	— (1)	1,390.47	6/16/2031		
	10/5/2021	5,590	— (1)	1,651.22	10/5/2031		
	10/4/2022	3,930	1,310 (1)	2,205.03	10/4/2032		
	10/6/2023	2,643	2,644 (1)	2,549.04	10/6/2033		
	1/2/2024	1,070	1,070 (1)	2,568.50	1/2/2034		
	10/11/2024	—	1,555 (2)	3,442.76	10/11/2034		
	10/11/2024	—	4,773 (3)	3,129.78	10/11/2034		
	10/10/2025	—	1,417 (2)	4,482.84	10/10/2035		
	10/10/2025	—	4,253 (3)	4,075.31	10/10/2035		
	9/30/2025					1	2,962
	12/31/2025					2	5,924
	3/31/2026					2	5,924
Totals		**32,530**	**17,022**			**5**	**14,810**
Jamere Jackson	10/7/2020	6,900	— (1)	1,139.99	10/8/2030		
	10/5/2021	5,590	— (1)	1,651.22	10/5/2031		
	10/4/2022	3,930	1,310 (1)	2,205.03	10/4/2032		
	10/6/2023	2,643	2,644 (1)	2,549.04	10/6/2033		
	10/11/2024	1,149	3,448 (1)	3,129.78	10/11/2034		
	10/10/2025	—	4,049 (1)	4,075.31	10/10/2035		
Totals		**20,212**	**11,451**			**—**	**—**
Thomas B. Newbern	10/7/2019	8,500	— (1)	1,060.81	10/8/2029		
	10/7/2020	6,900	— (1)	1,139.99	10/8/2030		
	10/5/2021	6,710	— (1)	1,651.22	10/5/2031		
	10/4/2022	3,930	1,310 (1)	2,205.03	10/4/2032		
	10/6/2023	2,643	2,644 (1)	2,549.04	10/6/2033		
	10/11/2024	—	4,597 (3)	3,129.78	10/11/2034		
	10/10/2025	—	4,049 (3)	4,075.31	10/10/2035		
Totals		**28,683**	**12,600**			**—**	**—**
Eric S. Gould	9/26/2017	1,615	— (1)	587.13	9/27/2027		
	9/25/2018	1,275	— (1)	772.80	9/26/2028		
	10/7/2019	1,713	— (1)	1,060.81	10/8/2029		
	10/7/2020	1,500	— (1)	1,139.99	10/8/2030		
	2/8/2021	1,650	— (1)	1,224.95	2/8/2031		
	10/5/2021	3,880	— (1)	1,651.22	10/5/2031		
	10/4/2022	2,730	910 (1)	2,205.03	10/4/2032		
	10/6/2023	2,050	2,050 (1)	2,549.04	10/6/2033		
	10/11/2024	—	2,917 (3)	3,129.78	10/11/2034		
	10/10/2025	—	3,380 (3)	4,075.31	10/10/2035		
Totals		**16,413**	**9,257**			**—**	**—**
Kenneth E. Jaycox, Jr.	7/29/2024	2,356	2,357 (1)	3,072.66	7/29/2034		
	10/11/2024	729	2,188 (1)	3,129.78	10/11/2034		
	10/10/2025	—	2,660 (1)	4,075.31	10/10/2035		
	9/30/2025					1	2,962
	12/31/2025					1	2,962
	8/28/2026					1,688	4,999,788
Totals		**3,085**	**7,205**			**1,690**	**5,005,712**

(1) Stock options vest annually in one-fourth increments over a four-year period.

(2) Stock options cliff vest 100% in year five.

(3) Stock options vest 50% in year two, 25% in year three and 25% in year four.

(4) Represents shares acquired pursuant to unvested shares granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan and will vest immediately upon a participant's termination of employment without cause or the participant's death or disability.

(5) Shares for Mr. Jaycox includes 1,688 pursuant to a one-time RSU grant.

(6) Based on the closing price of AutoZone common stock on August 29, 2026 ($2,961.96 per share).

Proxy

Option Exercises and Stock Vested

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's NEOs during the fiscal year ended August 29, 2026:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
Philip B. Daniele, III	3,533	11,814,279	8	28,511
Jamere Jackson	—	—	—	—
Thomas B. Newbern	—	—	—	—
Eric S. Gould	—	—	—	—
Kenneth E. Jaycox, Jr.	—	—	—	—

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the closing price of AutoZone common stock on the NYSE on the date of exercise and the exercise price of the option.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 60 for more information about this plan.

(3) Based on the closing price of AutoZone common stock on the vesting date.

Nonqualified Deferred Compensation

The following table sets forth information regarding nonqualified deferred compensation for the Company's NEOs as of and for the year ended August 29, 2026.

Name	Executive Contributions in Last FY ($) (1)	Company Contributions in Last FY ($) (2)	Aggregate Earnings/ Losses in Last FY ($) (3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
Philip B. Daniele, III	230,621	77,541	218,415	—	2,316,045
Jamere Jackson	80,255	49,786	136,992	—	1,022,845
Thomas B. Newbern	321,022	49,786	328,306	(2,418)	3,227,309
Eric S. Gould	219,921	14,376	404,187	—	3,856,535
Kenneth E. Jaycox, Jr.	91,297	17,672	17,841	—	144,661

(1) Represents contributions by the NEOs under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the NEOs in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the NEOs in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2026 and 2025, excluding (i) contributions made by the executive officer and the Company during fiscal 2026 and (ii) any withdrawals or distributions during fiscal 2026. None of the earnings/losses in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher based in the United States are eligible to participate in the EDCP. As of August 29, 2026, there were 61 such officers of the Company. The EDCP is a nonqualified plan that allows officers to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and up to 75% of bonus compensation. The Company match is calculated based on 100% of the first 3% of deferred compensation and 50% of the next 2% deferred, less the maximum value of the Company match available generally to participants in AutoZone's 401(k) Plan. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

Potential Payments Upon Termination Or Change In Control

Our NEOs may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Mr. Daniele

Mr. Daniele and AutoZone entered into an agreement (the "Agreement") in 2024 providing that if employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Daniele had been paying for such coverage during his employment. The Agreement further provides that Mr. Daniele will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

Executive Officer Agreements (Messrs. Jackson, Newbern, Gould, and Jaycox)

AutoZone's other executive officers including Messrs. Jackson, Newbern, Gould, and Jaycox, have entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 to 24 months, depending on their length of service at the time of termination. The aforementioned executives all have greater than 5 years of service, except for Mr. Jaycox, who has approximately 2.5 years of service.

Years of Service	Severance Period
Less than 1	12 months
1 – less than 5	18 months
5 or more	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Severance and Non-Compete Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Equity Plans

All outstanding, unvested stock options, including those held by the NEOs, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested shares under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The plan defines "disability," "cause," and "normal retirement date."

Life Insurance

AutoZone provides all salaried AutoZoners in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock compensation and gains realized from stock option exercises but include salary and short-term incentive compensation received. Additionally, salaried AutoZoners are eligible to purchase additional life insurance subject to insurability above certain amounts. The maximum benefit of the company-paid and the additional coverage combined is $7,500,000. All the NEOs are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans, until age 67. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings.

The following table shows the amounts that the NEOs would have received if their employment had been terminated under specified circumstances on August 29, 2026. This table does not include amounts related to the NEOs' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or For Cause Termination ($)	Involuntary Termination Not For Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
Philip B. Daniele, III [(1)]						
Severance Pay	—	3,588,000	—	—	276,923	—
Annual Incentive	—	1,607,097	—	1,607,097	1,607,097	1,607,097
Benefits Continuation	—	40,819	—	—	6,803	—
Unvested Stock Options	—	—	—	—	2,504,341	2,504,341
Unvested Stock Awards	—	33,588	—	14,810	33,588	33,588
Disability Benefits	—	—	—	3,420,000	—	—
Life Insurance Benefits	—	—	—	—	4,578,000	—
Total	—	**5,269,504**	—	**5,041,907**	**9,006,752**	**4,145,026**
Jamere Jackson [(2)]						
Severance Pay	—	—	—	—	—	—
Annual Incentive	—	—	—	—	—	—
Benefits Continuation	—	—	—	—	—	—
Unvested Stock Options	—	—	—	—	—	—
Unvested Stock Awards	—	—	—	—	—	—
Disability Benefits	—	—	—	—	—	—
Life Insurance Benefits	—	—	—	—	—	—
Total	—	—	—	—	—	—
Thomas B. Newbern [(3)]						
Severance Pay	—	1,652,000	—	—	190,615	—
Annual Incentive	—	870,728	—	870,728	870,728	870,728
Benefits Continuation	—	23,569	—	—	3,928	—
Unvested Stock Options	—	—	—	—	2,083,339	2,083,339
Unvested Stock Awards	—	—	—	—	—	—
Disability Benefits	—	—	—	1,050,000	—	—
Life Insurance Benefits	—	—	—	—	3,190,000	—
Total	—	**2,546,297**	—	**1,920,728**	**6,338,610**	**2,954,067**
Eric S. Gould [(3)]						
Severance Pay	—	1,040,000	—	—	120,000	—
Annual Incentive	—	412,347	—	412,347	412,347	412,347
Benefits Continuation	—	23,573	—	—	3,929	—
Unvested Stock Options	—	—	—	—	1,535,292	1,535,292
Unvested Stock Awards	—	—	—	—	—	—
Disability Benefits	—	—	—	3,480,000	—	—
Life Insurance Benefits	—	—	—	—	1,342,000	—
Total	—	**1,475,920**	—	**3,892,347**	**3,413,568**	**1,947,639**
Kenneth E. Jaycox, Jr. [(3)]						
Severance Pay	—	765,000	—	—	117,692	—
Annual Incentive	—	322,558	—	322,558	322,558	322,558
Benefits Continuation	—	24,976	—	—	4,163	—
Unvested Stock Options	—	—	—	—	—	—
Unvested Stock Awards	—	—	—	5,005,712	—	—
Disability Benefits	—	—	—	2,970,000	—	—
Life Insurance Benefits	—	—	—	—	1,584,000	—
Total	—	**1,112,534**	—	**8,298,270**	**2,028,413**	**322,558**

(1) Severance Pay, Annual Incentive and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect the terms of Mr. Daniele's Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death, as well as, under the stock option agreement beginning in October 2022 which states under retirement which is when the Participant has (i) attained age 55 and (ii) completed at least 15 years of service with the Company. In fiscal year 2022 ("FY22"), the company added 12 weeks of salary continuation for all full-time U.S. AutoZoners with one-year of service in the event of death. Unvested stock awards are shares under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, or death. Annual Incentive is shown at actual annual incentive amount for the 2026 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits under a Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Mr. Jackson resigned as Chief Financial Officer effective November 25, 2026.

(3) Severance Pay, Annual Incentive and Benefits Continuation amounts shown under the “Involuntary Termination Not for Cause” column reflect payments to Mr. Newbern, Mr. Gould and Mr. Jaycox under the Severance and Non-Compete Agreements described above. Annual Incentive is shown at actual annual incentive amount for the 2026 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. The company added 12 weeks of salary continuation for all full-time U.S. AutoZoners with one-year of service in the event of death. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder’s death, as well as, under the stock option agreement beginning in October 2022 which states under retirement which is when the Participant has (i) attained age 55 and (ii) completed at least 15 years of service with the Company. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, or death. Disability Benefits are benefits under a Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

PAY RATIO DISCLOSURE

Pursuant to Item 402(u) of Regulation S-K, we have conducted an analysis of our global AutoZoner population in order to estimate and disclose the total compensation paid to our median employee, not including our CEO, as well as the ratio of the total compensation paid to said median employee as compared to the total compensation paid to our CEO. The analysis, which is described below, yielded the following results:

Total compensation for the median employee for fiscal 2026 (not including the CEO):	$ 29,450
Total compensation for the CEO:	$ 11,236,964
Resulting CEO-to-median employee pay ratio:	**381:1**

Measurement date. We identified the median employee from our population as of June 30, 2026.

Compensation measure. The regulations require us to use a “consistently applied compensation measure”, or CACM, to identify the median employee. Based on an analysis of the AutoZone workforce, we determined that fixed or guaranteed compensation, including overtime and earnings for paid time off, plus variable compensation (e.g., bonus or commission pay) closely approximate the annual total direct compensation of our employees. We converted the earnings paid in local (non-U.S.) currency to U.S. dollars using published exchange rates as of June 30, 2026. We did not apply pay adjustments allowed by the rules in order to ensure a conservative estimate (i.e., it is unlikely that the estimate could have been higher than that calculated).

Excluded population. We excluded from the analysis AutoZoners in Brazil, Canada, China, France, Germany, India, Taiwan, Turkey and the United Kingdom, pursuant to the de minimis exemption under the rules. The 2,770 AutoZoners in these locations represent less than 5% of the total employee population of 132,704 as of June 30, 2026.

PAY VERSUS PERFORMANCE

The following table sets forth (i) total compensation paid to Mr. Rhodes, our former principal executive officer (“PEO”) when he served as PEO and Mr. Daniele, our current PEO, for all five fiscal years presented, as set forth in our Summary Compensation Table (“SCT”), (ii) Compensation Actually Paid (“CAP”) to our PEO, (iii) average total compensation paid to our NEOs, excluding Mr. Daniele, and also excluding Mr. Rhodes, for the periods which each served as our PEO, as set forth in the SCT for such fiscal year, (iv) average CAP to our other NEOs, in each case as calculated in accordance with Item 402(v) of Regulation S-K, and (v) certain Company and peer group performance measures for the periods indicated. CAP does not reflect value actually realized by the applicable executives or how the Compensation Committee evaluates compensation decisions.

Fiscal Year	Summary Compensation Table Total for PEO (current)	Summary Compensation Table Total for PEO (former)	Compensation Actually Paid to PEO (current) (1)(2)	Compensation Actually Paid to PEO (former) (1)(2)	Average Summary Compensation Table Total for Non-PEO NEOs (3)	Average Compensation Actually Paid to Non-PEO NEOs (2)(3)(4)	Value of Initial Fixed $100 Total Shareholder Return	Value of Initial Fixed $100 Peer Group Total Shareholder Return (5)	Net Income ($s in millions)	Economic Profit ($s in millions)(6)
2026	$ 11,236,964		$ 7,473,423		$ 7,778,912	$ 6,908,759	$249.09	$162.53	$2,572.7	$2,399.7
2025	9,636,414		21,265,131		6,009,622	13,589,166	353.08	151.97	2,498.2	2,458.2
2024	9,198,465	6,046,598	15,071,027	21,056,588	6,209,177	9,568,493	267.55	124.17	2,662.4	2,546.6
2023		18,796,822		37,562,328	5,404,080	10,077,359	206.32	98.08	2,528.4	2,432.0
2022		14,330,010		53,183,213	4,403,231	12,895,019	181.90	91.92	2,429.6	2,278.5

(1) Reconciliation of amounts shown in Summary Compensation Table to CAP to PEO.

Fiscal Year	Summary Compensation Table Total (SCT)	Value of Stock Awards and Option Awards Reported in SCT (deducted)	Year-End Value of Awards Granted in Fiscal Year (1)	Change in Fair Value of Prior Year Awards-Outstanding and Unvested (2)	Change in Fair Value (from Prior Year End) of Prior Year Awards-Vested (2)	Prior Year Fair Value of Prior Year Awards that Failed to Vest (2)	Total Adjustments	CAP
Current CEO- Philip B. Daniele, III								
2026	$ 11,236,964	$ (8,294,592)	$ 3,288,837	$ (1,691,530)	$ 2,933,745	$	$ (3,763,541)	$ 7,473,423
2025	9,636,414	(7,226,543)	11,436,253	7,679,175	(260,168)	—	11,628,717	21,265,131
2024	9,198,465	(7,224,860)	9,992,595	2,989,428	115,398	—	5,872,562	15,071,027
Former CEO- William C. Rhodes, III								
2024	$ 6,046,598	$ (4,917,334)	$ 6,368,390	$ 12,949,232	$ 609,702	$ —	$ 15,009,990	$ 21,056,588
2023	18,796,822	(15,966,758)	24,357,600	9,772,375	602,289	—	18,765,506	37,562,328
2022	14,330,010	(10,370,249)	20,198,760	26,351,061	2,673,630	—	38,853,203	53,183,213

(2) Stock options are valued based on the Black-Scholes option pricing model as of the applicable measurement date. Stock options valued on a date other than the grant date are valued using the stock price and updated assumptions (i.e., term, volatility, interest rate) on such measurement date.

(3) The Non-PEO NEOs are comprised of: Messrs. Jackson, Newbern, Gould and Jaycox for fiscal year 2026, Messrs. Jackson, Newbern, Hackney and Jaycox for fiscal year 2025 and 2024, Messrs. Jackson, Newbern, Daniele and Frazer for fiscal years 2023 and 2022.

(4) Reconciliation of amounts shown in Summary Compensation Table to CAP to Non-PEO NEOs

Fiscal Year	Summary Compensation Table Total (SCT)	Value of Stock Awards and Option Awards Reported in SCT (deducted)	Year-End Value of Awards Granted in Fiscal Year (1)	Change in Fair Value of Prior Year Awards-Outstanding and Unvested (2)	Change in Fair Value (from Prior Year End) of Prior Year Awards-Vested (2)	Prior Year Fair Value of Prior Year Awards that Failed to Vest (2)	Total Adjustments	CAP
2026	$ 7,778,912	$ (6,410,736)	$ 2,042,407	$ 175,915	$ 3,322,262	$	$ (870,153)	$ 6,908,759
2025	6,009,622	(4,685,046)	7,468,673	4,928,928	(133,011)	—	7,579,544	13,589,166
2024	6,209,177	(5,105,044)	6,522,730	1,924,159	17,471	—	3,359,316	9,568,493
2023	5,404,080	(4,245,009)	6,476,196	2,317,977	124,116	—	4,673,280	10,077,359
2022	4,403,231	(2,886,928)	5,633,491	5,210,600	534,626	—	8,491,789	12,895,019

(5) Represents the weighted peer group total shareholder return ("TSR"), weighted according to each of the companies' respective market capitalizations at the beginning of each period for which a return is indicated. The Company's peer group is the S&P Retail Index as reflected in our Annual Report on Form 10-K for fiscal year 2026.

(6) Economic Profit was selected by the Company as the "most important" financial performance measure (that is not otherwise required to be disclosed in the table above) used to link CAP to Company performance for the most recently completed fiscal year, or the Company-Selected Measure. See page 53 of "Compensation Discussion and Analysis" for more information about how Economic Profit is calculated.

Aggregate change in the actuarial present value of the accumulated benefits (deducted)" and "Aggregate service cost and prior service cost for pension benefits" intentionally omitted as such amounts are not applicable.

Relationship between CAP and Performance Measures

As discussed below, the relationship between the CAP to the PEO and the Average CAP to the Other NEOs in FY 2022, 2023, 2024, 2025 and 2026 (collectively, "NEO Compensation Actually Paid") to each of (1) Net income, (2) TSR, and (3) Economic Profit demonstrates that such compensation fluctuates in a manner that is consistent with the Company's achievement of its goals and increasing value for shareholders in line with the Company's compensation philosophy and performance-based objectives.



Compensation Actually Paid vs. Economic Profit 2022 - 2026
Compensation Actually Paid (in Millions)
Economic Profit (in Millions)
$60
$50
$40
$30
$20
$10
$-
$2,600
$2,550
$2,500
$2,450
$2,400
$2,350
$2,300
$2,250
$2,200
$2,150
$2,100
$53.1
$12.8
$2,278.5
$37.5
$10.1
$2,432.0
$21.1
$15.1
$9.6
$2,546.6
$19.6
$21.2
$13.5
$2,458.2
$7.4
$6.8
$2,399.7
2022
2023
2024
2025
2026
Compensation Actually Paid to PEO (former)
Compensation Actually Paid to PEO (current)
Average Compensation Actually Paid to Non-PEO NEOs
Economic Profit



Compensation Actually Paid vs. Total Shareholder Return 2022 - 2026
Compensation Actually Paid (in Millions)
Total Shareholder Return
$60
$50
$40
$30
$20
$10
$-
$400
$350
$300
$250
$200
$150
$100
$50
$-
$53.1
$12.8
$181.90
$37.5
$10.1
$206.32
$21.1
$15.1
$9.6
$267.55
$19.6
$21.2
$13.5
$353.08
$7.4
$6.8
$249.09
2022
2023
2024
2025
2026
Compensation Actually Paid to PEO (former)
Compensation Actually Paid to PEO (current)
Average Compensation Actually Paid to Non-PEO NEOs
Total Shareholder Return


Total Shareholder Return vs. Peer Group Total Shareholder Return 2022 - 2026
$400.00
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$-
$181.90
$91.92
$206.32
$98.08
$267.55
$124.17
$353.08
$151.97
$249.09
$162.53
2022
2023
2024
2025
2026
Total Shareholder Return
Peer Group Total Shareholder Return


Compensation Actually Paid vs. Net Income 2022 - 2026
Compensation Actually Paid (in Millions)
Net Income (in Millions)
$60
$50
$40
$30
$20
$10
$-
$2,700
$2,650
$2,600
$2,550
$2,500
$2,450
$2,400
$2,350
$2,300
$53.1
$2,429.6
$12.8
$37.5
$2,528.4
$10.1
$2,662.4
$21.1
$15.1
$9.6
$2,498.2
$19.6
$21.2
$13.5
$2,572.7
$7.4
$6.8
2022
2023
2024
2025
2026
Compensation Actually Paid to PEO (former)
Compensation Actually Paid to PEO (current)
Average Compensation Actually Paid to Non-PEO NEOs
Net Income

The primary driver of CAP is TSR. CAP is also influenced to a lesser extent by the other Company selected financial performance measures, but more as a function of their impact on TSR.

For FY22 and fiscal year 2023 (“FY23”), NEO CAP is significantly higher, as it was tied to the substantial increase in the Company’s stock price reflected in the TSR calculation for the year, along with the increase in Net Income and Economic Profit for the year. FY24 saw an increase in the Company’s stock price offset by the transition in CEO given the different compensation packages. FY25 saw an additional increase in the Company’s stock price with a full year grant for the CEO increasing the CAP value. FY26 saw a decrease in Company’s stock price decreasing the CAP value. See “Compensation Discussion and Analysis” above for additional information regarding our FY26 NEO compensation.

Below, in an unranked order, are the most important financial performance measures used to link executive compensation actually paid to the Company’s NEOs to the Company’s performance for FY26, as further described in our CD&A within the sections titled “Annual Incentive Plan” and “Long-term Incentive Plan.”

Most Important Financial Performance Measures: Economic Profit; Return on Invested Capital; Adjusted Earnings Before Interest and Taxes; and Stock Price.

SHARE OWNERSHIP INFORMATION

Beneficial Ownership Tables

As of October 19, 2026, we had 16,094,341 shares of common stock outstanding. The tables below set forth certain information regarding the beneficial ownership of our common stock, as determined in accordance with SEC rules, as of October 19, 2026. Under these rules, beneficial ownership includes any shares as to which such individual or group has sole or shared voting power or investment power and includes any shares of common stock which such individual or group has the right to acquire beneficial ownership within 60 days of the specified date. Such additional shares that may be acquired are only deemed to be outstanding when calculating the percentage ownership of such individual or group, but are not included when computing the percentage ownership of any other individual or group below.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

This table shows the beneficial ownership of common stock by each director, each named executive officer and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

Name of Beneficial Owner	Shares	Deferred Stock Units (1)	Option Awards (2)	Restricted Stock Units (3)	Total (#)	Ownership Percentage
Michael A. George	145	—	—	508	653	*
Linda A. Goodspeed	—	—	—	2,987	2,987	*
Earl G. Graves, Jr.	18	3,417	—	4,818	8,253	*
Brian P. Hannasch	909	—	—	310	1,220	*
Gale V. King	—	—	—	1,336	1,336	*
Claire R. McDonough	—	—	—	143	143	*
George R. Mrkonic, Jr.	—	1,405	—	3,228	4,633	*
William C. Rhodes, III (4)	12,385	—	71,300	156	83,841	*
Jill A. Soltau	—	—	—	1,254	1,254	*
Constantino Spas	45	—	—	87	132	*
Philip B. Daniele, III (5)	2,281	—	37,301	—	39,582	*
Jamere Jackson	496	—	25,005	—	25,501	*
Thomas B. Newbern	3,193	—	33,613	—	36,806	*
Eric S. Gould	908	—	19,806	—	20,714	*
Kenneth E. Jaycox, Jr.	16	—	4,481	—	4,497	*
All current directors and executive officers as a group (25) persons	**23,089**	**4,822**	**253,531**	**14,828**	**296,271**	**1.8%**

* Less than 1%.

(1) Includes shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(2) Includes shares that may be acquired upon exercise of stock options either immediately or within sixty (60) days of October 19, 2026.

(3) Includes fully-vested Restricted Stock Units that may be settled within sixty (60) days, one or five years after grant date or, termination of service as a director.

(4) Includes 176 shares held as trustee of a trust for Mr. Rhodes' son, 177 shares held as trustee of a trust for Mr. Rhodes' daughter, 476 shares held as trustee of trusts for Mr. Rhodes' nieces and nephews, 50 shares held as co-trustee of a trust for one of Mr. Rhodes' siblings and 1,936 shares owned by a trust for Mr. Rhodes' family in which his wife is trustee. Also includes 4,436 shares held by a charitable foundation for which Mr. Rhodes is president and a director and for which he shares investment and voting power.

(5) Includes 1,948 shares held in a trust wherein Mr. Daniele is trustee, and members of his immediate family are the sole beneficiaries of the trust. Mr. Daniele remains the beneficial owner of the securities held by the trust.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage [(1)]
BlackRock, Inc. [(2)] 50 Hudson Yards New York, NY 10001	1,273,656	7.91%
Vanguard Capital Management LLC [(3)] 100 Vanguard Blvd. Malvern, PA 19355	1,241,699	7.72%
J.P. Morgan Chase & Co[(4)] 270 Park Avenue New York, NY 10017	1,235,814	7.68%

(1) The ownership percentages are calculated based on the number of shares of AutoZone common stock outstanding as of October 19, 2026.

(2) Amounts reported in the table are based on information contained in a Schedule 13G/A filed by BlackRock, Inc. (“BlackRock”) on January 26, 2024; as of December 31, 2023, BlackRock beneficially owned 1,273,656 shares of common stock, including (a) 1,141,373 shares over which it had sole voting power and (b) 1,273,656 shares over which it had sole dispositive power.

(3) Amounts reported in the table are based on information contained in a Schedule 13G filed by Vanguard Capital Management LLC (“Vanguard”) on April 29, 2026; as of March 31, 2026, Vanguard beneficially owned 1,241,699 shares of common stock, including (a) 164, 975 shares over which it had sole voting power and (b) 1,241,699 shares over which it had sole dispositive power.

(4) Amounts reported in the table are based on information contained in a Schedule 13G/A filed by J.P. Morgan Chase & Co. (“J.P. Morgan”) on July 27, 2026; as of June 30, 2026, J.P. Morgan beneficially owned 1,235,814 shares of common stock, including (a) 1,094,668 shares over which it had sole voting power, (b) 12,794 shares over which it had shared voting power, (c) 1,234,081 shares over which it had sole dispositive power and (d) 1,700 shares over which it had shared dispositive power.

DELINQUENT SECTION 16(A) REPORTS

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the SEC and the NYSE relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, based solely on our records and certain written representations received from our executive officers and directors, during the fiscal year ended August 29, 2026, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner, except for a Form 4 filed on February 27, 2026 for George R. Mrkonic Jr. resulting from an administrative error. Copies of the insider trading reports can be found on the Investor Relations page of the AutoZone website at www.autozone.com.

Equity Compensation Plans

The following table sets forth certain information as of August 29, 2026, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (c)
Equity compensation plans approved by security holders (1)	889,893	$ 2,138.76	1,477,932
Equity compensation plans not approved by security holders (2)	438	74.21	—
Total	**890,331**	**$ 2,137.75**	**1,477,932**

(1) Consists of the Amended 2011 Equity Plan, 2020 Omnibus Incentive Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan and the 2003 Director Compensation Plan. Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of outstanding restricted stock units, stock appreciation rights and deferred shares under each of the foregoing plans. Restricted stock units and deferred shares are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, they have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares available for issuance pursuant to the 2020 Omnibus Incentive Plan, the Employee Stock Purchase Plan and the Executive Stock Purchase Plan.

(2) Consists of the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, which was approved by the Board but was not submitted for approval by the shareholders as then permitted under the rules of the NYSE. This plan was terminated in December 2002. Any outstanding awards consist of stock appreciation rights that may be converted into shares immediately upon termination as a director.

GENERAL INFORMATION

Attending and Voting Information

During the Annual Meeting, the Company intends to answer questions that are pertinent to the Company and the official business of the Annual Meeting, subject to time constraints.

ANNUAL MEETING LOCATION. The Annual Meeting will be held at the J. R. Hyde III Store Support Center located at 123 S. Front St, Memphis, Tennessee 38103. You are encouraged to arrive early to allow sufficient time to secure parking and complete admission verification procedures.

ATTENDING THE ANNUAL MEETING. Only stockholders of record at the close of business on October 19, 2026, the Record Date, or holders of a validly issued proxy, are entitled to attend and vote at the Annual Meeting. To be admitted, you must present a government-issued photo identification, such as a driver's license, state-issued ID card or passport, and proof of share ownership as of the Record Date. To prove ownership, stockholders of record will be verified against our list of registered stockholders, and beneficial stockholders, those who own their shares through an intermediary such as a bank or broker or other nominee, must show: an account statement showing their share ownership as of the Record Date; a copy of the voting instruction form or a valid legal proxy from the broker, trustee, bank or nominee holding the shares; a letter from a broker, trustee, bank or nominee holding the shares confirming the beneficial owner's ownership as of the Record Date; or other similar evidence of ownership. **We reserve the right to deny admittance to anyone who does not comply with these requirements as determined in our sole discretion.** If you hold shares in a joint account, both owners can be admitted to the meeting if proof of joint ownership is provided and you both provide identification.

ASKING QUESTIONS. As time permits and in accordance with our meeting procedures, we intend to answer all questions that are pertinent to the Company and to the items on which stockowners will vote during the 2026 Annual Meeting. Questions that are not pertinent to meeting matters will not be answered.

LIVE WEBCAST. A live, audio-only webcast and audio recording of the Annual Meeting will be available on the Investor Relations page of our website at www.autozone.com for stockholders and interested guests.

HOW TO VOTE. The only class of stock that can be voted at the Annual Meeting is our common stock, which is the only class of stock of AutoZone that is issued and outstanding. Each share of common stock is entitled to one vote on all matters that come before the Annual Meeting. At the close of business on the Record Date, we had 16,094,341 shares of common stock outstanding.

Prior to the Meeting: If you are a stockholder of record as of the record date, you can vote by telephone, on the Internet or by mail. We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.

On the Internet:

You may vote on the Internet by following the instructions on the Notice or proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

By Telephone:

You may vote by telephone by following the instructions on the Notice or proxy card. If you submit your vote by telephone, you do not have to mail in your proxy card.

By Mail:

If you received printed proxy materials, you may vote by properly completing and signing the enclosed proxy card and returning it in the enclosed envelope.

If your shares are held in a brokerage account, bank, trust or another nominee as custodian, you are considered the "beneficial owner" of shares and will receive materials and voting instructions directly from your broker, bank, trustee or other nominee.

During the Meeting: You may vote your shares in-person at the annual meeting. See above for important information regarding attendance and admission requirements. Even if you plan to attend the meeting, we recommend that you vote in advance so that your vote will be counted if you later decide not to attend the meeting or fail to comply with the stated admission requirements.

Multiple Notices and Voting Forms: If you hold shares in different formats (e.g. both as a "record holder" and a "beneficial owner") or in multiple brokerage accounts, you will receive multiple notices or voting instruction forms. Please vote the shares represented by each notice, proxy card and/or voting instruction form you receive to ensure that all your shares are voted.

HOW VOTES ARE COUNTED. Your shares will be voted as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted **FOR** our nominees for director, **FOR** Ernst & Young LLP as independent registered public accounting firm, **FOR** the advisory vote on executive compensation, **FOR** approval of our Ninth Amended and Restated Employee Stock Purchase Plan, **FOR** approval of our Seventh Amended and Restated Executive Stock Purchase Plan and in the proxies' discretion on any other matter that may properly be brought before the Annual Meeting or any adjournment of the Annual Meeting. The votes will be tabulated and certified by our transfer agent, Computershare Inc. A representative of Computershare will serve as the inspector of election.

HOW TO CHANGE YOUR VOTE. You may revoke your proxy at any time before it is voted at the Annual Meeting by giving written notice to our Corporate Secretary that you have revoked the proxy, providing a valid later-dated proxy, providing a later-dated vote by telephone or Internet or by voting in person at the Annual Meeting. Any written notice should be sent to the Corporate Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103 and received no later than 5:00 p.m. Central Time on December 15, 2026. If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record and following the instructions they've provided.

QUORUM REQUIREMENTS. Holders of a majority of the shares of the voting power of the Company's common stock must be present in person or by proxy in order for a quorum to be present. Shares abstaining from voting and shares as to which a broker non-vote occurs are considered present for purposes of determining whether a quorum exists. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Annual Meeting, until a quorum is present or represented. Any business which could have been transacted at the Annual Meeting as originally scheduled can be conducted at the adjourned meeting.

BROKER NON-VOTES. Broker non-votes occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the beneficial owner of the shares and the firm does not have the authority to vote the shares in its discretion.

MATTERS TO BE VOTED UPON. At the Annual Meeting, shareholders will be asked to vote on the following proposals:

Proposals	Board Recommendation	Voting Approval Standard	Abstentions	Broker Non-Votes
1. Election of 10 directors	**FOR**	More votes For than Against	No effect	No effect
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2027 fiscal year	**FOR**	More votes For than Against	No effect	No effect
3. Approval of an advisory vote on the compensation of our named executive officers.	**FOR**	More votes For than Against	No effect	No effect
4. Approval of AutoZone's Ninth Amended and Restated Employee Stock Purchase Plan	**FOR**	More votes For than Against	No effect	No effect
5. Approval of AutoZone's Seventh Amended and Restated Executive Stock Purchase Plan	**FOR**	More votes For than Against	No effect	No effect

Stockholders also will transact any other business that may be properly brought before the Annual Meeting.

ANNUAL REPORT. A copy of our FY26 Form 10-K has been posted online, along with this Proxy Statement, each of which is accessible by following the instructions in the Notice. The FY26 Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting materials. We filed our FY26 Form 10-K with the SEC on October 26, 2026 and will mail, without charge, a copy of such report, without exhibits to those who make a written request to our Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

REVIEWING PROXY MATERIALS ONLINE. The rules of the SEC allow us to furnish proxy materials to our stockholders on the Internet. We are pleased to take advantage of these rules and believe that they enable us to provide our stockholders with the information that they need, while lowering the cost of delivery and reducing the environmental impact of our Annual Meeting. Accordingly, this Proxy Statement and our annual report to security holders are available on our website on the Investor Relations page of our website at www.autozone.com. Additionally, you may access our proxy materials at www.envisionreports.com/AZO.

REQUESTING A PRINTED COPY OF PROXY MATERIALS. If you received a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. The Notice will instruct you as to how you may obtain a printed copy of our proxy materials at no charge. All requests for printed copies of proxy materials must be received by December 9, 2026.

COSTS OF SOLICITATION. AutoZone will pay all expenses incurred in this proxy solicitation. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

The 2027 Annual Meeting

Stockholder proposals and director nominations for consideration at the 2027 Annual Meeting of Stockholders (the “2027 Annual Meeting”) must be submitted in writing and mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198. The information provided below is a summary. Additional detail as to requirements and other related matters can be found in our By-Laws and/or certain rules adopted by the SEC, as applicable.

Stockholder Proposals for Inclusion in Proxy Statement. In order to propose an item of business to be considered for inclusion in our proxy materials relating to the 2027 Annual Meeting, eligible stockholders must submit proposals that comply with Rule 14a-8 under the Exchange Act. Such proposal must be received by our Corporate Secretary by June 29, 2027.

Director Nominations for Inclusion in the Proxy Statement. In order to nominate a director candidate for inclusion in our proxy statement relating to the 2027 Annual Meeting, a stockholder or group of stockholders must comply with the “proxy access” provision set forth in Article II, Section 10 of AutoZone’s By-Laws. This section provides that an individual eligible stockholder, or group of up to 20 eligible stockholders, must own 3% or more of AutoZone’s outstanding common stock continuously for at least the previous three years, and may nominate up to the greater of two individuals or 20% of the Board for inclusion in our proxy statement. Requests to include stockholder-nominated director candidates in our 2027 Proxy Statement must be received by our Corporate Secretary not earlier than August 18, 2027, and not later than September 17, 2026. The nominating stockholder(s) must provide certain information and meet the other specific requirements of our By-Laws, and each nominee must meet the qualifications required by our By-Laws.

Business Not for Inclusion in the Proxy Statement. In accordance with Article II, Section 2 of AutoZone’s By-Laws, stockholder proposals received after August 18, 2027, but before September 17, 2027, may be presented at the Annual Meeting, but will not be included in the Proxy Statement. Any stockholder proposal received on or after September 17, 2027, will not be eligible to be presented for a vote to the stockholders in accordance with our By-Laws.

Universal Proxy Rules for Director Nominations

In addition to satisfying the foregoing requirements under AutoZone’s By-laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than AutoZone’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act. Such notice must be postmarked or transmitted electronically no later than October 17, 2027.

Proxy

AUTOZONE, INC.

NINTH AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN

AUTOZONE, INC., a corporation organized under the laws of the State of Delaware, by resolution of its Board of Directors on March 29, 1991, adopted the Employee Stock Purchase Plan (the "Plan"). The Plan was approved by the stockholders of the Company on March 29, 1991, and later amended on June 18, 1991. The Plan was amended by the Board of Directors on June 18, 1991, to conform the Plan to amendments to the regulations related to the Securities Exchange Act of 1934, as amended. On December 21, 1991, the Plan was assumed by AutoZone, Inc., a Nevada corporation, after its reincorporation. The Plan was amended by the Board of Directors on March 2, 1996, and October 21, 1996, to extend the expiration date of the Plan. On October 21, 1997, the Compensation Committee adopted the Amended and Restated Employee Stock Purchase Plan, which was approved by the stockholders of the Company on December 18, 1997. On October 19, 1999, the Compensation Committee adopted the Second Amended and Restated Employee Stock Purchase Plan to prohibit sales of shares purchased under the Plan for at least one year after the exercise of an option under the Plan. On December 12, 2002, the Board of Directors extended the termination date of the Plan to December 31, 2007. On September 26, 2007, the Board of Directors amended the Plan to extend the termination date of the Plan to December 31, 2017, and to make certain other desired changes. On December 15, 2009, the Compensation Committee adopted, and the Board of Directors approved, an amendment to the Plan to establish a maximum number of shares that can be purchased by a Participant during each Option Period. On September 28, 2010, the Compensation Committee adopted, and the Board of Directors approved, an amendment to the Plan to provide for the purchase of fractional shares. On December 20, 2017, the Board of Directors extended the termination date of the Plan to December 31, 2027. On March 21, 2021, the Compensation Committee adopted, and the Board of Directors approved, an amendment to the Plan to provide for book-entry delivery of shares and adopt other administrative changes. The Plan is hereby amended and restated as set forth herein.

The purposes of the Plan are as follows:

(1) To assist employees of the Company or of a Parent or Subsidiary of the Company in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended.

(2) To help employees provide for their future security and to encourage them to remain in the employment of the Company or of a Parent or Subsidiary of the Company.

1. DEFINITIONS

Whenever any of the following terms are used in the Plan with the first letter or letters capitalized, they shall have the meaning specified below unless the context clearly indicates to the contrary. The masculine pronoun shall include the feminine and neuter and the singular shall include the plural where the context so indicates:

(a) "Board" shall mean the Board of Directors of the Company.

(b) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(c) "Committee" shall mean the Compensation Committee of the Board appointed to administer the Plan pursuant to paragraph 12.

(d) "Company" shall mean AutoZone, Inc., a Nevada corporation.

(e) "Date of Exercise" shall mean with respect to any Option (i) the March 31 of the Plan Year in which the Option was granted (in the case of an Option granted on January 1), (ii) the June 30 of the Plan Year in which the Option was granted (in the case of an Option granted on April 1), (iii) the September 30 of the Plan Year in which the Option was granted (in the case of an Option granted on July 1), (iv) the December 31 of the Plan Year in which the Option was granted (in the case of an Option granted on October 1) or (v) such other day, as may be determined by the Committee, of the Plan Year in which the Option was granted.

(f) "Date of Grant" shall mean the date upon which an Option is granted, as set forth in paragraph 3(a).

(g) "Determination Date" shall have the meaning provided in paragraph 4(c)(iii) below.

(h) Reserved.

(i) "Eligible Compensation" shall mean with respect to each Participant for each pay period, all regular straight time gross earnings paid to such Participant by the Company or a Designated Subsidiary. Except as otherwise determined by the Committee, "Compensation" shall include base wages, commissions, overtime and short-term cash incentive compensation. The Committee, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Eligible Compensation.

(j) "Eligible Employee" shall mean an employee of the Company and those of any present or future Parent or Subsidiary of the Company incorporated under the laws of a state of the United States of America (i) who has completed six months of employment; and (ii) who does not, immediately after the Option is granted, own stock (as defined by Sections 423(b)(3) and 424(d) of the Code) possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of a Parent or Subsidiary of the Company.

(k) Reserved.

(l) "Option" shall mean an option granted under the Plan to an Eligible Employee to purchase shares of the Company's Stock.

(m) "Option Period" shall mean with respect to any Option the period beginning upon the Date of Grant and ending upon the Date of Exercise.

(n) "Option Price" has the meaning set forth in paragraph 4(b).

(o) "Parent of the Company" shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the granting of the Option each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(p) "Participant" shall mean an Eligible Employee who has complied with the provisions of paragraph 3(b).

(q) "Payout Date" shall have the meaning provided in paragraph 4(c)(iii) below.

(r) "Plan" shall mean the AutoZone, Inc. Ninth Amended and Restated Employee Stock Purchase Plan, as may be amended from time to time.

(s) "Plan Year" shall mean the calendar year beginning on January 1 and ending on December 31.

(t) "Stock" shall mean the Company's common stock.

(u) "Subsidiary of the Company" shall mean any corporation other than the Company in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2. STOCK SUBJECT TO THE PLAN

Subject to the provisions of paragraph 9 (relating to adjustment upon changes in the Stock), the Stock which may be sold pursuant to options granted under the Plan shall not exceed in the aggregate 100,000 shares and may be unissued shares or reacquired shares or shares bought on the market for purposes of the Plan. All 100,000 shares of Stock reserved under this Plan are shares that remained reserved and unissued under the prior version of this Plan, the AutoZone Inc. Eighth Amended and Restated Employee Stock Purchase Plan, as of the effective date of this Plan.

Proxy

3. GRANT OF OPTIONS

(a) General Statement. Following the effective date of the Plan and continuing while the Plan remains in force, the Company may offer Options under the Plan to all Eligible Employees. These Options may be granted four times each Plan Year on the January 1, the April 1, the July 1, or the October 1 of each Plan Year, or on such other days as may be determined by the Committee. The term of each Option shall be for three months and shall end on the March 31 (with respect to a January 1 Date of Grant), the June 30 (with respect to an April 1 Date of Grant), the September 30 (with respect to a July 1 Date of Grant), or the December 31 (with respect to an October 1 Date of Grant) of the Plan Year in which the Option is granted or for such other term or Date of Exercise as may be determined by the Committee. The number of shares of the Stock (including fractional shares of Stock) subject to each Option shall be the quotient of (i) the aggregate payroll deductions authorized by each Participant in accordance with subparagraph (b) for the Option Period divided by (ii) the Option Price of a share of the Stock. The maximum number of shares of Stock subject to each Option that a Participant may purchase during each Option Period is 1,000, subject to periodic adjustments in the event of certain changes in the Company's capitalization, as described in paragraph 9.

(b) Election To Participate; Payroll Deduction Authorization. An Eligible Employee may participate in the Plan only by payroll deduction. Each Eligible Employee who elects to participate in the Plan shall deliver to the Company during the calendar month next preceding either a January 1 Date of Grant, an April 1 Date of Grant, a July 1 Date of Grant, or an October 1 Date of Grant, or on such other days as may be determined by the Committee, a properly completed enrollment agreement, in the form and manner specified by the Company, whereby the Eligible Employee gives notice of the election to participate in the Plan as of the next following Date of Grant, and which shall designate a stated dollar amount of Eligible Compensation to be withheld on each payday. The stated dollar amount shall be in $1.00 increments, may not be less than $1.00 for Participants subject to biweekly pay periods or weekly pay periods and may not exceed 20% of the applicable Participant's Eligible Compensation. Notwithstanding the foregoing, the maximum cumulative amount an Eligible Employee may have withheld for use under the Plan during any one Plan Year may not in any event exceed $20,000. Eligible Employees may be required to take additional steps to enroll in the Plan if necessary to comply with applicable law or as may be determined by the Committee.

(c) Changes in Payroll Authorization. The payroll deduction authorization referred to in subparagraph (b) may only be changed during the enrollment period described in subparagraph (b) and may not be changed during the Option Period, except as provided in paragraph 5.

(d) $25,000 Limitation. Notwithstanding anything to the contrary contained herein, no Participant shall be permitted to purchase shares of Stock under the Plan or under any other employee stock purchase plan of the Company or of a Parent or Subsidiary of the Company which is intended to qualify under Section 423 of the Code, at a rate which exceeds $25,000 in fair market value of the shares of Stock (determined at the time the option is granted) for each calendar year in which any such option granted to such Participant is outstanding at any time.

4. EXERCISE OF OPTIONS

(a) General Statement. Each Participant automatically will be deemed to have exercised the Option on each Date of Exercise to the extent that the balance then in the Participant's account under the Plan is sufficient to purchase at the Option Price shares of the Stock (including fractional shares of Stock) subject to the Option.

(b) Option Price Defined. The option price per share of the Stock (the "Option Price") to be paid by each Participant on each exercise of the Option shall be an amount equal to the lesser of (y) 85% of the fair market value of a share of Stock on the Date of Grant or (z) 85% of the fair market value of a share of Stock on the Date of Exercise. The fair market value of a share of Stock as of a given date shall be: (i) the closing price of a share of Stock on the principal exchange on which the Stock is then trading, if any, on such date, or, if the Stock was not traded on such date, then on the next preceding trading day during which a sale occurred; or (ii) if such Stock is not traded on an exchange but is quoted on NASDAQ or a successor quotation system, (1) the last sales price (if the Stock is then listed as a National Market Issue under the NASD National Market System) or (2) the mean between the closing representative bid and asked prices (in all other cases) for the Stock on such date as reported by NASDAQ or such successor quotation system; or (iii) if such Stock is not publicly traded on an exchange and not quoted on NASDAQ or a successor quotation system, the mean between the closing bid and asked prices for the Stock on such date as determined in good faith by the Committee; or (iv) if the Stock is not publicly traded, the fair market value established by the Committee acting in good faith.

(c) Share Issuances. As soon as reasonably practicable after each Date of Exercise on which a purchase of shares of Stock occurs, the Company will arrange for the delivery to each Participant the shares purchased upon exercise of his or her Option in a form determined by the Committee (in its sole discretion) and pursuant to rules established by the Committee. The Company may permit or require that shares be deposited directly with a broker designated by the Company or to a designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares be retained with such broker or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any Option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this paragraph 4(c).

(d) Restriction on Sale of Stock. For all Options exercised under the Plan, a Participant shall not sell any shares of Stock purchased under the Plan until after the first to occur of: (1) the first anniversary of the Option exercise date, or (2) the Participant's termination of employment

5. WITHDRAWAL FROM THE PLAN

(a) General Statement. Any Participant may withdraw from the Plan at any time. A Participant who wishes to withdraw from the Plan must deliver to the Company a notice of withdrawal in in the form and manner specified by the Company. The Company, as soon as practicable following receipt of a Participant's notice of withdrawal, will refund to the Participant the amount of the balance in the account under the Plan (including, but not limited to, any balance that is sufficient only to purchase fractional shares of Stock). Upon receipt of a Participant's notice of withdrawal from the Plan, automatically and without any further action by the Participant, the payroll deduction authorization, any interest in the Plan, and any Option under the Plan shall terminate.

(b) Participation Following Withdrawal. A Participant who withdraws from the Plan may participate again in the Plan on the next January 1, April 1, July 1, or October 1 immediately following the date of withdrawal, or on such other days as may be determined by the Committee, provided that the Eligible Employee properly elects to participate in accordance with paragraph 3(b).

(c) Stock Subject to Plan. Notwithstanding a Participant's withdrawal from the Plan, any Stock acquired under the Plan shall remain subject to the terms of the Plan.

6. TERMINATION OF EMPLOYMENT

(a) Termination of Employment Other Than By Retirement or Death. If the employment of a Participant terminates other than by retirement or death, participation in the Plan automatically shall terminate as of the date of the termination of employment. As soon as practicable after such a Participant's termination of employment, the Company will refund the amount of the balance in that account under the Plan. Upon a Participant's termination of employment, any interest in the Plan and any Option under the Plan shall terminate.

(b) Termination by Retirement. A Participant who retires on a normal retirement date, or earlier or later with the consent of the Company, may by written notice to the Company request payment in cash or cash equivalent of the balance in the Participant's account under the Plan, in which event the Company shall make such payment without any interest thereon as soon as practicable after receiving such notice. Upon receipt of such notice, the Participant's interest in the Plan and any Option under the Plan shall terminate. If the Company does not receive such notice prior to the next Date of Exercise, such Participant's Option shall be deemed to have been exercised on such Date of Exercise.

(c) Termination By Death. If the employment of a Participant is terminated by Participant's death, the executor of the Participant's will or the administrator of the Participant's estate by written notice to the Company may request payment in cash or cash equivalent of the balance in the Participant's account under the Plan, in which event the Company shall make such payment without any interest thereon as soon as practicable after receiving such notice. Upon receipt of such notice, the Participant's interest in the Plan and any Option under the Plan shall terminate. If the Company does not receive such notice prior to the next Date of Exercise, such Participant's Option shall be deemed to have been exercised on such Date of Exercise.

7. RESTRICTION UPON ASSIGNMENT

No Option or interest or right therein or part thereof shall be liable for the debts, contracts or engagements of any Participant or any successor in interest, nor shall any Option be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and attempted disposition thereof shall be null and void and of no effect; provided, however, that nothing in this paragraph 7 shall prevent transfers by will or by the applicable laws of descent and distribution. Except as provided in paragraph 6(c), an Option may not be exercised to any extent except by the Participant. The Committee may require the Participant to give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Option within two years from the date of granting such Option or one year after the transfer of such shares to such Participant. The Committee may require that the certificates evidencing shares acquired by exercise of an Option refer to such requirement to give prompt notice of disposition.

8. NO RIGHTS OF STOCKHOLDER UNTIL OPTION IS EXERCISED

With respect to shares of the Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, an Option is exercised; provided, however, that a Participant shall only have the right to vote whole shares of Stock and shall not have such right with respect to fractional shares.

9. CHANGES IN THE STOCK; ADJUSTMENTS OF AN OPTION

Whenever any change is made in the Stock or to Options outstanding under the Plan, by reason of stock dividend or by reason of division, combination or reclassification of shares, appropriate action will be taken by the Committee to adjust accordingly the number of shares of the Stock subject to the Plan and the number and the Option Price of shares of the Stock subject to the Options outstanding under the Plan.

10. USE OF FUNDS; NO INTEREST PAID

All funds received or held by the Company under the Plan will be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest will be paid to any Participant or credited to any account under the Plan with respect to such funds.

11. AMENDMENT OF THE PLAN

The Committee may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that the provisions in paragraphs 1(e), 1(h), 3(a), 3(d), and 4(b) may not be amended more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder; and provided further, that approval by the vote of the holders of more than 50% of the outstanding shares of the Company’s Stock entitled to vote shall be required to amend the Plan (i) to increase the number of shares of Stock available under the Plan, (ii) to decrease the Option Price below a price computed in the manner stated in paragraph 4(b), (iii) to materially alter the requirements for eligibility to participate in the Plan, or (iv) to modify the Plan in a manner requiring stockholder approval under the Code or Securities Exchange Act of 1934 (“Exchange Act”).

12. ADMINISTRATION BY COMMITTEE; RULES AND REGULATIONS

(a) Administration. The Plan shall be administered by the Compensation Committee of the Board.

(b) Duties And Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and the Options and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Board shall have no right to exercise any of the rights or duties of the Committee under the Plan.

(c) Majority Rule. The Committee shall act by a majority of its members in office. The Committee may act either by vote at a meeting or by a memorandum or other written instrument signed by a majority of the Committee.

(d) Professional Assistance; Good Faith Actions. The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon all Participants, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Options, and all members of the Committee shall be fully protected by the Company in respect to any such action, determination or interpretation.

13. NO RIGHTS AS AN EMPLOYEE

Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or a Parent or Subsidiary of the Company or to affect the right of the Company or a Parent or Subsidiary of the Company to terminate the employment of any person (including any Eligible Employee or Participant) at any time with or without cause.

14. MERGER, ACQUISITION OR LIQUIDATION OF THE COMPANY

In the event of the merger or consolidation of the Company into another corporation, the acquisition by another corporation of all or substantially all of the Company’s assets or 80% or more of the Company’s then outstanding voting stock or the liquidation or dissolution of the Company, the Date of Exercise with respect to outstanding Options shall be the business day immediately preceding the effective date of such merger, consolidation, acquisition, liquidation or dissolution unless the Committee shall, in its sole discretion, provide for the assumption or substitution of such Options in manner complying with Section 424(a) of the Code.

15. TERM; APPROVAL BY STOCKHOLDERS

No Option may be granted during any period of suspension or after termination of the Plan, and in no event may any Option be granted under the Plan after December 31, 2036, unless extended by the Board of Directors of the Company. The Company shall take such actions with respect to the Plan as may be necessary to satisfy the requirements of Section 423 of the Code.

16. EFFECT UPON OTHER PLANS

The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or a Parent or Subsidiary of the Company. Nothing in this Plan shall be construed to limit the right of the Company or a Parent or Subsidiary of the Company (a) to establish any other forms of incentives or compensation for employees of the Company or a Parent or Subsidiary of the Company or (b) to grant or assume options otherwise than under this Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

17. RULE 16b-3 RESTRICTIONS UPON DISPOSITIONS OF STOCK

The Plan is intended to conform to the extent necessary with all provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including, without limitation, Rule 16b-3. Notwithstanding anything herein to the contrary, the Plan shall be administered, and Options shall be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and Options granted hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

18. NOTICES

Any notice to be given under the terms of the Plan to the Company shall be addressed to the Company in care of its Secretary or any designee and any notice to be given to a Participant shall be addressed to Participant's last address as reflected in the Company's records and may be given either in writing or via electronic communication to the extent permitted by law. By a notice given pursuant to this paragraph, either party may hereafter designate a different address for notices to be given. Any notice which is required to be given to a Participant shall, if the Participant is then deceased, be given to the Participant's personal representative if such representative has previously informed the Company of the representative status and address by notice under this paragraph. Any notice shall have been deemed duly given when received by the Company or when sent to a Participant by the Company to Participant's last known mailing address or delivered to an electronic mailbox accessible by Participant as permitted by law.

19. TITLES

Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

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Proxy

AUTOZONE, INC.

SEVENTH AMENDED AND RESTATED
EXECUTIVE STOCK PURCHASE PLAN

AUTOZONE, INC., a Nevada corporation, by resolution of its Board of Directors on October 2, 2001, adopted the AutoZone, Inc. Executive Stock Purchase Plan (the “Plan”), subject to the approval of the Plan by the stockholders of the Company as provided in the Plan. The Plan was approved by the stockholders on December 13, 2001. The Plan was subsequently Amended and Restated by the Board’s Compensation Committee, acting pursuant to authority provided in the Plan, on July 11, 2002, December 10, 2003 and December 14, 2005. On September 26, 2006, the Board’s Compensation Committee adopted a further Amendment and Restatement of the Plan, subject to the approval by the stockholders of the Company to extend the term of the Plan until September 25, 2016. The Plan as so amended was approved by the stockholders on December 13, 2006. The Plan was subsequently Amended and Restated by the Compensation Committee, effective as of July 1, 2012. On September 21, 2016, the Board’s Compensation Committee adopted a further Amendment and Restatement of the Plan, subject to the approval by the stockholder of the Company to extend the term of the Plan through January 1, 2026. The Plan as so amended was approved by the stockholders on December 14, 2026. The Board’s Compensation Committee desires to further amend and restate the Plan at set forth herein, effective [date], subject to the approval by the stockholders of the Company.

The purposes of the Plan are as follows:

(1) To assist selected employees of the Company or of a Parent or Subsidiary of the Company in acquiring a stock ownership interest in the Company above the maximum amount of stock ownership interest allowable pursuant to the AutoZone, Inc. Ninth Amended and Restated Employee Stock Purchase Plan (the “ESPP”), or any successor thereto. The Plan is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended.

(2) To help selected employees provide for their future security and to encourage them to remain in the employment of the Company or a Parent or Subsidiary of the Company.

1. DEFINITIONS

Whenever any of the following terms are used in the Plan with the first letter or letters capitalized, they shall have the meaning specified below unless the context clearly indicates to the contrary. The masculine pronoun shall include the feminine and neuter and the singular shall include the plural where the context so indicates:

(a) “Board” shall mean the Board of Directors of the Company.

(b) “Cause” shall mean the willful engagement by the employee in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise, as determined by the Committee. For this purpose, no act or failure to act by the Participant shall be considered “willful” unless done, or omitted to be done, by the Participant not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

(c) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(d) “Committee” shall mean the Compensation Committee of the Board appointed to administer the Plan pursuant to paragraph 12.

(e) “Company” shall mean AutoZone, Inc., a Nevada corporation.

(f) “Date of Exercise” shall mean, with respect to any Option, (i) the March 31 of the Plan Year in which the Option was granted (in the case of an Option granted on January 1), (ii) the June 30 of the Plan Year in which the Option was granted (in the case of an Option granted on April 1), (iii) the September 30 of the Plan Year in which the Option was granted (in the case of an Option granted on July 1), or (iv) the December 31 of the Plan Year in which the Option was granted (in the case of an Option granted on October 1).

(g) “Date of Grant” shall mean the date upon which an Option is granted, as set forth in subparagraph 3(a).

Proxy

(h) “Disability” shall mean, unless otherwise defined in an applicable contractual agreement between the Participant and the Company, a determination by the Company that the Participant is “totally disabled,” within its meaning in the Company’s long term disability plan as in effect from time to time.

(i) “Eligible Compensation” shall mean, with respect to a Plan Year (i) the Eligible Employee’s compensation for the fiscal year of the Company ending most recently before an election is made by the Eligible Employee to participate in the Plan, based on the base salary paid to the Eligible Employee during such fiscal year plus any annual incentive compensation paid (or accrued) for such fiscal year as of the date of the election to participate, if the Eligible Employee was employed by the Company for the full preceding fiscal year, or (ii) otherwise, the Eligible Employee’s annualized current base salary rate plus any annual incentive compensation accrued for the current fiscal year as of the date of the election to participate. The Committee, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Eligible Compensation.

(j) “Eligible Employee” shall mean any United States of America based officer of the Company, which includes Vice-Presidents and above.

(k) “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

(l) “Fair Market Value” shall mean: (i) the closing price of the Stock on the principal exchange on which the Stock is then trading, if any, on such date, or, if the Stock was not traded on such date, then on the next preceding trading day during which a sale occurred; or (ii) if such Stock is not traded on an exchange but is quoted on NASDAQ or a successor quotation system, (A) the last sales price (if the Stock is then listed as a National Market Issue under the NASD National Market System) or (B) the mean between the closing representative bid and asked prices (in all other cases) for the Stock on such date as reported by NASDAQ or such successor quotation system; or (iii) if such Stock is not publicly traded on an exchange and not quoted on NASDAQ or a successor quotation system, the mean between the closing bid and asked prices for the Stock on such date as determined in good faith by the Committee; or (iv) if the Stock is not publicly traded, the fair market value established by the Committee acting in good faith.

(m) “Form” shall mean either a paper form or a form on electronic media, prepared by the Company.

(n) “Option” shall mean an option granted under the Plan to an Eligible Employee to purchase shares of the Company’s Stock.

(o) “Option Period” shall mean with respect to any Option the period beginning upon the Date of Grant and ending upon the Date of Exercise.

(p) “Option Price” has the meaning set forth in subparagraph 4(b).

(q) “Parent of the Company” shall mean any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the granting of the Option each of the corporations other than the Company owns stock possessing more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(r) “Participant” shall mean an Eligible Employee who has complied with the provisions of subparagraph 3(b).

(s) “Plan” shall mean the AutoZone, Inc. Executive Stock Purchase Plan, as amended from time to time. The Plan is currently known as the AutoZone, Inc. Seventh Amended and Restated Executive Stock Purchase Plan.

(t) “Plan Year” shall mean the calendar year beginning on January 1 and ending on December 31.

(u) “Restricted Share Option” shall mean an Option for Restricted Shares.

(v) “Restricted Share Option Price” has the meaning set forth in subparagraph 4(b)(i).

(w) “Restricted Shares” has the meaning set forth in subparagraph 4(c)(i).

(x) “Securities Act” shall mean the Securities Act of 1933, as amended.

(y) “Stock” shall mean shares of the Company’s common stock.

(z) “Subsidiary of the Company” shall mean any corporation other than the Company in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Option, each of the corporations other than the last corporation in the unbroken chain owns stock possessing more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(aa) “Unvested Share Option” shall mean an Option for Unvested Shares.

(bb) “Unvested Share Option Price” has the meaning set forth in subparagraph 4(b)(ii).

(cc) “Unvested Shares” has the meaning set forth in subparagraph 4(c)(ii).

2. STOCK SUBJECT TO THE PLAN

Subject to the provisions of paragraph 9 (relating to adjustment upon changes in the Stock), the Stock which may be sold pursuant to options granted under the Plan shall not exceed in the aggregate 25,000 shares, and may be unissued shares or reacquired shares or shares bought on the market for purposes of the Plan.

3. GRANT OF OPTIONS

(a) General Statement. While the Plan remains in force, the Company may offer Options under the Plan to all Eligible Employees. These Options may be granted four times each Plan Year on the January 1, the April 1, the July 1, or the October 1 of each Plan Year, or on such other days as may be determined by the Committee. The term of each Option shall be for three months and shall end on the March 31 (with respect to a January 1 Date of Grant), the June 30 (with respect to an April 1 Date of Grant), the September 30 (with respect to a July 1 Date of Grant), or the December 31 (with respect to an October 1 Date of Grant) of the Plan Year in which the Option is granted or for such other term or Date of Exercise as may be determined by the Committee. The Options are granted in consideration of past and future services to the Company. Each Option shall consist of a Restricted Share Option granted together with an Unvested Share Option, and exercise of an Option may only occur by exercising both the Restricted Share Option and the Unvested Share Option together. The number of shares of Stock subject to each Restricted Share Option shall be the quotient of (i) the aggregate compensation deductions authorized by each Participant in accordance with subparagraph 3(b) for the Option Period divided by (ii) the Restricted Share Option Price and rounded down to the nearest whole share. The number of shares of the Stock subject to each Unvested Share Option shall be the quotient of the number of shares subject to the Restricted Share Option for the Option Period divided by 5.66667 and rounded to the nearest whole share.

(b) Election to Participate; Compensation Deduction Authorization. An Eligible Employee may participate in the Plan only by deductions from regular payroll or bonus payments, on an after-tax basis. For each Plan Year beginning after the Effective Date, Eligible Employees may make elections to participate in the Plan with respect to each Option Period. An election to participate may only be made by delivering to the Company, before the beginning of an Option Period (and by such earlier administrative deadline as the Company may impose), the properly completed Form whereby the Eligible Employee gives notice of the election to participate in the Plan as of the next following Date of Grant. Each such election shall designate a stated dollar amount, in $5.00 increments, to be withheld from regular paychecks and/or bonus payments, as elected by the Eligible Employee, on an after-tax basis. The stated dollar amount may not be less than $5.00 with respect to a payroll period election or a bonus payment election, and the aggregate amount permitted to be so elected and withheld during any Plan Year may not in any event exceed 25% of the Eligible Employee’s Eligible Compensation with respect to such Plan Year. Unless otherwise specified by an Eligible Employee in his or her election, the Eligible Employee’s election to participate in the Plan for an Option Period will automatically remain in effect for subsequent Option Periods until the Eligible Employee makes a subsequent election satisfying the requirements described in this subparagraph changing or terminating the election, or withdraws from participation as provided by subparagraph 5(b).

(c) Changes in Compensation Deduction Authorization. The compensation deduction authorization referred to in subparagraph 3(b) may be changed only with respect to a subsequent Option Period by making a new election as described in subparagraph 3(b), except to the extent otherwise provided in paragraph 5 below.

4. EXERCISE OF OPTIONS

(a) General Statement. Each Participant will be deemed to have exercised the Option on each Date of Exercise to the extent that the balance then in the Participant's account under the Plan is sufficient to purchase at the Option Price whole shares of the Stock subject to the Option. The excess balance, if any, in a Participant's account shall remain in the account and be available for the purchase of Stock on the following Date of Exercise.

(b) "Option Price" Defined. The option price per share of the Stock (the "Option Price") to be paid by each Participant on each exercise of an Option shall be as follows:

(i) The Option Price to be paid by each Participant on each exercise of a Restricted Share Option (the "Restricted Share Option Price") shall be an amount equal to 100% of the Fair Market Value of the Stock on the Date of Exercise.

(ii) The Option Price to be paid by each Participant on each exercise of an Unvested Share Option (the "Unvested Share Option Price") shall be zero.

(c) Delivery of Shares.

(i) For the number of shares of Stock which are purchased upon the exercise of a Restricted Share Option (the "Restricted Shares"), upon the first anniversary of the applicable Date of Exercise and upon proper completion and submission of the proper Form to the Company, the Company shall deliver to the Participant such number of shares. The Restricted Shares shall not be transferable or assignable by the Participant prior to such first anniversary of the Date of Exercise, provided, however, that upon a Participant's termination of employment with the Company prior to the first anniversary of the applicable Date of Exercise, upon the proper completion and submission of the proper Form to the Company, the Company shall deliver to such Participant (or Participant's estate) such Restricted Shares and such transfer and assignment restrictions shall lapse.

(ii) For the number of shares of Stock which are purchased upon the exercise of an Unvested Share Option (the "Unvested Shares"), subject to the Participant's continued employment with the Company except as provided below, on the first anniversary of the Date of Exercise and upon the proper completion and submission of the proper Form to the Company, the Company shall deliver to the Participant such number of shares. If a Participant experiences a termination of employment with the Company prior to the first anniversary of the Date of Exercise, except by reason of the Participant's death, Disability, or termination by the Company without Cause, the Unvested Shares shall be forfeited and the Participant shall have no further interest in the Unvested Shares. Upon a Participant's termination of employment with the Company by reason of the Participant's death, Disability, or termination by the Company without Cause, the Unvested Shares shall be vested and upon the proper completion and submission of the proper Form to the Company, the Company shall deliver to such Participant (or Participant's estate) the Unvested Shares.

(iii) In the event the Company is required to obtain from any commission or agency authority to issue any shares, the Company will seek to obtain such authority. The inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any Participant except to return the amount of the balance in the account in cash.

5. WITHDRAWAL FROM PLAN PARTICIPATION

(a) Withdrawal from Participation. A Participant may terminate his or her election to have compensation withheld under the Plan and to withdraw from participation effective with respect to any future Option Period by making an election satisfying the requirements described in subparagraph 3(b).

(b) Withdrawal from Participation During an Option Period. A Participant may elect, during an Option Period, to terminate his or her election to have compensation withheld under the Plan and to withdraw from such participation for the remainder of the then current Option Period by providing to the Company notice of such withdrawal, in such form as the Company may require. As soon as administratively practicable following receipt and acceptance of such notice, the Company will stop the Participant's compensation deductions under the Plan and refund to the Participant the amount of any balance in the Participant's account under the Plan.

(c) Participation Following Withdrawal. An Eligible Employee who has previously withdrawn from participation in the Plan may participate again on any January 1, April 1, July 1 or October 1 thereafter as provided in paragraph 3(b) above.

(d) Stock Subject to Plan. Notwithstanding a Participant's withdrawal from the Plan, any Stock acquired under the Plan shall remain subject to the terms of the Plan.

6. TERMINATION OF EMPLOYMENT

If a Participant experiences a termination of employment during an Option Period, the Participant's participation in the Plan shall automatically terminate as of the date of the termination of employment. As soon as practicable after such a Participant's termination of employment, the Company will refund the amount of the balance in that account under the Plan. Upon a Participant's termination of employment under this subparagraph 6, any Option held by such Participant under the Plan shall terminate.

7. RESTRICTION UPON ASSIGNMENT

No Option or interest or right therein or part thereof shall be liable for the debts, contracts or engagements of any Participant or any successor in interest, nor shall any Option be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means, whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and attempted disposition thereof shall be null and void and of no effect; provided, however, that nothing in this paragraph 7 shall prevent transfers by will or by the applicable laws of descent and distribution. Options may not be exercised to any extent except in accordance with the provisions of paragraphs 4 and 6 above.

8. NO RIGHTS OF STOCKHOLDER UNTIL OPTION IS EXERCISED

With respect to shares of the Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, an Option is exercised.

9. CHANGES IN THE STOCK; ADJUSTMENTS OF AN OPTION

Whenever any change is made in the Stock or to Options outstanding under the Plan, by reason of stock dividend or by reason of division, combination or reclassification of shares, appropriate action will be taken by the Committee to adjust accordingly the number of shares of the Stock subject to the Plan and the number and the Option Price of shares of the Stock subject to the Options outstanding under the Plan.

10. USE OF FUNDS; NO INTEREST PAID

All funds received or held by the Company under the Plan will be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest will be paid to any Participant or credited to any account under the Plan with respect to such funds.

11. AMENDMENT OF THE PLAN; APPROVAL BY STOCKHOLDERS

The Committee may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval by the vote of the holders of more than 50% of the shares of the Company's Stock present in person or by proxy and entitled to vote at a meeting shall be required to amend the Plan (i) to increase the number of shares of Stock available under the Plan, (ii) to decrease the Option Price below a price computed in the manner stated in subparagraph 4(b), (iii) to materially alter the requirements for eligibility to participate in the Plan, or (iv) to modify the Plan in a manner requiring stockholder approval under the Code or the Exchange Act.

12. ADMINISTRATION BY COMMITTEE; RULES AND REGULATIONS

(a) Administration. The Plan shall be administered by the Compensation Committee of the Board.

(b) Duties and Powers of Committee. It shall be the duty of the Committee to conduct the general administration of the Plan in accordance with its provisions. The Committee shall have the power to interpret the Plan and the Options and to adopt such rules for the administration, interpretation and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Board shall have no right to exercise any of the rights or duties of the Committee under the Plan.

(c) Majority Rule. The Committee shall act by a majority of its members in office. The Committee may act either by vote at a meeting or by a memorandum or other written instrument signed by a majority of the Committee.

(d) Professional Assistance; Good Faith Actions. The Committee may employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Committee, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and binding upon all Participants, the Company and all other interested persons. No member of the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Options, and all members of the Committee shall be fully protected by the Company in respect to any such action, determination or interpretation.

13. NO RIGHTS AS AN EMPLOYEE

Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or a Parent or Subsidiary of the Company or to affect the right of the Company or a Parent or Subsidiary of the Company to terminate or change the terms and conditions of the employment of any person (including any Eligible Employee or Participant) at any time with or without cause.

14. MERGER, ACQUISITION OR LIQUIDATION OF THE COMPANY

In the event of the merger or consolidation of the Company into another corporation, the acquisition by another corporation of all or substantially all of the Company’s assets or 80% or more of the Company’s then outstanding voting stock or the liquidation or dissolution of the Company, the Date of Exercise with respect to outstanding Options shall be the effective date of such merger, consolidation, acquisition, liquidation or dissolution unless the Committee shall, in its sole discretion, provide for the assumption or substitution of such Options.

15. TERM

No Option may be granted during any period of suspension or after termination of the Plan, and in no event may any Option be granted under the Plan after December 31, 2026, unless extended by the Board of Directors of the Company.

16. EFFECT UPON OTHER PLANS

The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or a Parent or Subsidiary of the Company. Nothing in this Plan shall be construed to limit the right of the Company or a Parent or Subsidiary of the Company (a) to establish any other forms of incentives or compensation for employees of the Company or a Parent or Subsidiary of the Company or (b) to grant or assume options otherwise than under this Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

17. RULE 16b-3 RESTRICTIONS UPON DISPOSITIONS OF STOCK

The Plan is intended to conform to the extent necessary with all provisions of the Securities Act, and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including, without limitation, Rule 16b-3. Notwithstanding anything herein to the contrary, the Plan shall be administered, and Options shall be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and Options granted hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

18. NOTICES

Any notice to be given under the terms of the Plan to the Company shall be addressed to the Company in care of its Secretary or any designee and any notice to be given to a Participant shall be addressed to Participant's last address as reflected in the Company's records and may be given either in writing or via electronic communication to the extent permitted by law. By a notice given pursuant to this paragraph, either party may hereafter designate a different address for notices to be given. Any notice which is required to be given to a Participant shall, if the Participant is then deceased, be given to the Participant's personal representative if such representative has previously informed the Company of the representative status and address by notice under this paragraph. Any notice shall have been deemed duly given when received by the Company or when sent to a Participant by the Company to Participant's last known mailing address or delivered to an electronic mailbox accessible by Participant as permitted by law.

19. TITLES

Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

20. TAX WITHHOLDING

(a) Payment of any sums required by federal, state or local tax law shall be withheld with respect to the issuance, vesting, exercise or payment of any Restricted Shares, Restricted Share Options, Unvested Shares or Unvested Share Options within the time limit as required by law for such payment. A Participant may elect to pay withholding taxes due upon the vesting of the Unvested Shares by having the Company withhold Unvested Shares that have vested and are issuable to such Participant as Stock (without restriction or risk of forfeiture).

(b) Notwithstanding any other provision of the Plan, the number of shares that may be withheld in order to satisfy the Participant's federal and state income and payroll tax liabilities with respect to the vesting, exercise or payment of the Unvested Shares shall be limited to the number of shares that have a Fair Market Value on the date of withholding equal to the aggregate amount of such tax liabilities based on the withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income.

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AutoZone

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended August 29, 2026.

OR

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ______ to ______.

Commission file number 1-10714

AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**62-1482048** (I.R.S. Employer Identification No.)
123 South Front Street, Memphis, Tennessee (Address of principal executive offices)	**38103** (Zip Code)

Registrant's telephone number, including area code**: (901) 495-6500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock ($0.01 par value)	**AZO**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $62,188,111,016.

The number of shares of Common Stock outstanding as of October 19, 2026, was 16,094,341.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 29, 2026, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 16, 2026, are incorporated by reference into Part III.

10-K

TABLE OF CONTENTS

Forward-Looking Statements

Certain statements herein constitute forward-looking statements that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically use words such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “seek,” “may,” “could” and similar expressions. These statements are based on assumptions and assessments made by our management in light of experience, historical trends, current conditions, expected future developments and other factors that we believe appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation: product demand, due to changes in fuel prices, miles driven or otherwise; energy prices; weather, including extreme temperatures and natural disasters; competition; credit market conditions; cash flows; access to financing on favorable terms; future stock repurchases; the impact of recessionary conditions; consumer debt levels; changes in laws or regulations; risks associated with self-insurance; war and the prospect of war, including terrorist activity; public health issues; inflation, including wage inflation; exchange rates; the ability to hire, train and retain qualified employees, including members of management; construction delays; failure or interruption of our information technology systems; issues relating to the confidentiality, integrity or availability of information, including due to cyber-attacks; historic growth rate sustainability; downgrade of our credit ratings; damage to our reputation; challenges associated with doing business in and expanding into international markets; origin and raw material costs of suppliers; inventory availability; disruption in our supply chain; tariffs, trade policies and other geopolitical factors; new accounting standards; our ability to execute our growth initiatives; and other business interruptions. These and other risks and uncertainties are discussed in more detail in the “Risk Factors” section contained in Item 1A under Part I of this Annual Report on Form 10-K for the year ended August 29, 2026. Forward-looking statements are not guarantees of future performance and actual results may differ materially from those contemplated by such forward-looking statements. Events described above and in the “Risk Factors” section could materially and adversely affect our business. However, it is not possible to identify or predict all such risks and other factors that could affect these forward-looking statements. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

10-K

PART I

Item 1. Business

Introduction

AutoZone, Inc. ("AutoZone," the "Company," "we," "our" or "us") is a leading retailer and distributor of automotive replacement parts and accessories in the Americas. We began operations in 1979 and at August 29, 2026, operated 6,863 stores in the United States ("U.S."), 1,001 stores in Mexico and 167 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 29, 2026, in 6,443 of our domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provides prompt delivery of parts and other products and commercial credit to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, we sell the ALLDATA brand of automotive diagnostic, repair, collision and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. We do not derive revenue from automotive repair or installation services. Our websites and the information contained therein or linked thereto are not intended to be incorporated into this report.

Human Capital Resources

We believe the foundation of our success is our culture, which is deeply rooted in our Pledge and Values: Puts Customers First, Cares About People, Strives for Exceptional Performance, Energizes Others, Embraces Diversity and Helps Teams Succeed. Our Pledge and Values define how our employees ("AutoZoners") take care of customers and fellow AutoZoners by fostering a strong, unique culture of teamwork and customer service. Each AutoZoner works hard to Live the Pledge, remain committed to our values, share their passion for WOW! Customer Service and Go the Extra Mile every day to continue building and growing AutoZone for our customers.

We seek to be the employer of choice as we compete for talent in our retail stores, field supervision, distribution centers, and store support functions. We focus heavily on retention by offering competitive compensation and benefits packages, extensive training and development opportunities.

As of August 29, 2026, we employed approximately 132,000 AutoZoners, approximately 60 percent of whom were employed full-time and the remaining 40 percent were employed part-time. Approximately 91 percent of our AutoZoners were employed in stores or in direct field supervision, approximately six percent in distribution centers and approximately three percent in store support and other functions. Included in the above numbers are approximately 21,000 AutoZoners employed in our international operations. We have never experienced any material labor disruption, do not have any collective bargaining agreements in the U.S. and believe that relations with our AutoZoners are good.

Training & Development
We have a number of different types of jobs and career opportunities. While many of our AutoZoners follow more traditional career paths (e.g., part-time to full-time sales, store manager, district manager, regional manager, vice president), we encourage cross-functional development and support of AutoZoners as they expand their careers into other departments and fields of interest within the Company. Many members of our senior leadership team have held positions in multiple areas of the business. We also invest in advanced leadership training to deepen our bench strength and support succession planning. For additional information, see "Store Personnel Training and Incentives" below. We believe these opportunities are important to attract, motivate and retain high-quality AutoZoners.

Recognition

The AutoZone Pledge and Values drive our success and foster a strong, unique culture of teamwork and customer service. We encourage the recognition of AutoZoners for a variety of accomplishments, such as going above and beyond to deliver Trustworthy Advice and WOW! Customer Service, taking initiative to prevent incidents and injuries, making contributions to help detect or report internal or external theft or providing significant service to help others. Whether they work in our stores, distribution centers, support centers or travel to support our customers and business, we believe AutoZoners everywhere should be recognized for their efforts and outstanding performance. We also recognize AutoZoners for their years of service to the organization and our customers.

Health and Safety

We are committed to providing a safe working and shopping environment for our AutoZoners and customers. Aligning with our values, we strive to continually monitor our working and shopping environment to keep our AutoZoners and customers as safe as possible.

Additional information about our human capital resources can be found in our most recent Corporate Responsibility Report, which is available on our website. Our Corporate Responsibility Report is not, and will not be deemed to be, a part of this Annual Report on Form 10-K or incorporated by reference into this or any of our other filings with the Securities and Exchange Commission (the "SEC").

Store Operations

At August 29, 2026, our stores were in the following locations:

	Store Count
Alabama	143
Alaska	8
Arizona	179
Arkansas	78
California	693
Colorado	114
Connecticut	59
Delaware	26
Florida	476
Georgia	242
Hawaii	13
Idaho	40
Illinois	254
Indiana	175
Iowa	41
Kansas	60
Kentucky	113
Louisiana	143
Maine	14
Maryland	104
Massachusetts	92
Michigan	230
Minnesota	71
Mississippi	103
Missouri	128
Montana	15
Nebraska	33
Nevada	75
New Hampshire	25
New Jersey	139
New Mexico	69
New York	244
North Carolina	256
North Dakota	8
Ohio	301
Oklahoma	94
Oregon	63
Pennsylvania	265
Puerto Rico	67
Rhode Island	20
Saint Thomas	2
South Carolina	118
South Dakota	11
Tennessee	193
Texas	781
Utah	74
Vermont	2
Virginia	164
Washington	103
Washington, DC	5
West Virginia	46
Wisconsin	82
Wyoming	9
Total Domestic stores	6,863
Mexico	1,001
Brazil	167
Total stores	8,031

Store Formats
Substantially all stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix, with approximately 90% to 99% of each store's square footage used as selling space. Most of our stores carry approximately 20,000 to 25,000 unique SKUs with 40% to 50% of the space dedicated to hard parts inventory. Hub stores carry approximately 40,000 to 50,000 unique SKUs, and mega hub stores carry approximately 80,000 to 110,000 unique SKUs with 70% to 85% of their space utilized for hard parts. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

Stores are replenished primarily by the nearest distribution center but also typically have same-day access to one of our 417 domestic and 74 international hub stores' expanded inventory assortment. As a subset of our domestic hub stores, we ended fiscal 2026 with 172 mega hub stores, an increase of 39 since the end of fiscal 2025. Additionally, we have 11 mega hub stores in Mexico. Hub and mega hub stores work in concert with our other stores to drive customer satisfaction through improved local parts availability and expanded product assortments.

Store Personnel Training and Incentives
We provide on-the-job training as well as formal training programs, including an annual national sales meeting with related cascading meetings at our distribution centers, regional offices and stores; store meetings on specific sales and product topics; standardized computer-based training to support culture, safety, salesmanship, compliance and product and job knowledge; and several specialist, vendor and third-party programs to support learning and development in areas requiring technical expertise and specific job knowledge. All domestic AutoZoners are encouraged to complete our in-house product knowledge program and Parts Expert certification, which is developed in partnership with our key suppliers. Training is supplemented with frequent store visits by management. Additionally, store managers, commercial sales managers and managers at various levels across the organization receive financial incentives through performance-based bonuses.

Store Support Centers
All store support functions are centralized in our store support centers located in Memphis, Tennessee; Monterrey, Mexico; Chihuahua, Mexico; Sao Paulo, Brazil; and Gurugram, India. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales. In addition, we have offices in Shanghai, China and Istanbul, Turkey that provide sourcing or other support functions.

Store Automation
All of our stores have Z-net, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts that our customers need and provide complete job solutions, advice and information for customer vehicles. Z-net provides parts information based on year, make, model and engine type of a vehicle and also tracks inventory availability at the store and other fulfillment channels. The Z-net display screens are placed on the hard parts counter or pods, where both the AutoZoner and customer can view the screen.

Our stores utilize our computerized proprietary Point-of-Sale System, which includes bar code scanning and point-of-sale data collection terminals. Our proprietary Store Management System provides administrative assistance, as well as enhanced merchandising information and improved inventory control. We believe the Point-of-Sale System also enhances customer service, while the Store Management System provides simplified warranty and product return procedures.

Commercial

Our commercial sales program operates in a highly fragmented market, and we are a leading distributor of automotive parts and other products to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts in the Americas. As part of our program, we offer prompt delivery to our customers and commercial credit, as well as online ordering through www.autozonepro.com or through the AutoZone Pro mobile application. Through our hub and mega hub stores, we offer a larger assortment than our satellite stores of parts and

products desired by professional technicians. We have dedicated sales teams focused on independent repair shops, national and regional accounts, fleet accounts and other commercial accounts.

Store Development

The following table reflects our store development during the past five fiscal years:

	Fiscal Year				
	2026	2025	2024	2023	2022
Stores:					
Beginning	7,657	7,353	7,140	6,943	6,767
New	374	305	217	198	177
Closed	—	1	4	1	1
Net new	374	304	213	197	176
Relocated	10	9	6	12	13
Ending	8,031	7,657	7,353	7,140	6,943

10-K

We believe expansion opportunities exist in markets we do not currently serve, as well as in markets where we can achieve a larger presence. We undertake substantial research prior to entering new markets. The most important criteria for opening a new store are the projected future profitability and the ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations for stores include population, demographics, vehicle profile, customer buying trends, commercial businesses, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, or "our kind of vehicles;" these vehicles are generally no longer under the original manufacturers' warranties and require more maintenance and repair than newer vehicles. We seek to open new stores in high visibility sites in high traffic locations within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. We believe our stores are "destination stores," generating their own traffic, therefore we situate most stores on major thoroughfares with easy access and good parking. In addition to continuing to lease or develop our own locations, we evaluate and may make strategic acquisitions.

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service and trustworthy advice as well as quality automotive parts and products at a great value in our conveniently located, well-designed stores and through our online platforms. Key elements of this strategy are:

Customer Service
Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts as well as identifying any associated warranties offered by us or our vendors. In addition to our in-store offerings, we sell our full suite of automotive hard parts, maintenance items, accessories and non-automotive parts through www.autozone.com, for pick-up in store or to be shipped directly to a customer's home or business, with same day or next day delivery programs in most of our U.S. markets. Additionally, we offer a mobile application that provides customers with store locations, driving directions, operating hours, product availability, the ability to purchase products and other information.

We also provide access to specialty tools as one of our free services. Through our Loan-A-Tool program customers can borrow a specialty tool, such as a steering wheel puller, for which a do-it-yourself ("DIY") customer or a repair shop would have little or no subsequent use beyond a single job. AutoZoners also provide free diagnostic and related services, including check engine and anti-lock braking system light readings through our AutoZone Fix Finder service, testing of starters, alternators and batteries, battery charging and the collection of used oil for recycling.

Merchandising
The following tables show some of the types of products we sell by major category of items:

Failure	Maintenance	Accessories
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Batteries & Accessories	Brake Drums, Rotors, Shoes & Pads	Cell Phone Accessories
Bearings	Chemicals, including Brake & Power Steering Fluid, Oil & Fuel Additives	Drinks & Snacks
Belts & Hoses	Oil & Transmission Fluid	Floor Mats & Seat Covers
Calipers	Oil, Cabin, Air, Fuel & Transmission Filters	Interior & Exterior Accessories
Chassis	Oxygen Sensors	Mirrors
Clutches	Paint & Accessories	Performance Products
CV Axles	Refrigerant & Accessories	Protectants & Cleaners
Engines	Shock Absorbers & Struts	Sealants & Adhesives
Fuel Pumps	Spark Plugs & Wires	Steering Wheel Covers
Fuses	Windshield Wipers	Tools
Ignition		Towing
Lighting		Vehicle Entertainment Systems
Mufflers		Wash & Wax
Radiators		
Starters & Alternators		
Thermostats		
Tire Repair		
Water Pumps		

We believe customer satisfaction is often impacted by our ability to promptly provide specific automotive products as requested. Each store carries the same basic products, but we tailor our hard parts inventory to the makes and models of the vehicles in each store's trade area and tailor the remaining store's assortment to the local demographics. Our hub and mega hub stores carry a larger assortment of products that are available to customers of the surrounding local stores. We are continuously updating the products we offer to ensure our inventory matches the products our customers need or desire.

Pricing
We want to be the value leader in our industry, by consistently providing quality merchandise at the right price, backed by a satisfactory warranty and outstanding customer service. For many of our products, we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key differentiating component versus our competitors is our exclusive line of in-house brands, which includes Duralast and the family of Duralast brands, Econocraft, ProElite, ShopPro, SureBilt, TotalPro, TruGrade and Valucraft. We believe that our overall value compares favorably to that of our competitors.

Brand Marketing: Marketing and Loyalty
We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so we can build long-lasting, loyal relationships. We utilize advertising, direct marketing, loyalty programs and promotions primarily to highlight our great value, the availability of high quality parts and develop a relationship with an expanding base of customers. Digital and broadcast media are our primary advertising methods of driving retail traffic, while we leverage a dedicated sales force and our ProVantage loyalty program to drive commercial sales.

Store Design, Visual Merchandising and Promotional Execution
We design and build stores for high visual impact. The typical store utilizes colorful exterior and interior signage, exposed beams and ductwork, finished floors and brightly lit interiors. Batteries, maintenance products, accessories and non-automotive items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and shelves. We utilize in-store signage, creative product placement and promotions to help educate customers about products that they may need.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee; Monterrey, Mexico; Chihuahua, Mexico and Sao Paulo, Brazil. Additionally, we have offices in Shanghai, China; Istanbul, Turkey and Gurugram, India to support our global sourcing efforts. In fiscal 2026, one class of similar products accounted for approximately 14 percent of our total revenues, and one individual vendor provided 14 percent of our total purchases. No other class of similar products accounted for 10 percent or more of our total revenues, and no other individual vendor provided more than 10 percent of our total purchases. We believe alternative sources of supply exist, at similar costs, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party transportation firms. The distribution centers replenish our stores up to multiple times per week depending on store sales volumes.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive. AutoZone competes on the basis of customer service, including the knowledge and expertise of our AutoZoners and our ability to provide prompt delivery to commercial customers; merchandise quality, selection and availability; product warranty; store layouts, location and convenience; price; and the strength of our AutoZone brand name and quality, trademarks and service marks.

Our competitors include national, regional and local auto parts chains, independently owned parts stores, online automotive parts stores or marketplaces, wholesale distributors, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, hardware stores, supermarkets, drugstores, convenience stores, home stores and other retailers that sell aftermarket vehicle parts and supplies, chemicals, accessories and tools.

Government Relations

As a company with global operations, we are subject to the federal, state, and local laws and regulations, in the jurisdictions in which we operate, many of which are complex, frequently changing and subject to varying interpretations. These laws and regulations relate to, among other things, the marketing and sale of products; proper handling and disposal of hazardous materials, particularly in connection with our used oil, oil filter and battery recycling programs; occupational health and safety; environmental matters; labor and employment; employee wages and benefits; information security and data privacy; real property; financial reporting and disclosure; antitrust and fair competition; international trade and transportation, logistics and delivery operations.

While compliance with the numerous laws and regulations applicable to our business, including environmental regulations, has not had a material adverse effect on capital expenditures, earnings or our competitive position to date, we can make no assurances as to the future costs of compliance. For more information, see the Risk Factors titled *“Legal and Regulatory Risks”* and *“Information Technology, Cybersecurity and Data Privacy Risks”* in “Part I. Item 1A, Risk Factors” in this report.

Trademarks and Patents

We regard our trademarks, service marks, patents, domain names, trade dress, trade secrets and other intellectual property as critical to our success and important components of our marketing and merchandising strategies. We have registered several trademarks and service marks in the U.S. Patent and Trademark Office as well as in certain other countries, including without limitation: “AutoZone,” “AutoZone Rewards,” “Get in the Zone,” “Zone,” “Duralast,” “Econocraft,” “ProElite,” “ProVantage,” “ShopPro,” “SureBilt,” “TotalPro,” “TruGrade,” “Valucraft,” and “ALLDATA,” along with variations of these trademarks. Our trademark registrations have various expiration dates; however, assuming that the trademarks are properly maintained and in use, such registrations may be renewed indefinitely.

Seasonality

Our business is somewhat seasonal in nature, with the highest sales typically occurring in the spring and summer months of February through September, and the lowest sales in the months of December and January. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail; thereby increasing sales of seasonal products. Mild or rainy weather tends to soften sales, as parts failure rates are lower in mild weather and elective maintenance is deferred during periods of rainy weather. Over the longer term, we believe the effects of weather balance out, as we have stores throughout the Americas.

AutoZone Websites

Our primary website is www.autozone.com. We make available on the Investor Relations section of our website, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably feasible after filing or furnishing such documents with the SEC. Our websites and the information contained therein or linked thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Information about our Executive Officers

The following list describes our executive officers, who are elected by and serve at the discretion of the Board of Directors. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service.

Philip B. Daniele III, 57—President and Chief Executive Officer, Customer Satisfaction
Philip B. Daniele III was appointed President and Chief Executive Officer and appointed to serve on the Board in January 2024. Prior to his appointment as President and Chief Executive Officer, Mr. Daniele was named CEO-Elect in June 2023. Prior to that, Mr. Daniele served as Executive Vice President – Merchandising, Marketing and Supply Chain from June 2021 to June 2023, Senior Vice President – Commercial from 2015 to 2021, Vice President – Commercial Support from 2013 to 2015 and Vice President – Merchandising from 2008 to 2013. Mr. Daniele was also a Divisional Vice President – Store Operations from 2005 to 2008. Prior to 2005, Mr. Daniele held several other key management positions with the Company.

Jamere Jackson, 57—Chief Financial Officer, Customer Satisfaction
Jamere Jackson was named Chief Financial Officer in September 2020 and, in that capacity, leads the Finance and Store Development teams. Prior to joining AutoZone, Mr. Jackson served as Executive Vice President and Chief Financial Officer of Hertz Global Holdings, Inc., a global rental company, from 2018 to 2020. From 2014 to 2018, Mr. Jackson served as Chief Financial Officer of Nielsen Holdings plc, an information, data and measurement company. Prior to 2014, Mr. Jackson held a variety of leadership roles at General Electric Company, including Vice President and Chief Financial Officer of a division of General Electric Oil and Gas. Mr. Jackson serves on the Board of Directors for Eli Lilly & Co.

Thomas B. Newbern, 64—Chief Operating Officer, Customer Satisfaction
Thomas B. Newbern was named Chief Operating Officer in September 2023. From March to September 2023, Mr. Newbern served as Executive Vice President – Operations, Sales and Technology. From 2015 to March 2023, Mr. Newbern served as Executive Vice President overseeing Store Operations, Commercial, International, Information Technology, Loss Prevention and ALLDATA in different capacities. From 2007 to 2015, Mr. Newbern served as Senior Vice President – Store Operations, with additional oversight of Loss Prevention and Store Development. From 1998 to 2007, Mr. Newbern was Divisional Vice President – Store Operations. Mr. Newbern began his career with AutoZone in 1985.

Eric S. Gould, 57—Executive Vice President – Merchandising, Marketing and Supply Chain, Customer Satisfaction
Eric S. Gould was named Executive Vice President – Merchandising, Marketing and Supply Chain in August 2025. From 2021 to 2025, Mr. Gould served as Senior Vice President – Supply Chain. Prior to that, Mr. Gould held several key management positions with the Company, including Vice President – Supply Chain Replenishment and Vice President – Commercial, Commercial Support and Merchandising Pricing & Analysis.

Jennifer M. Bedsole, 55—Senior Vice President, General Counsel & Secretary, Customer Satisfaction
Jennifer M. Bedsole was named Senior Vice President, General Counsel & Secretary in April 2023. Prior to joining AutoZone, Ms. Bedsole was a partner with the law firm of Baker, Donelson, Bearman, Caldwell and Berkowitz P.C. since 2011, where she chaired the Labor and Employment practice group.

K. Michelle Borninkhof, 52—Senior Vice President and Chief Information Officer, Customer Satisfaction
K. Michelle Borninkhof was named Senior Vice President and Chief Information Officer in April 2021. Prior to joining AutoZone, Ms. Borninkhof was Chief Information Officer and Vice President for U.S. Technology at McDonald’s since 2018. Prior to joining McDonald’s, Ms. Borninkhof spent 11 years with Walmart, Inc. holding various leadership roles including Vice President – International Technology Delivery. Throughout her career, Ms. Borninkhof held various roles in store retail, distribution center operations and process improvement.

Bailey L. Childress, 37—Senior Vice President – Omnichannel and Merchandising Support, Customer Satisfaction
Bailey L. Childress was named Senior Vice President – Omnichannel and Merchandising Support in December 2024. From 2022 to 2024, Mr. Childress served as Vice President – Merchandising Pricing and Analysis. Prior to that, Mr. Childress held several key management positions with the Company, including Director – Merchandising, Commercial Merchandising, and Commercial Pricing.

Domingo J. Hurtado, 65—Senior Vice President – International, Customer Satisfaction
Domingo J. Hurtado Rodríguez was named Senior Vice President – International in September 2018. Prior to that, Mr. Hurtado was President – AutoZone de México. Mr. Hurtado has served in various capacities within the Company since 2001, which included leading the Company’s expansion in Mexico. Prior to 2001, Mr. Hurtado held different positions with RadioShack including Director General in Mexico and General Manager in Venezuela.

Kenneth E. Jaycox, 58—Senior Vice President – Commercial, Customer Satisfaction
Kenneth E. Jaycox was named Senior Vice President – Commercial in July 2024. From 2020 to 2024, Mr. Jaycox served as Senior Vice President and Chief Commercial Officer for United States Steel Corporation where he was responsible for their commercial functions, customer value creation, pricing and revenue growth. Prior to that, Mr. Jaycox served as Vice President of Transformation at Sysco Corporation, where he led numerous sales, digital transformation and supply chain initiatives.

Eric J. Leef, 52—Senior Vice President, Human Resources, Customer Satisfaction
Eric J. Leef was named Senior Vice President – Human Resources in August 2025. Prior to joining AutoZone, Mr. Leef was Executive Vice President and Chief Human Resources Officer for Hertz Global since 2021. He joined Hertz as Senior Vice President, Chief Human Resources Officer in September 2020. Prior to joining Hertz Global, Mr. Leef was Chief Human Resources Officer at Atria Senior Living Community. Prior to that, Mr. Leef spent 16 years at GE and GE Appliances, a Haier Company, holding various HR leadership roles supporting supply chain, technology and consumer service divisions.

Lindsay W. Lehman, 48—Senior Vice President – Marketing, Customer Satisfaction
Lindsay W. Lehman was named Senior Vice President – Marketing in November 2023, where she leads the Marketing and E-commerce teams. Prior to that, Ms. Lehman held the role of Vice President – Marketing for AutoZone. Prior to joining AutoZone in 2020, Ms. Lehman served as Senior Vice President, Marketing at Norwegian Cruise Line Holdings, where she was responsible for global marketing, digital and analytics functions. Ms. Lehman previously held roles of increasing responsibility at Kraft Foods, Hearst Corporation and Goldman Sachs.

Dennis W. LeRiche, 58—Senior Vice President – Store Operations, Customer Satisfaction
Dennis W. LeRiche was named Senior Vice President – Store Operations in June 2021. From 2015 to 2021, Mr. LeRiche was a Divisional Vice President – Store Operations. Prior to 2015, Mr. LeRiche held several other key management positions with the Company.

M. Denise McCullough, 54—Senior Vice President – Supply Chain, Customer Satisfaction
M. Denise McCullough was named Senior Vice President – Supply Chain in August 2025. From 2022 to 2025, Ms. McCullough was Vice President – Transportation. Ms. McCullough has been an AutoZoner since 2001, previously serving as Vice President, Replenishment in 2021. Prior to that, Ms. McCullough served in various key positions within the Company.

Lucas J. Rauch, 46—Senior Vice President – Merchandising and Global Sourcing, Customer Satisfaction
Lucas J. Rauch was named Senior Vice President – Merchandising and Global Sourcing in December 2024. Mr. Rauch joined AutoZone in 2024 as Vice President – Merchandising. Prior to joining AutoZone, Mr. Rauch held several roles at Walgreens, including Chief Merchandising Officer, General Manager, Owned Brands, and Vice President, Commercial Strategy. Prior to joining Walgreens, Mr. Rauch worked for Deloitte Consulting, leading various strategic projects across marketing, technology, and retail.

Grace O. Sharpley, 37—Senior Vice President – Finance, Customer Satisfaction
Grace O. Sharpley was named Senior Vice President – Finance in July 2026. From 2025 to 2026, Ms. Sharpley served as Vice President – Merchandising Pricing and Analysis. Prior to that, Ms. Sharpley held several key management positions with the Company, including Vice President – Strategy. Prior to joining AutoZone in 2014, Ms. Sharpley was an audit associate at PricewaterhouseCoopers LLP since 2011.

Item 1A. Risk Factors

Our business is subject to a variety of risks and uncertainties. The risk factors described below reflect the Company's beliefs and opinions as to factors that could materially and adversely affect our business, financial condition, results of operations, liquidity and stock price or otherwise impact the Company. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether such factors have occurred in the past or their likelihood of occurring in the future. The following information should be read in conjunction with the other information contained in this report and other filings that we make with the SEC. These risks and uncertainties are not the only ones we face. Our business could also be materially affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

Strategic and Operational Risks

The current global economic and geopolitical landscape has increased uncertainty about key areas of doing business internationally and may have a negative impact on our business.

The U.S. has recently enacted and proposed to enact significant new tariffs, and the current administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy amid ongoing discussion regarding further potentially significant changes to U.S. trade policies, enforcement priorities, sanctions, treaties and tariffs. In February 2026, the U.S. Supreme Court invalidated tariffs imposed under the International Emergency Economic Powers Act ("IEEPA"). In response to the U.S. Supreme Court's decision, the U.S. President issued an executive order imposing tariffs pursuant to Section 122 of the Trade Act of 1974 for 150 days, effective on February 24, 2026, and the outlook on further trade policy actions is unclear. These actions have led to significant volatility and uncertainty in global markets. Uncertainty regarding the scope, duration and administration of trade measures has in the past contributed to, and may in the future continue to contribute to, variability in costs and cash flows. There continues to exist significant uncertainty about the future economic and political relationships between the U.S. and other countries. The Company directly or indirectly imports merchandise from various countries, and newly proposed tariffs and any additional tariffs on products sourced from these or other countries could materially increase our costs. These developments, or the perception that any of them could occur, may have a material effect on global economic conditions, the stability of global financial markets or global trade, and may impact product

cost, pricing, or competitive conditions, disrupt supply chains, impact the broader macroeconomic environment and consumer sentiment or otherwise negatively impact our business, financial condition and results of operations.

If demand for our products slows, then our business may be materially adversely affected.

Demand for the products we sell may be affected by a number of factors we cannot control, including:

- the number of older vehicles in service. Vehicles that are seven years old or older are generally no longer covered by the original vehicle manufacturers' warranties and tend to need more maintenance and repair than newer vehicles.
- the number of miles vehicles are driven. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices, ride sharing, weather conditions, and other factors.
- rising fuel and energy prices. Increases in fuel and energy costs, including those driven by geopolitical instability, supply chain disruptions or international conflicts may cause our customers to defer purchases of certain of our products as they use a greater percentage of their income to pay for fuel and other energy costs. Customers may also drive their vehicles less, resulting in less wear and tear and lower demand for repairs and maintenance.
- the economy. In periods of declining economic conditions, including as a result of inflation, high levels of consumer debt, and/or high interest rates, consumers may reduce their discretionary spending by deferring vehicle maintenance or repair. Additionally, such conditions may affect our customers' ability to obtain credit. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their vehicles instead of working on their own vehicles, or they may purchase new vehicles.
- the weather. Milder weather conditions may lower the failure rates of automotive parts, while extremely hot or cold conditions may enhance demand for our products due to increased failure rates of our customers' automotive parts. However, extended periods of rain and winter precipitation may adversely impact store traffic, decreasing sales, or may cause our customers to defer maintenance and repair on their vehicles. Additionally, climate changes can create more variability in the short-term or lead to other weather conditions that could impact our business.
- technological advances. Advances in automotive technology, such as improved parts design, can result in vehicles needing maintenance less frequently and parts lasting longer.
- prevalence of electric vehicles. The increased prevalence of electric vehicles, whether due to changes in consumer preferences or regulatory actions incentivizing the purchase of electric vehicles, can result in less frequent parts failures and a reduced need for parts.
- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles.
- restrictions on access to telematics and diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation. These restrictions may cause vehicle owners to rely on dealers to perform maintenance and repairs.

These factors could result in a decline in the demand for our products, which could materially adversely affect our business and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and market share and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive. See "Item 1. Business" above for additional information regarding our competitive environment.

Although we believe we compete effectively, our competitors may have greater financial resources allowing them to invest more in their businesses, greater sourcing capabilities allowing them to sell merchandise at lower prices,

larger stores with more merchandise, longer operating histories with deeper customer relationships, more frequent customer visits, more effective advertising and more successful utilization of data analytics, artificial intelligence ("AI") and other new and emerging technologies. Online and multi-channel retailers often have lower operating costs and focus on delivery services, thereby offering customers faster, guaranteed delivery times and low-cost or free shipping. In addition, because our business strategy is based on offering superior levels of customer service to complement the products we offer, our cost structure is higher than some of our competitors, which also puts pressure on our margins.

With the increasing use of digital tools, our customers often begin their shopping experience online and are quickly able to compare prices, product assortment, product availability and feedback from other customers before purchasing products. We may be unable to differentiate ourselves or to anticipate and adapt to new or enhanced digital experiences offered by other retailers.

If we are unable to continue to manage in-stock inventory and costs, provide competitive delivery options, develop successful competitive strategies, including the maintenance of effective promotions, advertising and loyalty programs, develop and execute effective digital and omni-channel strategies or otherwise compete effectively, or if our competitors develop more effective strategies, we could lose customers and market share, and our sales and profits may decline.

We may not be able to sustain our historic rate of sales growth.

We have increased annual revenues in the past five fiscal years from $14.6 billion in fiscal 2021 to $20.3 billion in fiscal 2026, with a compounded annual growth rate of approximately seven percent. Annual revenue growth is driven by increases in same store sales, the opening of new stores and the development of new commercial programs. Same store sales are impacted both by customer demand levels and by the prices we are able to charge for our products, which can also be negatively impacted by economic pressures. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of same store sales.

We have increased our store count in the past five fiscal years, growing from 6,767 stores at August 28, 2021 to 8,031 stores at August 29, 2026, a compounded annual growth rate of approximately three percent.

Achieving our store development and expansion goals, domestically and in international markets, will depend upon our ability to identify and obtain suitable sites for new and expanded stores in a timely manner and at acceptable costs, the hiring and training of qualified personnel, effective utilization of our supply chain and hub network, and the integration of new stores into existing operations, among other factors. Furthermore, we open new stores only after evaluating customer buying trends and market demand/needs, all of which could be adversely affected by persistent unemployment, wage cuts, small business failures and microeconomic conditions unique to the automotive industry. There can be no assurance we will be able to achieve our store expansion goals, manage our growth investments effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably.

If we cannot profitably increase our market share in the commercial automotive parts business, our sales growth may be limited.

Although we are a leading distributor of automotive parts and other products in the commercial market, we must effectively compete against national, regional and local auto parts chains, independently owned parts stores, wholesalers, jobbers, repair shops, auto dealers, online retailers and others in order to increase our commercial market share. Although we believe we compete effectively in the commercial market on the basis of customer service, merchandise quality, assortment and availability, price, delivery times, product warranty, distribution locations and the strength of our AutoZone brand, trademarks and service marks, some automotive aftermarket participants have been in business for substantially longer periods of time than we have, and as a result have developed long-term customer relationships, an experienced sales organization, considerable market presence and have large available inventories. If we are unable to profitably grow our sales with existing commercial customers, our sales growth may be limited.

10-K

Our business depends upon hiring, training and retaining qualified employees, including members of management and other key personnel.

We believe much of our brand value lies in the quality of the approximately 132,000 AutoZoners employed in our stores, distribution centers, store support centers and ALLDATA. Our workforce costs represent our largest operating expense, and our ability to meet our labor needs while controlling labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates and unemployment levels. Our business is also subject to employment laws and regulations, including those related to minimum wage, benefits and scheduling requirements, and these laws are subject to change over time. In addition, the implementation of potential regulatory changes relating to overtime exemptions and benefits for certain employees under federal and state laws could result in increased labor costs to our business and negatively impact our operating results. We also have AutoZoners in Mexico, Brazil and other countries, and are required to comply with differing laws and regulations in each of those countries.

We compete with other retail businesses for many of our AutoZoners in hourly positions, and these positions have historically had high turnover rates, which can lead to increased training and retention costs, particularly in a competitive labor market. We cannot be assured that we can continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market, and there are currently significant inflationary and other pressures on wages.

In the U.S., over the last few years there has been an increase in workers exercising their right to form or join a union, both generally and in the retail industry. Further, the National Labor Relations Board (NLRB) has issued decisions making it easier for employees to organize. Although none of our U.S. based AutoZoners are currently covered by collective bargaining agreements, we have been subject to labor unions' efforts to organize groups of our AutoZoners from time to time. If a significant portion of our work force were to become unionized, our culture and operating model could be challenged by inserting a third party into our current relationships between our supervisors and non-supervisory AutoZoners. Further, our labor costs could increase, and our business could be negatively affected by other requirements and expectations that could change our company culture, decrease our flexibility and disrupt our business. Further, our responses to any union organizing efforts could negatively impact how our brand is perceived by customers and AutoZoners and have material adverse effects on our business, reputation and financial results.

If we are unable to hire, properly train and retain qualified AutoZoners, we could experience higher employment costs, reduced sales, losses of customers and diminution of our brand or company culture, which could adversely affect our earnings. If we do not maintain competitive wages or benefit packages, our customer service could suffer from any resultant declining quality of our workforce, or, alternatively, our earnings could decrease if we increase our wage rates and resultant labor costs. A violation or change in employment and labor laws (including changes in existing employment benefit programs such as health insurance) could have a material adverse effect on our results of operations, financial condition and cash flows.

Our future success depends on the skills and experience of our management and other key personnel. The unexpected loss of the services of any such persons could materially adversely affect our operations. There can be no assurance that our succession planning, retention or hiring efforts will be successful. Failure to attract and retain qualified personnel in key roles could materially adversely affect our operations.

Inability to acquire and provide quality merchandise at competitive prices could materially adversely affect our sales and results of operations.

We are dependent upon our domestic and international vendors continuing to supply us with quality merchandise at competitive prices and payment terms. If our merchandise offerings do not meet our customers' expectations, or our customers have a negative perception of our merchandise regarding quality, innovation and safety, we could experience lost sales, increased costs and exposure to legal and reputational risk. In those circumstances, it may be difficult and costly for us to rebuild our reputation and regain the confidence of our customers.

All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action or private litigation, result in costly product recalls and other liabilities and lead to reputational harm and loss of customer confidence. To the extent our suppliers are subject to added government regulation of their product design and/or manufacturing processes, the cost of the merchandise we purchase may rise.

Furthermore, our vendors are impacted by global economic and geopolitical conditions which in turn impact our ability to source merchandise at competitive prices. For example, new or increased tariffs, inflation, rising interest rates and disruption to the global supply chain have negatively impacted costs and inventory availability and may continue to have a negative impact on future results and profitability. Credit market and other macroeconomic conditions could also have a material adverse effect on the ability of our global and domestic suppliers to finance and operate their businesses.

If any of our significant vendors experience financial difficulties or business disruptions or are otherwise unable to deliver merchandise to us on a timely basis, or at all, we could have product shortages in our stores that could adversely affect customers' perceptions of us and cause us to lose customers and sales.

We are subject to risks associated with products sourced outside the U.S.

We directly imported approximately 12% of our purchases in fiscal 2026, but many of our domestic vendors directly import their products or components of their products. Changes to the price or flow of these goods for any reason, such as increased import duties or tariffs, foreign trade policies, civil unrest or acts of war, currency fluctuations, disruptions in maritime lanes, port labor disputes and other issues, economic conditions and instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), the availability and cost of raw materials to suppliers, merchandise quality or safety issues, shipping and transport availability and cost, increases in wage rates and taxes, transport security, trade sanctions, import limitations on certain types of goods or of goods containing certain materials from other countries, inflation and other factors relating to the suppliers and the countries in which they are located or from which they import, often are beyond our control and could adversely affect our operations and profitability. Furthermore, these risks may be amplified if we or our domestic vendors are unable to diversify our or their supply chains or rely too heavily on a single country to source our or our vendors' products. These and other factors affecting our suppliers' and our access to products could materially adversely affect our business and financial performance. As we or our domestic vendors increase the importation of merchandise or components from foreign vendors, these risks are likely to increase.

Disruptions in our supply chain and other factors affecting the distribution of our merchandise could adversely impact our business and results of operations.

A disruption to our supply chain or distribution network could adversely affect our ability to receive and distribute inventory in a timely manner, which could result in low inventory availability, lost sales, increased supply chain costs and loss of customer loyalty, among other things. Such disruptions may result from damage or destruction of our distribution centers, our ability to attract and retain qualified drivers, costs associated with maintaining or operating our fleet or macroeconomic conditions impacting the broader logistics or supply chain industry at large. For example, in recent years, ports, rails and domestic long-hauls in the U.S. and elsewhere have been negatively impacted by capacity constraints, congestion and delays, periodic labor disputes, security issues, weather-related events, natural disasters, and other factors beyond our control. Our business and competitive position may be negatively impacted if we are unable to successfully mitigate the impacts of such disruption to our supply chain or if we are unable to manage such disruptions more effectively than our competitors.

In addition, we have made, and plan to continue to make, significant investments in our supply chain, such as the construction of multiple new distribution centers and the execution of various technology initiatives. These investments seek to improve product availability and assortment, fulfill evolving consumer product demands and keep up with our long-term store expansion goals. If we fail to effectively implement future investments, or if our investments in our supply chain initiatives do not provide the anticipated benefits, we could experience sub-optimal inventory levels in our stores or be required to make further investments, which could adversely affect our sales volume and/or our margins.

Our success in international operations is dependent on our ability to manage the unique challenges presented by international markets.

The various risks we face in our U.S. operations generally also exist when conducting operations in and sourcing products and materials from outside of the U.S. There are also challenges inherent in establishing and managing international operations, in addition to the specific costs, risks and difficulties unique to that market. For example, the sale and distribution of parts and products in Mexico and Brazil requires the ability to adapt our merchandising and marketing strategies to account for, among other things, different vehicles in operation in local markets and different consumer behaviors with respect to aftermarket automotive repair.

Our expansion into international markets may also be adversely affected by local laws and customs, U.S. laws applicable to foreign operations, and political and socio-economic conditions as well as our general ability to compete effectively and provide superior customer service regardless of distance, language and cultural differences.

Risks inherent in international operations also include potential adverse tax consequences, changes to tariffs, trade policies and trade agreements, compliance with the Foreign Corrupt Practices Act and local anti-bribery and anti-corruption laws, greater difficulty in obtaining and enforcing intellectual property rights, challenges to identify and gain access to local suppliers, and possibly misjudging the response of consumers in foreign countries to our product assortment and marketing strategy.

In addition, our operations in international markets are conducted primarily in the local currency of those countries. Since our Consolidated Financial Statements are denominated in U.S. dollars, amounts of assets, liabilities, net sales, and other revenues and expenses denominated in local currencies must be translated into U.S. dollars using exchange rates for the current period. As a result, foreign currency exchange rates and fluctuations in those rates may adversely impact our financial performance.

Business interruptions may negatively impact our operating hours, operability of our computer and other systems, availability of merchandise and otherwise have a material adverse effect on our sales and our business.

Business interruptions including war or acts of terrorism, political or civil unrest, unusual or severe weather conditions such as hurricanes, tornadoes, windstorms, fires, earthquakes and floods, public health crises, disruption

of critical infrastructure systems, banking systems or utility services and other disasters or the threat of any of them, may negatively impact the hours and operations of our stores, distribution centers, store support centers or sourcing offices; may negatively impact our supply chain and distribution network; and may impede our ability to source quality merchandise domestically and outside of the U.S. on favorable terms.

In the event commercial transportation is curtailed or substantially delayed, we may have difficulty transporting merchandise to our distribution centers and stores resulting in lost sales and/or a potential loss of customer loyalty. Transportation issues could also cause us to cancel purchase orders if we are unable to receive merchandise in our distribution centers.

It is not possible to predict all events or circumstances which may negatively disrupt our business in a significant manner, and the near-term and long-term impacts of such disruptions on our business, demand for our products and our growth initiatives will vary significantly based on the facts and circumstances of each such disruption. Furthermore, such business interruptions could cause additional negative impacts of which we are not currently aware or magnify other risks associated with our business and operations.

Our failure to protect our brand and reputation could have an adverse effect on our relationships with our customers, AutoZoners, suppliers, vendors and other stakeholders, thereby negatively impacting sales and profitability.

We believe our continued sales growth is driven in significant part by our AutoZone and private label brand names and our positive reputation with customers, AutoZoners, suppliers, vendors and other stakeholders. The value in our brand names and reputation, and their continued effectiveness in driving our sales growth is dependent to a significant degree on our ability to maintain our reputation for safety, high product quality, friendliness, WOW! Customer service, trustworthy advice, integrity and business ethics. Negative incidents can erode trust and confidence quickly, and adverse publicity about us, whether or not based in fact, could damage our brand and reputation, undermine our customers' confidence in us, reduce demand for our products and services, affect our ability to recruit and retain employees, attract regulatory scrutiny, and impact our relationships with suppliers and vendors. Further, our actual or perceived strategies, initiatives, responses or lack of response relating to social, political, environmental or other issues, whether or not based in fact, could damage our reputation, negatively impact our stock price or result in reduced demand for our merchandise. Customers are also increasingly using social media to provide feedback, criticism and other information about our Company, our products and our services in a manner that is rapidly and broadly disseminated. Our brand and reputation could be negatively impacted if negative sentiment about the Company, whether or not based on fact, is shared and distributed in such a manner.

Failure to comply with ethical, social, product, labor, environmental and anti-corruption standards could also jeopardize our reputation and potentially lead to various adverse actions by consumer or environmental groups, employees or regulatory bodies. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our reputation.

Information Technology, Cybersecurity and Data Privacy Risks

We rely heavily on information technology systems for our key business processes. Any damage to, failure of, or interruption in these systems or our inability to realize the anticipated benefits associated with investments in new or upgraded systems could have a material adverse effect on our business and operating results.

We rely extensively on information technology systems, some of which are managed or provided by third-party service providers, to collect, analyze, process, store, manage, transmit and protect key business processes, transactions and data, such as sales data, customer data, employee data, demand forecasting, merchandise ordering, inventory replenishment, supply chain management, payment processing, order fulfillment and more. Delays in the maintenance, updates, upgrading, or patching of these systems, applications or processes could adversely impact their effectiveness and would expose us to security and other risks. Our systems and the third-party systems with which we interact are subject to damage, failure or interruption due to various reasons such as: power or other

critical infrastructure outages, facility damage, physical theft, telecommunications failures, malware, security incidents, malicious cyber-attacks, including the use of malicious codes, worms, phishing, spyware, denial of service attacks and ransomware, natural disasters and catastrophic events, inadequate or ineffective redundancy measures; and design or usage errors by AutoZoners, contractors or third-party service providers. Although we seek to effectively maintain and safeguard our systems and our data and we seek to ensure our third-party service providers effectively maintain and safeguard their systems and our data, such efforts are not always successful. As a result, we or our service providers have experienced and are likely to again experience one or more errors, interruptions, delays or cessations of service impacting the integrity, performance or availability of our information technology infrastructure. While such incidents have not been material to date, any future incident could significantly disrupt our operations and key business processes, result in the impairment or loss of critical data, be costly and resource-intensive to remedy; harm our reputation and relationship with customers, AutoZoners, vendors and other stakeholders; and have a material adverse impact on our business and operating results.

The rapid evolution and increased adoption of AI, including generative and agentic AI, may create new or heightened risks for our business. If we are unsuccessful in developing, deploying, or governing these technologies, or if competitors adopt them more effectively, our competitive position, customer experience, operations, reputation, financial condition, or results of operations could be adversely affected. AI use may also increase cybersecurity risks by enabling more sophisticated, automated, or difficult-to-detect threats, and evolving laws and regulations related to AI, privacy, consumer protection, and data use may increase compliance obligations and potential exposure.

In addition, our information technology systems, infrastructure and personnel require ongoing substantial investments, such as replacing existing systems, some of which are older, legacy systems that are less flexible and efficient, with successor systems; making changes to existing systems, including the migration of applications to the cloud; maintaining or enhancing legacy systems that are not currently being replaced; or designing or cost-effectively acquiring and implementing new systems with new functionality, including AI. These efforts can result in significant potential risks, including failure of the systems to operate as designed, potential loss or corruption of data, cost overruns, or implementation delays or errors, and may result in operational challenges, security control failures, reputational harm, and increased costs that could adversely affect our business operations and results of operations.

Failure to maintain the security of sensitive personal information or other confidential information in our possession could subject us to litigation or regulatory enforcement action, cause reputational harm and cause us to incur substantial costs or have a material adverse impact on our business and financial condition.

Our business, like that of most retailers, involves the collection, processing, storage and transmission of large amounts of personal information relating to our customers, suppliers and AutoZoners and confidential business information relating to AutoZone or other parties with which we do business. This information is handled by us as well as third-party service providers and vendors that provide us with various technology, systems, services and other resources that we use in connection with the handling of this information and in furtherance of our business objectives. Furthermore, we accept payments using a variety of methods, including credit, debit, electronic payments and gift cards, which present information security risks, and we may offer new payment options in the future presenting new risks of which we are currently unaware.

While addressing vulnerabilities is a priority for us, the methods used to obtain unauthorized access are constantly evolving and increasing in frequency and sophistication, including through the use of evolving AI tools to identify and exploit vulnerabilities. Attempts to gain unauthorized access can be difficult to anticipate or promptly detect. We cannot provide assurance that the security measures we or our third-party service providers and vendors have in place today will be successful in their efforts to prevent or mitigate the impact of a cyber incident or provide us with sufficient visibility to determine if a cyber incident has occurred, and there can be no assurance that such measures we introduce in the future will be sufficiently effective either. Failure to maintain the security of the personal and other confidential information to which we have access could lead to private litigation, regulatory enforcement actions and reputational harm, all of which would require extensive time and financial resources to resolve and could have a material adverse impact on our business and financial condition.

While we have not experienced a material breach of our information systems or data to date, unauthorized parties have in the past gained access and exfiltrated data, and will continue to attempt to do so as the result of a cyber-attack, misconduct or error by an AutoZoner, job applicant, customer, vendor or third party, system vulnerabilities or compromises, fraud, hacking, phishing attempts, malware, ransomware, other malicious codes or other intentional or unintentional acts. Furthermore, hardware, software or other IT applications that we or a third party develop for our use have contained and may contain exploitable vulnerabilities, bugs or design defects or may involve other problems that could unexpectedly compromise information security.

The cost to remediate and respond to a cyber incident involving unauthorized use, access, damage or loss of systems, data or other information could be significant. To the extent any cyber incident involving our or one of our customer's or third-party service provider's information systems results in the unauthorized access, loss, damage or misappropriation of information, we may be required by law to notify impacted individuals and face substantial liability due to claims arising from customers, financial institutions, AutoZoners, regulatory authorities, payment card issuers and others. We maintain insurance coverage that may protect us from losses or claims in connection with certain incidents; however, our insurance coverage may not be sufficient to cover significant losses in any particular situation.

We are subject to a complex and evolving body of laws and regulations regarding data privacy and may face increased costs as a result of changes in, enforcement of, or the adoption of new laws and regulations. These costs may have a material adverse impact on our business and results of operations.

The regulatory environment related to information security, data collection, processing and use, and data privacy is becoming increasingly rigorous and complex. Multiple states in the U.S. have passed, and continue to pass, data protection laws. The potential effects of the various laws regulating the collection, retention, transfer, use, notification, consent and other types of processing of personal or protected information are far-reaching and may require significant time, resources and costs to comply, may require changes to our existing practices and processes that are not advantageous to our business, and otherwise limit our ability to use data to provide a more personalized user experience or as otherwise desired. In addition, failure to comply with applicable requirements by us or our business partners or third-party service providers or vendors could subject us to governmental investigations, regulatory enforcement actions, fines, sanctions, lawsuits or reputational damage.

Additionally, while we seek to comply with these various laws as they take effect, many of the concepts are novel. There can be no assurance that compliance efforts taken by us in good faith will be sufficient, and we may be the subject of an investigation or enforcement action instituted by a state agency or other regulatory body.

Indebtedness, Financial and Market Risks

We are self-insured for certain costs associated with our operations and an increase in our insurance claims and expenses may have a material negative impact on us.

We are self-insured up to certain limits for workers' compensation, employee group medical, general and product liability, property and vehicle claims. The types and amounts of insurance may vary from time to time based on our decisions with respect to risk retention and regulatory requirements. Our reserves are established using historical trends and, where appropriate, using a third-party actuary to estimate costs to settle reported claims and claims incurred but not yet reported. Estimated costs are subject to a variety of assumptions and other factors including the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors. Material increases in the number of insurance claims, changes to healthcare costs, accident frequency and severity, legal expenses and other factors could result in an unfavorable difference between actual self-insurance costs and our reserve estimates. As a result, our self-insurance costs could increase, which may adversely affect our business, results of operations, financial condition and cash flows.

A downgrade in our credit ratings or a general disruption in the credit markets could make it more difficult for us to access funds, refinance our debt, obtain new funding or issue debt securities.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. A change by the rating agencies in these ratios, an increase in our debt, and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could limit our access to public debt markets, limit the institutions willing to provide credit facilities to us, result in more restrictive financial and other covenants in our public and private debt and would likely significantly increase our overall borrowing costs and adversely affect our earnings. Additionally, a downgrade in our credit or changes in the financial markets may limit financial institutions' willingness to participate in our supplier financing arrangements, which may result in vendors seeking to renegotiate their payment terms. Moreover, significant deterioration in the financial condition of large financial institutions could result in a severe loss of liquidity and availability of credit in global credit markets and in more stringent borrowing terms. Conditions and events in the global credit markets could have a material adverse effect on our access to short-term and long-term debt and the terms and cost of that debt.

Legal and Regulatory Risks

Our business, results of operations, financial condition and cash flows may be adversely affected by the adoption of new laws, changes to existing laws, increased enforcement activity or other governmental actions.

We are subject to numerous federal, state and local laws and regulations, many of which are complex, frequently revised and subject to varying interpretations. These include laws governing employment and labor, wage and hour, environmental matters, proper handling and disposal of hazardous materials and waste, employee benefits, data privacy, cybersecurity, safety, the pricing and sale of goods, import and export compliance, transportation and logistics, consumer protection and advertising, among others. These laws may change over time and may differ substantially across the areas where we operate. There is added uncertainty surrounding potential changes to the regulatory environment in the U.S. Although we have implemented policies and procedures to help ensure compliance with these laws, there can be no certainty that our AutoZoners and third parties with whom we do business will not take actions in violation of our policies or applicable laws. If we fail to comply with these laws, rules and regulations, or the manner in which they are interpreted or applied, we may be subject to governmental enforcement action or private litigation resulting in restrictions on our business, monetary penalties, reputational harm and increased costs of regulatory compliance. Any changes in the enforcement or interpretation of existing laws and regulations or the enactment of any new laws and regulations, including tax legislation, could have a material adverse impact on our financial condition and results of operations. We may also be subject to investigations or audits by governmental authorities and regulatory agencies as a result of enforcing existing laws and regulations or changes in enforcement priorities, which can occur in the ordinary course of business or may result from increased scrutiny from a particular agency or toward a particular industry.

We may be adversely affected by legal, regulatory or market responses to global climate change.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. For example, we have significant operations in California and other states, where serious drought has made water less available and more costly and has increased the risk of wildfires. Changes in climate patterns leading to extreme heat waves or unusual cold weather at some of our locations can lead to increased energy usage and costs, or otherwise adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concerns over climate change have led policy makers in some jurisdictions to enact or consider enacting legislative and regulatory proposals that would impose extensive mandatory reporting requirements as well as requirements for reductions of greenhouse gas ("GHG") emissions. Such laws, if enacted, may impact our business in a number of ways. For example, significant changes in fuel economy requirements, new federal or state restrictions on emissions of carbon dioxide or new or changing federal or state incentive programs or other regulations that may be imposed on vehicles and automobile fuels could adversely affect demand for vehicles, annual miles driven or the products we sell. We may not be able to accurately predict, prepare for and effectively respond to new kinds of technological innovations with respect to electric vehicles and other technologies that minimize emissions. Compliance with any new laws or regulations, or changes to existing laws or their interpretation, could require additional expenditures by us or our suppliers. Our inability to appropriately respond to such changes could materially adversely impact our business, financial condition, results of operations or cash flows.

We may be unable to achieve the goals and aspirations set forth in our Corporate Responsibility report, particularly with respect to the reduction of GHG emissions, or otherwise meet the expectations of our stakeholders with respect to corporate responsibility matters.

Governmental and societal attention to corporate responsibility matters, including expanding mandatory and voluntary reporting of GHG emissions and other sustainability metrics, and disclosure topics such as climate change, sustainability, natural resources, waste reduction, energy, human capital, and risk oversight could expand the nature, scope, and complexity of matters that we are required to control, assess, and report. We strive to deliver shared value through our business, and our diverse stakeholders expect us to make progress in certain corporate responsibility priority issue areas. A failure or perceived failure to meet these expectations could adversely affect public perception of our business, employee morale or customer or stockholder support.

We have announced certain aspirations and goals related to corporate responsibility matters, such as our intention to reduce certain GHG emissions over time. Achievement of these aspirations, plans and goals is subject to numerous risks and uncertainties, many of which are outside of our control. These risks and uncertainties include, but are not limited to: our ability to successfully identify and implement relevant strategies on a timely and cost-effective basis; our ability to achieve the anticipated benefits and cost savings of such strategies and actions; and the availability and cost of existing and future technologies, such as alternative fuel vehicles, off-site renewable energy, and other materials and components. It is possible that we may be unsuccessful in the achievement of our corporate responsibility goals, on a timely basis or at all, or that the costs to achieve those goals become prohibitively expensive. Furthermore, our stakeholders may not be satisfied with our efforts or the speed at which we are progressing towards any such aspirations and goals. An actual or perceived failure or delay to meet our goals and aspirations could adversely affect public perception of our business, cause us to lose customer or stockholder support, and subject us to legal claims and liabilities with respect to such matters. Certain challenges we face in the achievement of our corporate responsibility objectives are also captured within our corporate responsibility reporting, which is not incorporated by reference into and does not form any part of this report.

Our business, financial condition, results of operations and cash flows may be affected by litigation.

We are involved in lawsuits, regulatory investigations, governmental and other legal proceedings arising out of the ordinary course of business. Such matters involve significant expense and divert management's attention and resources from other matters. The damages sought against us in these proceedings may be material and may adversely affect our business, results of operations, financial condition and cash flows.

General Risks

Significant changes in macroeconomic and geopolitical factors could materially adversely affect our financial condition and results of operations.

Macroeconomic conditions impact both our customers and our suppliers. Moreover, the U.S. government continues to operate under historically large deficits and debt burden. Continued distress in global credit markets, business failures, civil unrest, inflation, rising interest rates, foreign exchange rate fluctuations, significant geopolitical conflicts, proposed or additional tariffs, continued volatility in energy prices, the impact of a public health crisis or pandemic, constraints on the global supply chain, a sustained government shutdown and other factors continue to affect the global economy. Moreover, rising energy prices could impact our merchandise distribution, commercial delivery, utility and product costs. While it is unclear how such factors could impact our business in the short term, over a longer period of time these macroeconomic and geopolitical conditions could adversely affect our sales growth, margins and overhead. These could materially adversely affect our financial condition and operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Program

We recognize the importance of assessing, identifying, and managing material risks from cybersecurity threats and have implemented various processes and safeguards to aid in such efforts. Our program encompasses people, processes, and technologies to safeguard our systems, data, and business from cybersecurity threats. Our program prioritizes threat mitigation and risk management, while focusing on maintaining the integrity and resilience of our systems.

Our program is informed by industry standards, including the National Institute of Standards and Technology (NIST) Cyber Security Framework (CSF), the American National Standards Institute encryption standards and the Payment Card Industry Data Security Standard, among others. As part of our cybersecurity strategy, we regularly engage independent, outside expertise to assess and benchmark our overall program against these industry standards.

AutoZone, with the assistance of our managed security service provider, continuously monitors our threat intelligence and events within our digital environments. We employ a variety of methods designed to test and improve our controls, including vulnerability scanning, penetration testing, and attack simulation testing. We have an incident response plan which sets forth procedures to investigate, respond to, contain, and remediate incidents with the support of a cross-functional team. The incident response plan also outlines a process for escalating and communicating incidents to members of management.

During the contract review and vendor engagement process, we assess vendors' adherence to appropriate security practices, requirements, and expectations, including compliance with industry standards and applicable laws and regulations. We also engage a third-party to monitor certain service providers so that we may be alerted of important events that would impact such party's risk profile. We have an Information Security Awareness program which seeks to educate our AutoZoners on security risks and best practices through training, internal communications, and security awareness campaigns. We maintain cybersecurity insurance coverage that may protect us from losses in connection with certain cybersecurity incidents.

Cybersecurity Risks

While we have not experienced a material breach of our information systems or data to date, unauthorized parties have in the past gained access and exfiltrated data. Any future incident could significantly disrupt our operations and key business processes, result in the impairment, loss, unauthorized access of critical or sensitive data, be costly and resource-intensive to remedy; harm our reputation and relationship with customers, AutoZoners, vendors and other stakeholders; and have a material adverse impact on our business and operating results. See "Information Technology, Cybersecurity and Data Privacy Risks" in Item 1A., Risk Factors for additional information related to cybersecurity risks.

Governance

The cybersecurity risk management program is integrated into our broader enterprise risk management framework, which allows our senior management team, with oversight from our Board, to develop a more holistic view of our risk exposure and prioritize and manage such risks accordingly.

AutoZone's Chief Information Security Officer (CISO) reports directly to our Chief Information Officer and Senior Vice President of Information Technology. Our CISO has over 25 years' experience in IT, with over 20 years in dedicated Information Security leadership roles. He has experience across a broad range of industries and holds credentials including the Certified Information Systems Security Professional and the CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors.

The Audit Committee is responsible for overseeing the Company's enterprise risk management program, including cybersecurity risks. At its quarterly committee meetings, the Audit Committee reviews and discusses cybersecurity matters directly with our CISO, including relevant cybersecurity risks, changes to AutoZone's threat landscape, risk mitigation strategies, cybersecurity program assessments and results, and cybersecurity roadmap and progress.

10-K

Item 2. Properties

The following table reflects the number of leased and owned properties and square footage of selling space for our stores as of August 29, 2026:

	No. of Stores	Store Square Footage[1]
Leased	4,542	30,835,302
Owned	3,489	23,825,595
Total	8,031	54,660,897

(1) *Square footage excludes store support centers, regional offices, distribution centers and the areas that hold the local mega hub and hub expanded assortment.*

We have approximately 9.2 million square feet in distribution centers servicing our stores, of which approximately 1.6 million square feet is leased and the remainder is owned. We have 13 distribution centers located throughout the U.S., two in Mexico, and one in Brazil. Our primary store support center is located in Memphis, Tennessee, and consists of approximately 325,000 square feet. We also have four additional store support centers located in Monterrey, Mexico; Chihuahua, Mexico; Sao Paulo, Brazil; and Gurugram, India. Our primary International Sourcing Office is located in Shanghai, China. The ALLDATA headquarters in Elk Grove, California is leased, and we also own or lease other properties which are not material individually or in the aggregate.

Item 3. Legal Proceedings

We are involved in various legal proceedings incidental to the conduct of our business, including, but not limited to, claims and allegations related to wage and hour violations, unlawful termination, employment practices, product liability, privacy and cybersecurity, environmental matters, intellectual property rights or regulatory compliance. We

do not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to our financial condition, results of operations or cash flows.

Additionally, we are not involved in any environmental proceeding in which a governmental authority is a party, and such proceeding involves potential monetary sanctions that we reasonably believe will exceed an applied threshold of $1 million.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The principal market on which our common stock is traded is the New York Stock Exchange under the symbol "AZO." On October 19, 2026, there were 1,388 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a dividend on our common stock. Any future payment of dividends would be dependent upon our financial condition, capital requirements, earnings and cash flow.

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The Board voted to increase the repurchase authorization by $1.5 billion on June 16, 2026, bringing the total value of authorized share repurchases to $42.2 billion.

Shares of common stock repurchased by the Company during the quarter ended August 29, 2026, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 10, 2026 to June 6, 2026	53,878	$ 3,261.08	53,878	$ 2,128,462,512
June 7, 2026 to July 4, 2026	49,256	3,133.93	49,256	1,974,097,786
July 5, 2026 to August 1, 2026	59,095	3,057.51	59,095	1,793,414,378
August 2, 2026 to August 29, 2026	60,964	3,062.74	60,964	1,606,697,599
Total	223,193	$ 3,124.94	223,193	$ 1,606,697,599

The Company allows employees to purchase Company shares under the Company's Eighth Amended and Restated Employee Stock Purchase Plan (as amended from time to time, the "Employee Plan"), qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the Employee Plan, 4,765, 4,419 and 5,000 shares were sold to employees in fiscal 2026, 2025 and 2024, respectively. At August 29, 2026, 108,157 shares of common stock were reserved for future issuance under the Employee Plan.

Once executives have reached the maximum purchases under the Employee Plan, the Sixth Amended and Restated Executive Stock Purchase Plan (the "Executive Plan") permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under the Executive Plan were 177, 246 and 540 shares in fiscal 2026, 2025 and 2024, respectively. At August 29, 2026, 232,003 shares of common stock were reserved for future issuance under the Executive Plan.

Stock Performance Graph

The graph below presents changes in the value of AutoZone's stock as compared to Standard & Poor's 500 Composite Index ("S&P 500") and to Standard & Poor's Retail Index ("S&P Retail Index") for the five-year period beginning August 28, 2021, and ending August 29, 2026.


200%
150%
100%
50%
0%
-50%
Aug-21
Aug-22
Aug-23
Aug-24
Aug-25
Aug-26
AutoZone
S&P 500
S&P Retail Index

Item 6. Reserved

Not required.

10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are a leading retailer and distributor of automotive replacement parts and accessories in the Americas. We began operations in 1979 and at August 29, 2026, operated 6,863 stores in the U.S., 1,001 stores in Mexico and 167 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 29, 2026, in 6,443 of our domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provides prompt delivery of parts and other products and commercial credit to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, we sell the ALLDATA brand of automotive diagnostic, repair, collision and shop management software through www.alldata.com. We also provide product information on our Duralast branded products through www.duralastparts.com. We do not derive revenue from automotive repair or installation services.

Executive Summary

For fiscal 2026, net sales increased to $20.3 billion, a 7.4% increase over the prior year. Domestic commercial sales increased 10.6%, which represents 33.1% of our total Domestic sales. Operating profit increased 3.1% to $3.7 billion, net income increased 3.0% to $2.6 billion and diluted earnings per share increased 5.3% to $152.55 for the year.

Fiscal 2026 comparisons were positively impacted by foreign currency exchange rates which had a favorable impact to net sales of $254.4 million and operating profit of $73.9 million, and IEEPA tariff refunds which has a positive impact on operating profit of $96.0 million. Operating profit comparison was also negatively impacted by an unfavorable net non-cash LIFO impact of $128.0 million.

During fiscal 2026, failure and maintenance related categories represented the largest portion of our sales mix, at approximately 85% of total sales. We have not experienced any fundamental shifts in our category sales mix as compared to previous years.

Our business is impacted by various factors within the economy that affect both our consumer and our industry, including but not limited to inflation, interest rates, levels of consumer debt, fuel and energy costs, prevailing wage rates, foreign exchange rate fluctuations, supply chain disruptions, tariffs, trade policies and other geopolitical factors, hiring and other economic conditions. Given the nature of these macroeconomic factors, which are generally outside of our control, we cannot predict whether or for how long certain trends will continue, nor can we predict to what degree these trends will impact us in the future.

The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven-year-old or older vehicles on the road.

Miles Driven
We believe as the number of miles driven increases, consumers' vehicles are more likely to need service and maintenance, resulting in an increase in the need for automotive hard parts and maintenance items. For the twelve-month period ended July 2026, miles driven in the U.S. increased 0.8% compared to the same period in the prior year based on the latest information available from the U.S. Department of Transportation.

Seven Year Old or Older Vehicles
As the number of seven-year-old or older vehicles on the road increases, we expect an increase in demand for the products we sell. We expect the aging vehicle population to continue to increase as consumers keep their cars longer. According to the latest data provided by S&P Global Mobility, the average age of light vehicles on the road increased slightly to 12.9 years and these vehicles account for approximately 44% of U.S. vehicles.

According to the U.S. Department of Transportation – Federal Highway Administration, vehicles are driven an average of approximately 10,800 miles each year. In seven years, the average miles driven equates to approximately 75,500 miles. Our experience is that at this point in a vehicle's life, most vehicles are not covered by warranties and increased maintenance and repairs are needed to keep the vehicle operating.

Tariffs

On February 20, 2026, the U.S. Supreme Court invalidated tariffs imposed under IEEPA. The President immediately introduced new tariffs under different statutory authority, though their scope and duration, and the likelihood and outcome of further legal challenges to these tariffs, remain uncertain. On April 20, 2026, the Company filed for refunds of IEEPA tariffs paid directly by the Company via the U.S. Customs and Border Protection's consolidated administration and processing of entries tool in the automated commercial environment portal. During the fiscal year ended August 29, 2026, the Company received $127.6 million in IEEPA refunds representing substantially all of the refunds filed by the Company. These refunds were recorded upon receipt as a $96.0 million reduction to Cost of Sales for the refunds related to products previously sold and a $31.6 million reduction to inventory for the portion of the refunds related to unsold inventory. The portion recorded as a reduction to inventory is recorded as a reduction to Cost of Sales as the underlying inventory is sold.

Results of Operations

The following table highlights selected financial information over the past five years:

(in thousands, except per share data, same store sales and selected operating data)	Fiscal Year Ended August 2026	2025	2024[1]	2023	2022
Income Statement Data					
Net sales	$ 20,338,555	$ 18,938,717	$ 18,490,268	$ 17,457,209	$ 16,252,230
Cost of sales, including warehouse and delivery expenses	9,693,581	8,972,243	8,673,216	8,386,787	7,779,580
Gross profit	10,644,974	9,966,474	9,817,052	9,070,422	8,472,650
Operating, selling, general and administrative expenses	6,921,660	6,356,318	6,028,344	5,596,436	5,201,921
Operating profit	3,723,314	3,610,156	3,788,708	3,473,986	3,270,729
Interest expense, net	472,614	475,824	451,578	306,372	191,638
Income before income taxes	3,250,700	3,134,332	3,337,130	3,167,614	3,079,091
Income tax expense[2]	677,923	636,085	674,703	639,188	649,487
Net income[2]	$ 2,572,777	$ 2,498,247	$ 2,662,427	$ 2,528,426	$ 2,429,604
Diluted earnings per share[2]	$ 152.55	$ 144.87	$ 149.55	$ 132.36	$ 117.19
Weighted average shares for diluted earnings per share[2]	16,865	17,245	17,803	19,103	20,733
Same Store Sales					
Increase in domestic comparable store net sales[3]	3.3%	3.2%	0.4%	3.4%	8.4%
Increase (decrease) in international comparable store net sales[3]	13.5%	(3.2%)	16.1%	29.3%	19.1%
Increase in international comparable store net sales (constant currency)[3]	2.2%	9.3%	10.2%	17.5%	19.2%
Increase in total company comparable store net sales[3]	4.5%	2.4%	2.1%	5.6%	9.2%
Increase in total company comparable store net sales (constant currency)[3]	3.2%	3.9%	1.4%	4.6%	9.2%
Balance Sheet Data					
Current assets	$ 9,106,134	$ 8,341,379	$ 7,306,759	$ 6,779,426	$ 6,627,984
Operating lease right-of-use assets	3,470,379	3,194,666	3,057,780	2,998,097	2,918,817
Working capital deficit	(1,000,396)	(1,178,018)	(1,407,484)	(1,732,430)	(1,960,409)
Total assets	21,630,510	19,355,324	17,176,538	15,985,878	15,275,043
Current liabilities	10,106,530	9,519,397	8,714,243	8,511,856	8,588,393
Debt	9,078,320	8,799,775	9,024,381	7,668,549	6,122,092
Finance lease liabilities, less current portion	302,455	288,419	283,882	200,702	217,428
Operating lease liabilities, less current portion	3,369,119	3,093,936	2,960,174	2,917,046	2,837,973
Stockholders' deficit	(2,502,470)	(3,414,313)	(4,749,614)	(4,349,894)	(3,538,913)
Selected Operating Data					
Number of stores at beginning of year	7,657	7,353	7,140	6,943	6,767
New stores	374	305	217	198	177
Closed stores	—	1	4	1	1
Net new stores	374	304	213	197	176
Relocated stores	10	9	6	12	13
Number of stores at end of year	8,031	7,657	7,353	7,140	6,943
AutoZone domestic commercial programs	6,443	6,098	5,898	5,682	5,342
Total Company Store Data					
Inventory per store (in thousands)	$ 963	$ 918	$ 837	$ 807	$ 812
Total AutoZone store square footage (in thousands)	54,661	51,818	49,417	47,899	46,435
Average square footage per AutoZone store	6,806	6,767	6,721	6,709	6,688
Increase in AutoZone store square footage	5.5%	4.9%	3.2%	3.2%	3.1%
Average net sales per AutoZone store (in thousands)	$ 2,593	$ 2,523	$ 2,505	$ 2,435	$ 2,329
Net sales per AutoZone store average square foot	$ 382	$ 374	$ 373	$ 363	$ 349
Total employees at end of year (in thousands)	132	130	126	119	112
Inventory turnover[4]	1.3x	1.4x	1.5x	1.5x	1.5x
Accounts payable to inventory ratio	111.1%	114.2%	119.5%	124.9%	129.5%
After-tax return on invested capital[5]	35.8%	41.3%	49.7%	55.4%	52.9%
Adjusted debt to EBITDAR[6]	2.5	2.5	2.5	2.3	2.1
Net cash provided by operating activities (in thousands)[2]	$ 3,249,117	$ 3,117,337	$ 3,004,116	$ 2,940,788	$ 3,211,135
Cash flow before share repurchases and changes in debt (in thousands)[7]	$ 1,791,107	$ 1,783,217	$ 1,791,635	$ 2,156,026	$ 2,599,636
Share repurchases (in thousands)[8]	$ 2,025,613	$ 1,531,659	$ 3,170,320	$ 3,723,289	$ 4,359,991
Number of shares repurchased (in thousands)	579	447	1,149	1,524	2,220

(1) The fiscal year ended August 31, 2024 consisted of 53 weeks.

(2) Fiscal 2026, 2025, 2024, 2023 and 2022 include excess tax benefits from stock option exercises of $30.7 million, $58.2 million, $81.4 million, $92.2 million, and $63.2 million, respectively.

(3) The domestic and international comparable sales increases are based on sales for all AutoZone stores open at least one year. Constant currency same store sales exclude impacts from fluctuations of foreign exchange rates by converting both the current year and prior year international results at the prior year foreign currency exchange rate. Same store sales are computed on a 52-week basis. Relocated stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the week it closes, and excluded from the computation for all periods subsequent to closing. All sales through our www.autozone.com website, including consumer direct ship-to-home sales, are also included in the computation.

(4) Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the trailing 5 quarters.

(5) After-tax return on invested capital is defined as after-tax operating profit (excluding rent charges) divided by invested capital (which includes a factor to capitalize leases).

(6) Adjusted debt to EBITDAR is defined as the sum of total debt, finance lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(7) Cash flow before share repurchases and changes in debt is defined as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(8) Share repurchases are inclusive of excise tax in fiscal 2026, 2025, 2024 and 2023. The excise tax is assessed at one percent of the fair market value of net stock repurchases after December 31, 2022.

Fiscal 2026 Compared with Fiscal 2025
For the fiscal year ended August 29, 2026, we had net sales of $20.3 billion compared with $18.9 billion for the year ended August 30, 2025, an increase of 7.4%. This growth was driven primarily by a domestic same store sales increase of 3.3% and net sales of $534.3 million from new domestic and international stores. Domestic commercial sales increased $550.1 million, or 10.6%, compared to fiscal 2025 domestic commercial sales.

Same store sales, or sales for our domestic and international stores open at least one year, are computed on a 52-week basis and are as follows:

	Fiscal Year Ended August			
			Constant Currency (1)	
	2026	2025	2026	2025
Domestic	3.3 %	3.2 %	3.3 %	3.2 %
International	13.5 %	(3.2 %)	2.2 %	9.3 %
Total Company	4.5 %	2.4 %	3.2 %	3.9 %

(1) Constant currency same store sales exclude impacts from fluctuations of foreign exchange rates by converting both the current year and prior year international results at the prior year foreign currency exchange rate.

Gross profit for fiscal 2026 was $10.6 billion, or 52.3% of net sales, a 29 basis point decrease compared with $10.0 billion, or 52.6% of net sales for fiscal 2025. The decrease in gross margin was driven by 61 basis points ($192.0 million charge in the current year versus $64.0 million charge in the prior year) from non-cash LIFO impact.

Operating, selling, general and administrative expenses for fiscal 2026 increased to $6.9 billion, or 34.0% of net sales, from $6.4 billion, or 33.6% of net sales for fiscal 2025. The increase in operating expenses as a percentage of sales was primarily driven by investments to support our growth initiatives.

Interest expense, net for fiscal 2026 was $472.6 million compared with $475.8 million during fiscal 2025. Average borrowings for fiscal 2026 were $8.9 billion, compared with $9.0 billion for fiscal 2025. Weighted average borrowing rates were 4.53% and 4.48% for fiscal 2026 and 2025, respectively.

Our effective income tax rate was 20.9% and 20.3% of pre-tax income for fiscal 2026 and fiscal 2025, respectively. The benefit from stock options exercised in fiscal 2026 was $30.7 million compared to $58.2 million in fiscal 2025 (see “Note E – Income Taxes” in the Notes to Consolidated Financial Statements).

Net income for fiscal 2026 increased by 3.0% to $2.6 billion compared to fiscal 2025 due to the factors set forth above, and diluted earnings per share increased 5.3% to $152.55 from $144.87 in fiscal 2025.

Fiscal 2025 Compared with Fiscal 2024
A discussion of changes in our results of operations from fiscal 2025 to fiscal 2024 has been omitted from this Annual Report on Form 10-K, but may be found in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended August 30, 2025, filed with the United States Securities and Exchange Commission on October 27, 2025, which is available free of charge on the SEC’s website at www.sec.gov and at www.autozone.com, by clicking “Investor Relations” located at the bottom of the page.

Quarterly Periods

Each of the first three quarters of our fiscal year consists of 12 weeks, and the fourth quarter consisted of 16 weeks in 2026 and 2025, and 17 weeks in 2024. Because the fourth quarter contains seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of our annual net sales and net income. The fourth quarter of fiscal year 2026 represented 32.4% of annual sales and 36.2% of net income; the fourth quarter of fiscal year 2025 represented 33.0% of annual

sales and 33.5% of net income; and the fourth quarter of fiscal year 2024 represented 33.6% of annual sales and 33.9% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts, products and accessories. We believe that our cash generated from operating activities, available cash reserves and available credit, supplemented with our long-term borrowings will provide ample liquidity to fund our operations while allowing us to make strategic investments to support growth initiatives and return excess cash to stockholders in the form of share repurchases. As of August 29, 2026, we held $326.1 million of cash and cash equivalents, as well as $2.2 billion in undrawn capacity on our revolving credit facility, without giving effect to commercial paper borrowings. We believe our sources of liquidity will continue to be adequate to fund our operations and investments to grow our business, repay our debt as it becomes due and fund our share repurchases over the short-term and long-term. In addition, we believe we have the ability to obtain alternative sources of financing, if necessary. However, decreased demand for our products or changes in customer buying patterns would negatively impact our ability to generate cash from operating activities. Decreased demand or changes in buying patterns could also impact our ability to meet the debt covenants of our credit agreements and, therefore, negatively impact the funds available under our Revolving Credit Agreement. In the event our liquidity is insufficient, we may be required to limit our spending. All of our material borrowing arrangements are described in greater detail in "Note I – Financing" in the Notes to Consolidated Financial Statements.

Net cash provided by operating activities was $3.2 billion in 2026, $3.1 billion in 2025 and $3.0 billion in 2024. Cash flows from operations increased over last year primarily due to increased net income and favorable changes in accounts receivable and inventory.

Our net cash flows used in investing activities were $1.4 billion, $1.4 billion and $1.3 billion in fiscal 2026, 2025 and 2024, respectively. The increase in net cash used in investing activities in fiscal 2026 was primarily due to an increase in capital expenditures. We invested $1.4 billion, $1.3 billion and $1.1 billion in capital assets in fiscal 2026, 2025 and 2024, respectively. The increase in capital expenditures from fiscal 2025 to fiscal 2026 was primarily driven by our growth initiatives, including investments in new stores and hub and mega hub store expansions. We had net new store openings of 374, 304 and 213 for fiscal 2026, 2025 and 2024, respectively. We invest a portion of our assets held by our wholly owned insurance captive in marketable debt securities. We purchased marketable debt securities of $41.0 million, $64.5 million and $38.8 million in fiscal 2026, 2025 and 2024, respectively. We had proceeds from the sale of marketable debt securities of $28.4 million, $63.3 million and $40.8 million in fiscal 2026, 2025 and 2024, respectively. Our net investment in tax credit equity investments was $24.0 million, $111.8 million and $227.5 million in fiscal 2026, 2025 and 2024, respectively.

Net cash used in financing activities was $1.8 billion, $1.7 billion and $1.7 billion in fiscal 2026, 2025 and 2024, respectively. The net cash used in financing activities reflected purchases of treasury stock, which totaled $2.0 billion, $1.6 billion and $3.1 billion for fiscal 2026, 2025 and 2024, respectively. The treasury stock purchases in fiscal 2026, 2025 and 2024 were primarily funded by cash flows from operations and increased borrowings in fiscal 2024. During the year ended August 29, 2026, we repaid our $400 million 3.125% Senior Notes due April 2026 and our $450 million 5.050% Senior Notes due July 2026, and issued $850 million of new debt compared to $500 million in 2025 and $2.3 billion in 2024. In fiscal years 2026 and 2025, the proceeds from the issuance of debt were used for general corporate purposes. In fiscal year 2024, the proceeds from the issuance of debt were used to repay a portion of our commercial paper borrowings and for general corporate purposes.

The Company had net proceeds from commercial paper and short-term borrowings of $276.4 million and $168.6 million during fiscal 2026 and fiscal 2025, respectively, and net repayments of commercial paper and short-term borrowings of $629.6 million during fiscal 2024.

During fiscal 2027, we expect to slightly increase the investment in our business as compared to fiscal 2026. Our investments are expected to be directed primarily to our growth initiatives, including new stores and expanded hub and mega hub stores. The amount of investments in our new stores is impacted by different factors, including

whether the building and land are purchased (requiring higher investment) or leased (generally lower investment) and whether such buildings are located in the U.S., Mexico or Brazil, or located in urban or rural areas.

In addition to building and land costs, our new stores and distribution centers require working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required and resulting in a high accounts payable to inventory ratio. We plan to continue leveraging our inventory purchases; however, our ability to do so may be limited by our suppliers' ability to factor their receivables from us. The Company has arrangements with third-party financial institutions to confirm invoice balances owed by the Company to certain suppliers and pay the financial institutions the confirmed amounts on the invoice due dates. These arrangements allow the Company's inventory suppliers, at their sole discretion, to enter into agreements with these financial institutions to finance the Company's obligations to the suppliers at terms negotiated between the suppliers and the financial institutions. Supplier participation is optional and our obligations to our suppliers, including the amount and dates due, are not impacted by our suppliers' decision to enter into an agreement with a third-party financial institution. A downgrade in our credit ratings or changes in the financial markets could limit the financial institutions' and our suppliers' willingness to participate in these arrangements. We plan to continue negotiating extended terms with our suppliers, benefitting our working capital and resulting in a high accounts payable to inventory ratio. We had an accounts payable to inventory ratio of 111.1% at August 29, 2026, and 114.2% at August 30, 2025.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate we will be able to obtain such financing in view of our credit ratings and favorable experiences in the debt markets in the past.

Our cash balances are held in various locations around the world. As of August 29, 2026, and August 30, 2025, cash and cash equivalents of $113.6 million and $79.1 million, respectively, were held outside of the U.S. and were generally utilized to support the liquidity needs in our foreign operations.

For the fiscal year ended August 29, 2026, our adjusted after-tax return on invested capital ("ROIC"), which is a non-GAAP measure, was 35.8% as compared to 41.3% for the prior year. Adjusted ROIC is calculated as after-tax operating profit (excluding rent charges) divided by invested capital (which includes a factor to capitalize operating leases). We use adjusted ROIC to evaluate whether we are effectively using our capital resources and believe it is an important indicator of our overall operating performance. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Debt Facilities

On November 15, 2024, we amended our existing revolving credit facility (as amended from time to time, the "Revolving Credit Agreement") to extend the termination date by one year. As amended, the Revolving Credit Agreement will terminate, and all amounts borrowed will be due and payable, on November 15, 2028. Revolving borrowings under the Revolving Credit Agreement may be base rate loans, Term Secured Overnight Financing Rate ("SOFR") loans, or a combination of both, at our election. The Revolving Credit Agreement includes (i) a $75 million sublimit for swingline loans, (ii) a $50 million individual issuer letter of credit sublimit and (iii) a $250 million aggregate sublimit for all letters of credit.

Covenants under our Revolving Credit Agreement include restrictions on liens, a maximum debt to earnings ratio, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances.

As of August 29, 2026, we had no outstanding borrowings and $1.7 million of outstanding letters of credit under the Revolving Credit Agreement.

The Revolving Credit Agreement requires that our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.5:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes

and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 29, 2026, was 5.2:1.

In addition to the outstanding letters of credit issued under the Revolving Credit Agreement discussed above, we had $214.5 million in letters of credit outstanding as of August 29, 2026. These letters of credit have various maturity dates and were issued on an uncommitted basis.

As of August 29, 2026, the $1.0 billion of commercial paper borrowings, the $600 million 3.750% Senior Notes due June 2027 were classified as long-term in the Consolidated Balance Sheets as we have the current ability and intent to refinance them on a long-term basis through available capacity in our revolving credit facility. As of August 29, 2026, we had $2.2 billion of availability under our Revolving Credit Agreement, which would allow us to replace these short-term obligations with a long-term financing facility.

On July 15, 2026, the Company repaid its outstanding $450 million 5.050% Senior Notes due July 2026.

On April 21, 2026, we repaid the outstanding $400 million 3.125% Senior Notes due April 2026.

On April 15, 2025, we repaid the $400 million 3.250% Senior Notes due April 2025 and our $500 million 3.625% Senior Notes due April 2025.

On April 18, 2024, we repaid the $300 million 3.125% Senior Notes due April 2024.

On July 14, 2026, we issued $850 million 4.950% Senior Notes due July 2031 under our automatic shelf registration statement on Form S-3, filed with the SEC on July 7, 2026 (File No. 333-297291) (the “2026 Shelf Registration Statement”). The 2026 Shelf Registration Statement allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were used for general corporate purposes.

On April 14, 2025, we issued $500 million 5.125% Senior Notes due June 2030 under our automatic shelf registration statement on Form S-3, filed with the SEC on July 19, 2022 (File No. 333-266209) (the “2022 Shelf Registration Statement”). The 2022 Shelf Registration Statement allowed us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were used for general corporate purposes.

On June 28, 2024, we issued $600 million in 5.100% Senior Notes due July 2029 and $700 million 5.400% Senior Notes due July 2034 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used to repay a portion of our outstanding commercial paper borrowings and for other general corporate purposes.

On October 25, 2023, we issued $500 million in 6.250% Senior Notes due November 2028 and $500 million 6.550% Senior Notes due November 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

The Senior Notes contain a provision that repayment may be accelerated if we experience a change in control (as defined in the agreements). Our borrowings under our Senior Notes contain minimal covenants, primarily restrictions on liens, sale and leaseback transactions and consolidations, mergers and the sale of assets. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the applicable scheduled payment date if covenants are breached or an event of default occurs. Interest on the Senior Notes is paid on a semi-annual basis.

As of August 29, 2026, we were in compliance with all covenants and expect to remain in compliance with all covenants under our borrowing arrangements.

For both of the fiscal years ended August 29, 2026, and August 30, 2025, our adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense ("EBITDAR") ratio was 2.5:1. We calculate adjusted debt as the sum of total debt, finance lease liabilities and rent times six; and we calculate adjusted EBITDAR by adding interest, taxes, depreciation, amortization, rent and share-based compensation expense to net income. We target our debt levels to a specified ratio of adjusted debt to EBITDAR in order to maintain our investment grade credit ratings and believe this is important information for the management of our debt levels. To the extent adjusted EBITDAR increases, we expect our debt levels to increase; conversely, if adjusted EBITDAR decreases, we would expect our debt levels to decrease. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Stock Repurchases

During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors (the "Board"). On June 16, 2026, the Board voted to increase the repurchase authorization by $1.5 billion, bringing the total authorization to $42.2 billion. From January 1998 to August 29, 2026, we have repurchased a total of 156.2 million shares at an aggregate cost of $40.5 billion. We repurchased 0.6 million, 0.4 million and 1.1 million shares of common stock at an aggregate cost of $2.0 billion, $1.5 billion and $3.2 billion during fiscal 2026, 2025 and 2024, respectively. Considering cumulative repurchases as of August 29, 2026, we had $1.6 billion remaining under the Board's authorization to repurchase our common stock. We will continue to evaluate current and expected business conditions and adjust the level of share repurchases under our share repurchase program in a manner that is consistent with our capital allocation strategy or as we otherwise deem appropriate.

Cash flow before share repurchases and changes in debt was $1.8 billion for each of the fiscal years ended August 29, 2026, August 30, 2025 and August 31, 2024, respectively. Cash flow before share repurchases and changes in debt is calculated as the net increase or decrease in cash and cash equivalents less net increases or decreases in debt (excluding deferred financing costs) plus share repurchases. We use cash flow before share repurchases and changes in debt to calculate the cash flows remaining and available. We believe this is important information regarding our allocation of available capital where we prioritize investments in the business and utilize the remaining funds to repurchase shares, while maintaining debt levels that support our investment grade credit ratings. Refer to the "Reconciliation of Non-GAAP Financial Measures" section for further details of our calculation.

Subsequent to August 29, 2026, and through October 19, 2026, we have repurchased 106,862 shares of common stock at an aggregate cost of $310.6 million. Considering the cumulative repurchases subsequent to August 29, 2026, and through October 19, 2026, we have $1.3 billion remaining under the Board's authorization to repurchase our common stock.

Financial Commitments

The following table shows our significant contractual obligations as of August 29, 2026:

	Total	Payment Due by Period			
(in thousands)	Contractual Obligations	Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
Debt(1)	$ 9,125,000	$ 1,625,000	$ 2,000,000	$ 2,700,000	$ 2,800,000
Interest payments(2)	1,791,638	376,975	662,950	450,425	301,288
Operating leases(3)	4,947,791	469,893	984,932	876,049	2,616,917
Finance leases(3)	477,632	116,099	233,383	92,516	35,634
Self-insurance reserves(4)	323,265	99,924	122,206	53,006	48,129
Construction commitments	133,965	133,965	—	—	—
	$ 16,799,291	$ 2,821,856	$ 4,003,471	$ 4,171,996	$ 5,801,968

(1) Debt balances represent principal maturities, excluding interest, discounts, and debt issuance costs.
(2) Represents obligations for interest payments on long-term debt.

10-K

(3) Operating and finance lease obligations include related interest in accordance with ASU 2016-02, Leases (Topic 842).

(4) Self-insurance reserves reflect estimates based on actuarial calculations and are presented net of insurance receivables. Although these obligations do not have scheduled maturities, the timing of future payments is predictable based upon historical patterns. Accordingly, we reflect the net present value of these obligations in our Consolidated Balance Sheets.

Our tax liability for uncertain tax positions, including interest and penalties, was $16.9 million at August 29, 2026. Approximately $0.7 million is classified as current liabilities and $16.2 million is classified as long-term liabilities. We did not reflect these obligations in the table above as we are unable to make an estimate of the timing of payments of the long-term liabilities due to uncertainties in the timing and amounts of the settlement of these tax positions.

Off-Balance Sheet Arrangements

The following table reflects outstanding letters of credit and surety bonds as of August 29, 2026:

(in thousands)	**Total Other Commitments**
Standby letters of credit	$ 216,164
Surety bonds	98,442
	$ 314,606

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers.

There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in our Consolidated Balance Sheets. The standby letters of credit and surety bond arrangements expire within one year but have automatic renewal clauses.

Reconciliation of Non-GAAP Financial Measures

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly our comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board use the above-mentioned non-GAAP financial measures to analyze and compare our underlying operating results and use select measurements to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands)	**2026**	**2025**	**2024**	**2023**	**2022**
Net cash provided by/(used in):					
Operating activities	$ 3,249,117	$ 3,117,337	$ 3,004,116	$ 2,940,788	$ 3,211,135
Investing activities	(1,444,366)	(1,400,430)	(1,286,506)	(876,178)	(648,099)
Financing activities	(1,768,332)	(1,746,819)	(1,683,736)	(2,060,082)	(3,470,497)
Effect of exchange rate changes on cash	17,893	3,543	(12,756)	8,146	506
Net increase/(decrease) in cash and cash equivalents	54,312	(26,369)	21,118	12,674	(906,955)
Less: increase/(decrease) in debt, excluding deferred financing costs	276,400	(231,400)	1,370,400	1,556,200	853,400
Plus: Share repurchases	2,013,195	1,578,186	3,140,917	3,699,552	4,359,991
Cash flow before share repurchases and changes in debt	$ 1,791,107	$ 1,783,217	$ 1,791,635	$ 2,156,026	$ 2,599,636

10-K

Reconciliation of Non-GAAP Financial Measure: Adjusted After-tax ROIC

The following table calculates the percentage of ROIC. ROIC is calculated as after-tax operating profit (excluding rent) divided by invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except percentage)	2026	2025	2024(1)	2023	2022
Net income	$ 2,572,777	$ 2,498,247	$ 2,662,427	$ 2,528,426	$ 2,429,604
Adjustments:					
Interest expense, net	472,614	475,824	451,578	306,372	191,638
Rent expense(2)	500,020	463,031	447,693	406,398	373,278
Tax effect(3)	(203,281)	(190,588)	(181,653)	(143,980)	(119,197)
Adjusted after-tax return	$ 3,342,130	$ 3,246,514	$ 3,380,045	$ 3,097,216	$ 2,875,323
Average debt(4)	$ 8,884,947	$ 8,948,381	$ 8,580,659	$ 6,900,354	$ 5,712,301
Average stockholders' deficit(4)	(2,967,742)	(4,253,805)	(4,797,747)	(4,042,495)	(2,797,181)
Add: Rent x 6(2)(5)	3,000,120	2,778,186	2,686,158	2,438,388	2,239,668
Average finance lease liabilities(4)	415,701	396,323	329,225	296,599	284,453
Invested capital	$ 9,333,026	$ 7,869,085	$ 6,798,295	$ 5,592,846	$ 5,439,241
Adjusted after-tax ROIC	35.8%	41.3%	49.7%	55.4%	52.9%

Reconciliation of Non-GAAP Financial Measure: Adjusted Debt to EBITDAR

The following table calculates the ratio of adjusted debt to EBITDAR. Adjusted debt to EBITDAR is calculated as the sum of total debt, financing lease liabilities and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. The adjusted debt to EBITDAR ratios are presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except ratio)	2026	2025	2024(1)	2023	2022
Net income	$ 2,572,777	$ 2,498,247	$ 2,662,427	$ 2,528,426	$ 2,429,604
Adjustments:					—
Interest expense, net	472,614	475,824	451,578	306,372	191,638
Income tax expense	677,923	636,085	674,703	639,188	649,487
EBIT	3,723,314	3,610,156	3,788,708	3,473,986	3,270,729
Adjustments:					
Depreciation and amortization expense	684,265	613,199	549,755	497,577	442,223
Rent expense(2)	500,020	463,031	447,693	406,398	373,278
Share-based expense	136,804	124,717	106,246	93,087	70,612
EBITDAR	$ 5,044,403	$ 4,811,103	$ 4,892,402	$ 4,471,048	$ 4,156,842
Debt	$ 9,078,320	$ 8,799,775	$ 9,024,381	$ 7,668,549	$ 6,122,092
Financing lease liabilities	417,328	399,940	399,441	287,618	310,305
Add: Rent x 6(2)(5)	3,000,120	2,778,186	2,686,158	2,438,388	2,239,668
Adjusted debt	$ 12,495,768	$ 11,977,901	$ 12,109,980	$ 10,394,555	$ 8,672,065
Adjusted debt to EBITDAR	2.5	2.5	2.5	2.3	2.1

10-K

(1) The fiscal year ended August 31, 2024, consisted of 53 weeks.
(2) The table below outlines the calculation of rent expense and reconciles rent expense to total lease cost, per Financial Accounting Standards Codification ("ASC") 842, the most directly comparable GAAP financial measure, for the 52 weeks ended August 29, 2026 and August 30, 2025, the 53 weeks ended August 31, 2024, and the 52 weeks ended August 26, 2023 and August 27,2022.

	Fiscal Year Ended August				
(in thousands)	2026	2025	2024	2023	2022
Total lease cost, per ASC 842	$ 673,134	$ 626,625	$ 588,835	$ 524,283	$ 470,563
Less: Finance lease interest and amortization	(125,127)	(119,801)	(103,670)	(86,521)	(69,564)
Less: Variable operating lease components, related to insurance and common area maintenance	(47,987)	(43,793)	(37,472)	(31,364)	(27,721)
Rent expense	$ 500,020	$ 463,031	$ 447,693	$ 406,398	$ 373,278

(3) For fiscal 2026, 2025, 2024, 2023 and 2022, the effective tax rate was 20.9%, 20.3%, 20.2%, 20.2% and 21.1%, respectively.
(4) All averages are computed based on trailing five quarters.
(5) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.

Reconciliation of Non-GAAP Financial Measure: Fiscal 2024 Results Excluding Impact of 53rd Week:
The following table summarizes the impact of the additional week to the 53 week fiscal year ended August 31, 2024.

(in thousands, except per share)	Fiscal 2024 Results of Operations	Results of Operations for 53rd Week	Fiscal 2024 Results of Operations Excluding 53rd Week
Net sales	$ 18,490,268	$ (365,879)	$ 18,124,389
Cost of sales	8,673,216	(176,855)	8,496,361
Gross profit	9,817,052	(189,024)	9,628,028
Operating, selling, general and administrative expenses	6,028,344	(102,278)	5,926,066
EBIT	3,788,708	(86,746)	3,701,962
Interest expense, net	451,578	(9,009)	442,569
Income before taxes	3,337,130	(77,737)	3,259,393
Income tax expense	674,703	(17,024)	657,679
Net income	$ 2,662,427	$ (60,713)	$ 2,601,714
Diluted earnings per share	$ 149.55	$ (3.41)	$ 146.14

Recent Accounting Pronouncements

See Note A of the Notes to Consolidated Financial Statements for a discussion on recent accounting pronouncements.

Critical Accounting Estimates

Preparation of our Consolidated Financial Statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the Notes to our Consolidated Financial Statements, we describe our significant accounting policies used in preparing the Consolidated Financial Statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified self-insurance reserves as a critical accounting estimate that is materially impacted by assumptions and has discussed this policy with the Audit Committee of our Board.

Self-Insurance Reserves
We retain a significant portion of the risks associated with workers' compensation, general and product liability, property and vehicle insurance; and we obtain third-party insurance to limit the exposure related to certain of these risks. Our self-insurance reserve estimates totaled $308.5 million at August 29, 2026, and $268.8 million at August 30, 2025. Where estimates are possible, losses covered by insurance are recognized on a gross basis with a corresponding insurance receivable.

The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and use of a specialist, to estimate the cost to settle reported claims and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors. In recent history, our methods for determining our exposure have remained consistent, and our historical trends have been appropriately factored into our reserve estimates. As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly.

Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about healthcare costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary from our assumptions and estimates, causing our reserves to be overstated or understated. A 10% change in our self-insurance liability would have affected net income by approximately $22.7 million for fiscal 2026.

Our liabilities for workers' compensation, general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of the obligations we determine to be long-term using the risk-free interest rate as of the balance sheet dates.

If the discount rate used to calculate the present value of these reserves changed by 25 basis points, net income would have been affected by approximately $1.4 million for fiscal 2026.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various derivative instruments to reduce interest rate and fuel price risks. To date, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by the Board. Further, we do not buy or sell derivative instruments for trading purposes.

Interest Rate Risk
Our financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

We have historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments as a component of either other current assets or accrued expenses and other. Our interest rate hedge instruments are designated as cash flow hedges. As of August 29, 2026, and August 30, 2025, no such interest rate swaps were outstanding.

If deemed effective, unrealized gains and losses on interest rate hedges are deferred in stockholders' deficit as a component of Accumulated Other Comprehensive Loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in earnings.

The fair value of our debt was estimated at $9.0 billion as of August 29, 2026, and $8.9 billion as of August 30, 2025, based on the quoted market prices for the same or similar debt issues or on the current rates available to us for debt having the same remaining maturities. Such fair value is less than the carrying value of debt by $71.1 million at August 29, 2026, and greater than the carrying value of debt by $94.4 million at August 30, 2025. This amount reflects face amount, adjusted for any unamortized debt issuance costs and discounts.

We had $1.0 billion and $748.6 million in variable rate debt outstanding at August 29, 2026, and August 30, 2025, respectively.

We had outstanding fixed rate debt of $8.1 billion, net of unamortized debt issuance costs of $46.7 million, at August 29, 2026, and $8.1 billion, net of unamortized debt issuance costs of $48.8 million, at August 30, 2025. A one percentage point increase in interest rates would have reduced the fair value of our fixed rate debt by approximately $271.2 million at August 29, 2029.

Foreign Currency Risk
Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than our entities' functional currencies. To minimize our risk, we generally enter into transactions denominated in the respective functional currencies. We are exposed to Brazilian reals, Canadian dollars, euros, Chinese yuan renminbi and British pounds, but our primary foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material.

We view our investments in Mexican subsidiaries as long-term. As a result, we generally do not hedge these net investments. The net asset exposure in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $1.3 billion at August 29, 2026, and $893.1 million at August 30, 2025. The year-end exchange rates with respect to the Mexican peso increased by 9.0% and 5.9% with respect to the U.S. dollar during fiscal 2026 and fiscal 2025, respectively. The potential loss in value of our net assets in the Mexican subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at August 29, 2026, and August 30, 2025, would have been approximately $116.6 million and approximately $81.2 million, respectively. Any changes in our net assets in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the foreign currency translation component of Accumulated Other Comprehensive Loss, unless the Mexican subsidiaries are sold or otherwise disposed.

Item 8. Financial Statements and Supplementary Data

Index

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 29, 2026, the end of our fiscal year. Management based its assessment on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 29, 2026.

Our independent registered public accounting firm, Ernst & Young LLP (PCAOB ID: 42), audited the effectiveness of our internal control over financial reporting. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting as of August 29, 2026, is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AutoZone, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 29, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AutoZone, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 29, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 29, 2026 and August 30, 2025, the related consolidated statements of income, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended August 29, 2026, and the related notes and our report dated October 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Memphis, Tennessee
October 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of AutoZone, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. (the Company) as of August 29, 2026 and August 30, 2025, the related consolidated statements of income, comprehensive income, stockholders' deficit and cash flows for each of the three years in the period ended August 29, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 29, 2026 and August 30, 2025, and the results of its operations and its cash flows for each of the three years in the period ended August 29, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 29, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

	Valuation of Self-insurance Reserves
Description of the Matter	At August 29, 2026, the Company's self-insurance reserve estimate was $308.5 million. As more fully described in Note A of the consolidated financial statements, the Company retains a significant portion of the risks associated with workers' compensation, general and product liability, property and vehicle insurance. The self-insurance reserves are accrued based upon discounted estimates of the liability for claims incurred and for events that have occurred but have not been reported using certain third-party actuarial projections and the Company's claim loss experience.

	Auditing the insurance reserve was complex and judgmental due to the actuarial valuation methods and assumptions related to the loss development factors and loss trends.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the valuation of the self-insurance reserve. This included management's review of the actuarial valuation methods and the assumptions related to the loss development factors and loss trends. To test the valuation of the Company's self-insurance reserve, we performed audit procedures that included, among others, assessing the appropriateness of the actuarial valuation methods and testing the significant assumptions discussed above. We also developed an independent range of reserves for comparison to the Company's recorded amounts, using standard actuarial methods. We involved our actuarial specialists to assist with our audit procedures.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 1988.

Memphis, Tennessee
October 26, 2026

AutoZone, Inc. Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 29, 2026 (52 weeks)	August 30, 2025 (52 weeks)	August 31, 2024 (53 weeks)
Net sales	$ 20,338,555	$ 18,938,717	$ 18,490,268
Cost of sales, including warehouse and delivery expenses	9,693,581	8,972,243	8,673,216
Gross profit	10,644,974	9,966,474	9,817,052
Operating, selling, general and administrative expenses	6,921,660	6,356,318	6,028,344
Operating profit	3,723,314	3,610,156	3,788,708
Interest expense, net	472,614	475,824	451,578
Income before income taxes	3,250,700	3,134,332	3,337,130
Income tax expense	677,923	636,085	674,703
Net income	$ 2,572,777	$ 2,498,247	$ 2,662,427
Weighted average shares for basic earnings per share	16,481	16,789	17,309
Effect of dilutive stock equivalents	384	456	494
Weighted average shares for diluted earnings per share	16,865	17,245	17,803
Basic earnings per share	$ 156.11	$ 148.80	$ 153.82
Diluted earnings per share	$ 152.55	$ 144.87	$ 149.55

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Statements of Comprehensive Income

(in thousands)	Year Ended August 29, 2026 (52 weeks)	August 30, 2025 (52 weeks)	August 31, 2024 (53 weeks)
Net income	$ 2,572,777	$ 2,498,247	$ 2,662,427
Other comprehensive income (loss):			
Foreign currency translation adjustments	126,647	74,236	(174,715)
Unrealized (losses) gains on marketable debt securities, net of taxes	(2,295)	618	2,151
Net derivative activities, net of taxes	1,684	1,754	1,782
Total other comprehensive income (loss)	126,036	76,608	(170,782)
Comprehensive income	$ 2,698,813	$ 2,574,855	$ 2,491,645

See Notes to Consolidated Financial Statements.

AutoZone, Inc. Consolidated Balance Sheets

(in thousands)	August 29, 2026	August 30, 2025
Assets		
Current assets:		
Cash and cash equivalents	$ 326,115	$ 271,803
Accounts receivable	755,026	670,137
Merchandise inventories	7,735,560	7,025,688
Other current assets	289,433	373,751
Total current assets	9,106,134	8,341,379
Property and equipment:		
Land	1,706,684	1,474,433
Buildings and improvements	6,677,047	5,793,043
Equipment	4,074,230	3,558,814
Leasehold improvements	1,248,797	1,082,339
Construction in progress	466,855	643,699
Property and equipment	14,173,613	12,552,328
Less: Accumulated depreciation and amortization	(6,117,493)	(5,489,819)
	8,056,120	7,062,509
Operating lease right-of-use assets	3,470,379	3,194,666
Goodwill	302,645	302,645
Deferred income taxes	180,246	118,433
Other long-term assets	514,986	335,692
Total assets	$ 21,630,510	$ 19,355,324
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 8,596,585	$ 8,025,590
Current portion of operating lease liabilities	300,102	283,564
Accrued expenses and other	1,155,478	1,151,536
Income taxes payable	54,365	58,707
Total current liabilities	10,106,530	9,519,397
Long-term debt	9,078,320	8,799,775
Operating lease liabilities, less current portion	3,369,119	3,093,936
Deferred income taxes	727,039	520,510
Other long-term liabilities	851,972	836,019
Commitments and contingencies	—	—
Stockholders' deficit:		
Preferred stock, authorized 1,000 shares; no shares issued	—	—
Common stock, par value $.01 per share, authorized 200,000 shares; 16,619 shares issued and 16,173 shares outstanding as of August 29, 2026; 16,927 shares issued and 16,665 shares outstanding as of August 30, 2025	166	169
Additional paid-in capital	2,037,361	1,843,779
Retained deficit	(2,818,482)	(3,975,852)
Accumulated other comprehensive loss	(158,974)	(285,010)
Treasury stock, at cost	(1,562,541)	(997,399)
Total stockholders' deficit	(2,502,470)	(3,414,313)
Total liabilities and stockholders' deficit	$ 21,630,510	$ 19,355,324

See Notes to Consolidated Financial Statements.

10-K

AutoZone, Inc. Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 29, 2026 (52 weeks)	Year Ended August 30, 2025 (52 weeks)	Year Ended August 31, 2024 (53 weeks)
Cash flows from operating activities:			
Net income	$ 2,572,777	$ 2,498,247	$ 2,662,427
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	684,265	613,199	549,755
Other non-cash charges (income)	192,000	64,000	(40,000)
Amortization of debt origination fees	12,549	12,840	11,988
Deferred income taxes	(187,845)	115,389	(254,393)
Share-based compensation expense	136,804	124,717	106,246
Changes in operating assets and liabilities:			
Accounts receivable	(75,037)	(118,606)	(38,282)
Merchandise inventories	(832,799)	(893,908)	(453,101)
Accounts payable and accrued expenses	458,552	657,408	244,134
Income taxes	261,715	68,447	296,398
Other, net	26,136	(24,396)	(81,056)
Net cash provided by operating activities	3,249,117	3,117,337	3,004,116
Cash flows from investing activities:			
Capital expenditures	(1,433,587)	(1,327,257)	(1,072,696)
Purchase of marketable debt securities	(40,960)	(64,504)	(38,757)
Proceeds from sale of marketable debt securities	28,404	63,326	40,849
Net investment in tax credit equity investments	(24,045)	(111,815)	(227,494)
Other, net	25,822	39,820	11,592
Net cash used in investing activities	(1,444,366)	(1,400,430)	(1,286,506)
Cash flows from financing activities:			
Net proceeds from (repayments of) commercial paper	276,400	168,600	(629,600)
Proceeds from issuance of debt	850,000	500,000	2,300,000
Repayment of debt	(850,000)	(900,000)	(300,000)
Net proceeds from sale of common stock	95,874	172,297	176,236
Purchase of treasury stock	(2,013,195)	(1,578,186)	(3,140,917)
Repayment of principal portion of finance lease liabilities	(109,010)	(96,154)	(85,258)
Other, net	(18,401)	(13,376)	(4,197)
Net cash used in financing activities	(1,768,332)	(1,746,819)	(1,683,736)
Effect of exchange rate changes on cash	17,893	3,543	(12,756)
Net increase (decrease) in cash and cash equivalents	54,312	(26,369)	21,118
Cash and cash equivalents at beginning of period	271,803	298,172	277,054
Cash and cash equivalents at end of period	$ 326,115	$ 271,803	$ 298,172
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 413,463	$ 413,026	$ 353,819
Income taxes paid	$ 312,249	$ 313,488	$ 437,552
Leased assets obtained in exchange for new finance lease liabilities	$ 121,433	$ 95,759	$ 196,112
Leased assets obtained in exchange for new operating lease liabilities	$ 698,867	$ 533,197	$ 415,212

See Notes to Consolidated Financial Statements.

10-K

AutoZone, Inc. Consolidated Statements of Stockholders' Deficit

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 26, 2023	18,936	$ 189	$ 1,484,992	$ (2,959,278)	$ (190,836)	$ (2,684,961)	$ (4,349,894)
Net income	—	—	—	2,662,427	—	—	2,662,427
Total other comprehensive loss	—	—	—	—	(170,782)	—	(170,782)
Purchase of 1,149 shares of treasury stock	—	—	—	—	—	(3,170,320)	(3,170,320)
Retirement of treasury shares	(1,703)	(17)	(142,391)	(4,128,131)	—	4,270,539	—
Issuance of common stock under stock options and stock purchase plans	218	3	176,233	—	—	—	176,236
Share-based compensation expense	—	—	102,719	—	—	—	102,719
Balance at August 31, 2024	17,451	175	1,621,553	(4,424,982)	(361,618)	(1,584,742)	(4,749,614)
Net income	—	—	—	2,498,247	—	—	2,498,247
Total other comprehensive income	—	—	—	—	76,608	—	76,608
Purchase of 447 shares of treasury stock	—	—	—	—	—	(1,531,659)	(1,531,659)
Retirement of treasury shares	(710)	(7)	(69,878)	(2,049,117)	—	2,119,002	—
Issuance of common stock under stock options and stock purchase plans	186	1	172,295	—	—	—	172,296
Share-based compensation expense	—	—	119,809	—	—	—	119,809
Balance at August 30, 2025	16,927	169	1,843,779	(3,975,852)	(285,010)	(997,399)	(3,414,313)
Net income	—	—	—	2,572,777	—	—	2,572,777
Total other comprehensive income	—	—	—	—	126,036	—	126,036
Purchase of 579 shares of treasury stock	—	—	—	—	—	(2,025,613)	(2,025,613)
Retirement of treasury shares	(395)	(4)	(45,067)	(1,415,400)	—	1,460,471	—
Issuance of common stock under stock options and stock purchase plans	87	1	95,873	—	—	—	95,874
Share-based compensation expense	—	—	142,776	(7)	—	—	142,769
Balance at August 29, 2026	16,619	$ 166	$ 2,037,361	$ (2,818,482)	$ (158,974)	$ (1,562,541)	$ (2,502,470)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. ("AutoZone" or the "Company") is a leading retailer and distributor of automotive replacement parts and accessories in the Americas. At the end of fiscal 2026, the Company operated 6,863 stores in the U.S., 1,001 stores in Mexico and 167 stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At the end of fiscal 2026, in 6,443 of the domestic stores as well as the vast majority of our stores in Mexico and Brazil, we had a commercial sales program that provided prompt delivery of parts and other products and commercial credit to local, regional and national repair garages, dealers, service stations, fleet owners and other accounts. We also sell automotive hard parts, maintenance items, accessories and non-automotive products through www.autozone.com, and our commercial customers can make purchases through www.autozonepro.com. Additionally, the Company sells the ALLDATA brand automotive diagnostic, repair, collision and shop management software through www.alldata.com. The Company also provides product information on its Duralast branded products through www.duralastparts.com. The Company does not derive revenue from automotive repair or installation services.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Fiscal 2026 and 2025 represented 52 weeks. Fiscal 2024 represented 53 weeks.

Basis of Presentation: The Consolidated Financial Statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Variable Interest Entities: The Company invests in certain tax credit funds that promote renewable energy and generate a return primarily through the realization of federal tax credits. The deferral method is used to account for the tax attributes of these investments.

The Company considers its investments in these tax credit funds as investments in variable interest entities ("VIEs"). The Company evaluates the investment in any VIE to determine whether it is the primary beneficiary. The Company considers a variety of factors in identifying the entity that holds the power to direct matters that most significantly impact the VIE's economic performance including, but not limited to, the ability to direct financing, leasing, construction and other operating decisions and activities. As of August 29, 2026, the Company held tax credit equity investments that were deemed to be VIEs and determined that it was not the primary beneficiary of the entities, as it did not have the power to direct the activities that most significantly impacted the entities and accounted for these investments using the equity method. The Company's maximum exposure to losses is generally limited to its net investment, which was $53.1 million as of August 29, 2026, and $60.8 million as of August 30, 2025 and was included within the Other long-term assets caption in the accompanying Consolidated Balance Sheets.

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than five days. Credit and debit card receivables included within cash and cash equivalents were $108.3 million at August 29, 2026, and $105.0 million at August 30, 2025.

Cash balances are held in various locations around the world. Cash and cash equivalents of $113.6 million and $79.1 million were held outside of the U.S. as of August 29, 2026, and August 30, 2025, respectively, and were generally utilized to support the liquidity needs of our foreign operations.

Accounts Receivable: In accordance with ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326)*, the Company estimates all expected credit losses for financial assets measured at amortized cost basis, including trade receivables, based on historical experience, current market conditions and supportable forecasts. The Company's accounts receivable primarily consists of receivables from commercial customers. The Company routinely grants credit to certain commercial customers on a short-term basis consisting primarily of daily, weekly or monthly terms. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and diversification of customers, as well as the low dollar value for its typical sales transaction.

Receivables are presented net of an allowance for credit losses. Allowances for expected credit losses are determined based on historical experience, the current economic environment, our expectations of future economic conditions and the current evaluation of the composition of accounts receivable. The Company will apply adjustments for specific factors and current economic conditions as needed at each reporting date. The Company's allowance for credit losses is included in "Accounts receivable" on the accompanying Consolidated Balance Sheets as of August 29, 2026, and August 30, 2025. The balance of the allowance for credit losses was $15.3 million at August 29, 2026, and $11.7 million at August 30, 2025.

Vendor Receivables: The Company's vendor receivables primarily consist of balances arising from its vendors through a variety of programs and arrangements, including rebates, allowances, promotional funds and reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products. The amounts to be received are prescribed by the terms of the vendor agreements and therefore collection of such amounts is generally not at risk. The Company regularly reviews vendor receivables for collectability and assesses the need for an allowance for credit losses based on an evaluation of the vendors' financial positions and corresponding abilities to meet financial obligations. Management does not believe there is a reasonable likelihood that the Company will be unable to collect the receivables from vendors and did not record a reserve for expected credit losses from vendors in the Consolidated Financial Statements as of August 29, 2026, and August 30, 2025. Vendor receivables are included in "Accounts receivable" on the accompanying Consolidated Balance Sheets as of August 29, 2026, and August 30, 2025.

Merchandise Inventories: Merchandise inventories include related purchasing, storage and handling costs. Inventory cost has been determined using the last-in, first-out ("LIFO") method stated at the lower of cost or market for domestic inventories and the weighted average cost method stated at the lower of cost or net realizable value for Mexico and Brazil inventories. The Company's policy is not to write up inventory in excess of replacement cost. Due to recent price changes on the Company's merchandise purchases, primarily due to inflation driven by tariffs, the Company's LIFO credit reserve balance was $275.0 million at August 29, 2026, and $83.0 million at August 30, 2025. Increases to the Company's LIFO credit reserve balance are recorded as a non-cash charge to cost of sales and decreases are recorded as a non-cash benefit to cost of sales.

On February 20, 2026, the U.S. Supreme Court invalidated tariffs imposed under IEEPA. On April 20, 2026, the Company filed for refunds of IEEPA tariffs paid directly by the Company via the U.S. Customs and Border Protection's consolidated administration and processing of entries tool in the automated commercial environment portal. During the fiscal year ended August 29, 2026, the Company received $127.6 million in IEEPA refunds representing substantially all of the refunds filed by the Company. These refunds were recorded upon receipt as a $96.0 million reduction to Cost of Sales for the refunds related to products previously sold and a $31.6 million reduction to inventory for the portion of the refunds related to unsold inventory. The portion recorded as a reduction to inventory is recorded as a reduction to Cost of Sales as the underlying inventory is sold.

Marketable Debt Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities and classifies them as available-for-sale. The Company includes these marketable debt securities within the Other current assets and Other long-term assets captions in the accompanying Consolidated Balance Sheets and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. (Refer to "Note B – Fair Value Measurements" and "Note C – Marketable Debt Securities" for a discussion of marketable debt securities.)

Property and Equipment: Property and equipment is stated at cost. Property consists of land, which includes finance leases – real estate, buildings and improvements, equipment, which includes finance leases – vehicles, and construction in progress (CIP). CIP represents costs incurred for the construction of retail store locations, renovations of existing stores, and the development of distribution centers. Assets recorded as CIP are not depreciated until the assets are placed in service. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, including software, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under finance leases.

Cloud Computing Arrangements: The Company capitalizes implementation costs associated with its cloud computing arrangements when incurred, consistent with the treatment of costs capitalized for internal use software. These costs begin amortization once the related software is placed in service and will be amortized over the remaining non-cancellable term of the hosting agreement, plus any renewal periods that are reasonably certain to be exercised, and are recorded within Operating, selling, general and administrative expenses in the Company's Consolidated Statements of Income, the same line item as the related hosting fees. Amortization expense of $1.2 million was recorded in the fiscal year ended August 29, 2026, with no amortization expense recorded in the comparable prior year periods. Capitalized cloud-based enterprise resource planning (ERP) software implementation costs were $4.1 million recorded within Other current assets and $48.0 million recorded within Other long-term assets on the Company's Consolidated Balance Sheets at August 29, 2026 and $1.6 million recorded within Other current assets and $29.6 million recorded within Other long-term assets on the Company's Consolidated Balance Sheets at August 30, 2025. Cloud computing arrangement implementation costs are classified within operating activities in the Company's Statements of Cash Flows.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. In accordance with ASC 350, *Intangibles – Goodwill and Other*, an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company had approximately $302.6 million of goodwill at August 29, 2026, and August 30, 2025. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. In the fourth quarter of fiscal 2026 and 2025, the Company concluded its remaining goodwill was not impaired.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various derivative instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors (the "Board"). Further, the Company does not buy or sell derivative instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying Consolidated Statements of Cash Flows in the same categories as the cash flows from the items being hedged. If deemed effective, the resulting gain or loss from such settlement is deferred to Accumulated Other Comprehensive Loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged.

Foreign Currency: The Company accounts for its foreign operations using the local market currency and converts its financial statements from these currencies to U.S. dollars. The cumulative loss on currency translation is recorded as a component of Accumulated Other Comprehensive Loss (Refer to "Note L – Accumulated Other Comprehensive Loss" for additional information regarding the Company's Accumulated Other Comprehensive Loss.)

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, general and product liability, property and vehicle insurance. The Company obtains third-party insurance to limit the exposure related to certain of these risks. The reserve for the Company's liability associated with these risks totaled $308.5 million and $268.8 million at August 29, 2026, and August 30, 2025, respectively.

The assumptions made by management in estimating its self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. The Company utilizes various methods, including analyses of historical trends and use of a specialist, to estimate the costs to settle reported claims and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on claims incurred as of the balance sheet date. When estimating these liabilities, the Company considers factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends and projected inflation of related factors.

The Company's liabilities for workers' compensation, general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, the Company reflects the net present value of the obligations it determines to be long-term using the risk-free interest rate as of the balance sheet dates.

Leases: The Company leases certain real estate and vehicles under various non-callable leases. Leases are recorded on their commencement date, which is the date the Company takes possession or control of the underlying asset. Most of the Company's leases are operating leases; however, certain land and vehicles are leased under finance leases. The leases have varying terms and expire at various dates through 2046. Real estate operating leases typically have initial terms between one and 20 years, and real estate finance leases typically have terms of 20 or more years, with multiple optional renewal periods of one to five years each. Vehicle finance leases typically have original terms between one and five years. The Company subleases certain properties that are not used in its operations. Sublease income was not significant for the periods presented.

Lease-related assets and liabilities are recognized for all leases with an initial term of 12 months or greater. The exercise of lease renewal options is at the Company's sole discretion. The Company evaluates renewal options at commencement and on an ongoing basis and includes options that are reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities.

Certain lease agreements require variable payments based upon actual costs of common-area maintenance, real estate taxes and insurance. Lease components are not separated from the non-lease components (typically fixed common-area maintenance costs at its retail store locations) for all classes of leased assets, except vehicles which contain variable non-lease components that are expensed as incurred. The Company uses the stated borrowing rate in determining the present value of the lease payments over the lease term for vehicles. The Company's incremental borrowing rate is used to determine the present value of the lease payments over the lease term for substantially all the operating and financing leases for retail stores, distribution centers and other real estate, as these leases typically do not have a stated borrowing rate. For operating leases that commenced prior to the date of adoption of ASU 2016-02 – *Leases* (Topic 842), the Company used the incremental borrowing rate that corresponded to the remaining lease term as of the date of adoption. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. (Refer to "Note D – Leases" for additional disclosures regarding the Company's leases.)

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. (Refer to "Note I – Financing" for a discussion of the carrying values and fair values of the Company's debt and "Note C – Marketable Debt Securities" for additional disclosures related to marketable debt securities.)

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to the Company in the various jurisdictions in which we operate.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities, and if applicable, penalties, as a component of Income tax expense. The income tax liabilities and accrued interest and penalties that are expected to be payable within one year of the balance sheet date are presented within the Accrued expenses and other caption in the accompanying Consolidated Balance Sheets. The remaining portion of the income tax liabilities and accrued interest and penalties are presented within the Other long-term liabilities caption in the accompanying Consolidated Balance Sheets because payment of cash is not anticipated within one year of the balance sheet date. (Refer to "Note E – Income Taxes" for additional disclosures regarding the Company's income taxes.)

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are included within the Accrued expenses and other caption until remitted to the taxing authorities.

Dividends: The Company currently does not pay a dividend on its common stock. The ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, any future payment of dividends would be dependent upon the Company's financial condition, capital requirements, earnings and cash flow.

Revenue Recognition: The Company's primary source of revenue is derived from the sale of automotive aftermarket parts and merchandise to its retail and commercial customers. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, in an amount representing the consideration

the Company expects to receive in exchange for selling products to its customers. Shipping and handling activities are considered activities to fulfill the order, and therefore are not evaluated as a separate performance obligation. Sales are recorded net of variable consideration in the period incurred, including discounts, sales incentives and rebates, sales taxes and estimated sales returns. Sales returns are based on historical return rates. The Company may enter into contracts that include multiple combinations of products and services, which are accounted for as separate performance obligations and do not require significant judgment.

The Company's performance obligations are typically satisfied when the customer takes possession of the merchandise. Revenue from retail customers is recognized when the customer leaves our store with the purchased products, typically at the point of sale or for E-commerce orders when the product is shipped. Revenue from commercial customers is recognized upon delivery, typically same-day. Payment from retail customers is at the point of sale and payment terms for commercial customers are based on the Company's pre-established credit requirements and generally range from 1 to 30 days. Discounts, sales incentives and rebates are treated as separate performance obligations, and revenue allocated to these performance obligations is recognized as the obligations to the customer are satisfied. Additionally, the Company estimates and records gift card breakage as redemptions occur. The Company offers diagnostic, repair, collision and shop management information software used in the automotive repair industry through ALLDATA. This revenue is recognized as services are provided. Revenue from these services is recognized over the life of the contract.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount in the event the customer returns a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

There were no material contract assets, liabilities or deferred costs recorded on the Consolidated Balance Sheet as of August 29, 2026, and August 30, 2025. Revenue related to unfulfilled performance obligations as of August 29, 2026, and August 30, 2025 is not significant. (Refer to "Note P – Segment Reporting" for additional information related to revenue recognized during the period.)

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product. These monies are generally recorded as a reduction of merchandise inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to Operating, selling, general and administrative expenses in the period in which the specific costs were incurred.

The Company expenses advertising costs as incurred. Advertising expense, net of vendor promotional funds, was $101.2 million in fiscal 2026, $109.5 million in fiscal 2025 and $102.7 million in fiscal 2024. Vendor promotional funds, which reduced advertising expense, amounted to $70.4 million in fiscal 2026, $65.7 million in fiscal 2025 and $67.8 million in fiscal 2024.

Cost of Sales and Operating, Selling, General and Administrative Expenses: The following illustrates the primary costs classified in each major expense category:

Cost of Sales

- Total cost of merchandise sold, including:
  - Freight expenses associated with moving merchandise inventories from the Company's vendors to the distribution centers;
  - Vendor allowances that are not reimbursements for specific, incremental and identifiable costs
- Costs associated with operating the Company's supply chain, including payroll and benefits, warehouse and delivery expenses, transportation, depreciation and amortization; and
- Inventory shrinkage

Operating, Selling, General and Administrative Expenses

- Payroll and benefits for store, field leadership and store support employees;
- Occupancy of store and store support facilities;
- Depreciation and amortization related to store and store support assets;
- Transportation associated with field leadership, commercial sales force and deliveries from stores;
- Advertising;
- Self-insurance;
- Technology; and
- Other administrative costs, such as credit card transaction fees, legal costs, supplies and travel and lodging

Warranty Costs: The Company or the vendors supplying its products provides the Company's customers with limited warranties on certain products that range from 30 days to lifetime. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded within the Accrued expenses and other caption in the Consolidated Balance Sheets. For vendor allowances in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding common shares adjusted for the effect of common stock equivalents, which are primarily stock options. There were 175,819, 115,475 and 118,771 stock options excluded for the year ended August 29, 2026, August 30, 2025 and August 31, 2024, respectively, because they would have been anti-dilutive.

Share-Based Payments: Share-based payments include stock option grants, restricted stock, restricted stock units, stock appreciation rights and other transactions under the Company's equity incentive plans. The Company recognizes compensation expense for its share-based payments over the requisite service period based on the fair value of the awards. The Company uses the Black-Scholes-Merton multiple-option pricing model to calculate the fair value of stock options. The value of restricted stock is based on the stock price of the award on the grant date. (Refer to "Note N – Share-Based Plans" for further discussion.)

Risk and Uncertainties: In fiscal 2026, one class of similar products accounted for approximately 14 percent of the Company's total revenues, and one individual vendor provided approximately 14 percent of our total purchases. No other class of similar products accounted for 10 percent or more of total revenues, and no other individual vendor provided more than 10 percent of total purchases.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740)*. The amendments in this ASU are intended to enhance the transparency of income tax information by updating income tax disclosure requirements. The guidance is effective for public entities for annual periods beginning after December 15, 2024, and early adoption is permitted. The amendments in this ASU should be applied on a prospective basis; however, retrospective application is permitted. The Company adopted this standard on a prospective basis with our fiscal 2026 annual filing. The adoption of this guidance resulted in incremental disclosures in the Company's financial statements, but did not have a material impact on the Company's consolidated financial statements. (Refer to "Note E – Income Taxes" for additional information.)

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)*. This ASU requires disclosure in the notes to the financial statements, at each interim and annual reporting period, of specified information about certain costs and expenses including purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption. Also required is a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated. This ASU is effective for all public entities for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. This ASU should be applied either prospectively to financial statements issued after the effective date of this update or retrospectively to all prior periods presented in the financial statements. The Company will adopt this standard with its fiscal 2028 annual filing. The Company is currently evaluating these new disclosure requirements and the impact of adoption.

In September 2025, the FASB issued ASU 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40).* This ASU is intended to modernize internal-use software guidance by removing all project stages and clarifying the thresholds entities apply to begin capitalizing costs. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, and early adoption is permitted. The amendments in this ASU may be applied using a prospective, modified, or retrospective transition approach. This update will be effective for the Company beginning with its fiscal 2029 first quarter. The Company is currently evaluating the impact of adoption.

In May 2026, the FASB issued ASU 2026-02, *Environmental Credits and Environmental Credit Obligations (Topic 818)*. This ASU provides recognition, measurement, presentation, and disclosure requirements for all entities that generate, purchase, or receive environmental credits or have a regulatory compliance obligation that may be settled with environmental credits. This ASU is effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, and early adoption is permitted as of the beginning of an annual reporting period. The amendments in this ASU should be applied on a retrospective basis. This update will be effective for the Company beginning with its fiscal 2029 first quarter. The Company is currently evaluating the impact of adoption.

Note B – Fair Value Measurements

The Company defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company uses the fair value hierarchy, which prioritizes the inputs used to measure fair value. The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are set forth below:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs — inputs other than quoted market prices included within Level 1 that are observable, either directly or indirectly, for the asset or liability.

Level 3 inputs — unobservable inputs for the asset or liability, which are based on the Company's own assumptions as there is little, if any, observable activity in identical assets or liabilities.

Marketable Debt Securities Measured at Fair Value on a Recurring Basis
The Company's marketable debt securities measured at fair value on a recurring basis were as follows:

	August 29, 2026			
(in thousands)	Level 1	Level 2	Level 3	Fair Value
Other current assets	$ 9,623	$ 4,346	$ —	$ 13,969
Other long-term assets	60,190	59,617	—	119,807
	$ 69,813	$ 63,963	$ —	$ 133,776

	August 30, 2025			
(in thousands)	Level 1	Level 2	Level 3	Fair Value
Other current assets	$ 13,667	$ 4,994	$ —	$ 18,661
Other long-term assets	52,278	53,201	—	105,479
	$ 65,945	$ 58,195	$ —	$ 124,140

10-K

The Company's marketable debt securities are typically valued at the closing price in the principal active market as of the last business day of the quarter or through the use of other market inputs relating to the debt securities, including benchmark yields and reported trades.

Additionally, the Company has deferred compensation plan assets which are recorded at fair value on a recurring basis using Level 1 inputs. These assets consisted of investments in various mutual and money markets funds of which $3.5 million is recorded in Other current assets and $34.0 million is recorded in Other long-term assets at August 29, 2026, and $2.7 million was recorded in Other current assets and $68.2 million was recorded in Other long-term assets at August 30, 2025. The Company's liability under the plan included $3.5 million recorded in Accrued expenses and other and $34.0 million recorded in Other long-term liabilities at August 29, 2026, and $2.7 million recorded in Accrued expenses and other and $68.2 million recorded in Other long-term liabilities at August 30, 2025.

Fair values of the marketable debt securities by asset class are described in "Note C – Marketable Debt Securities."

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis
Certain non-financial assets and liabilities are required to be measured at fair value on a non-recurring basis in certain circumstances, including the event of impairment. These non-financial assets and liabilities could include assets and liabilities acquired in an acquisition as well as goodwill, intangible assets and property, plant and equipment that are determined to be impaired. At August 29, 2026, the Company did not have any other significant non-financial assets or liabilities that had been measured at fair value on a non-recurring basis subsequent to initial recognition.

Financial Instruments not Recognized at Fair Value
The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note I – Financing."

Note C – Marketable Debt Securities

The Company's basis for determining the cost of a security sold is the "Specific Identification Model." Unrealized

gains (losses) on marketable debt securities are recorded in Accumulated Other Comprehensive Loss. The Company's available-for-sale marketable debt securities consisted of the following:

	August 29, 2026			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 30,264	$ 25	$ (535)	$ 29,754
Government bonds	66,505	7	(951)	65,561
Mortgage-backed securities	21,023	28	(274)	20,777
Asset-backed securities and other	17,733	9	(58)	17,684
	$ 135,525	$ 69	$ (1,818)	$ 133,776

	August 30, 2025			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate debt securities	$ 23,441	$ 270	$ (33)	$ 23,678
Government bonds	63,053	910	(201)	63,762
Mortgage-backed securities	21,433	227	(81)	21,579
Asset-backed securities and other	15,043	81	(3)	15,121
	$ 122,970	$ 1,488	$ (318)	$ 124,140

The contractual maturities of the Company's available for sale marketable debt securities are as follows:

	August 29, 2026	
(in thousands)	Amortized Cost Basis	Fair Value
Due within one year	$ 15,300	$ 13,969
Due after one year through five years	76,923	77,527
Due after five years through ten years	29,849	29,022
Due after ten years	13,453	13,258
	$ 135,525	$ 133,776

The marketable debt securities held at August 29, 2026, had effective maturities ranging from less than one year to approximately twenty-seven years. At August 29, 2026, the Company held 222 securities that are in an unrealized loss position of approximately $1.8 million. In evaluating whether a credit loss exists for the securities, the Company considers factors such as the severity of the loss position, the credit worthiness of the investee, the term to maturity and the intent and ability to hold the investments until maturity or until recovery of fair value. An allowance for credit losses was deemed unnecessary given consideration of the factors above. The Company did not realize any material gains or losses on its marketable debt securities during fiscal 2026, 2025 or 2024.

Included above in total marketable debt securities are $119.9 million and $117.4 million of marketable debt securities transferred by the Company's insurance captive to a trust account to secure its obligations to an insurance company related to future workers' compensation and casualty losses as of August 29, 2026, and August 30, 2025, respectively.

Note D – Leases

Lease-related assets and liabilities recorded on the Consolidated Balance Sheets are as follows:

(in thousands)	Classification	August 29, 2026	August 30, 2025
Assets:			
Operating	Operating lease right-of-use assets	$ 3,470,379	$ 3,194,666
Finance	Property and equipment	549,386	528,760
Total lease assets		$ 4,019,765	$ 3,723,426
Liabilities:			
Current:			
Operating	Current portion of operating lease liabilities	$ 300,102	$ 283,564
Finance	Accrued expenses and other	114,873	111,521
Noncurrent:			
Operating	Operating lease liabilities, less current portion	3,369,119	3,093,936
Finance	Other long-term liabilities	302,455	288,419
Total lease liabilities		$ 4,086,549	$ 3,777,440

Accumulated amortization related to finance lease assets was $145.5 million as of August 29, 2026, and $139.6 million as of August 30, 2025.

Lease costs for finance and operating leases for the 52 weeks ended August 29, 2026, and August 30, 2025 are as follows:

		For the year ended	
(in thousands)	Statement of Income Location	August 29, 2026	August 30, 2025
Finance lease cost:			
Amortization of lease assets	Depreciation and amortization	$ 106,122	$ 98,597
Interest on lease liabilities	Interest expense, net	19,005	21,204
Operating lease cost[(1)]	Selling, general and administrative expenses	548,007	506,824
Total lease cost		$ 673,134	$ 626,625

(1) Includes short-term leases, variable lease costs and sublease income, which are immaterial.

10-K

The future rental payments, inclusive of renewal options that have been included in defining the expected lease term, of our operating and finance lease obligations as of August 29, 2026, having initial or remaining lease terms in excess of one year are as follows:

(in thousands)	Finance Leases	Operating Leases	Total
2027	$ 116,099	$ 469,893	$ 585,992
2028	125,771	504,930	630,701
2029	107,612	480,002	587,614
2030	66,379	454,948	521,327
2031	26,137	421,101	447,238
Thereafter	35,634	2,616,917	2,652,551
Total lease payments	477,632	4,947,791	5,425,423
Less: Interest	(60,304)	(1,278,570)	(1,338,874)
Present value of lease liabilities	$ 417,328	$ 3,669,221	$ 4,086,549

The following table summarizes the Company's lease term and discount rate assumptions:

	August 29, 2026
Weighted-average remaining lease term in years, inclusive of renewal options that are reasonably certain to be exercised:	
Finance leases – real estate	20
Finance leases – vehicles	4
Operating leases	12
Weighted-average discount rate:	
Finance leases – real estate	3.85 %
Finance leases – vehicles	5.02 %
Operating leases	4.91 %

Cash paid for amounts included in the measurement of operating lease liabilities of $407.1 million and $382.7 million was reflected in Other, net in Net cash provided by operating activities on the Consolidated Statements of Cash Flows for fiscal years 2026 and 2025, respectively.

As of August 29, 2026, the Company has entered into additional leases which have not yet commenced and are therefore not part of the right-of-use asset and liability. These leases have undiscounted future payments of approximately $80.0 million and $0.1 million for real estate and vehicles, respectively, and will commence when the Company obtains possession of the underlying leased asset. Commencement dates are expected to be from fiscal 2027 to fiscal 2028.

Note E – Income Taxes

The Company adopted ASU 2023-09, *Income Taxes (Topic 740)* on a prospective basis for the fiscal year ended August 29, 2026. Prior-period rate reconciliations and income taxes paid disclosures have not been recast.

The components of operating income before income taxes are as follows:

	Year Ended		
(in thousands)	August 29, 2026	August 30, 2025	August 31, 2024
Domestic	$ 2,673,124	$ 2,499,120	$ 2,663,148
International	577,576	635,212	673,982
	$ 3,250,700	$ 3,134,332	$ 3,337,130

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 29, 2026	August 30, 2025	August 31, 2024
Current tax provision (benefit):			
Federal	$ 418,793	$ 610,076	$ 846,176
State	84,535	68,312	54,837
International	205,015	182,148	193,794
Purchased tax credits	(155,359)	(250,698)	(368,870)
	552,984	609,838	725,937
Deferred tax provision (benefit):			
Federal	369,908	77,770	(163,775)
State	965	(4,463)	12,264
International	(50,415)	(28,217)	(10,616)
Purchased tax credits	(195,519)	(18,843)	110,893
	124,939	26,247	(51,234)
Income tax expense	$ 677,923	$ 636,085	$ 674,703

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate to income before income taxes is as follows:

(in thousands, except rate data)	Year Ended August 29, 2026 Provision	Rate
U.S. Federal statutory income tax rate	$ 682,647	21.0 %
State and local income taxes, net of federal income tax effect(1)	67,810	2.1 %
Foreign tax effects:		
Statutory tax rate difference - Mexico and United States	53,100	1.6 %
Other	2,237	0.1 %
Other foreign jurisdictions	(20,961)	(0.6)%
Effect of changes in tax laws or rates		
Effect of cross-border tax laws (GILTI, Subpart F, FDII-net):		
Foreign Tax Credits	(40,738)	(1.2)%
Other	7,607	0.2 %
Nontaxable or nondeductible items:		
Share-based compensation	(29,289)	(0.9)%
Other	(9,540)	(0.3)%
Tax credits:		
Transferable tax credits	(34,722)	(1.1)%
Other	(8,869)	(0.3)%
Changes in valuation allowances (U.S. federal only)	12,383	0.4 %
Other	899	— %
Worldwide change in unrecognized tax benefits	(4,641)	(0.1)%
Total provision for income taxes	$ 677,923	20.9 %

(1) State taxes in California, Illinois, New York and New Jersey represent the majority of the tax effect in this category.

10-K

	Year Ended	
	August 30, 2025	August 31, 2024
Federal tax at statutory U.S. income tax rate	21.0 %	21.0 %
State income taxes, net	1.6 %	1.6 %
Share-based compensation	(1.5)%	(1.9)%
U.S. Tax on Non-U.S. Income (Subpart F)	2.0 %	2.9 %
U.S. Tax on Non-U.S. Income (NCTI)	1.0 %	1.2 %
Non-U.S. Permanent Differences	(0.8)%	(1.3)%
Non-U.S. Rate Differences	1.1 %	1.1 %
Foreign Tax Credits	(2.8)%	(2.9)%
Other	(1.3)%	(1.5)%
Effective tax rate	20.3 %	20.2 %

For the year ended August 29, 2026, August 30, 2025, and August 31, 2024, the Company recognized excess tax benefits from stock option exercises of $30.7 million, $58.2 million, and $81.4 million, respectively.

The Company is subject to a tax on net CFC tested income ("NCTI"), formerly known as global intangible low-taxed income ("GILTI") which is imposed on foreign earnings. The Company has made the election to record this tax as a period cost, thus has not adjusted the deferred tax assets or liabilities of its foreign subsidiaries for this tax.

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 29, 2026	August 30, 2025
Deferred tax assets:		
Net operating loss and state credit carryforwards	$ 62,468	$ 44,815
Accrued benefits	118,188	99,628
Operating lease liabilities	785,737	753,928
Federal credit carryforwards	20,044	123,465
Other	83,776	79,399
Total deferred tax assets	1,070,213	1,101,235
Valuation allowances	(21,762)	(11,331)
Net deferred tax assets	1,048,451	1,089,904
Deferred tax liabilities:		
Property and equipment	(396,852)	(257,900)
Inventory	(466,924)	(510,242)
Operating lease assets	(713,698)	(682,685)
Other	(17,770)	(41,154)
Deferred tax liabilities	(1,595,244)	(1,491,981)
Net deferred tax liabilities	$ (546,793)	$ (402,077)

At August 29, 2026, and August 30, 2025, the Company had net operating loss ("NOL") carryforwards available to reduce future taxable income totaling approximately $377.7 million ($50.5 million tax effected) and $338.6 million ($33.2 million tax effected), respectively. Certain NOLs have no expiration date and others will expire, if not utilized, in various years from fiscal 2027 through 2045. At August 29, 2026, and August 30, 2025, the Company had deferred tax assets for federal and state income tax credit carryforwards of $31.5 million and $135.1 million, respectively. Income tax credit carryforwards will expire, if not utilized, in various years from fiscal 2027 through 2052.

At August 29, 2026, and August 30, 2025, the Company had a valuation allowance of $21.8 million and $11.3 million, respectively, on deferred tax assets associated with NOL and tax credit carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. Management believes it is more likely than not that the remaining deferred tax assets will be fully realized given the extended carryforward periods referenced and the Company's growing earnings forecasts.

For the year ended August 29, 2026, the Company asserts indefinite reinvestment for basis differences and accumulated earnings through fiscal 2020 with respect to its foreign subsidiaries. The Company does not assert permanent reinvestment of fiscal 2021 through current year earnings with respect to its Mexican subsidiaries while maintaining its assertion of indefinite reinvestment of fiscal 2021 through current year earnings of other foreign subsidiaries. Where necessary, taxes resulting from foreign distributions of current and accumulated earnings (e.g., withholding taxes) have been considered in the Company's provision for income taxes.

As of August 29, 2026, we have not recorded incremental income taxes for outside basis differences of $389.6 million in our investments in foreign subsidiaries, as these amounts are indefinitely reinvested in foreign operations. Determining the amount of unrecognized deferred tax liability related to the outside basis differences in these entities is not practicable.

Several countries where the Company operates have adopted the Organization for Economic Cooperation and Development ("OECD") framework implementing a 15% global minimum tax. This OECD framework, commonly referred to as Pillar Two, did not have a material impact on the Company's income tax provision for the year ended August 29, 2026.

Pursuant to provisions under the Inflation Reduction Act, enacted in August of 2022, the Company purchased transferable federal tax credits from various counterparties during fiscal 2025 and fiscal 2026. Such federal tax credits were purchased at negotiated discounts, resulting in an income tax benefit recorded during the year ended August 29, 2026. Receivables associated with transferable federal tax credits are recorded (netted) within Income taxes payable and Other long-term assets.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was signed into law. The OBBBA created new provisions that are applicable to the Company, including 100% bonus depreciation for qualifying assets placed in service after January 19, 2025, and full expensing of domestic research and experimental expenditures incurred in taxable years beginning after December 31, 2024. The Company does not expect material effective tax rate impacts from these provisions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	August 29, 2026	August 30, 2025
Beginning balance	$ 22,789	$ 37,986
Additions based on tax positions related to the current year	3,952	4,482
Additions for tax positions of prior years	1,197	3,643
Reductions for tax positions of prior years	(2,412)	(5,118)
Reductions due to settlements	(1,086)	(13,150)
Reductions due to statute of limitations	(6,332)	(5,054)
Ending balance	$ 18,108	$ 22,789

Included in the August 29, 2026, and August 30, 2025, balances are $14.3 million and $17.5 million, respectively, of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate. The balances above also include amounts of $2.2 million and $4.3 million for August 29, 2026, and August 30, 2025, respectively, that are accounted for as reductions to deferred tax assets for NOL carryforwards and tax credit carryforwards. It is anticipated that in the event the associated uncertain tax positions are disallowed, the NOL carryforwards and tax credit carryforwards would be utilized to settle the liability.

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had $0.9 million and $3.8 million accrued for the payment of interest and penalties associated with unrecognized tax benefits at August 29, 2026, and August 30, 2025, respectively.

The Company files U.S. federal, U.S. state and local, and international income tax returns. The Company is currently under examination by the IRS for fiscal years 2021 and 2024. With few exceptions, the Company is no longer subject to U.S. federal, U.S. state and local, or Non-U.S. examinations by tax authorities for fiscal year 2020 and prior. While the Company believes that it is adequately accrued for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

The following table represents cash paid for income taxes, net of refunds received:

(in thousands)	Year Ended August 29, 2026
U.S. Federal	$ 25,624
U.S. State and Local:	
California	21,686
Other	47,225
Total U.S.	94,535
Foreign:	
Mexico	210,466
Other	7,248
Total Foreign	217,714
Total	$ 312,249

Note F – Supplier Financing Programs

The Company has arrangements with third-party financial institutions to confirm invoice balances owed by the Company to certain suppliers and pay the financial institutions the confirmed amounts on the invoice due dates. These arrangements allow the Company's inventory suppliers, at their sole discretion, to enter into agreements directly with these financial institutions to finance the Company's obligations to the suppliers at terms negotiated between the suppliers and the financial institutions. Supplier participation is optional and our obligations to our suppliers, including the amount and dates due, are not impacted by our suppliers' decision to enter into an agreement with a third-party financial institution. As of August 29, 2026, and August 30, 2025, the Company had supplier obligations outstanding that had been confirmed under these arrangements of $5.5 billion and $5.4 billion, respectively, which are included in Accounts payable and $285.8 million and $264.9 million, respectively, which are included in Other long-term liabilities in the Consolidated Balance Sheets.

Changes in the Company's supplier obligations are as follows:

(in thousands)	Fiscal Year Ended August 29, 2026
Confirmed obligations outstanding at the beginning of the year	$ 5,698,960
Obligations confirmed during the year	5,501,289
Confirmed obligations paid during the year	(5,421,740)
Confirmed obligations outstanding at the end of the year	$ 5,778,509

10-K

Note G – Accrued Expenses and Other

Accrued expenses and other consisted of the following:

(in thousands)	August 29, 2026	August 30, 2025
Accrued compensation, related payroll taxes and benefits	$ 421,245	$ 385,414
Property, sales and other taxes	182,563	163,321
Finance lease liabilities	114,873	111,521
Medical and casualty insurance claims (current portion)	110,706	95,231
Accrued interest	75,461	82,654
Accrued gift cards	62,153	60,451
Accrued sales and warranty returns	42,862	45,112
Other	145,615	207,832
	$ 1,155,478	$ 1,151,536

The Company retains a significant portion of the insurance risks associated with workers' compensation, general and product liability, property and vehicle insurance. A portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The retained limits per claim type are $2.0 million for workers' compensation, $10.0 million for auto liability, $21.5 million for property and $4.0 million for general and product liability.

Note H – Litigation

The Company is involved in various legal proceedings incidental to the conduct of its business, including, but not limited to, claims and allegations related to wage and hour violations, unlawful termination, employment practices, product liability, privacy and cybersecurity, environmental matters, intellectual property rights or regulatory compliance. The Company does not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note I – Financing

The Company's debt consisted of the following:

(in thousands)	August 29, 2026	August 30, 2025
3.125% Senior Notes due April 2026, effective interest rate 3.28%	$ —	$ 400,000
5.050% Senior Notes due July 2026, effective interest rate 5.09%	—	450,000
3.750% Senior Notes due June 2027, effective interest rate 3.83%	600,000	600,000
4.500% Senior Notes due February 2028, effective interest rate 4.43%	450,000	450,000
6.250% Senior Notes due November 2028, effective interest rate 6.46%	500,000	500,000
3.750% Senior Notes due April 2029, effective interest rate 3.86%	450,000	450,000
5.100% Senior Notes due July 2029, effective interest rate 5.30%	600,000	600,000
4.000% Senior Notes due April 2030, effective interest rate 4.09%	750,000	750,000
5.125% Senior Notes due June 2030, effective interest rate 5.14%	500,000	500,000
1.650% Senior Notes due January 2031, effective interest rate 2.19%	600,000	600,000
4.950% Senior Notes due July 2031, effective interest rate 4.97%	850,000	—
4.750% Senior Notes due August 2032, effective interest rate 4.76%	750,000	750,000
4.750% Senior Notes due February 2033, effective interest rate 4.70%	550,000	550,000
5.200% Senior Notes due August 2033, effective interest rate 5.22%	300,000	300,000
6.550% Senior Notes due November 2033, effective interest rate 6.71%	500,000	500,000
5.400% Senior Notes due July 2034, effective interest rate 5.54%	700,000	700,000
Commercial paper, weighted average interest rate 3.82% at August 29, 2026, and 4.46% at August 30, 2025	1,025,000	748,600
Total debt before discounts and debt issuance costs	9,125,000	8,848,600
Less: Discounts and debt issuance costs	46,680	48,825
Long-term debt	$ 9,078,320	$ 8,799,775

The Company maintains a revolving credit facility (as amended from time to time, the "Revolving Credit Agreement") with a borrowing capacity of $2.25 billion. The maximum borrowing under the Revolving Credit Agreement may, at the Company's option, subject to the lenders' approval, be increased from $2.25 billion to $3.25 billion. On November 15, 2024, the Company amended the Revolving Credit Agreement to extend the termination date by one year. As amended, the Revolving Credit Agreement will terminate, and all amounts borrowed will be due and payable, on November 15, 2028. Revolving borrowings under the Revolving Credit Agreement may be base rate loans, SOFR loans, or a combination of both, at AutoZone's election. The Revolving Credit Agreement includes (i) a $75 million sublimit for swingline loans, (ii) a $50 million individual issuer letter of credit sublimit and (iii) a $250 million aggregate sublimit for all letters of credit.

Covenants under the Company's Revolving Credit Agreement include restrictions on liens, a maximum debt to earnings ratio, a minimum fixed charge coverage ratio and a change of control provision that may require acceleration of the repayment obligations under certain circumstances.

As of August 29, 2026, the Company had no outstanding borrowings and $1.7 million of outstanding letters of credit under the Revolving Credit Agreement.

The Revolving Credit Agreement requires that the Company's consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.5:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. The Company's consolidated interest coverage ratio as of August 29, 2026, was 5.2:1.

As of August 29, 2026, the $1.0 billion of commercial paper borrowings and the $600 million 3.750% Senior Notes due June 2027 were classified as long-term in the accompanying Consolidated Balance Sheets as the Company currently has the ability and intent to refinance them on a long-term basis through available capacity in its Revolving Credit Agreement. As of August 29, 2026, the Company had $2.2 billion of availability under its Revolving Credit

Agreement, which would allow the Company to replace these short-term obligations with a long-term financing facility.

On July 15, 2026, the Company repaid its outstanding $450 million 5.050% Senior Notes due July 2026.

On April 21, 2026, the Company repaid its outstanding $400 million 3.125% Senior Notes due April 2026.

On April 15, 2025, the Company repaid the $400 million 3.250% Senior Notes due April 2025 and our $500 million 3.625% Senior Notes due April 2025.

On April 18, 2024, the Company repaid the $300 million 3.125% Senior Notes due April 2024.

On July 14, 2026, the Company issued $850 million 4.950% Senior Notes due July 2031, under the automatic shelf registration statement on Form S-3, filed with the SEC on July 7, 2026 (File No. 333-297291) (the "2026 Shelf Registration Statement"). The 2026 Shelf Registration Statement allowed the Company to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were for general corporate purposes.

On April 14, 2025, the Company issued $500 million 5.125% Senior Notes due June 2030, under the automatic shelf registration statement on Form S-3, filed with the SEC on July 19, 2022 (File No. 333-266209) (the "2022 Shelf Registration Statement"). The 2022 Shelf Registration Statement allowed the Company to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store or distribution center openings, stock repurchases and acquisitions. Proceeds from the debt issuance were for general corporate purposes.

On June 28, 2024, the Company issued $600 million in 5.100% Senior Notes due July 2029 and $700 million 5.400% Senior Notes due July 2034 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used to repay a portion of the Company's outstanding commercial paper borrowings and for other general corporate purposes.

On October 25, 2023, the Company issued $500 million in 6.250% Senior Notes due November 2028 and $500 million 6.550% Senior Notes due November 2033 under the 2022 Shelf Registration Statement. Proceeds from the debt issuance were used for general corporate purposes.

The Senior Notes contain a provision that repayment of the Senior Notes may be accelerated if the Company experiences a change in control (as defined in the agreements). The Company's borrowings under its senior notes contain minimal covenants, primarily restrictions on liens. All of the repayment obligations under its borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs. Interest for the Senior Notes is paid on a semi-annual basis.

In addition to the outstanding letters of credit issued under the Revolving Credit Agreement discussed above, the Company had $214.5 million in letters of credit outstanding as of August 29, 2026. These letters of credit have various maturity dates and were issued on an uncommitted basis. As of August 29, 2026, the Company was in compliance with all covenants related to its borrowing arrangements.

The fair value of the Company's debt was estimated at $9.0 billion as of August 29, 2026, and $8.9 billion as of August 30, 2025, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same terms (Level 2). Such fair value is less than the carrying value of debt by $71.1 million at August 29, 2026, and greater than the carrying value of debt by $94.4 million at August 30, 2025, respectively. This amount reflects face amount, adjusted for any unamortized debt issuance costs and discounts.

All of the Company's debt is unsecured. Scheduled maturities of debt are as follows:

(in thousands)	Scheduled Maturities
2027	$ 1,625,000
2028	450,000
2029	1,550,000
2030	1,250,000
2031	1,450,000
Thereafter	2,800,000
Subtotal	9,125,000
Discount and debt issuance costs	46,680
Total Debt	$ 9,078,320

Note J – Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	August 29, 2026	August 30, 2025	August 31, 2024
Interest expense	$ 490,233	$ 490,025	$ 465,191
Interest income	(12,680)	(10,972)	(11,312)
Capitalized interest	(4,939)	(3,229)	(2,301)
	$ 472,614	$ 475,824	$ 451,578

Note K – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The Board voted to increase the repurchase authorization by $1.5 billion on June 16, 2026, bringing the total authorization to $42.2 billion. Considering cumulative repurchases as of August 29, 2026, the Company had $1.6 billion remaining under the Board's authorization to repurchase its common stock.

The Company's share repurchase activity consisted of the following:

	Year Ended		
(in thousands)	August 29, 2026	August 30, 2025	August 31, 2024
Amount	$ 2,025,613	$ 1,531,659	$ 3,170,320
Shares	579	447	1,149

During fiscal year 2026, the Company retired 0.4 million shares of treasury stock which had previously been repurchased under the Company's share repurchase program. The retirement increased Retained deficit by $1.4 billion and decreased Additional paid-in capital by $45.1 million. During the comparable prior year period, the Company retired 0.7 million shares of treasury stock, which increased Retained deficit by $2.0 billion and decreased Additional paid-in capital by $69.9 million.

Subsequent to August 29, 2026, and through October 19, 2026, the Company has repurchased 106,862 shares of common stock at an aggregate cost of $310.6 million. Considering the cumulative repurchases through October 19, 2026, the Company has $1.3 billion remaining under the Board's authorization to repurchase its common stock.

Note L – Accumulated Other Comprehensive Loss

Accumulated Other Comprehensive Loss includes certain adjustments to foreign currency translation adjustments, certain activity for interest rate swaps and treasury rate locks that qualify as cash flow hedges and unrealized gains (losses) on available-for-sale marketable debt securities. Changes in Accumulated Other Comprehensive Loss consisted of the following:

(in thousands)	Foreign Currency[1]	Net Unrealized Gain (Loss) on Securities	Derivatives	Total
Balance at August 31, 2024	$ (351,272)	$ 300	$ (10,646)	$ (361,618)
Other Comprehensive Income before reclassifications	74,236	667	—	74,903
Amounts reclassified from Accumulated Other Comprehensive Loss[2]	—	(49)	1,754	1,705
Balance at August 30, 2025	(277,036)	918	(8,892)	(285,010)
Other Comprehensive Income (Loss) before reclassifications	126,647	(2,302)	—	124,345
Amounts reclassified from Accumulated Other Comprehensive Loss[2]	—	7	1,684	1,691
Balance at August 29, 2026	$ (150,389)	$ (1,377)	$ (7,208)	$ (158,974)

(1) Foreign currency, which primarily relates to our operations in Mexico, is shown net of U.S. tax to account for foreign currency impacts of certain undistributed non-U.S. subsidiaries earnings.
(2) Amounts shown are net of taxes/tax benefits.

10-K

Note M – Retirement Savings Plans

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option up to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $44.8 million in fiscal 2026, $42.7 million in fiscal 2025 and $39.0 million in fiscal 2024.

The Company also has a non-qualified executive deferred compensation plan which allows certain qualifying employees to defer a portion of their annual base salary and their annual incentive bonus. This plan provides for matching contributions similar to the 401(k) plan.

Additionally, the Company has the AutoZone Mexico Savings Fund, through which AutoZoners in Mexico build personal savings through regular contributions. The AutoZoner contributes 12% of their salary, and the Company matches that contribution, with all funds distributed to the AutoZoners annually in December. The Company made matching contributions to the AutoZone Mexico Savings Fund of $22.2 million, $17.7 million and $17.5 million in fiscal 2026, 2025 and 2024, respectively.

Note N – Share-Based Plans

The Company has several active and inactive equity incentive plans under which the Company has been authorized to grant share-based awards to key employees and non-employee directors. Awards under these plans have been in the form of restricted stock, restricted stock units, stock options and other awards as defined by the plans. The Company also has an Employee Stock Purchase Plan that allows employees to purchase Company shares at a discount subject to certain limitations. The Company also has an Executive Stock Purchase Plan which permits all eligible executives to purchase AutoZone's common stock using up to twenty-five percent of his or her annual salary and bonus.

Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan
On December 15, 2010, the Company's stockholders approved the 2011 Equity Incentive Award Plan (the "2011 Plan"), allowing the Company to provide equity-based compensation to non-employee directors and employees for their service to AutoZone or its subsidiaries or affiliates. Prior to the Company's adoption of the 2011 Plan, equity-based compensation was provided to employees under the 2006 Stock Option Plan and to non-employee directors under the 2003 Director Compensation Plan (the "2003 Comp Plan").

During fiscal 2016, the Company's stockholders approved the Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan (the "Amended 2011 Equity Plan"). The Amended 2011 Equity Plan imposes a maximum limit on the compensation, measured as the sum of any cash compensation and the aggregate grant date fair value of awards granted under the Amended 2011 Equity Plan, which may be paid to non-employee directors for such service during any calendar year. The Amended 2011 Equity Plan also applies a ten-year term on the Amended 2011 Equity Plan through December 16, 2025, and extended the Company's ability to grant incentive stock options under the Amended 2011 Equity Plan through October 7, 2025.

AutoZone, Inc. 2020 Omnibus Incentive Award Plan
On December 16, 2020, the Company's stockholders approved the AutoZone, Inc. 2020 Omnibus Incentive Award Plan (the "2020 Omnibus Plan"), which serves as the successor to the Amended 2011 Equity Plan. The 2020 Omnibus Plan provides equity-based compensation to our non-employee directors and employees for their service to AutoZone or our subsidiaries or affiliates. Under the 2020 Omnibus Plan, participants may receive equity-based compensation in the form of stock options, restricted stock, restricted stock units, dividend equivalents, deferred stock, stock payments, performance based awards, cash based awards and other incentive awards structured by the Compensation Committee and the Board within parameters set forth in the 2020 Omnibus Plan.

AutoZone, Inc. Director Compensation Program
Under the Company's Director Compensation Program (the "Program"), non-employee directors will receive their compensation in awards of restricted stock units under the 2020 Omnibus Plan, with an option for a certain portion of a director's compensation to be paid in cash at the non-employee director's election. Under the Program, restricted stock units are granted on January 1 of each year (the "Grant Date"). The number of restricted stock units is determined by dividing the amount of the annual retainer by the fair market value of the shares of common stock as of the Grant Date. The restricted stock units are fully vested on the date of grant and are paid in shares of the Company's common stock on the first or the fifth anniversary of the Grant Date (at the Director's election) or if sooner, the date the non-employee director ceases to be a member of the Board ("Separation from Service"). The cash portion of the award, if elected, is paid ratably over each calendar quarter.

Total share-based compensation expense (a component of Operating, selling, general and administrative expenses) was $136.8 million, $124.7 million and $106.2 million for fiscal 2026, 2025 and 2024, respectively.

General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options

The Company grants options to purchase common stock to certain of its employees under the 2020 Omnibus Plan at prices equal to or above the market value of the stock on the date of grant. Options have a term of ten years from grant date. Option-vesting periods range from four to five years, with the majority of options vesting ratably over four years. Options generally have 90 days after the service relationship ends, or one year after death, to exercise all vested options, unless retirement provisions are met. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis over the requisite service period, less estimated forfeitures. Employees who meet the qualified retirement provisions under the 2020 Omnibus Plan are assumed to have a 0% forfeiture rate. All other employee grants assume a 10% forfeiture rate, which is based on historical experience.

The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The following table presents the weighted average

for key assumptions used in determining the fair value of options granted and the related share-based compensation expense:

	Year Ended		
	August 29, 2026	August 30, 2025	August 31, 2024
Expected price volatility	25 %	26 %	29 %
Risk-free interest rate	3.8 %	4.0 %	4.7 %
Weighted average expected lives (in years)	5.4	5.5	5.5
Forfeiture rate	8 %	7 %	7 %
Dividend yield	0 %	0 %	0 %

The following methodologies were applied in developing the assumptions used in determining the fair value of options granted:

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. The Company calculates daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years. An increase in the expected life will increase compensation expense.

Forfeiture rate – This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience at the time of valuation and reduces expense ratably over the vesting period. An increase in the forfeiture rate will decrease compensation expense. This estimate is evaluated periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Dividend yield – The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The weighted average grant date fair value per share of options granted was $1,263.78, $1,026.93 and $922.10 during fiscal 2026, 2025 and 2024, respectively. The intrinsic value of options exercised was $200.0 million, $447.4 million and $424.5 million in fiscal 2026, 2025 and 2024, respectively. The total fair value of options vested was $85.6 million, $79.9 million and $67.0 million in fiscal 2026, 2025 and 2024, respectively.

The Company generally issues new shares when options are exercised. The following table summarizes information about stock option activity for the year ended August 29, 2026:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding – August 30, 2025	857,908	$ 1,788.32		
Granted	119,909	4,059.29		
Exercised	(80,312)	1,049.49		
Forfeited/Cancelled	(7,612)	3,223.47		
Outstanding – August 29, 2026	889,893	2,148.73	5.74	$ 874,144
Exercisable	573,165	1,531.32	4.45	823,522
Expected to vest	306,344	3,254.79	8.06	50,101
Available for future grants	479,633			

As of August 29, 2026, total unrecognized share-based compensation expense related to stock options, net of estimated forfeitures, was approximately $124.4 million, before income taxes, and will be recognized over an estimated weighted average period of 2.7 years.

Restricted Stock Units

Restricted stock unit awards are valued at the market price of a share of the Company's stock on the date of grant and vest ratably on an annual basis over a four-year service period and are payable in shares of common stock on the vesting date. Compensation expense for grants of employee restricted stock units is recognized on a straight-line basis over the four-year service period, less estimated forfeitures, which are consistent with stock option forfeiture assumptions.

As of August 29, 2026, total unrecognized stock-based compensation expense related to nonvested restricted stock unit awards, net of estimated forfeitures, was approximately $12.1 million, before income taxes, which we expect to recognize over an estimated weighted average period of 3.5 years.

Transactions related to restricted stock units for the fiscal year ended August 29, 2026, are as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at August 30, 2025	4,525	$ 2,613.24
Granted	3,955	3,436.05
Vested	(2,828)	2,694.23
Forfeited	(465)	3,361.78
Nonvested at August 29, 2026	5,187	3,129.41

At August 29, 2026, and August 30, 2025, the Company had $14.3 million and $20.2 million, respectively of accrued compensation expense for liability-based stock awards. There were 4,822 outstanding units issued under the 2003 Comp Plan and prior plans. As directors retire, this balance will be reduced. No additional shares of stock or units will be issued in future years under the 2003 Comp Plan or prior plans.

Employee Stock Purchase Plan and Executive Stock Purchase Plan

The Company recognized $3.1 million, $3.2 million and $3.1 million in compensation expense related to the discount on the selling of shares to employees and executives under the various share purchase plans in fiscal 2026, 2025 and 2024, respectively. Under the Employee Plan, 4,765, 4,419 and 5,000 shares were sold to employees in fiscal 2026, 2025 and 2024, respectively. Purchases under the Executive Plan were 177, 246 and 540 shares in fiscal 2026, 2025 and 2024, respectively. Issuances of shares under the Employee Plan are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note K – Stock Repurchase Program." At August 29, 2026, 108,157 shares of common stock were reserved for future issuance under the Employee Plan, and 232,003 shares of common stock were reserved for future issuance under the Executive Plan.

Note O – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $134.0 million at August 29, 2026.

The Company had $216.2 million in outstanding standby letters of credit and $98.4 million in surety bonds as of August 29, 2026, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the Consolidated Balance Sheets. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note P – Segment Reporting

The Company is a leading retailer and distributor of automotive parts and accessories through the Company's 8,031 stores in the Americas. The Company adopted ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, during the fourth quarter of fiscal 2025.

The Company determines its segments based on how the business is managed and evaluated. During the fourth quarter of fiscal 2025, the Company combined all its previously defined operating segments into a single operating and reportable segment to align with how the Company is currently managed and evaluated. This single operating segment includes all operations which are designed to enable customers to purchase products seamlessly in stores and from our online platforms. We carry an extensive product line for cars, sport utility vehicles, vans and light duty trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. The Company's chief operating decision maker ("CODM"), the Chief Executive Officer, regularly reviews consolidated net income, as well as significant segment expenses included in the table below, to evaluate performance and allocate resources. The CODM also evaluates consolidated actual results versus forecasts, budgets and prior year results. The measure of segment assets is reported as "Total assets" on the Consolidated Balance Sheets as of August 29, 2026, and August 30, 2025. Expenditures for long-lived segment assets are reported as "Capital Expenditures" on the Consolidated Statements of Cash Flows for the fiscal years ended 2026, 2025 and 2024. Segment information for previous periods has been recast to conform to the current-period presentation.

The following table represents significant expenses that are regularly provided to the CODM for the following fiscal years:

(in thousands)	Year Ended August 29, 2026	August 30, 2025	August 31, 2024
Auto Parts Segment			
Net sales	$ 20,338,555	$ 18,938,717	$ 18,490,268
Cost of sales, including warehouse and delivery expenses	9,693,581	8,972,243	8,673,216
Gross profit	10,644,974	9,966,474	9,817,052
Less:			
Compensation expense(1)	4,177,794	3,858,570	3,708,476
Rent expense(2)	522,960	478,106	456,862
Depreciation & amortization	597,509	544,117	498,391
Advertising expense	101,224	109,531	102,656
Other segment expenses(3)	1,522,173	1,365,994	1,261,959
Interest expense, net	472,614	475,824	451,578
Income tax expense	677,923	636,085	674,703
Consolidated net income	$ 2,572,777	$ 2,498,247	$ 2,662,427
Auto Parts Segment Sales by Product Grouping:			
Failure	$ 9,951,983	$ 9,291,584	$ 8,979,152
Maintenance items	7,420,216	6,807,347	6,618,494
Accessories and other	2,966,356	2,839,786	2,892,622
Auto Parts net sales	$ 20,338,555	$ 18,938,717	$ 18,490,268

(1) Compensation expense includes operating, selling, general and administrative expenses for payroll expense, benefits, related taxes, share-based compensation and other employee costs.

(2) Rent expense includes rent and variable operating lease components, related to insurance and common area maintenance included in selling, general and administrative expenses. Rent expense related to supply chain is included in cost of sales, including warehouse and delivery expenses.

(3) Other segment items include service charges, insurance expense, vehicle expense, real estate taxes, utilities expense and other operating expenses.

The following table presents the Company's net sales classified by geography:

(in thousands)	Year Ended August 29, 2026	August 30, 2025	August 31, 2024
In the United States	$ 17,613,832	$ 16,671,606	$ 16,219,570
Outside the United States	2,724,723	2,267,111	2,270,698
Total	$ 20,338,555	$ 18,938,717	$ 18,490,268

The following table presents the Company's long-lived assets, consisting primarily of property and equipment, less accumulated depreciation and amortization and operating lease right-of-use assets, classified by geography:

(in thousands)	August 29, 2026	August 30, 2025
In the United States	$ 9,543,736	$ 8,847,597
Outside the United States	1,982,763	1,409,578
Total	$ 11,526,499	$ 10,257,175

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of August 29, 2026, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of August 29, 2026.

Internal Control Over Financial Reporting

A report of AutoZone's management on our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) and a report of Ernst & Young, LLP, an independent registered public accounting firm, on the effectiveness of AutoZone's internal control over financial reporting are included in Part II, Item 8 of this document and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

As part of a multi-year system implementation, the Company began utilizing certain aspects of a new enterprise resource planning ("ERP") system during the quarter ended February 14, 2026. Eventually, this ERP system will replace our existing core financial systems. The ERP system is designed to accurately maintain the Company's financial records, process transactions and provide timely information to its management team. While we believe that this new ERP system will enhance internal controls over financial reporting, there are inherent risks in implementing a new ERP system. Accordingly, we will continue to evaluate the design and operating effectiveness of these controls.

There have been no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the quarter ended August 29, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of Registered Public Accounting Firm

Our internal control over financial reporting as of August 29, 2026, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, which also audited our Consolidated Financial Statements for the year ended August 29, 2026, as stated in their report included herein, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of August 29, 2026.

Item 9B. Other Information

None. Without limiting the generality of the foregoing, during the quarterly period ended August 29, 2026, no officer or director of the Company adopted or terminated any "Rule 10b5-1 trading agreement" or any "non-Rule 10b5-1 trading arrangement," as each item is defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Certain information required by Part III is incorporated by reference from AutoZone's definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be held on December 16, 2026 (our "Proxy Statement"). Except for those portions specifically incorporated in this Annual Report on Form 10-K by reference to the Proxy Statement, no other portions of the Proxy Statement are deemed to be filed as part of this Annual Report on Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I, Item 1 of this document in the section entitled "Information about our Executive Officers," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement relating to our 2026 Annual Meeting of Stockholders, in the sections entitled "Corporate Governance Matters," "Proposal 1 – Election of Directors" and "Delinquent Section 16(a) Reports," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, controller and other financial executives. The Company has made the Code of Ethical Conduct available at www.autozone.com, which can be accessed by clicking "Investor Relations" located at the bottom of the page.

We have adopted insider trading policies and procedures that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable listing standards. Our Insider Trading Policy states that our directors, officers, and employees are prohibited from trading in securities of AutoZone and other companies while in possession of material, nonpublic information and also that our employees are prohibited from disclosing material, nonpublic information of AutoZone or another publicly traded company to others who may trade on the basis of that information. Additionally, our policy also describes the Company's procedures relating to quarterly and non-routine quiet periods during which time directors, officers and designated employees are prohibited from entering into certain transactions involving AutoZone securities. In addition, directors and officers of the Company are required, in all circumstances, to obtain prior approval of transactions involving AutoZone securities. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy filed as an exhibit to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2026 Annual Meeting of Stockholders, in the section entitled "Compensation Discussion & Analysis," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2026 Annual Meeting of Stockholders, in the sections entitled "Share Ownership of Directors and Executive Officers," "Share Ownership of Certain Beneficial Owners" and "Equity Compensation Plans" is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2026 Annual Meeting of Stockholders, in the sections entitled "Related Party Transactions" and "Governance Framework – Director Independence" is incorporated herein by reference in response to this item.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement relating to our 2026 Annual Meeting of Stockholders, in the section entitled "Proposal 2 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following information required under this item is filed as part of this report.

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report on Form 10-K in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 29, 2026, August 30, 2025, and August 31, 2024
Consolidated Statements of Comprehensive Income for the fiscal years ended August 29, 2026, August 30, 2025 and August 31, 2024
Consolidated Balance Sheets as of August 29, 2026 and August 30, 2025
Consolidated Statements of Cash Flows for the fiscal years ended August 29, 2026, August 30, 2025 and August 31, 2024
Consolidated Statements of Stockholders' Deficit for the fiscal years ended August 29, 2026, August 30, 2025 and August 31, 2024
Notes to Consolidated Financial Statements

(b) Exhibits

The following exhibits are being filed herewith:

3.1	Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended February 13, 1999.
3.2	Ninth Amended and Restated By-Laws of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated April 1, 2025.
4.1	Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (No. 333-107828) filed August 11, 2003.
4.2	Agreement of Resignation, Appointment and Acceptance by and among AutoZone, Inc., The Bank of New York Mellon Trust Company, N.A., as prior Trustee, and Regions Bank, as successor Trustee, dated January 29, 2019. Incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-3 (No. 333-230719), filed April 4, 2019).
4.3	Officers' Certificate dated April 18, 2017, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.750% Senior Notes due 2027. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 18, 2017.
4.4	Form of 3.750% Senior Notes due 2027. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 18, 2017.

4.5	Officers' Certificate dated April 18, 2019, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 3.750% Senior Notes due 2029. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 18, 2019.
4.6	Form of 3.750% Senior Notes due 2029. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated April 18, 2019.
4.7	Officers' Certificate dated March 30, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated March 30, 2020.
4.8	Form of 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K dated March 30, 2020.
4.9	Form of 4.000% Senior Notes due 2030. Incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K dated March 30, 2020.
4.10	Form of 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 14, 2020.
4.11	Form of 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K dated August 14, 2020.
4.12	Officers' Certificate dated August 14, 2020, pursuant to Section 3.2 of the Indenture, dated August 8, 2003, setting forth the terms of the 1.650% Senior Notes due 2031. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 14, 2020.
4.13	Officers' Certificate dated August 1, 2022, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.750% Senior Notes due 2032. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 1, 2022.
4.14	Form of 4.750% Senior Notes due 2032. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 1, 2022.
4.15	Officers' Certificate dated January 27, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.500% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated January 27, 2023.
4.16	Officers' Certificate dated January 27, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.750% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated January 27, 2023.
4.17	Form of 4.500% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated January 27, 2023.
4.18	Form of 4.750% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated January 27, 2023.
4.19	Officers' Certificate dated July 21, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.200% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 21, 2023.

4.20	Form of 5.200% Note due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated July 21, 2023.
4.21	Officers' Certificate dated October 25, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 6.250% Senior Notes due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated October 25, 2023.
4.22	Officers' Certificate dated October 25, 2023, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 6.550% Senior Notes due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated October 25, 2023.
4.23	Form of 6.250% Note due 2028. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated October 25, 2023.
4.24	Form of 6.550% Note due 2033. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated October 25, 2023.
4.25	Officers' Certificate dated June 28, 2024, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.100% Senior Notes due 2029. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 28, 2024.
4.26	Officers' Certificate dated June 28, 2024, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.400% Senior Notes due 2034. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 28, 2024.
4.27	Form of 5.100% Note due 2029. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 28, 2024.
4.28	Form of 5.400% Note due 2034. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 28, 2024.
4.29	Officers' Certificate dated April 14, 2025, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 5.125% Senior Notes due 2030. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 14, 2025.
4.30	Form of 5.125% Senior Notes due 2030. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated April 14, 2025.
4.31	Officers' Certificate dated July 14, 2026, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.950% Senior Notes due 2031. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 14, 2026.
4.32	Form of 4.950% Senior Notes due 2031. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 14, 2026.
4.33	Description of Securities of AutoZone, Inc. Incorporated by reference to Exhibit 4.24 to the Annual Report on Form 10-K dated October 28, 2019.
*10.1	Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2000.

*10.2	AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the Annual Meeting of Stockholders held December 12, 2002.
*10.3	Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated January 4, 2008.
*10.4	Form of non-compete and non-solicitation agreement for Section 16 executive officers and by AutoZone, Inc. Incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.
*10.5	Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K dated February 15, 2008.
*10.6	AutoZone, Inc. 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 25, 2010, for the Annual Meeting of Stockholders held December 15, 2010.
*10.7	Form of Letter Agreement dated as of December 14, 2010, amending certain Stock Option Agreements of executive officers. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated December 16, 2010.
*10.8	Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated March 17, 2011.
*10.9	Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011. Incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.
*10.10	AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2022.
*10.11	Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for certain executive officers effective September 27, 2011. Incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.
*10.12	Agreement dated January 2, 2024 with Philip B. Daniele, III. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 3, 2024.
*10.13	Amended and Restated AutoZone, Inc. Executive Deferred Compensation Plan dated June 13, 2023. Incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K for the Fiscal year ended August 26, 2023.
*10.14	AutoZone, Inc. Director Compensation Program effective January 1, 2022. Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.
*10.15	AutoZone, Inc. Director Compensation Program effective January 1, 2024. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated March 15, 2024.

*10.16	Amended and Restated AutoZone, Inc. 2011 Equity Incentive Award Plan dated December 16, 2015. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 26, 2015, for the Annual Meeting of Stockholders held December 16, 2015.
*10.17	AutoZone, Inc. Sixth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Exhibit A to the definitive proxy statement dated October 24, 2016, for the Annual Meeting of Stockholders held December 14, 2016.
*10.18	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q dated December 17, 2018.
*10.19	AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 17, 2020.
*10.20	Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated December 17, 2020.
*10.21	Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K dated December 17, 2020.
*10.22	Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Directors under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K dated December 17, 2020.
10.23	Fourth Amended and Restated Credit Agreement dated as of November 15, 2021, among AutoZone, Inc. as Borrower, the lenders party thereto and Bank of America, N.A. as Administrative Agent, incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K dated November 16, 2021.
10.24	First Amendment to Credit Agreement, dated as of November 15, 2022, among AutoZone, Inc. as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended November 19, 2022.
*10.25	Amendment No. 1 to the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.34 to the Annual Report on Form 10-K for the fiscal year ended August 28, 2021.
*10.26	Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.
*10.27	Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan. Incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.

10.28	Master Extension Agreement, dated November 15, 2024, among AutoZone, Inc. as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent. Incorporated by reference to Exhibit 10.1 to the quarterly Report on Form 10-Q for the fiscal quarter ended November 23, 2024.
*10.29	Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan (Extended Vesting). Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended February 15, 2025.
*10.30	Form of Grant Notice and Award Agreement for Stock Options granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan (Global). Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended November 22, 2025.
*10.31	Form of Grant Notice and Award Agreement for Restricted Stock Units granted to Officers under the AutoZone, Inc. 2020 Omnibus Incentive Award Plan (Global). Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the fiscal quarter ended November 22, 2025.
*10.32	AutoZone, Inc. Director Compensation Program effective January 1, 2026. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended February 14, 2026.
10.33	Second Amendment to Credit Agreement, dated as of April 10, 2025, among AutoZone, Inc. as borrower, the lenders party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended May 10, 2025.
19.1	AutoZone, Inc. Insider Trading Policy. Incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K for the fiscal year ended August 31, 2024.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	AutoZone, Inc. Clawback Policy. Incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2023.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Document
101.LAB	Inline XBRL Taxonomy Extension Labels Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Document
101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Inline XBRL File

* Management contract or compensatory plan or arrangement.

** Certificate of Principal Executive Officer furnished pursuant to Item 601(b)(32)(ii) of Regulation S-K.

c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ Philip B. Daniele, III
Philip B. Daniele, III
President and Chief Executive Officer
(Principal Executive Officer)

Dated: October 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ PHILIP B. DANIELE, III Philip B. Daniele, III	President and Chief Executive Officer (Principal Executive Officer)	October 26, 2026
/s/ JAMERE JACKSON Jamere Jackson	Chief Financial Officer (Principal Financial Officer)	October 26, 2026
/s/ J. SCOTT MURPHY J. Scott Murphy	Vice President and Controller (Principal Accounting Officer)	October 26, 2026
/s/ WILLIAM C. RHODES, III William C. Rhodes, III	Executive Chairman	October 26, 2026
/s/ MICHAEL A. GEORGE Michael A. George	Director	October 26, 2026
/s/ LINDA A. GOODSPEED Linda A. Goodspeed	Director	October 26, 2026
/s/ EARL G. GRAVES, JR. Earl G. Graves, Jr.	Director	October 26, 2026
/s/ BRIAN HANNASCH Brian Hannasch	Director	October 26, 2026
/s/ GALE V. KING Gale V. King	Director	October 26, 2026
/s/ CLAIRE R. MCDONOUGH Claire R. McDonough	Director	October 26, 2026
/s/ GEORGE R. MRKONIC, JR George R. Mrkonic, Jr.	Director	October 26, 2026
/s/ JILL A. SOLTAU Jill A. Soltau	Director	October 26, 2026
/s/ CONSTANTINO SPAS MONTESINOS Constantino Spas Montesinos	Director	October 26, 2026

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	Mexico
AutoZone Development LLC	Nevada
AutoZone International Holdings, Inc.	Nevada
AutoZone IP LLC	Nevada
AutoZone Latin America Holdings LLC	Nevada
AutoZone Northeast LLC	Nevada
AutoZone Parts, Inc.	Nevada
AutoZone Stores LLC	Nevada
AutoZone Texas LLC	Nevada
AutoZone West LLC	Nevada
AutoZoners, LLC	Nevada
Riverside Captive Insurance Company	Arizona

In addition, 30 subsidiaries organized in the United States and 24 subsidiaries organized outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Award Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 ASR No. 333-230719) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-8 No. 333-251506) pertaining to the AutoZone, Inc. 2020 Omnibus Incentive Award Plan

Registration Statement (Form S-8 No. 333-171186) pertaining to the AutoZone, Inc. 2011 Equity Incentive Award Plan

Registration Statement (Form S-3 ASR No. 333-180768) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 ASR No. 333-203439) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 ASR No. 333-266209) pertaining to a shelf registration to sell debt securities

Registration Statement (Form S-3 ASR No. 333-297291) pertaining to a shelf registration to sell debt securities

of our reports dated October 26, 2026, with respect to the consolidated financial statements of AutoZone, Inc. and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) of AutoZone, Inc. for the year ended August 29, 2026.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 26, 2026

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Philip B. Daniele, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. (“registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

October 26, 2026

/s/ PHILIP B. DANIELE, III
Philip B. Daniele, III
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Jamere Jackson, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. (“registrant”);

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

October 26, 2026

/s/ JAMERE JACKSON
Jamere Jackson
Chief Financial Officer
(Principal Financial Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the “Company”) on Form 10-K for the fiscal year ended August 29, 2026 as filed with the SEC on the date hereof (the “Report”), I, Philip B. Daniele, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 26, 2026

/s/ PHILIP B. DANIELE, III
Philip B. Daniele, III
President and Chief Executive Officer
(Principal Executive Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 29, 2026, as filed with the SEC on the date hereof (the "Report"), I, Jamere Jackson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 26, 2026

/s/ JAMERE JACKSON
Jamere Jackson
Chief Financial Officer
(Principal Financial Officer)


AutoZone
Duralast

AutoZone®

Corporate Information

AutoZone CEO Team

Our CEO Team works tirelessly to support and continue to enhance the AutoZone that exists today. We lead as a team and we win as a team. Through their support and guidance, but most importantly through the commitment and passion of 132,000 AutoZoners, the company is well positioned for future growth and prosperity.

Officers
Customer Satisfaction

Philip B. Daniele, III†
President, CEO

Jamere Jackson†
Chief Financial Officer

Thomas B. Newbern†
Chief Operating Officer

Eric S. Gould†
Executive Vice President, Merchandising, Marketing, and Supply Chain

Senior Vice Presidents
Customer Satisfaction

Jennifer M. Bedsole†
General Counsel and Secretary

K. Michelle Borninkhof†
Chief Information Officer

Bailey L. Childress†
Omnichannel and Merchandising Support

Domingo J. Hurtado†
International

Kenneth Edward Jaycox†
Commercial

Eric J. Leef†
Human Resources

Lindsay W. Lehman†
Marketing

Dennis W. LeRiche†
Store Operations

M. Denise McCullough†
Supply Chain

Lucas John Rauch†
Merchandising and Global Sourcing

Grace O. Sharpley†
Finance

Vice Presidents
Customer Satisfaction

Curtis L. Allen
Stores

Douglas E. Baldwin
Chief Information Security Officer

Hari Krishna Balusulapalem
Information Technology

Jerry D. Barton
Internal Audit

Edward Beltran
Stores

Mauricio Braz
Presidente AutoZone de Brasil

Michael B. Campanaro
Information Technology

Brian L. Campbell
Treasury and Investor Relations

Jason T. Chesek
Catalog and Content

Wendy Ragel Chester
Stores

J. Christopher Coletta
Tax

Amy E. Cox
Replenishment

Dinesh Alan Eaves
Merchandising

Christine Esteve
Marketing

Duane M. Findley
National Accounts and Commercial Merchandising

Rebecca Givens Rice
Human Resources

Omar Gomez
Commercial

Andrew H. Harbin
Distribution

Anna E. Hook
Merchandising Pricing and Analysis

Joshua W. Hughes
Store Development

Ashlee M. Jordan
Compensation and Benefits

Manoj Koratty
Chief Technology Officer

Maria M. Leggett
Assistant General Counsel and Assistant Secretary

Luis Guillermo Demis Lemus
Presidente AutoZone de Mexico

Satwinder S. Mangat
President ALLDATA

David E. McKinney
Field Human Resources

Jason M. McNeil
Global Sourcing

J. Brett Mullis
Stores

J. Scott Murphy†
Controller

Nathaniel B. Norris
Stores

Cristian Nunez
Store Operations & Commercial AutoZone de Mexico

Dormica Oppenhuizen
Transportation

Jean Pierre Nunez
Stores

Ashley T. Prieto
Merchandising

Fernando Riberio
Presidente-Elect AutoZone de Brasil

Nakul Sarraf
Information Technology

Debbie Satyal
Assistant General Counsel and Assistant Secretary

Joe L. Sellers, Jr.
Stores

Brett L. Shanaman
Store Operations

Cole Sisemore
Fulfilment

Sundus Sliemers
E-Commerce

Timothy D. Stakem
Financial Planning and Analysis

Steven M. Stoll
Merchandising

Jason Taliaferro
Stores

Robert Scott Taylor
Commercial Strategy

John M. Tippitt
Information Technology

Michael Treacy
Global Sourcing

Tanisha A. Gonzalez-Wellman
Loss Prevention, Safety, and Security

AutoZone®

† Required to file under Section 16 of the Securities and Exchange Act of 1934.

Board of Directors

Philip B. Daniele, III
President and CEO
Customer Satisfaction

Michael A. George (1,2)
Chair and Interim CEO
QVC Group

Linda A. Goodspeed (1*)
Former Managing Partner and COO
WealthStrategies Financial Advisors

Earl G. Graves, Jr. (3*)
President and CEO
Black Enterprise

Brian Hannasch (†,2)
Former President and CEO
Alimentation Couche-Tard

Gale V. King (3)
Former Executive Vice President &
Chief Administrative Officer
Nationwide Mutual Insurance Company

Claire R. McDonough (1,2)
Chief Financial Officer of GE Vernova

George R. Mrkonic, Jr. (1,2*)
Former Non-Executive Chairman
MARU Group

William C. Rhodes, III
Executive Chairman and former
President and CEO of AutoZone, Inc.

Jill Soltau (3)
Former CEO
J.C. Penney Company, Inc.

Constantino Spas Montesinos (1,3)
Chief Executive Officer of
Proximity Americas and
Mobility Division of Fomento
Economico Mexicano, S.A.B de C.V

(1) Audit Committee member (2) Compensation Committee member (3) Nominating and Corporate Governance Committee member
† Lead Independent Director
* Chairperson of Committee

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, RI 02940-3069
(877) 282-1168
(781) 575-2723
computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held on Wednesday, December 16, 2026, 8:00 AM Central Standard Time. Instructions on how stockholders can attend the annual meeting are provided in the Proxy Statement.

Investor Relations Website

Available at AutoZone.com, click on "Investor Relations" at the bottom of the page.

Company Websites

AutoZone.com
AutoZonePro.com
ALLDATA.com
DuralastParts.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

Available at AutoZone.com, click on "Investor Relations" at the bottom of the page.

Corporate Responsibility Reporting

Available at AutoZone.com, click on "Corporate Responsibility" under About Us at the bottom of the page

Form 10-K / Quarterly Report

Stockholders may obtain, free of charge, a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission ("SEC") and quarterly press releases by contacting:

- Investor Relations
  P.O. Box 2198
  Memphis, TN 38101
- Phoning (901) 495-7185 or
- Emailing investor.relations@AutoZone.com

Copies of all documents filed by AutoZone with the Securities and Exchange Commission, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, are also available at the SEC's EDGAR server at SEC.gov.

Stockholders of Record

As of October 19, 2026, there were 1,388 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listing.


AutoZone
CURBSIDE PICKUP
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WINDSHIELD WASHER FLUID
-20°F
REMOVES DIRT AND GRIME

AutoZone®

123 S. Front Street
Memphis, TN 38103-3607
(901) 495-6500
AutoZone.com

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